Form 10-K, Exhibit 13
period 1996-12-28
LITTELFUSE INC /DE
filed 1997-03-20
CIK 889331

28                    3/19/97 12:55 PM
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 26 for the three years ended December 28, 1996.

Highlights

For Littelfuse, 1996 was an unusual year. For the first time in our five year history, electronics sales growth was less than our overall average during the first three quarters and for the year, while our automotive segment experienced good sales growth all year. Even though sales growth started off slowly and became stronger as the year progressed, our product and geographic balance helped. And our international sales continued to grow much more strongly than our domestic sales. Sales increased 10 percent during 1996 compared to 1995. Operating income for 1996 increased
12 percent compared to the prior  year  and net   income  increased
by  13  percent.   Earnings  before  interest,   taxes, depreciation
and amortization (EBITDA) increased 13 1/2 percent in 1996 compared to the prior year. The company repurchased 671,000 warrants and 285,000 shares of its common stock for $26.8 million during the
year and our debt  increased $3.7  million.   The  company's total
debt to equity ratio remains at a very reasonable .5 to 1 at the end of 1996.

The company made significant new product introductions and international facility expansions during 1996. In the spring, we introduced a new alarm indicating fuse for use in the electronics industry and a new J case cartridge style fuse for 20 to 80 amp applications in the automotive market. In the fall, we introduced an expanded line of indicating fuses in the electrical market and a surface mount polymeric PTC device for use in the electronics
industry.   This latest  device  is  our  first  entry into the
conductive polymeric resettable market, which is approximately $200 million in size.

The company also made significant investments for the future completing a new facility in Washington, England that permitted us to consolidate our two English leased facilities into one newer and much larger facility, substantially completing a new facility in Suzhou, China, and completing the installation of a new computer system in North America. We also made a significant investment in equipment and tooling to support our new surface mount resettable PTC device production. The company's focus on international sales and marketing produced significant results in 1996 as sales outside North America grew 19 percent compared to 6 percent sales growth in North America.
Results of Operations

1996 Compared with 1995

Littelfuse  had  record sales and earnings for the fifth straight
year.   Sales increased 10 percent to $241.4 million in 1996 from
$219.5 million in 1995. The gross margin was 40.7% compared to 40.9% the prior year and operating income was 15.6% of net sales compared to 15.4% the prior year. EBITDA was $59.4 million compared to $52.4 million in 1995. As a result, the company during 1996 was able to invest $17.1 million in capital improvements and to repurchase $26.8 million of its warrants and common stock, while only increasing its debt $3.7 million.

Sales increased $21.9 million during 1996. The sales growth was strongest in the automotive segment, followed by electronics and
power fuses.   Electronic sales increased $8.9 million or 9 percent
to $112.7 million in 1996 compared to $103.8 million in 1995. The electronics business was very strong in consumer electronics and datacommunications all year. This resulted in very strong sales growth in Japan for the year. However, the electronics business was relatively weak in personal computers, telecommunications and general industrial until late in the year. Automotive sales increased $11.0 million or 13 percent to $94.4 million in 1996 compared to $83.4 million in 1995. Automotive sales were very strong in Europe for the year and automotive OEM markets were relatively stronger than automotive aftermarkets all year in North America and Europe. Power fuse sales increased $2.0 million or 6 percent to $34.4 million in 1996 compared to $32.4 million in 1995. The company believes that its power fuse business grew slightly faster than the underlying markets for capital equipment and construction spending during 1996.
The  company's business is dependent upon general economic conditions
in  North America,  Europe  and   Asia Pacific.  The Company's
electronic and automotive product sales fluctuate with the trends in their respective end-product markets, while power fuse sales are dependent upon conditions within the construction and capital equipment markets. North American and Asia Pacific sales almost exclusively are denominated in US dollars, while European sales generally are denominated in Dutch guilders or British pounds. On a constant currency basis our European sales growth would have been 13 percent rather than the 9 percent reported and our consolidated sales growth would have been 11 percent rather than the 10 percent reported. The company's reported sales in North America increased 6 percent during 1996, while its sales in Europe increased 9 percent, and its sales in the Asia Pacific increased 29 percent.
Gross profit was 40.7% at $98.3 million for 1996 compared to 40.9% at $89.9 million in 1995. The gross margin decline of 0.2 percentage points was primarily caused by the relatively low margins of our new China and Korean operations having a greater impact than our margin improvements due to cost reductions and spreading higher sales over our fixed costs in North America and Europe. Margins for both the automotive and power fuse product segments improved during 1996, while the margins for the electronic segment declined slightly. Auto margins improved due to favorable mix as the fuse portion of automotive OEM sales grew to about 90 percent of sales in 1996 compared to about 80 percent of sales in 1995.

Selling,  general  and  administrative expenses were 22.2%  of  sales for  1996 compared  to  22.6% for 1995, with selling expenses accounting for approximately three-fifths of the expenses.  The 0.4 percentage point decrease was due to  the general  and administrative expense increase of 0.2 percentage point being  more than  offset  by the research and development decrease of 0.6 percentage  point. The increase  in  general and administrative expense was due primarily
to  the installation  of  new  information  systems.   The  decrease
in  researchand
development  was  due  to  lower project and patent expenses.
Amortization  of reorganization value and other intangibles was 2.9%
of sales for  1996  compared to  3.0%  the  prior  year.  The total operating expenses including  intangibles amortization were 25.1% of
sales for 1996 compared to 25.6% of sales for                            1995.
On  a  constant currency basis, Europe's increase in operating income
would have been   $0.5  million  higher.   Therefore,  currency
changes  reduced  Europe's operating income about 4 percent and
reduced consolidated operating income about 1  percent.   Operating
income for 1996 after the intangibles  amortization  was $37.7 million or 15.6% of sales compared to $33.7 million or 15.4% of sales the prior year.
Interest  expense was $4.2 million for 1996 compared to $4.3 million for  1995. Interest rates declined slightly and debt increased slightly year over year  due to  the  stock  and warrant repurchase program.  Other income,  net,  consisting primarily  of  minority interest adjustments and royalties,  was  $0.7  million compared to
$0.4 million the prior year.
Income before taxes was $34.1 million in 1996 compared to $29.9 million in 1995. Income tax expense was $12.4 million in 1996
compared to $10.6 million the prior year.   The company's effective
tax rate was 36.25% in 1996 compared to 35.5% in 1995.   Net  income
for the year was $21.7 million in 1996 compared to $19.3 million the prior year. Earnings per share increased to $1.81 in 1996 compared to $1.55 in 1995, in part because of the company's stock and warrant repurchase program reduced the number of shares outstanding.

EBITDA grew $7.0 million or 13 1/2% to $59.4 million in 1996 compared to $52.4 million in 1995. EBITDA was 24.6% of sales in 1996 compared to
23.8% of  sales
in 1995 -- an improvement of 0.8 percentage point. EBITDA for 1996 consisted of the reported operating income of $37.7 million plus other income of $0.7 million, depreciation of $14.0 million, and amortization of intangibles of $7.0 million.

1995 Compared with 1994

Sales increased 13 percent to $219.5 million in 1995 from $194.5 million in 1994. The gross margin was 40.9% compared to 39.8% the prior year and operating income was
15.4%  of net sales compared to 14.3% the prior year.   EBITDA  was
$52.4 million in 1995 compared to $45.7 million in 1994. As a result, the company during 1995 was able to invest $14.6 million in capital improvements, to pay down $17.0 million of debt and to repurchase $3.5 million of its common stock.

Sales increased $25.1 million during 1995. The sales growth was strongest in the electronics segment, followed by power fuses and
automotive.   Electronic sales  increased $16.5 million or 19 percent
to $103.8 million in 1995 compared to $87.4 million in 1994. The electronic OEM business was very strong worldwide --in consumer e
lectronics,  personal  computers,  telecommunications,          and
instrumentation/industrial.   Automotive  sales  increased  $5.6
million or 7 percent to $83.4 million in 1995 compared to $77.8 million in 1994. Automotive sales were stronger in Europe particularly in the first half of the year. North American sales slowed in the second half of 1995 due to a slower U.S. economy and also due to lower nonrecurring fuseholder sales and lower electromechanical relay sales compared to the same period of 1994. Power fuse sales increased $3.1 million or 10 percent to $32.4 million in 1995 compared to $29.3
million in 1994.   The company believes that its power fuse business
grew faster than the improving underlying markets for capital equipment and construction spending.

North American and Asia-Pacific sales almost exclusively are denominated in US dollars, while European sales generally are denominated in Dutch guilders or British pounds. On a constant currency basis, European sales would have increased 17 percent instead of the reported 30 percent and consolidated sales would have increased 10 percent instead of the reported 13 percent. Japanese sales probably were aided indirectly by the fact that our product cost in local currency averaged approximately 10 percent
less in 1995 compared to 1994.                                  The
company's reported sales in North America increased 5 percent during 1995, while its sales in Europe increased 30 percent, and its sales in Asia Pacific increased 41 percent.

Gross profit was 40.9% at $89.9 million for 1995 compared to 39.8% at $77.4 million in 1994. The gross margin improvement of 1.1 percentage points was not greatly influenced by pricing, but rather the improvement was primarily due to cost reduction activities, lower fixed manufacturing costs as a percent of sales and favorable
mix.   The improvement in gross margin by  product  segment  was
somewhat proportional to each segment's growth in sales. Margins for both the electronic and power fuse product segments improved more than the corporate average during 1995, while the margins for the automotive segment improved less. Auto margins still improved due to favorable mix as the fuse portion of automotive OEM sales grew to about 80 percent of sales in 1995 compared to about 70 percent of sales in 1994.

Selling, general and administrative expenses were 22.6% of sales for 1995 compared to 22.1% for 1994, with selling expenses accounting for approximately three-fifths of the expenses. The 0.5 percentage point increase was due to research and development
expense  increasing  0.5  points  and  general                  and
administrative  expense  increasing 0.4 points,  partially  offset
by   selling expense  decreasing  0.4  percentage  points.   The
increase  in  general                                           and
administrative expense was due primarily to the installation of new information systems and expenses
associated  with  corporate  development   activities.
Amortization of reorganization and other intangibles was 3.0% of
sales for  1995 compared   to  3.4%  the  prior  year.  The total
operating  expenses  including
intangibles amortization were 25.6% of sales for 1995 compared to 25.5% of sales for 1994.
For 1995, the Company adjusted the expected long-term rate of return assumption for determining pension expense from 8.5% to 9.0% and changed mortality and turnover assumptions, which resulted in a $0.2 million net increase in pension expense for the year. Approximately $1.6 million of Europe's increase in operating income was due to favorable currency exchange rate changes in 1995 compared to 1994. Therefore, currency changes account for about 40 percent of Europe's increase in operating income and about 25
percent of the  consolidated increase   in   operating  income.
Operating  income  after  the   intangibles amortization  was $33.7
million or 15.4% of sales compared to $27.8 million or 14.3% of sales the prior year.
Interest expense was $4.3 million for 1995 compared to $5.0 million
for 1994 due to  declining  debt  levels  during the year.   Other
income, net, consisting primarily of royalties, was $0.4 million compared to $0.6 million the prior year.
Income before taxes was $29.9 million in 1995 compared to $23.4 million in 1994. Income tax expense was $10.6 million in 1995
compared to $8.2 million the  prior year.   The company's effective
tax rate was 35.5% in 1995 compared to 35.0%  in 1994.   Net  income
for the year was $19.3 million or $1.55 per share in 1995 compared to $15.2 million or $1.25 per share the prior year.
EBITDA grew $6.7 million or 15% to $52.4 million in 1995 compared to $45.7 million in 1994. EBITDA was 23.8 % of sales in 1995 compared to 23.5% of sales in 1994 -- an improvement of 0.3 percentage points. EBITDA for 1995 consisted of the reported operating income of $33.7 million plus royalty income of $0.4 million, depreciation of $11.6 million, and amortization of intangibles of $6.6 million.
Geographical Business Segments
During the last three years, the company's international sales have grown dramatically as a result of increased Asia-Pacific and European sales efforts, new product introductions, and generally
improved  Asia-Pacific  and  European economies.   International
sales increased 20% in 1996 compared to 32% in 1995 and 35% in 1994. USA sales growth was 5 percent in 1996 compared to 5 percent in 1995 and 16 percent in 1994. Over the last five years international sales have increased at a compounded annual rate of 23% versus a USA sales compounded annual growth rate of 8%.
The geographic area of greatest sales growth during the past five years has been the Asia Pacific. Sales growth also was strong in the European Community during the last three years. International sales grew to 38.5 % of net sales in 1996 compared to 35.3% of net sales in 1995 and 30.1% of net sales in 1994.
The   following  table  summarizes  sales  based  upon  destination
and       total
international sales compared to total company net sales (in
thousands):

                                    1996        1995         1994
USA Destinations                $148,588    $142,070     $135,865

Other North American               7,968       6,336        6,144

European Community                35,373      32.607       25,017

Asia Pacific & other              49,517      38,522       27,428

Total company sales             $241,446    $219,535     $194,454

Total international sales        $92,858     $77,465      $58,589

As  percent of total company       38.5%       35.3%        30.1%
sales


Liquidity and Capital Resources

Assuming no material adverse changes in market conditions or interest rates, management expects that the company will have sufficient cash from operations to support both its operations and its debt obligations for the foreseeable future. Approximately eighty percent of the company's sales are denominated in US dollars with the balance primarily in two European currencies, Dutch guilders and British pounds. Since over seventy percent of
European costs also  are  in European   currencies  and  the  rest
of  Europe's  and  the  company's   costs predominately are
denominated in US dollars, there is little need to hedge the company's monetary assets, liabilities or commitments. The company did not have any foreign exchange derivative positions at year end 1996.

Littelfuse  started  1996  with $1.3 million of  cash.   Net  cash
provided by operations was $40.0 million for the year, a significant improvement over 1995. Cash used to invest in net property, plant and equipment was $17.1 million and to invest in a foreign joint venture was $0.3 million. Cash used in financing activities included net borrowings of long term debt of $4.2 million. The purchase of the company's warrants and common stock of $26.8 million was partially offset by cash proceeds from the exercise of
stock  options  of  $0.3 million.   The  effect of exchange rate
changes decreased cash by $0.1 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in an $0.1 million net increase in cash. This left the company with a cash balance of $1.4 million at the end of 1996.
Net  working  capital used only $ 1.3 million of cash flow from
operations  for 1996.   All asset categories used working capital,
except prepaid expenses which declined $0.4 million. Accounts receivable increased $5.6 million and inventory increased $1.8 million. All accruals provided working capital for the year. The greatest benefit in 1996 compared to 1995 came from large increases in accrued taxes of $2.4 million. Accounts payable, accrued payroll, and accrued expenses each increased by about $1.0 million and provided funds of almost $2.9 million. Net working capital changes in 1997 probably will result in a small use of cash, as the company expects current asset increases to exceed current liability increases in 1997.

Littelfuse  started  1995  with $1.3 million of  cash.   Net  cash
provided by operations was $34.3 million for the year, a significant improvement over 1994. Cash used to invest in net property, plant and equipment was $14.6 million, and to invest in a foreign joint
venture was $0.3 million.   Cash used in financing activities
included net payments of long-term debt of $17.0 million and the purchase of the company's common stock for $3.5 million was partially offset by cash proceeds from the exercise of stock options of $0.6 million. The effect of exchange rate changes increased cash by $0.1 million. The net of cash provided, less investing activities, less financing activities, plus the effect of exchange rates resulted in no net change in cash. This left the company with a cash balance of $1.3 million at the end of 1995.

Net working capital used only $3.1 million of cash flow from operations for 1995. All asset categories used working capital. Accounts receivable increased $3.3 million and inventory increased $1.8 million. All accruals provided working capital for the year. The greatest benefit in 1995 compared to 1994 came from smaller increases in accounts receivable and inventory. Accrued payroll, accrued taxes and accrued expenses provided funds of almost $3.0 million and accounts payable and prepaid expenses used funds of $1.0 million.

The company's capital expenditures were $17.1 million in 1996, $14.6 million in 1995 and $10.7 million in 1994. The company expects that capital expenditures will be approximately $19.5 million or 7.2% of sales in 1997 compared to 7.1% of sales in 1996, 6.7% in 1995 and 5.5% in 1994. The primary purposes for capital expenditures are for capacity expansion and new product tooling and production equipment. As in 1996, capital expenditures in 1997 are expected to be financed by cash flow from operations.
The company increased total debt $3.7 million in 1996, after reducing debt by $17.1 million in 1995 and by $20.6 million in 1994. The company is required to repay $9.0 million of long-term debt in 1997. The company also repurchased 671,000 warrants and 285,000 common shares for $26.8 million in 1996, 110,000 common shares for $3.5 million in 1995, and 35,500 warrants for $0.5 million in 1994.
Net working capital (working capital less cash and the current portion of longterm debt) as a percent of sales was 13.0% at year end 1996 compared to 12.7% at year end 1995 and to 12.9% at year end 1994. The days sales in receivables was approximately 52 days at year end 1996 compared to 51 days at year end 1995 and 49 days at year end 1994. The company's days sales in receivables grows about 1 day per year as international sales increase, since our international terms average 15 days longer. The inventory turnover rate was approximately 4.5 turns at year end 1996 compared to 4.1 turns at year end 1995 and 4.2 turns at year end 1994.
The ratio of current assets to current liabilities was 1.4 to 1 at year end 1996 and 1995 compared to 1.5 to 1 at year end 1994. The ratio of long-term debt to equity was 0.4 to 1 at year end 1996 and 1995 compared to 0.6 to 1 at year end 1994.
On April 26, 1996 the company announced that its Board of Directors had authorized the company to repurchase up to 1,000,000 shares of its common stock or 1,000,000 of its warrants, or any combination not to exceed 1,000,000 shares of common stock and warrants from time to time depending on market conditions. The company has repurchased 6,000 warrants and 97,000 common shares in 1996 since the April 26, 1996 authorization. The company has repurchased an additional 50,000 common shares during the first two months of 1997.
Long-term debt at year end 1996 consisted of five types of debt totaling $54.6 million. They are as follows: (1) senior notes due August, 2000 totaling $36.0 million, (2) revolver borrowings
totaling $16.9 million,   (3)  notes  payable relating  to  an
agreement not to compete totaling  $1.0  million,   (4)  notes
payable relating to income taxes totaling $0.5 million, and (5) mortgage notes totaling $0.2 million. These five items include $10.0 million of the bank revolver, tax notes, non-compete notes and mortgage notes, which are considered to be current liabilities, resulting in net long-term debt totaling $44.6 million at the end of the year. The revolver carried an interest rate of LIBOR + 0.5% for the last four months of 1996 or
approximately 6.2%.   The  company expects the interest rate paid on
the bank debt to be approximately 6.2% during the first half of 1997. The company at the end of 1996 had unused revolver availability of $48.5 million. In addition, the company had outstanding letters of credit totaling $1.8 million at year end 1996. Outlook
Littelfuse has enjoyed compounded annual sales growth of 12.1% for the last five years. Although Littelfuse expects to increase market share during 1997, particularly in the electronics segment in Asia Pacific and Europe, in the automotive segment in Europe and in the power fuse segment in North America, the company expects the sales increases in 1997 to grow at a rate close to our last five year average. We expect sales growth to be slower in the first and fourth quarter and stronger in the second and third quarter. We also expect the first quarter sales growth will not benefit much from our new product introductions compared to the next three quarters. The fourth quarter 1997 sales growth will be compared to a very strong quarter in 1996.

Littelfuse  expects  prices to decline modestly in  1997.   Although
costs and expenses will rise with inflationary pressures, the company's productivity gains and continued control of spending should help to offset this pressure as we have previously succeeded in doing. The company does expect modest gross margin pressure from expenses related to the start up of the China operations and the launching of new products including the new conductive polymeric resettable PTC devices.
The development of new products, global expansion, and reinvestment for the future are the cornerstones of Littelfuse's growth strategy. Accordingly, the company intends to continue its commitment to funding research and development, international sales and marketing activity, and investments in capital equipment and operations improvements.
Littelfuse has significantly improved its return on net assets and its return on capital employed the last five years. The company's return on net tangible assets was 25.0% in 1996 compared to 23.8%
in 1995 and 19.8% in 1994,  or  over two  times   the S&P 500 return
on net tangible assets. The company's return on capital employed was 13.3% in 1996 compared to 11.8% in 1995 and 9.3% in 1994, or over 20 percent better than the S&P 500 return on capital employed. These two comparisons demonstrate the company's ability to deliver above-average returns on investment for its shareholders. "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
The statements under "Outlook" and the other statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development, commercialization and technological difficulties, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements, the effect of the company's accounting policies, and other risks which may be detailed in the company's Securities and Exchange Commission filings.


                REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Littelfuse, Inc.

We have audited the accompanying consolidated statements of financial condition of Littelfuse, Inc. and subsidiaries as of December 28, 1996 and December 31, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 28, 1996. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries at December 28, 1996 and December 31, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                 /s/ Ernst & Young LLP
Chicago, Illinois
January 20, 1997

                        Littelfuse, Inc. and Subsidiaries

                 Consolidated Statements of Financial Condition

                                         December  December 28
                                         1996      31 1995
                                           (In Thousands)
Assets
Current assets:
Cash and cash equivalents                $         $
                                        1,427     1,308
Accounts receivable, less allowances
(1996 - $5,057; 1995 - $3,901)          35,468    29,722
Inventories                              31,586    30,076
Deferred income taxes                    3,100     1,336
Prepaid expenses and other current       2,228     2,581
assets
Total current assets                     73,809    65,023

Property, plant, and equipment:
Land                                     5,383     4,998
Buildings                                19,271    16,871
Equipment                                96,657    82,895
                                         121,311   104,764
Less:  Allowances for depreciation and   57,422    43,535
amortization
                                         63,889    61,229
Intangible assets, net of amortization:
Reorganization value in excess of
amounts allocable to identifiable       44,635    48,056
assets
Patents and licenses                     11,102    13,322
Distribution network                     7,935     8,817
Trademarks                               3,784     4,037
Other                                    1,157     1,795
                                         68,613    76,027
Other assets                             3,640     2,907

                                         $209,951  $205,186

                                         December  December 28
                                         1996      31 1995
                                           (In Thousands)
Liabilities and shareholders' equity
Current liabilities:
Accounts payable                         $         $
                                        12,775    11,836
Accrued payroll                          9,330     8,371
Accrued expenses                         8,159     7,183
Accrued income taxes                     10,775    8,362
Current portion of long-term debt        10,005    10,065
Total current liabilities                51,044    45,817

Long-term debt, less current portion     44,556    40,804
Deferred income taxes                    5,417     4,615
Minority interest in subsidiary          312       568

Shareholders' equity:
Preferred stock, par value $.01 per
share:  1,000,000 shares authorized; no -         -
shares issued and outstanding
Common stock, par value $.01 per share:
19,000,000 shares authorized; shares
issued, including shares in treasury,   103       102
1996 - 10,283,000; 1995 - 10,187,000
Additional paid-in capital               57,426    72,364
Notes receivable - Common stock          (1,470)   (571)
Cumulative foreign currency translation  (870)     (120)
adjustment
Retained earnings                        66,875    45,140
Cost of common stock in treasury, 1996 -
395,130 shares; 1995 - 110,000 shares   (13,442)  (3,533)
108,622   113,382

                                         $209,951  $205,186

See accompanying notes.

                        Littelfuse, Inc. and Subsidiaries

                        Consolidated Statements of Income

                              Year
                             ended     Year ended December
                            December           31
                               28
                              1996       1995       1994
                           (In Thousands, Except Per Share
                                       Amounts)
Net sales                  $241,446   $219,535   $194,454
Cost of sales              143,158    129,663    117,038
Gross profit               98,288     89,872     77,416

Selling expenses            34,369     31,278     28,493
Research and development    7,330      7,901      6,111
expenses
General and administrative  11,912     10,334     8,283
expenses
Amortization of            7,008      6,630      6,683
intangibles
Operating income           37,669     33,729     27,846

Interest expense           4,235      4,279      5,014
Other income, net          (660)      (430)      (595)
Income before income taxes  34,094     29,880     23,427
Income taxes               12,359     10,608     8,200
Net income                  $  21,735  $  19,272  $  15,227

Net income per share:
Primary                    $          $          $
                           1.81       1.55       1.25
Fully diluted              $          $          $
                           1.79       1.53       1.23
Weighted-average number of
common and common
equivalent shares          12,010     12,465     12,184
outstanding - Primary

See accompanying notes.

                        Littelfuse, Inc. and Subsidiaries
                 Consolidated Statements of Shareholders'
                 Equity
                Period from January 1, 1994 to December 28,
1996
                                                          Cumulative                 Cost
                                                Notes      Foreign                    of
                                 Additional  Receiveable  Currency       Retained    Common
                         Common   Paid in   Common Stock  Translation   Earnings  Stock in
                         Stock    Capital                 adjustment              Treasury    Total

(In Thousands)


Blance at January 1, 1994      $100    $70,065  $ -   $(1,566) $10,641 $ -       $79,240
Stock options exercised           1        996    -       -       -      -        997
Redemption of 34,500 warrants     -       (476)   -       -       -      -        (476)

Translation adjustment            -        -      -       711     -      -        711
Net income for the year           -        -       -       -     15,227   -     15,227
Balance at December 31, 1994     101    70,585           (855)   25,868   -        95,699
Stock options exercised            1     1,779   (571)   -       -        -        1,209
Purchase of 110,000 shares of      -       -       -       -       -      3,533)  (3,533)
common stock

Translation adjustment             -       -       -       735     -        -        735
Net income for the year            -       -       -       -    19,272      -     19,272
Balance at December 31, 1995      102   72,364  (571)   (120)   45,140  (3,533)   113,38

2 Stock options exercised           1    1,998  (899)   -       -       -          1,100
Purchase of 285,130 shares of       -       -       -       -       -   (9,909    (9,909)
common stock

Redemption of 671,060 warrants      -  (16,936)  -       -       -        -       (16,936)

Translation adjustment              -       -       -     (750)    -         -       (750)
Net income for the year             -       -       -            21,735    -        21,735
Balance at December 28, 1996      $103  $57,426 $(1,470) $(870) $66,875  $(13,442)$108,622


See accompanying notes
        .

                        Littelfuse, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows

                                Year
                                ended       Year ended
                              December      December 31
                                 28
                                1996      1995      1994
                                (In Thousands)
Operating activities
Net income                    $21,735   $19,272   $15,227
Adjustments to reconcile net
income to net cash provided
by operating activities:
Depreciation                   14,057    11,569    10,527
Amortization of intangibles    7,008     6,630     6,683
Provision for bad debts        236       160       126
Deferred income taxes          (962)     (78)      1,871
Minority interest              (411)     (61)      -
Other                          (365)     -         -
Changes in operating assets
and liabilities:
Accounts receivable            (5,630)   (3,303)   (5,560)
Inventories                    (1,816)   (1,782)   (5,930)
Accounts payable and accrued
expenses                      6,550     1,408     6,401
Other, net                     (424)     534       162
Net cash provided by          39,978    34,349    29,507
operating activities

Investing activities
Purchases of property, plant,
and                           (17,094)  (14,636)  (10,725)
 equipment, net
Foreign investment -           (341)     276       -
Noncompete payment
Net cash used in investing     (17,435)  (14,360)  (10,725)
activities

Financing activities
Proceeds (payments) of long-   4,196     (17,028)  (20,557)
term debt, net
Proceeds from exercise of      276       570       553
stock options
Purchase of common stock and
redemption of warrants        (26,845)  (3,533)   (476)
Net cash used in financing     (22,373)  (19,991)  (20,480)
activities
Effect of exchange rate        (51)      48        72
changes on cash
Increase (decrease) in cash
and cash equivalents          119       46        (1,626)
Cash and cash equivalents at
beginning                     1,308     1,262     2,888
of year
Cash and cash equivalents at   $  1,427  $  1,308  $  1,262 end
of year
                             See accompanying notes.

                        Littelfuse, Inc. and Subsidiaries Notes

                   to Consolidated Financial Statements

                                December 28, 1996

1.  Summary of Significant Accounting Policies and Other Information

Nature of Operations

Littlefuse, Inc. and its subsidiaries (the company) design, manufacture, and sell fuses and other circuit protection devices for use in the automotive, electronic, and general industrial markets throughout the world. The company also manufactures and supplies relays, switches, circuit breakers, and indicator lights to the automotive industry and to appliance and general electronics manufacturers. The company's operations represent a single industry segment for accounting purposes.

Fiscal Year

Effective January 1, 1996, the company changed its fiscal year from December 31 to a 52-53-week year ending on the Saturday nearest
December 31. Accordingly, the Company's 1996 fiscal year ended on December 28.

Principles of Consolidation

The consolidated financial statements include the accounts of Littlefuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.

Accounts Receivable

The company performs credit evaluations of customers' financial condition and generally does not require collateral. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

Inventories

Inventories are stated at the lower of cost (first in, first out method) or market, which approximates current replacement cost.

1.  Summary of Significant Accounting Policies and Other Information
(continued)

Property, Plant, and Equipment

Land, buildings, and equipment are carried at cost. Depreciation is provided under accelerated methods using useful lives of 21 years for buildings, 9 years for equipment, and 7 years for furniture and fixtures. Tooling and computer software are depreciated using the straight-line method over 5 years and 3 years, respectively.

Intangible Assets

Reorganization value in excess of amounts allocable to identifiable assets and trademarks are amortized using the straight-line method over 20 years. Patents are amortized using the straight-line method over their estimated useful lives, which average approximately 10 years. The distribution network is amortized using an accelerated method over 20 years. Licenses are amortized using an accelerated method over their estimated useful lives, which average approximately nine years. Other intangible assets consist principally of an agreement not to compete that is being amortized over the three-year term of the agreement. Accumulated amortization of these intangible assets was $34.3 million at December 28, 1996, and $27.3 million at December 31, 1995.

Revenue Recognition

Sales and associated costs are recognized when products are shipped to customers.

Advertising Costs

The company expenses advertising costs as incurred which amounted to $2.7 million in 1996, and $3.1 million in both 1995 and 1994.

Foreign Currency Translation

The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards No. 52 and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of shareholders' equity.
Per-Share Data
Net income per share is based on the weighted-average number of shares of common shares outstanding during each year after giving effect to stock options and warrants considered to be common stock equivalents.
1.  Summary of Significant Accounting Policies and Other Information
(continued)
Stock-Based Compensation
The company accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). The company grants stock options for a fixed number of shares with an exercise price equal to the market price of the underlying stock at the date of grant and, accordingly, does not recognize compensation expense.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 financial statement presentation.
2.  Acquisition of Business
On October 28, 1995, the company invested $888,000 in exchange for a 51% interest in Sam Hwa Co. Ltd., a Korean fuse manufacturer, now doing business as Sam Hwa Littelfuse, Inc. The company acquired an additional 14% interest on October 9, 1996, in exchange for $637,000. The company also entered into a three-year noncompete agreement with the original shareholders in 1995. Under the noncompete agreement, the company will pay $1.6 million; $427,000 of which was paid in 1996 and $276,000 paid in 1995. The accounts and transactions of the acquired business have been included in the consolidated financial statements from the date the company acquired majority interest. Pro forma results of operations, assuming this purchase transaction had occurred as of January 1, 1995, would not differ materially from reported results of operations.
3.  Inventories

The components of inventories are as follows at December 28, 1996 and December 31, 1995 (in thousands):

                           1996      1995
Raw materials            $  8,411  $  8,823
Work in process          3,263     3,445
Finished goods           19,912    17,808
                         $31,586   $30,076

4.  Long-Term Debt

The carrying amounts of long-term debt, which approximate fair value, are as
follows at December 28, 1996 and December 31, 1995 (in
thousands):
                           1996      1995
Senior Notes             $36,000   $45,000
Term Loan                -         2,000
Revolver                 16,500    500
Other                    2,061     3,369
                         54,561    50,869
Less:  Current           10,005    10,065
maturities
                         $44,556   $40,804

The company has an unsecured financing arrangement consisting of $45,000,000 of Senior Notes with insurance companies and a Credit Agreement with banks that provides a $65,000,000 revolving loan facility. The Senior Notes require a minimum principal payment of $9,000,000 annually. The first payment was made August 30, 1996. Additional principal payments will be made each year through 2000.
No principal payments are required for borrowings against the revolving line of credit until the line matures on August 31, 2000.
A commitment fee on the daily unborrowed portion of the revolving credit line is based on the company's debt-to-capital ratio, and is payable quarterly. The company can make additional prepayments under the Credit Agreement at any time without penalty.

4.  Long-Term Debt (continued)

Interest is payable semiannually on the Senior Notes at 6.31%. Interest is payable quarterly under the Credit Agreement borrowings at LIBOR plus a Eurodollar margin. The Eurodollar margin, which is based on the company's debt to capital ratio, amounted to 0.5% at December 28, 1996.
The Credit Agreement provides for letters of credit of up to $3 million as part of the available credit under the revolving line of credit. At December 28, 1996, the company had $1.8 million of outstanding letters of credit. The company is required to pay a fee of .625% of the face amount of each letter of credit issued.
The Senior Notes and Credit Agreement contain covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage, and net worth.

Aggregate maturities of long-term debt at December 28, 1996, are as follows (in thousands):


1997                          $10,005
1998                          9,731
1999                          9,198
2000                          25,550
2001                          77
                              $54,561

Interest paid on long-term debt totaled $4.0 million in 1996, $4.0 million in 1995, and $4.7 million in 1994.

5.  Benefit Plans
The company has a defined-benefit pension plan (the Plan) covering substantially all of its employees. The amount of the retirement benefit is based on years of service and final average monthly pay. The Plan also provides postretirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The company's contributions are made in amounts sufficient to satisfy ERISA funding requirements.
5.  Benefit Plans (continued)
The components of pension cost are as follows (in thousands):

                                      1996    1995    1994
Service cost - Benefits earned       $1,669  $1,056  $ 982
during the period

Interest cost on projected benefit   2,558   2,055   1,893
obligation

Actual return on plan assets         (3,810)  (6,512)  353

Net amortization and deferral        1,705   4,933   (2,156)

Total pension cost                  $2,122  $1,532   $1,072

Substantially all Plan assets are invested in listed stocks and bonds. The funded status and amounts recognized in the consolidated statements of financial condition at December 28, 1996 and December 31, 1995, are as follows (in thousands):

                                           1996      1995
Actuarial present value of benefit
obligations:
Vested benefit obligation                $ 26,267  $ 25,586

Accumulated benefit obligation           $ 29,366  $ 28,519

Projected benefit obligation             $(37,385) $(37,489)

Plan assets at fair value                  34,381    28,855
Unrecognized net experience loss            5,866     9,971
Unrecognized prior service cost               377       443
Pension asset recognized in the
consolidated statements of financial
condition (net of a current pension
liability of $530 at December 31, 1995)   $ 3,239    $ 1,780

The following significant assumptions were used in determining pension cost for the years ended December 28, 1996, December 31,
1995, and December 31, 1994:

                                  1996      1995     1994
Discount rate                    7.5%     7.0%     7.5%
Rate of increase in              4.5      4.5      5.0
compensation levels
Expected long-term rate of       9.0      9.0      8.5
return on assets

5.  Benefit Plans (continued)

The company provides additional retirement benefits for certain key executives through its unfunded Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $747,000, $640,000, and $417,000 in 1996, 1995, and 1994, respectively.

The company also maintains a 401(k) savings plan covering substantially all U.S. employees. The company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the company contributions after two years of service. Company matching contributions amounted to $457,000 in 1996, $472,000 in 1995, and $346,000 in 1994.

6.  Shareholders' Equity

Stock Purchase Warrants

Warrants to purchase 2,086,222 shares of common stock at $8.36 per share are outstanding at December 28, 1996. The warrants are exercisable at the option of the holder at any time prior to December 27, 2001, and are not callable by the company.

Stock Options

The company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock of up to 1,100,000 shares to employees and directors. The stock options vest over a five-year period and are exercisable over a ten- year period commencing from the date of vesting.

6.  Shareholders' Equity (continued)

A summary of stock option information follows:

                              1996                   1995                    1994
                             Weighted-             Weighted-               Weighted-
                              Average              Average                 Average
                Options       Exercice   Options   Exercise    Options      Exercise
                               Price                Price                    Price
Outstanding
at             618,400       $17.52      603,500   $13.08    563,050       $10.40
beginning
of year
Granted        125,700        $36.79     118,800   $32.69   116,000        $22.77

Exercised      (87,450)       $11.61    (98,600)   $ 8.60   (67,050)      $ 7.67

Forfeited      (27,960)       $20.85     (5,300)   $19.17    (8,500)      $10.72

Outstanding
at end of      628,690        $21.89    618,400    $17.52   603,500      $13.08
year

Exercisable
at end of      230,910                  166,050             114,900
year

Available
for future     155,500                  297,000             110,500
grant

Weighted-
average
value of
options                    $18.61                  $16.08
granted
during the
year

As of December 28, 1996, the company had the following
outstanding options:
                           Weighted-   Weighted-
   Exercise      Options    Average     Average    Options
     Price      Outstand   Exercise    Remaining  Exercisa
                   ing       Price       Life        ble
$7.357 to       209,400   $  7.81     3.7         106,200
$10.00
$18.75 to       190,850   21.75       5.1         104,850
$25.25
$32.25 to       228,440   34.97       6.9         19,860
$38.00


6.  Share
holders' Equity (continued)

Disclosure of pro forma information regarding net income and net income per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and has been determined as if the company had accounted for its stock options granted in 1996 and 1995 under the fair value method using the Black-Scholes option pricing model. The following assumptions were utilized in the valuation:

                                           1996      1995
Risk-free interest rate                     6.76%    6.67%

Expected dividend yield                      0  %       0%
Expected stock price volatility            .265%    .273%
Expected life of options                   8 years  8 years

Had compensation cost for the company's stock options granted in 1996 and 1995 been determined based on the fair value at the dates of grant, the company's net income and net income per share would have been reduced to the pro forma amounts indicated:

                                           1996      1995
Pro forma net income (in thousands of    $21,340   $19,132
dollars)
Pro forma primary net income per share   $         $
                                        1.78      1.54
Pro forma fully diluted net income per   $         $
share                                   1.76      1.52

The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years as the pro forma disclosures reflect only the fair value of stock options granted in 1996 and 1995 and do not reflect the fair value of outstanding options granted prior to 1995.

Notes Receivable - Common Stock

In 1995, the company established the Executive Loan Program under which certain management employees may obtain interest-free loans from the company to facilitate their exercise of stock options and payment of the related income tax liabilities. Such loans, limited to 90% of the exercise price plus related tax liabilities, have a five-year maturity, subject to acceleration for termination or death of the employee. Such loans are classified as a reduction of shareholder's equity.

6.  Shareholders' Equity (continued)

Preferred Stock

The Board of Directors may authorize the issuance from time to time of Preferred Stock in one or more series with such designations, preferences, qualifications, limitations, restrictions, and optional or other special rights as the Board may fix by resolution. In connection with the Rights Plan, the Board of Directors has reserved, but not issued, 200,000 shares of preferred stock.

Rights Plan

In December 1995, the company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after December 15, 1995. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15% or more of the company's common stock and warrants. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder to buy 1/100th of a share of a new series of preferred stock at an exercise price of $135. Once an individual or group acquires 15% or more of the company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase a number of common shares having a market value of twice the exercise price of the right. If the attempted takeover succeeds, each right will then entitle the holder to purchase a number of the acquiring company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15% of the company's common stock and before they acquire 50%, the company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock or 1/100th of a share of
a new series of preferred stock per right.   Before an individual or
group acquires 15% of the company's common stock, or a majority of the company's Board of Directors are removed by written consent, whichever occurs first, the rights are redeemable for $.01 per right at the option of the company's Board of Directors. The company's Board of Directors is authorized to reduce the 15% threshold to no less than 10%. Each right will expire on December 15, 2005, unless earlier redeemed by the company.

7.  Income Taxes

Federal, state, and foreign income tax expense consists of the following (in thousands):


                                  1996      1995      1994
Current:
Federal                        $7,091     $  5,552   $2,451
State                          1,440      815        1,275
Foreign                        4,790      4,319      2,942
                               13,321     10,686     6,668
Deferred (credit):
Federal                        (872)      21         1,303
Foreign                        (90)       (99)       229
                               (962)      (78)       1,532
                               $12,359    $10,608    $8,200

Domestic and foreign income before income taxes is as follows
(in thousands):

                                                       1996      1995           1994

Domestic                                              $21,299     $15,908     $13,499
Foreign                                               12,795      13,972      9,928
                                                      $34,094     $29,880     $23,427

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                                                            1996      1995      1994

                                                                                 c>
Tax expense at statutory rate of 35%                     $11,933    $10,458    $8,199
State and local taxes, net of federal tax benefit            936        530       829
Foreign income taxes                                        (181)      (482)     (303)
Foreign losses for which no tax benefit is available         703        -          -
Other, net                                               (1,032)        102      (525)
                                                         $12,359    $10,608    $8,200

7.  Income Taxes (continued)

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the company's assets and liabilities. Significant components of the company's deferred tax assets and liabilities at December 28, 1996 and December 31, 1995, are as follows (in thousands):

                        1996      1995
Deferred tax
liabilities
Tax over book          $3,200    $3,189
depreciation and
amortization
Prepaid expenses       1,588     2,198
Other                  632       730
Total deferred tax     5,420     6,117
liabilities

Deferred tax assets
Accrued expenses       2,373     1,913
Foreign net operating  703       -
loss carryforwards
Other                  730       925
Total deferred tax     3,806     2,838
assets
Less:  Valuation       (703)     -
allowance
Net deferred tax       3,103     2,838
assets
Net deferred tax       $2,317    $3,279
liabilities

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The company paid income taxes of $9.0 million in 1996, $9.3 million in 1995, and $6.5 million in 1994.

8.  Business Segment Information

Operations by geographic segment are as follows:

                                                          1996      1995      1994
                                                               (In Thousands)
Net sales:
North America                                          $195,052   $177,222   $163,311
European Community                                     46,394     42,313     31,143
                                                       $241,446   $219,535   $194,454
Operating profit:
North America                                          $  26,009  $  22,796  $  20,741
European Community                                     11,660     10,933     7,105
                                                       37,669     33,729     27,846
Interest expense                                       4,235      4,279      5,014
Corporate income                                       (660)      (430)      (595)
                                                       $  34,094  $  29,880  $  23,427
Identifiable assets:
North America                                          $112,961   $107,144   $  98,878
Europe Community                                       23,310     17,800     15,738
Corporate                                              73,680     80,242     84,712
                                                       $209,951   $205,186   $199,328

8.  Business Segment Information (continued)

The company's export sales from the United States, principally to the Far East and Canada, amounted to approximately
$26.9 million in 1996, $27.0 million in 1995, and $24.0 million in 1994. One customer accounted for 11% of consolidated net sales in 1996. No single customer accounted for 10% or more of consolidated net sales in 1995 or 1994.

Corporate assets consist principally of cash, intangible assets and prepaid pension cost.

9.  Lease Commitments

The company leases certain office and warehouse space under noncancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $1,267,000 in 1996, $965,000 in 1995, and
$857,000 in 1994. Future minimum payments for all noncancelable operating leases with initial terms of one year or more at December 28, 1996, are as follows (in thousands):

1997                   $   448
1998                       336
1999                       257
2000                       129
2001 and thereafter -   $1,170


      Selected Financial Data

Five Year
Summary
         ($ In Thousands, Except Per-Share Data)
                 1996    1995    1994       1993      1992
Net sales      $241,446 $219,535 $194,454  $160,712 $149,832

Gross profit
                 98,288   89,872   77,416    62,588   51,485
Operating
income           37,669   33,729 27,846     19,359    10,756
Net income
                 21,735   19,272 15,227      9,987       654
Net income per
share              1.81     1.55   1.25       0.83      0.06

Net working
capital          31,343   27,963   25,061    17,641   21,855
Total assets   $209,951 $205,186 $199,328  $193,294 $197,749

Long-term debt
                44,556   40,804 60,344  80,906 100,965

     Quarterly Results of Operations
          (Unaudited)
         ($ In Thousands,Except Per-Share Data)
                 1996                                  1995
                  4Q      3Q      2Q     1Q             4Q     3Q      2Q     1Q
Net sales            $        $      $       $             $       $     $        $
                61,042   60,483 60,843  59,078        52,444  54,688 56,949   55,454
Gross profit
                24,794   24,535 24,847  24,112        21,681  22,204 23,225   22,762
Operating
income           9,576    9,633  9,574   8,886         7,360   8,408 9,207    8,754
Net income
                 5,499    5,575  5,436   5,225         4,202   4,830 5,245    4,995
Net income per
share:
    Primary
                  0.46     0.47   0.46    0.42          0.34    0.39  0.42     0.40
    Fully
diluted           0.46     0.47   0.46    0.42          0.34    0.39  0.42     0.40

     Quarterly
   Stock Price
                 1996                                  1995
                  4Q      3Q      2Q     1Q             4Q     3Q      2Q     1Q
High           48 5/8   39 3/4   40     38 1/2         38 1/2 35 1/4  36     29 1/2
Low            39       32 3/4   36     32 3/4         30 1/4 30 3/4  28 1/4 25 3/4
Close          48 1/2   38 3/4   37 1/2 37 3/4         36 3/4 32 1/2  31 1/3 28 1/2