Form 10-K, Exhibit 13
period 1998-01-03
LITTELFUSE INC /DE
filed 1998-03-26
CIK 889331

Exhibit 13.1





Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 26 for the three years ended January 3, 1998.


Highlights

The engine of our sales growth in 1997 again was electronics. Electronics sales increased 20% in US dollars and 22 % in constant currency. Over the last five years, electronics sales have grown at a compounded annual rate of 15%. Automotive sales in 1997 increased 9% in US dollars and 13% in constant currency. Europe's automotive sales were very strong in local currencies. Over the last five years, automotive sales have grown at a compounded annual rate of 12%. Power fuse sales in 1997 increased 8% both in US dollars and in constant currency. Over the last five years, power fuse sales have grown at a compounded annual rate of 10%. The company's focus on international sales and marketing produced significant results in 1997 as sales outside North America grew 20% compared to 11% sales growth in North America.

Sales increased 14 percent during 1997 compared to 1996. Operating income for 1997 increased 16 percent compared to the prior year and net income increased by 17 percent. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 10 percent in 1997 compared to the prior year. The company repurchased 210,000 warrants and 205,000 shares of its common stock for $8.6 million during the year and our debt decreased $4.0 million. The company reduced its total debt to equity ratio to .40 to 1 at the end of 1997 from .50 to 1 at the end of 1996.

The company made significant new product introductions and international facility expansions during 1997. In the spring, we introduced a new alarm indicating fuse for use in the electronics industry and a new JCASE cartridge style fuse for 20 to 60 amp applications in the automotive market. In the fall, we introduced an expanded line of indicating fuses in the electrical market and a surface mount polymeric PTC device for use in the electronics industry. This latest device is our downsized SMD entry into the conductive polymeric resettable market.

The company also made significant investments for the future, completing a facility addition in Switzerland for molding equipment and auto MAXI fuse production and substantially completing a small facility addition in Des Plaines to increase thin-film production capacity. The company also made a significant investment in equipment and tooling to add capacity for auto MINI fuses and for electronic PICO fuses and to support our new electronic surface mount resettable PTC device production.



Results of Operations
1997 Compared with 1996
Littelfuse had record sales and earnings for the sixth straight year. Sales increased 14 percent to $275.2 million in 1997 from $241.4 million in 1996. The gross margin was 40.4% compared to 40.7% the prior year and operating income was 15.9% of net sales compared to 15.6% the prior year. EBITDA was $65.1 million compared to $59.4 million in 1996. As a result, the company during 1997 was able to invest $18.9 million in capital improvements and to repurchase $8.6 million of its warrants and common stock, while decreasing its debt $4.0 million.

Sales increased $33.8 million during 1997. The sales growth was strongest in the electronics segment, followed by automotive and power fuses. Electronic sales increased $22.7 million or 20 percent to $135.3 million in 1997 compared to $112.7 million in 1996. The electronics business was very strong in personal computers, tele- and data-communications as well as consumer electronics throughout the year. Electronics sales enjoyed significant growth Asia-Pacific, Europe and North America in 1997. Automotive sales increased $8.4 million or 9 percent to $102.8 million in 1997 compared to $94.4 million in 1996. Automotive sales were very strong in the OEM markets, while they declined slightly in the automotive aftermarkets on a worldwide basis. Power fuse sales increased $2.7 million or 8 percent to $37.0 million in 1997 compared to $34.4 million in 1996. The company believes that its power fuse business grew twice as fast as the underlying markets for capital equipment and construction spending during 1997.

The company's business is dependent on general economic conditions in North America, Europe and Asia-Pacific. The company's electronic and automotive product sales fluctuate with the trends in their respective end-product markets, while power fuse sales are dependent on conditions within the construction and capital equipment markets. North American and Asia- Pacific sales are denominated primarily in US dollars, while European sales generally are denominated in Dutch guilders or British pounds. On a constant currency basis, our European sales growth would have been 16 percent rather than the 5 percent reported, our Asia-Pacific sales growth would have been 36 percent rather than the 32 percent reported, and our consolidated sales growth would have been 16 percent rather than the 14 percent reported.

Gross profit was 40.4% at $111.1 million for 1997 compared to 40.7% at $98.3 million in 1996. The gross margin decline of 32 basis points was primarily caused by the lower margins of our new China and Korean operations having a greater impact than our margin improvements due to cost reductions and spreading our fixed costs over higher sales in North America and Europe. Margins for both the automotive and power fuse product segments improved during 1997, while the margins for the electronic segment declined slightly primarily due to lower Asia-Pacific margins. Auto margins improved due to favorable mix as the fuse portion of automotive OEM sales grew to about 94 percent of sales in 1997 compared to about 90 percent of sales in 1996.

Selling, general and administrative expenses were 21.9% of sales for 1997 compared to 22.2% for 1996, with selling expenses accounting for approximately three-fifths of the expenses. The 34 basis point decrease was due primarily to fixed selling expenses being spread over higher sales. The increase in general and administrative expense was due primarily to the installation of new information systems. The decrease in research and development was due to lower legal patent expense. Amortization of reorganization value and other intangibles was 2.6% of sales for 1997 compared to 2.9% the prior year. The total operating expenses including intangible amortization were 24.5% of sales for 1997 compared to 25.1% of sales for 1996.

Operating income for 1997 after the intangible amortization was $43.7 million or 15.9% of sales compared to $37.7 million or 15.6% of sales the prior year. On a constant currency basis, Europe's operating income was unchanged since the currency translation losses were offset by currency translation gains on intercompany transactions with the US. On a constant currency basis, Asia-Pacific's operating income was reduced since the currency translation losses were additive to the translation losses on the intercompany transactions. The Asia- Pacific operating income would have been $0.5 million more and taxes would have been $0.3 million less on a constant currency basis.

Interest expense was $4.1 million for 1997 compared to $4.2 million for 1996 due to declining debt levels during the year. Other income, net, consisting of royalties, minority interest adjustments, revaluation of the Korean non-compete agreement and government grants, was $1.0 million compared to $0.7 million the prior year.

Income before taxes was $40.7 million in 1997 compared to $34.1 million in 1996. Income tax expense was $15.3 million in 1997 compared to $12.4 million the prior year. The company's effective tax rate was 37 2/3% in 1997 compared to 36 1/4% in 1996. Net income for the year was $25.3 million in 1997 compared to $21.7 million the prior year. Diluted earnings per share (split adjusted) increased to $1.07 in 1997 compared to $0.91 in 1996.

EBITDA grew $5.7 million or 10% to $65.1 million in 1997 compared to $59.4 million in 1996. EBITDA was 23.7% of sales in 1997 compared to 24.6% of sales in 1996. EBITDA for 1997 consisted of the reported operating income of $43.8 million plus other income of $1.0 million, depreciation of $13.2 million, and amortization of intangibles of $7.2 million.


1996 Compared with 1995

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

Sales increased $21.9 million during 1996. The sales growth was strongest in the automotive segment, followed by electronics and power fuses. Electronic sales increased $8.9 million or 9 percent to $112.7 million in 1996 compared to $103.8 million in 1995. The electronics business was very strong in consumer electronics and datacommunications all year. This resulted in very strong sales growth in Japan for the year. However, the electronics business was relatively weak in personal computers, telecommunications and general industrial until late in the year. Automotive sales increased $11.0 million or 13 percent to $94.4 million in 1996 compared to $83.4 million in 1995. Automotive sales were very strong in Europe for the year and automotive OEM markets were relatively stronger than automotive aftermarkets all year in North America and Europe. Power fuse sales increased $2.0 million or 6 percent to $34.4 million in 1996 compared to $32.4 million in 1995. The company believes that its power fuse business grew slightly faster than the underlying markets for capital equipment and construction spending during 1996. The company's reported sales in North America increased 6 percent during 1996, while its sales in Europe increased 11 percent, and its sales in Asia-Pacific increased 28 percent. On a constant currency basis our European sales growth would have been 15 percent rather than the 11 percent reported and our consolidated sales growth would have been 11 percent rather than the 10 percent reported.

Gross profit was 40.7% at $98.3 million for 1996 compared to 40.9% at $89.9 million in 1995. The gross margin decline of 20 basis points was primarily caused by the relatively low margins of our new China and Korean operations having a greater impact than our margin improvements due to cost reductions and spreading our fixed costs over higher sales in North America and Europe. Margins for both the automotive and power fuse product segments improved during 1996, while the margins for the electronic segment declined slightly primarily due to lower volume than planned. Auto margins improved due to favorable mix as the fuse portion of automotive OEM sales grew to about 90 percent of sales in 1996 compared to about 80 percent of sales in 1995.

Selling, general and administrative expenses were 22.2% of sales for 1996 compared to 22.6% for 1995, with selling expenses accounting for approximately three-fifths of the expenses. The 40 basis point decrease was due to the general and administrative expense increase of 20 basis points being more than offset by the research and development decrease of 60 basis points. The increase in general and administrative expense was due primarily to the installation of new information systems. The decrease in research and development was due to lower project and patent expenses. Amortization of reorganization value and other intangibles was 2.9% of sales for 1996 compared to 3.0% the prior year. The total operating expenses including intangible amortization were 25.1% of sales for 1996 compared to 25.6% of sales for 1995.

Operating income for 1996 after the intangible amortization was $37.7 million or 15.6% of sales compared to $33.7 million or 15.4% of sales the prior year. On a constant currency basis, Europe's increase in operating income would have been $0.5 million higher. Therefore, currency changes reduced Europe's operating income about 4 percent and reduced consolidated operating income about 1 percent.

Interest expense was $4.2 million for 1996 compared to $4.3 million for 1995. Interest rates declined slightly and debt increased slightly year over year due to the stock and warrant repurchase program. Other income, net, consisting primarily of minority interest adjustments and royalties, was $0.7 million compared to $0.4 million the prior year.

Income before taxes was $34.1 million in 1996 compared to $29.9 million in 1995. Income tax expense was $12.4 million in 1996 compared to $10.6 million the prior year. The company's effective tax rate was 36 1/4% in 1996 compared to 35 1/2% in 1995. Net income for the year was $21.7 million in 1996 compared to $19.3 million the prior year. Diluted earnings per share (split adjusted) increased to $0.91 in 1996 compared to $0.78 in 1995, in part because the company's stock and warrant repurchase program reduced the number of shares outstanding.

EBITDA grew $7.0 million or 13 1/2% to $59.4 million in 1996 compared to $52.4 million in 1995. EBITDA was 24.6% of sales in 1996 compared to 23.8% of sales in 1995 -- an improvement of 80 basis points. EBITDA for 1996 consisted of the reported operating income of $37.7 million plus other income of $0.7 million, depreciation of $14.0 million, and amortization of intangibles of $7.0 million.


Geographical Business Segments

During the last five years, the company's international sales have grown dramatically as a result of increased Asia-Pacific and European sales efforts, new product introductions, and generally strong Asia-Pacific and European economies. International sales increased 20% in 1997 compared to 20% in 1996, 32% in 1995 and 35% in 1994. USA sales growth was 10 percent in 1997 compared to 5 percent in 1996, 5 percent in 1995 and 16 percent in 1994. Over the last five years international sales have increased at a compounded annual rate of 23% versus a USA sales compounded annual growth rate of 8 1/4%.

The geographic area of greatest sales growth during the past five years has been the Asia Pacific region. Sales growth in Europe has averaged higher than in the U.S.A. International sales grew to 40.6% of net sales in 1997 compared to 38.5 % of net sales in 1996, 35.3% of net sales in 1995 and 30.1% of net sales in 1994.

The  following  table   summarizes   sales  based  upon  destination  and  total
international sales compared to total company net sales (in thousands):


                                                       1997              1996              1995               1994
                                            ---------------- ----------------- ----------------- ------------------

USA Destinations                                   $163,539          $148,588          $142,070           $135,865

Other Americas                                        9,775             8,009             6,398              6,144

Europe                                               39,949            38,077            34,448             25,017

Asia-Pacific & other                                 61,902            46,772            36,619             27,428
                                            ---------------- ----------------- ----------------- ------------------

Total company sales                                $275,165          $241,446          $219,535           $194,454
                                           ================ ================= ================= ==================


Total international sales                          $111,626           $92,858           $77,465            $58,589
                                            ================ ================= ================= ==================



As percent of total company sales                     40.6%             38.5%             35.3%              30.1%
                                            ================ ================= ================= ==================



Liquidity and Capital Resources

Assuming no material adverse changes in market conditions, management expects that the company will have sufficient cash from operations to support both its operations and its debt obligations for the foreseeable future. Approximately eighty percent of the company's sales are denominated in US dollars with the balance primarily in two European currencies, Dutch guilders and British pounds, and in one Asian currency, Korean won. Since over seventy percent of European costs also are in European currencies and the rest of Europe's and the company's costs predominately are denominated in US dollars, the company has decided not to hedge its monetary assets, liabilities or commitments at this time. The company did not have any foreign exchange derivative positions at year end 1997.

Littelfuse started 1997 with $1.4 million of cash. Net cash provided by operations was $36.8 million for the year. Cash used to invest in net property, plant and equipment was $18.9 million, to invest in a new Korean acquisition called Samjoo was $5.3 million and to make a non-compete payment was $0.4 million. Cash used in financing activities included net payments of long term debt of $5.2 million. The purchase of the company's warrants and common stock for $8.6 million was partially offset by cash proceeds from the exercise of stock options of $1.0 million. The effect of exchange rate changes decreased cash by $0.1 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in an $0.6 million net decrease in cash. This left the company with a cash balance of $0.8 million at the end of 1997.

Net working capital used $9.4 million of cash flow from operations for 1997. All asset categories used working capital. Accounts receivable increased $3.3 million and inventory increased $8.3 million. Most accruals provided working capital for the year. Accounts payable, accrued payroll, and accrued and deferred taxes each increased by a little less than $1 million and provided funds over $2.5 million. Accrued expenses declined $0.6 million using funds of that amount. Net working capital changes in 1998 probably will result in a small use of cash, as the company expects current asset increases to exceed current liability increases in 1998.

Littelfuse started 1996 with $1.3 million of cash. Net cash provided by operations was $40.3 million for the year, a significant improvement over 1995. Cash used to invest in net property, plant and equipment was $17.1 million and to make a non-compete payment was $0.3 million. Cash used in financing activities included net borrowings of long term debt of $4.2 million. The purchase of the company's warrants and common stock for $26.8 million was partially offset by cash proceeds from the exercise of stock options of $0.3 million. The effect of exchange rate changes decreased cash by $0.4 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in an $0.1 million net increase in cash. This left the company with a cash balance of $1.4 million at the end of 1996.

Net working capital used only $1.3 million of cash flow from operations for 1996. All asset categories used working capital, except prepaid expenses, which declined $0.4 million. Accounts receivable increased $5.6 million and inventory increased $1.8 million. All accruals provided working capital for the year. The greatest benefit in 1996 compared to 1995 came from large increases in accrued taxes of $2.4 million. Accounts payable, accrued payroll, and accrued expenses each increased by about $1.0 million and provided funds of almost $2.9 million.

The company's capital expenditures were $18.9 million in 1997, $17.1 million in 1996 and $14.6 million in 1995. The company expects that capital expenditures will be approximately $22 million or 7.3% of sales in 1998 compared to 6.9% of sales in 1997, 7.1% in 1996 and 6.7% in 1995. The primary purposes for capital expenditures are for capacity expansion and new product tooling and production equipment. As in 1996, capital expenditures in 1997 are expected to be financed by cash flow from operations.

The company decreased total debt $5.2 million in 1997, after increasing debt by $4.2 million in 1996 and increasing debt by $17.1 million in 1995. The company is required to repay $9.0 million of long-term debt in 1998. The company also repurchased 210,000 warrants and 205,000 common shares for $8.6 million in 1997, 1,342,000 warrants and 570,000 common shares for $26.8 million in 1996, and 220,000 common shares for $3.5 million in 1995.

Net working capital (working capital less cash and the current portion of long-term debt), as a percent of sales was 15.1% at year-end 1997 compared to 13.0% at year-end 1996 and to 12.7% at year-end 1995. The days sales in receivables was approximately 52 days at year-end 1997 compared to 52 days at year-end 1996 and 51 days at year-end 1995. This was excellent performance as our international sales increased but our days sales outstanding did not increase. The days inventory outstanding was approximately 89 days at year-end 1997 compared to 79 days at year-end 1996 and 89 days at year-end 1995. The days inventory outstanding increase in 1997 of 10 days or about $4.0 million was due to new products such as electronic resettables and power fuse indicator product.

The ratio of current assets to current liabilities was 1.6 to 1 at year-end 1997 compared to 1.4 to 1 at year-end 1996 and 1.4 to 1 at year-end 1995. The ratio of long-term debt to equity was 0.3 to 1 at year-end 1997 compared to 0.4 to 1 at year-end 1996 and 1995.

Long-term debt at year-end 1997 consisted of five types of debt totaling $50.6 million. They are as follows: (1) senior notes due August 2000, totaling $27.0 million, (2) US revolver borrowings totaling $20.0 million, (3) foreign revolver borrowings totaling $2.3 million, (4) notes payable relating to an agreement not to compete totaling $0.5 million, and (5) mortgage notes totaling $0.8 million. These five items include $10.2 million of senior notes, non-compete notes and mortgage notes, which are considered to be current liabilities, resulting in net long-term debt totaling $40.4 million at the end of the year. The revolver carried an interest rate of LIBOR + 0.5% during 1997 or approximately 6.4%. The company expects the interest rate paid on the bank debt to be approximately the same during the first half of 1998. The company at the end of 1997 had unused revolver availability of $45.0 million. In addition, the company had outstanding letters of credit totaling $1.8 million at year-end 1997.

On April 25, 1997 the company announced that its Board of Directors had authorized the company to repurchase up to 2,000,000 shares of its common stock or 2,000,000 of its warrants, or any combination not to exceed 2,000,000 shares of common stock and warrants, from time to time depending on market conditions. The company repurchased 105,000 common shares since the April 25, 1997, authorization through year-end 1997.

On April 25, 1997, the Company's Board of Directors approved a two-for-one stock split to stockholders of record on May 20, 1997, payable June 10, 1997, in the form of a stock dividend. All prior year number of share and per share amounts have been restated to reflect the stock split.


Recently Issued Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The company is in the process of evaluating the specific requirements of SFAS 130. However, it believes the adoption of SFAS 130 will have no impact on the company's consolidated results of operations, financial position, or cash flows.

In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the way in which public business enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Management has evaluated the disclosure requirements of SFAS 131 and believes that its adoption will not have a significant impact on the company's reported segments.

Year 2000 Issues

Many currently installed computer systems and software programs, including many of those used by the company, are coded to accept only two digit entries into the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Therefore, the company's date critical functions related to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, planning and replenishment, facilities, and financial systems may be adversely affected unless these computer systems are or become year 2000 compliant.

The company has hired two outside consulting firms to assess the systems and procedures and to inform us what actions will be needed to address our year 2000 issues. The company expects that the results of the assessment will indicate that the company will have to replace or modify certain portions of its software so that the company's computer systems will function properly with respect to dates in the year 2000 and after. Certain software used by the company is licensed from third party vendors who have planned releases addressing this issue. Other software has been internally generated by the company.

We currently have in excess of one million dollars in our total planned expenditures for the next two years to address the year 2000 issues. The company has the cash resources to increase this investment if our circumstances call for a higher level of expenditure.


Outlook

Littelfuse has enjoyed compounded annual sales growth of 13% for the last five years. Although Littelfuse expects to increase market share during 1998 - particularly in the electronics segment in South Asia and Europe, in the automotive segment in Europe, and in the power fuse segment in North America - the company expects the sales increases in 1998 to be lower than our last five year average. We expect sales growth to be slower in the first and fourth quarter and stronger in the second and third quarter.

Littelfuse expects costs to increase modestly in 1998. Although costs and expenses will rise with inflationary pressures, the company's productivity gains and continued control of spending should help to offset this pressure as we have previously succeeded in doing. The company does expect modest gross margin pressure from expenses related to the consolidation of the Korean operations and the launching of new products including the downsized surface mount resettable PTC devices, the automotive JCASE, and the electronic SMT fuse and chip protector.

The development of new products, global expansion, and reinvestment for the future are the cornerstones of Littelfuse's growth strategy. Accordingly, the company intends to continue its commitment to funding research and development, international sales and marketing activity, and investments in capital equipment and operations improvements.

Littelfuse has significantly improved its return on net assets and its return on capital employed the last five years. The company's return on net tangible assets was 25.8% in 1997 compared to 25.0% in 1996 and 23.8% in 1995, or over 50 percent better than the S&P 500 return on net tangible assets. The company's return on capital employed was 14.6% in 1997 compared to 13.3% in 1996 and 11.8% in 1995, or over 25 percent better than the S&P 500 return on capital employed. These two comparisons demonstrate the company's ability to deliver above-average returns on investment for its shareholders.


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

Report of Independent Auditors


The Board of Directors and Shareholders
Littelfuse, Inc.

We have audited the consolidated statements of financial condition of Littelfuse, Inc. and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries as of January 3, 1998 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.




January 23, 1998

                        Littelfuse, Inc. and Subsidiaries

                 Consolidated Statements of Financial Condition


                                                                        January 3 1998   December 28 1996
                                                                       ------------------------------------
                                                                                 (In Thousands)
Assets
Current assets:
   Cash and cash equivalents                                               $       755       $    1,427
   Accounts receivable, less allowances (1997 -
     $5,899; 1996 - $5,057)                                                     37,458           35,468
   Inventories                                                                  39,075           31,586
   Deferred income taxes                                                         3,672            3,100
   Prepaid expenses and other current assets                                     2,896            2,228
                                                                       ------------------------------------
                                                                       ------------------------------------
Total current assets                                                            83,856           73,809

Property, plant, and equipment:
   Land                                                                          6,355            5,383
   Buildings                                                                    23,152           19,271
   Equipment                                                                   111,723           96,657
                                                                       ------------------------------------
                                                                               141,230          121,311
   Less:  Allowances for depreciation and amortization                          70,467           57,422
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                                70,763           63,889
Intangible assets, net of amortization:
   Reorganization value in excess of amounts allocable to
     identifiable assets                                                        41,202           44,635
   Patents and licenses                                                          8,785           11,102
   Distribution network                                                          7,126            7,935
   Trademarks                                                                    3,527            3,784
   Other                                                                         3,348            1,157
                                                                       ------------------------------------
                                                                                63,988           68,613
Other assets                                                                     3,278            3,640
                                                                       ------------------------------------
                                                                              $221,885         $209,951
                                                                       ====================================


                        Littelfuse, Inc. and Subsidiaries


                                                                        January 3 1998   December 28 1996
                                                                       ------------------------------------
                                                                                 (In Thousands)
Liabilities and shareholders' equity Current liabilities:
   Accounts payable                                                          $  13,858        $  12,775
   Accrued payroll                                                              10,316            9,330
   Accrued expenses                                                              7,427            8,159
   Accrued income taxes                                                          9,952           10,775
   Current portion of long-term debt                                            10,172           10,005
                                                                       ------------------------------------
                                                                       ------------------------------------
Total current liabilities                                                       51,725           51,044

Long-term debt, less current portion                                            40,385           44,556
Deferred income taxes                                                            6,205            5,417
Minority interest in subsidiary                                                     65              312

Shareholders' equity:
   Preferred stock, par value $.01 per share:  1,000,000 shares
     authorized; no shares issued and outstanding                                    -                -
   Common stock, par value $.01 per share:  38,000,000 shares authorized; shares issued and outstanding, 1997 - 19,873,140;
     1996 - 19,775,358                                                             199              198
   Additional paid-in capital                                                   52,540           54,569
   Notes receivable - Common stock                                              (1,960)          (1,470)
   Cumulative foreign currency translation adjustment                           (4,767)            (870)
   Retained earnings                                                            77,493           56,195
                                                                       ------------------------------------
                                                                               123,505          108,622
                                                                       ------------------------------------
                                                                              $221,885         $209,951
                                                                       ====================================

See accompanying notes.



                        Littelfuse, Inc. and Subsidiaries

                        Consolidated Statements of Income


                                                  Year ended             Year ended              Year ended
                                                  January 3              December 28             December 31
                                                   1998                   1996                     1995
                                                -----------------------------------------------------------
(In Thousands, Except Per Share Amounts)

Net sales                                              $275,165           $241,446            $219,535
Cost of sales                                           164,034            143,158             129,663
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------
Gross profit                                            111,131             98,288              89,872

Selling expenses                                         38,266             34,369              31,278
Research and development expenses                         7,927              7,330               7,901
General and administrative expenses                      13,960             11,912              10,334
Amortization of intangibles                               7,210              7,008               6,630
                                                -----------------------------------------------------------
Operating income                                         43,768             37,669              33,729

Interest expense                                          4,103              4,235               4,279
Other income, net                                          (987)              (660)               (430)
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------
Income before income taxes                               40,652             34,094              29,880
Income taxes                                             15,310             12,359              10,608
                                                ===========================================================
Net income                                            $  25,342          $  21,735           $  19,272
                                                ===========================================================
                                                ===========================================================

Net income per share:
   Basic                                           $      1.28        $      1.09         $      0.95
   Diluted                                         $      1.07        $      0.91         $      0.78
                                                ===========================================================

See accompanying notes.


                        Littelfuse, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows


                                                         Year ended       Year ended        Year ended
                                                         January 3        December 28      December 31
                                                            1998             1996              1995
                                                     ------------------------------------------------------
                                 (In Thousands)
Operating activities
Net income                                                  $25,342           $21,735          $19,272
Adjustments  to  reconcile   net  income  to  net  cash
provided  by  operating activities:
     Depreciation                                            13,184            14,057           11,569
     Amortization of intangibles                              7,210             7,008            6,630
     Provision for bad debts                                    410               236              160
     Deferred income taxes                                      215              (962)             (78)
     Minority interest                                         (159)             (411)             (61)
     Changes in operating assets and liabilities:
         Accounts receivable                                 (3,331)           (5,630)          (3,303)
         Inventories                                         (8,281)           (1,816)          (1,782)
         Accounts payable and accrued expenses
                                                              1,950             6,550            1,408
         Other, net                                             217              (424)           1,086
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Net cash provided by operating activities                    36,757            40,343           34,901

Investing activities
Purchases of property, plant, and
    equipment, net                                          (18,936)          (17,094)         (14,636)
Purchase of business                                         (5,268)                -                -
Other                                                          (357)             (341)            (276)
                                                     ------------------------------------------------------
Net cash used in investing activities                       (24,561)          (17,435)         (14,912)

Financing activities
Proceeds (payments) of long-term debt, net                   (5,192)            4,196          (17,028)
Proceeds from exercise of stock options and warrants          1,055               276              570
Purchases of common stock and redemption of warrants         (8,642)          (26,845)          (3,533)
                                                     ------------------------------------------------------
Net cash used in financing activities                       (12,779)          (22,373)         (19,991)
Effect of exchange rate changes on cash                         (89)             (416)              48
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Increase (decrease) in cash and cash equivalents
                                                               (672)              119               46
Cash and cash equivalents at beginning
   of year                                                    1,427             1,308            1,262
                                                     ======================================================
Cash and cash equivalents at end of year                  $     755          $  1,427         $  1,308
                                                     ======================================================
See accompanying notes.




                        Littelfuse, Inc. and Subsidiaries

                 Consolidated Statements of Shareholders' Equity

                 Period from January 1, 1995 to January 3, 1998



                                                                                               Cumulative
                                                                                Notes      Foreign Currency
                                                              Additional     Receivable -    Translation
                                                    Common      Paid-in      Common Stock     Adjustment       Retained
                                                    Stock       Capital                                        Earnings      Total
                                               -------------------------------------------------------------------------------------
(In Thousands)
Balance at January 1, 1995                           $202       $70,484     $        -       $    (855)        $25,868     $ 95,699
Stock options and warrants exercised                    2         1,778           (571)              -               -        1,209
Purchase of 220,000 shares of common stock             (2)         (768)             -               -          (2,763)      (3,533)
Translation adjustment                                  -             -              -             735               -          735
Net income for the year                                 -             -              -               -          19,272       19,272
                                               -------------------------------------------------------------------------------------
Balance at December 31, 1995                          202        71,494           (571)           (120)         42,377      113,382
Stock options and warrants exercised                    2         1,997           (899)              -               -        1,100
Purchase of 570,260 shares of common stock             (6)       (1,986)             -               -          (7,917)      (9,909)
Redemption of 1,342,120 warrants                        -       (16,936)             -               -               -      (16,936)
Translation adjustment                                  -             -              -            (750)              -         (750)
Net income for the year                                 -             -              -                          21,735       21,735
                                               -------------------------------------------------------------------------------------
Balance at December 28, 1996                          198        54,569         (1,470)           (870)         56,195      108,622
Stock options and warrants exercised                    3         2,567           (490)              -               -        2,080
Purchase of 205,000 shares of common stock             (2)         (720)             -               -          (4,044)      (4,766)
Redemption of 210,250 warrants                          -        (3,876)             -               -               -       (3,876)
Translation adjustment                                  -             -              -          (3,897)              -       (3,897)
Net income for the year                                 -             -              -               -          25,342       25,342
                                               =====================================================================================
Balance at January 3, 1998                           $199       $52,540        $(1,960)        $(4,767)        $77,493      $123,505
                                               =====================================================================================

See accompanying notes.

                        Littelfuse, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                     January 3, 1998 and December 28, 1996


1.  Summary of Significant Accounting Policies and Other Information

Nature of Operations

Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell fuses and other circuit protection devices for use in the automotive, electronic, and general industrial markets throughout the world. The Company also manufactures and supplies relays, switches, circuit breakers, and indicator lights to the automotive industry and to appliance and general electronics manufacturers. The Company's operations represent a single industry segment for accounting purposes.

Fiscal Year

Effective January 1, 1996, the Company changed its fiscal year end from December 31 to a 52-53-week year ending on the Saturday nearest December 31. The Company's 1997 fiscal year ended January 3, 1998 contained 53 weeks. The Company's 1996 fiscal year ended December 28, 1996 contained 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of Littelfuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

Property, Plant, and Equipment

Land, buildings, and equipment are carried at cost. Depreciation is provided under accelerated methods using useful lives of 21 years for buildings, 7 to 9 years for equipment, and 7 years for furniture and fixtures. Tooling and computer software are depreciated using the straight-line method over 5 years and 3 years, respectively.

Intangible Assets

Reorganization value in excess of amounts allocable to identifiable assets and trademarks are amortized using the straight-line method over 20 years. Patents are amortized using the straight-line method over their estimated useful lives, which average approximately 10 years. The distribution network is amortized using an accelerated method over 20 years. Licenses are amortized using an accelerated method over their estimated useful lives, which average approximately nine years. Other intangible assets consist principally of an agreement not to compete that is being amortized over the three-year term of the agreement and goodwill that is being amortized over 20 years. Accumulated amortization of these intangible assets was $39.9 million at January 3, 1998, and $34.3 million at December 28, 1996.

Revenue Recognition

Sales and associated costs are recognized when products are shipped to customers.

Advertising Costs

The Company expenses advertising costs as incurred which amounted to $2.8 million in 1997, $2.7 million in 1996, and $3.1 million in 1995.



Foreign Currency Translation

The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards No. 52 and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of shareholders' equity.



Per-Share Data

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 simplifies the standards for computing earnings per share and is effective for financial statements for both interim and annual periods ending after December 15, 1997. The Company has adopted SFAS 128, and has restated all prior periods presented to conform with the requirements of SFAS 128.

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

Recently Issued Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The Company is in the process of evaluating the specific requirements of SFAS 130. However, it believes the adoption of SFAS 130 will have no impact on the Company's consolidated results of operations, financial position, or cash flows.

In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the way in which public business enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Management has evaluated the disclosure requirements of SFAS 131 and believes that its adoption will not have a significant impact on the Company's reported segments.

Reclassifications

Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 financial statement presentation.

2.  Acquisition of Business

On May 30, 1997, the Company invested $5.3 million in exchange for a 97% interest in Samjoo Elec. Ind. Co. Ltd., a Korean fuse manufacturer, now doing business as Littelfuse Triad. This acquisition has been accounted for through the use of the purchase method of accounting. Accordingly, the accompanying financial statements include the results of its operations since the acquisition date. Goodwill arising from this acquisition of approximately $2.9 million is being amortized over twenty years. Pro forma results of operations, assuming this acquisition had occurred as of January 1, 1996, would not differ materially from reported results of operations.

3.  Inventories

The components of inventories are as follows at January 3, 1998 and December 28, 1996 (in thousands):

                                                   1997              1996
                                            -------------------------------------
                                            -------------------------------------

Raw materials                                     $  8,788          $  8,411
Work in process                                      3,556             3,263
Finished goods                                      26,731            19,912
                                            -------------------------------------
                                            =====================================
                                                   $39,075           $31,586
                                            =====================================


4.  Long-Term Debt

The carrying amounts of long-term debt, which approximate fair value, are as follows at January 3, 1998 and December 28, 1996 (in thousands):

                                                   1997              1996
                                            -------------------------------------
                                            -------------------------------------

Senior Notes                                       $27,000           $36,000
Revolver                                            20,000            16,500
Other                                                3,557             2,061
                                            -------------------------------------
                                            -------------------------------------
                                                    50,557            54,561
Less:  Current maturities                           10,172            10,005
                                            =====================================
                                                   $40,385           $44,556
                                            =====================================

The Company has an unsecured financing arrangement consisting of Senior Notes with insurance companies and a Credit Agreement with banks that provides a $65,000,000 revolving loan facility. The Senior Notes require a minimum principal payment of $9,000,000 annually. The first payment was made August 30, 1996. Additional principal payments will be made each year through 2000. No principal payments are required for borrowings against the revolving line of credit until the line matures on August 31, 2000. A commitment fee on the daily unborrowed portion of the revolving credit line is based on the Company's debt-to-capital ratio, and is payable quarterly. The Company can make additional prepayments under the Credit Agreement at any time without penalty.

Interest is payable semiannually on the Senior Notes at 6.31%. Interest is payable quarterly under the Credit Agreement borrowings at LIBOR plus a Eurodollar margin. The Eurodollar margin, which is based on the Company's debt to capital ratio, amounted to .5% at January 3, 1998. The Company's interest rate under the Credit Agreement was 6.41% at January 3, 1998.

The Credit Agreement provides for letters of credit of up to $3 million as part of the available credit under the revolving line of credit. At January 3, 1998, the Company had $1.9 million of outstanding letters of credit. The Company is required to pay a fee of .625% of the face amount of each letter of credit issued.

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

Aggregate maturities of long-term debt at January 3, 1998, are as follows (in thousands):

1998                     $10,172
1999                      10,002
2000                      29,372
2001                         244
2002 and thereafter          767
                     ===================
                         $50,557
                     ===================

Interest paid on long-term debt approximated $4.0 million in 1997, 1996, and 1995.

5.  Benefit Plans

The Company has a defined-benefit pension plan (the Plan) covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average monthly pay. The Plan also provides postretirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The Company's contributions are made in amounts sufficient to satisfy ERISA funding requirements.

The components of pension cost are as follows (in thousands):

                                                                     1997          1996          1995
                                                                -------------------------------------------

Service cost - Benefits earned during the period                     $1,657        $1,669        $1,056
Interest cost on projected benefit obligation                         2,654         2,558         2,055
Actual return on plan assets                                         (6,365)       (3,810)       (6,512)
Net amortization and deferral                                         3,832         1,705         4,933
                                                                -------------------------------------------
                                                                ===========================================
Total pension cost                                                   $1,778        $2,122        $1,532
                                                                ===========================================


Substantially all Plan assets are invested in listed stocks and bonds. The funded status and amounts recognized in the consolidated statements of financial condition at January 3, 1998 and December 28, 1996, are as follows (in thousands):

                                                                             1997              1996
                                                                       ------------------------------------
                                                                       ------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                                 $ 29,754         $ 26,267
                                                                       ====================================

   Accumulated benefit obligation                                            $ 32,426         $ 29,366
                                                                       ====================================
                                                                       ====================================

Projected benefit obligation                                                 $(41,649)        $(37,385)
Plan assets at fair value                                                      39,703           34,381
Unrecognized net experience loss                                                4,094            5,866
Unrecognized prior service cost                                                   311              377
                                                                       ------------------------------------
                                                                       ====================================
Pension asset recognized in the consolidated statements of
   financial condition                                                      $   2,459        $   3,239
                                                                       ====================================


The following significant assumptions were used in determining pension cost for the years ended January 3, 1998, December 28, 1996, and December 31, 1995:

                                                                1997            1996            1995
                                                          -------------------------------------------------

Discount rate                                                    7.0%            7.5%            7.0%
Rate of increase in compensation levels                          4.5             4.5             4.5
Expected long-term rate of return on assets                      9.0             9.0             9.0

The Company provides additional retirement benefits for certain key executives through its unfunded Supplemental Executive Retirement Plan. The charge to expense for this plan approximated $832,000, $747,000 and $640,000 in 1997, 1996, and 1995, respectively.

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $523,000, $457,000 and $472,000 in 1997, 1996 and 1995,
respectively.

6.  Shareholders' Equity

Stock Split

On April 29, 1997, the Company's Board of Directors approved a two-for-one stock split to stockholders of record on May 20, 1997, payable June 10, 1997, in the form of a stock dividend. All prior year number of share and per share amounts have been restated to reflect the stock split.

Stock Purchase Warrants

Warrants to purchase 3,815,582 shares of common stock at $4.18 per share are outstanding at January 3, 1998. The warrants are exercisable at the option of the holder at any time prior to December 27, 2001, and are not callable by the Company.

Stock Options

The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock of up to 2,200,000 shares to employees and directors. The stock options vest over a five-year period and are exercisable over a ten- year period commencing from the date of vesting. A summary of stock option information follows:

                                  1997                        1996                        1995
                      -------------------------------------------------------------------------------------
                                    Weighted-Average            Weighted-Average            Weighted-Average
                                    Exercise Price              Exercise Price              Exercise Price

                         Options                     Options                     Options
                      -------------------------------------------------------------------------------------
Outstanding at
  beginning of year     1,257,380        $10.95     1,236,800       $  8.76      1,207,000      $  6.54
Granted                   274,300         25.29       251,400         18.40        237,600        16.35
Exercised                (156,170)         6.70      (174,900)         5.81       (197,200)        4.30
Forfeited                 (14,200)        15.69       (55,920)        10.43        (10,600)        9.59
                      =====================================================================================
Outstanding at end
  of year               1,361,310         14.28     1,257,380        $10.95      1,236,800      $  8.76
                      =====================================================================================
                      =====================================================================================

Exercisable at end
  of year                 671,126                     461,820                      332,100
Available for
  future grant            138,420                     398,520                      594,000
Weighted-average
  value of options
  granted                               $11.16                     $  9.31                     $  8.04


As of January 3, 1998, the Company had the following outstanding options:

                                                    Weighted-            Weighted-
          Exercise                Options            Average              Average            Options
            Price               Outstanding      Exercise Price       Remaining Life       Exercisable
-----------------------------------------------------------------------------------------------------------

    $3.688 to $5.532                306,400          $  3.86                4.2                303,600
    $7.50 to $11.25                 228,200            10.18                5.9                157,440
    $11.625 to $12.625              121,350            11.94                6.3                 82,330
    $16.125 to $23.00               597,060            19.01                6.8                127,756
    $28.875 to $34.125              108,300            28.95                9.6                      -

Disclosure of pro forma information regarding net income and net income per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company had accounted for its stock options granted in 1997, 1996, and 1995 under the fair value method using the Black-Scholes option pricing model. The following assumptions were utilized in the valuation:

                                                            1997             1996              1995
                                                     ------------------------------------------------------

Risk-free interest rate                                      6.63%             6.76%             6.67%
Expected dividend yield                                         0%                0%                0%
Expected stock price volatility                              .195%             .265%             .273%
Expected life of options                                   8 years           8 years           8 years

Had compensation cost for the Company's stock options granted in 1997, 1996 and 1995 been determined based on the fair value at the dates of grant, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated:

                                                            1997             1996              1995
                                                     ------------------------------------------------------

Pro forma net income (in thousands of dollars)         $24,621             $21,340          $19,132
Pro forma basic net income per share                   $  1.24             $  1.08          $  0.95
Pro forma diluted net income per share                 $  1.04             $  0.90          $  0.78

The pro forma effect on net income for 1997, 1996, and 1995 is not representative of the pro forma effect on net income in future years as the pro forma disclosures reflect only the fair value of stock options granted in 1997, 1996, and 1995 and do not reflect the fair value of outstanding options granted prior to 1995.

Restricted Stock Plan

In 1997, the Company established a Restricted Stock Plan for certain management employees. Under terms of the plan, up to 120,000 shares and equivalent shares of the Company's common stock may be awarded in 1999 based on the attainment of certain financial performance targets. The awarded shares vest over various dates through 2002. The charge to expense for the plan during 1997 was $340,000.

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

Treasury Shares

During 1997, the Company elected to constructively retire shares of common stock held in treasury. For financial statement presentation, the constructive retirement has been retroactively applied.

Rights Plan

In December 1995, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after December 15, 1995. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15% or more of the Company's common stock and warrants. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder to buy 1/200th of a share of a new series of preferred stock at an exercise price of $67.50. Once an individual or group acquires 15% or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase a number of common shares having a market value of twice the exercise price of the right. If the attempted takeover succeeds, each right will then entitle the holder to purchase a number of the acquiring Company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15% of the Company's common stock and before they acquire 50%, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock or 1/200th of a share of a new series of preferred stock per right. Before an individual or group acquires 15% of the Company's common stock, or a majority of the Company's Board of Directors are removed by written consent, whichever occurs first, the rights are redeemable for $.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15% threshold to no less than 10%. Each right will expire on December 15, 2005, unless earlier redeemed by the Company.

7.  Income Taxes

Federal, state, and foreign income tax expense consists of the following (in thousands):

                                                            1997             1996              1995
                                                     ------------------------------------------------------
Current:
   Federal                                                 $  7,845            $7,091         $  5,552
   State                                                      1,859             1,440              815
   Foreign                                                    5,391             4,790            4,319
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                             15,095            13,321           10,686
Deferred (credit):
   Federal                                                        5              (872)              21
   Foreign                                                      210               (90)             (99)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                                215              (962)             (78)
                                                     ======================================================
                                                            $15,310           $12,359          $10,608
                                                     ======================================================


Domestic and foreign income before income taxes is as follows (in thousands):

                                                            1997             1996              1995
                                                     ------------------------------------------------------

Domestic                                                    $26,494           $21,299          $15,908
Foreign                                                      14,158            12,795           13,972
                                                     ------------------------------------------------------
                                                     ======================================================
                                                            $40,652           $34,094          $29,880
                                                     ======================================================

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below
(in thousands):

                                                            1997             1996              1995
                                                     ------------------------------------------------------

Tax expense at statutory rate of 35%                        $14,228           $11,933          $10,458
State and local taxes, net of federal tax benefit             1,208               936              530
Foreign income taxes                                           (705)             (181)            (482)
Foreign losses for which no tax benefit is available            974               703                -
Other, net                                                     (395)           (1,032)             102
                                                     ------------------------------------------------------
                                                     ======================================================
                                                            $15,310           $12,359          $10,608
                                                     ======================================================

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at January 3, 1998 and December 28, 1996, are as follows (in thousands):

                                                                             1997              1996
                                                                       ------------------------------------
Deferred tax liabilities

Tax over book depreciation and amortization                                    $4,740           $3,200
Prepaid expenses                                                                1,346            1,588
Other                                                                             639              632
                                                                       ------------------------------------
                                                                       ------------------------------------
Total deferred tax liabilities                                                  6,725            5,420

Deferred tax assets
Accrued expenses                                                                3,146            2,373
Foreign net operating loss carryforwards                                        1,820              703
Other                                                                           1,045              730
                                                                       ------------------------------------
Total deferred tax assets                                                       6,011            3,806
Less:  Valuation allowance                                                     (1,820)            (703)
                                                                       ------------------------------------
Net deferred tax assets                                                         4,191            3,103
                                                                       ====================================
                                                                       ====================================
Net deferred tax liabilities                                                   $2,534           $2,317
                                                                       ====================================


The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The net operating loss carryforwards will expire at various dates through the year 2002. The Company paid income taxes of $14.0 million in 1997, $9.0 million in 1996, and $9.3 million in 1995.

8.  Business Segment and Geographical Information

The Company operates in one business segment, circuit protection. Products include electronic, automotive and power fuses which serve customers worldwide.

The Company operates in three principal geographic areas: North America, Europe and Asia Pacific. A summary of the Company's operations by area is presented below:

                                                            1997             1996              1995
                                                     ------------------------------------------------------
                                                               (In Thousands)
Net sales:
   North America                                            $174,097          $158,049         $147,973
   Europe                                                     40,096            38,243           34,784
   Asia Pacific                                               60,972            45,154           36,778
                                                     ======================================================
                                                            $275,165          $241,446         $219,535
                                                     ======================================================

Operating income:
   North America                                           $  33,227         $  28,553        $  24,516
   Europe                                                     11,352             9,210            8,956
   Asia Pacific                                                6,399             6,914            6,887
   Corporate                                                  (7,210)           (7,008)          (6,630)
                                                     ======================================================
                                                           $  43,768         $  37,669        $  33,729
                                                     ======================================================

Identifiable assets:
   North America                                            $112,462          $100,537        $  98,588
   Europe                                                     23,442            23,310           17,800
   Asia Pacific                                               17,960            12,424            7,242
   Corporate                                                  68,021            73,680           80,242
                                                     ======================================================
                                                            $221,885          $209,951         $203,872
                                                     ======================================================

Corporate assets consist primarily of cash, intangible assets, and prepaid pension costs. Corporate operating expense consists of the amortization of intangible assets.

The Company's Asia Pacific sales and operating income include export sales from the United States and Europe into the region. The Company's export sales from the United States amounted to approximately $22.0 million in 1997, $19.6 million in 1996, and $11.7 million in 1995.

9.  Lease Commitments

The Company leases certain office and warehouse space under noncancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $1.3 million in 1997 and 1996 and $1.0 in 1995. Future minimum payments for all noncancelable operating leases with initial terms of one year or more at January 3, 1998, are as follows (in thousands):

1998                            $509
1999                             365
2000                              93
2001                               2
2002 and thereafter               -
                          -------------------
                                $969
                          ===================

10.  Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                            1997             1996              1995
                                                     ------------------------------------------------------
                                                               (In Thousands)
Numerator:
   Net income                                                $25,342           $21,735          $19,272
Denominator:
   Denominator for basic earnings per share -
     Weighted average shares                                  19,824            19,888           20,207
Effect of dilutive securities:
   Warrants                                                    3,335             3,520            4,081
   Employee stock options and restricted
     shares                                                      464               393              642
                                                     ======================================================
Denominator for diluted earnings per share -
   Adjusted weighted average shares and
   assumed conversions                                       $23,623           $23,801          $24,930
                                                     ======================================================
Basic earnings per share                                  $   1.28          $   1.09         $   0.95
                                                     ======================================================
Diluted earnings per share                                $   1.07          $   0.91         $   0.78
                                                     ======================================================


Selected Financial Data
-----------------------------------------------------------------------------------------------------------------------------------


Six Year Summary
-----------------------------------------------------------------------------------------------------------------------------------
($ In Thousands, Except Per-Share Data)
                                             1997           1996           1995          1994           1993           1992
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                     $275,165       $241,446       $219,535      $194,454       $160,712       $149,832
Gross profit                                   111,131         98,288         89,872        77,416         62,588         51,485
Operating income                                43,768         37,669         33,729        27,846         19,359         10,756
Net income                                      25,342         21,735         19,272        15,227          9,987            654
Net income per share- Diluted                     1.07           0.91           0.78          0.63           0.42           0.03

Net working capital                           $ 41,548       $ 31,343       $ 27,963      $ 25,061       $ 17,641       $ 21,855
Total assets                                   221,885        209,951        205,186       199,328        193,294        197,749
Long-term debt                                  40,385         44,556         40,804        60,344         80,906        100,965
-----------------------------------------------------------------------------------------------------------------------------------


Quarterly Results of Operations (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
($ In Thousands, Except Per-Share Data)
                                                         1997                                        1996
                             4Q             3Q             2Q            1Q                4Q        3Q          2Q          1Q
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                $ 70,761       $ 68,993       $ 69,828        $ 65,583        $ 61,042    $ 60,483    $ 60,843    $ 59,078
Gross profit               27,843         27,860         28,609          26,819          24,794       24,535      24,847     24,112
Operating income           10,196         11,220         11,770          10,582           9,576        9,633       9,574      8,886
Net income                  5,767          6,412          6,896           6,267           5,499        5,575       5,436      5,225
Net income per share:
    Basic                    0.29           0.32           0.35            0.32            0.28         0.28        0.27       0.26
    Diluted                  0.24           0.27           0.29            0.27            0.23         0.24        0.23       0.21
-----------------------------------------------------------------------------------------------------------------------------------



Quarterly Stock Price
-----------------------------------------------------------------------------------------------------------------------------------
                                                       1997                                         1996
                               4Q             3Q             2Q            1Q            4Q         3Q          2Q          1Q
------------------------------------------------------------------------------------------------------------------------------------
High                        35 1/2         34 1/2         28 1/2         25            24 1/3      19 7/8       20          19 1/4
Low                         21 3/4         27 1/4         22             22 1/8        19 1/2      16 3/8       18          16 3/8
Close                       25 1/2         33 7/8         27             23 1/8        24 1/4      19 3/8       18 3/4      18 7/8
