Form 10-K, Exhibit 13
period 1999-01-02
LITTELFUSE INC /DE
filed 1999-03-19
CIK 889331

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 22 for the three fiscal years ended January 2, 1999.

Highlights
Sales decreased 2% in 1998 to $269.5 million. Contributing to the decline in sales was weakness in the electronic markets domestically and in Asia as well as lower domestic auto-motive sales. In addition, greater than historical selling price declines and costs related to new product introductions contributed to lower gross margins in 1998. The company continued its investment in and dedication to introducing new products. During the year, the company introduced a surface mount telecom fuse, J-Case automotive fuse, downsized packaging of aftermarket products and expanded the line of PTC devices to meet customer requirements. The company also continued to make investments in its manufacturing capabilities, successfully integrating plastic molding equipment into the Switzerland facility and installing new thin film capacity domestically.

Results of Operations -- 1998 Compared with 1997
Sales decreased 2% to $269.5 million in 1998 from $275.2 million in 1997. The gross margin was 37.2% compared to 40.4% the prior year and operating income was 12.7% of net sales compared to 15.9% the prior year. Net income decreased 22% to $19.9 million in 1998 from $25.3 million in 1997 and diluted earnings per share decreased 20% to $.86 in 1998 from $1.07 in 1997. Sales decreased $5.6 million during 1998. Sales declined both in the automotive and electronics markets, with a modest increase in power fuse sales. Automotive sales decreased $5.5 million or 5% to $96.7 million in 1998 compared to $102.1 million in 1997. Automotive sales were down domestically as a result of the continued phase-out of electromechanical products and the absence of any product fixes by the automotive OEM's in 1998. Electronic sales decreased $1.9 million or 1% to $133.1 million in 1998 compared to $135.0 million in 1997. The Company's electronics business was down due in part to continued inventory reductions at North American distributors, weakness in Japan and greater than historical selling price declines. Power fuse sales in-creased $1.8 million or 5% to $39.8 million in 1998 compared to $38.0 million in 1997. On a constant currency basis, electronic and power fuse sales would have increased 3 and 5% respectively, automotive sales would have decreased 4% and consolidated sales would have been flat. Led by European sales increases, international sales increased by 4% in 1998 to 43.0% of net sales in 1998 from 40.6% of net sales in 1997. Gross profit was $100.2 million or 37.2% of sales for 1998 compared to $111.1 million or 40.4% of sales for 1997. The gross margin decline resulted from greater than historical selling price reductions, lower volumes than anticipated and costs associated with the introduction of new products in 1998.Selling, general and administrative expenses declined $1.3 million to 18.9% of sales in 1998 as compared to 19.0% of sales in 1997 as a result of the decline in sales and favorable expense control during 1998. Research and development costs increased $0.5 million to 3.1% of sales in 1998 as compared to 2.9% of sales in 1997 due to the continued development of new products. Amortization of reorganization value and other intangibles was $6.8 million or 2.5% of sales for 1998 compared to $7.2 million or 2.6% of sales for the prior year. Total operating expenses, including intangible amortization, were 24.5% of sales for both years.Operating income for 1998 was $34.1 million or 12.7% of sales compared to $43.8 million or 15.9% of sales the prior year. The decline in operating margin resulted from decreases in gross margin. Interest expense was $4.0 million for 1998 compared to $4.1 million for 1997. Other expense, net, consisting of royalties, minority interest adjustments and foreign currency items was $0.1 million compared to other income of $1.0 million the prior year. Also included in other expense in 1998 were charges related to the liquidation of SamHwa Littelfuse amounting to approximately $0.4 million. Income before taxes was $30.0 million in 1998 compared to $40.7 million in 1997. Income tax expense was $10.1 million in 1998 compared to $15.3 million the prior year. The company's effective tax rate was
33.7 % in 1998 compared to 37.7 % in 1997. The decrease in income tax expense resulted from lower income before taxes as well as a one-time benefit of $1.1 million related to the liquidation of Sam Hwa Littelfuse. Net income for the year was $19.9 million in 1998 compared to $25.3 million the prior year. Diluted earnings per share decreased to $0.86 in 1998 compared to $1.07 in 1997.

1997 Compared with 1996
Sales increased 14% to $275.2 million in 1997 from $241.4 million in 1996. The gross margin was 40.4% compared to 40.7% the prior year and operating income was 15.9% of net sales compared to 15.6% the prior year. Net income increased 17% to $25.3 million in 1997 from $21.7 million in 1996 and diluted earnings per share increased 18% to $1.07 in 1997 from $.91 in 1996. Sales increased $33.7 million during 1997. The sales growth was strongest in the electronics segment, followed by automotive and power fuses. Electronic sales increased $22.6 million or 20% to $135.0 million in 1997 compared to $112.4 million in 1996. The electronics business was very strong in personal computers, tele- and data-communications as well as consumer electronics throughout the year. Electronics sales enjoyed significant growth in Asia-Pacific, Europe and North America in 1997. Automotive sales increased $8.4 million or 9% to $102.1 million in 1997 compared to $93.7 million in 1996. Automotive sales were very strong in the OEM markets, while they declined slightly in the automotive aftermarkets on a worldwide basis. Power fuse sales increased $2.6 million or 7% to $38.0 million in 1997 compared to $35.4 million in 1996. The company believes that its power fuse business grew twice as fast as the underlying markets for capital equipment and construction spending during 1997.On a constant currency basis, European sales growth would have been 16% rather than the 5% reported, Asia-Pacific sales growth would have been 36% rather than the 32% reported, and consolidated sales growth would have been 16% rather than the 14% reported. Led by increases in Asia-Pacific and European sales, international sales increased by 20% in 1997 to 40.6% of net sales in 1997 from 38.5% of net sales in 1996.Gross profit was $111.1 million or 40.4% of sales for 1997 compared to $98.3 million or 40.7% of sales for 1996. The gross margin decline of 32 basis points was primarily caused by the lower margins of our new China and Korean operations having a greater impact than our margin improvements due to cost reductions and spreading our fixed costs over higher sales in North America and Europe. Selling, general and administrative expenses increased $5.9 million to 19.0% of sales in 1997 as compared to 19.2% of sales in 1996 as a result of the increase in sales during 1997. Research and development costs increased $0.6 million to 2.9% of sales in 1997 as compared to 3.0% of sales in 1996. Amor-tization of reorganization value and other intangibles was 2.6% of sales for 1997 compared to 2.9% the prior year. Total operating expenses, including intangible amortization, were 24.5% of sales for 1997 compared to 25.1% of sales for 1996.Operating income for 1997 was $43.8 million or 15.9% of sales compared to $37.7 million or 15.6% of sales the prior year.Interest expense was $4.1 million for 1997 compared to $4.2 million for 1996 due to declining debt levels during the year. Other income, net, consisting of royalties, minority interest adjustments, revaluation of the Korean non-compete agreement and government grants, was $1.0 million compared to $0.7 million the prior year. Income before taxes was $40.7 million in 1997 compared to $34.1 million in 1996. Income tax expense was $15.3 million in 1997 compared to $12.4 million the prior year. The company's effective tax rate was 37.7% in 1997 compared to 36.3% in 1996. Net income for the year was $25.3 million in 1997 compared to $21.7 million the prior year. Diluted earnings per share increased to $1.07 in 1997 compared to $0.91 in 1996.

Liquidity and Capital Resources
Assuming no material adverse changes in market conditions, management expects that the company will have sufficient cash from operations to support both its operations and its debt obligations for the foreseeable future. Littelfuse started 1998 with $0.8 million of cash. Net cash provided by operations was $39.3 million for the year. Cash used to invest in property, plant and equipment was $21.3 million, to invest in product acquisitions for electrostatic discharge devices and medium voltage power fuses was $2.8 million and to make a non-compete payment was $0.2 million. Cash provided by financing activities included net proceeds of long-term debt of $33.9 million due to a $60.0 million private placement of new senior notes and renegotiation of the existing bank credit agreement. Terms of the new bank credit agreement provide for a credit line of $55.0 that was unused as of January 2, 1999. The purchase of the company's common stock for $26.8 million was partially offset by cash proceeds from the exercise of stock options and conversion of warrants of $6.3 million. The effect of exchange rate changes decreased cash by $1.1 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in a $27.2 million net increase in cash. This left the company with a cash balance of $28.0 million at the end of 1998.Net working capital used $2.8 million of cash flow from operations for 1998. Lower inventory and prepaid and other items were the primary cash providers, offset by an increase in accounts receivable and a decrease in accounts payable.Littelfuse started 1997 with $1.4 million of cash. Net cash provided by operations was $36.8 million for the year. Cash used to invest in property, plant and equipment was $18.9 million, to invest in a new Korean acquisition called Samjoo was $5.3 million and to make a non-compete payment was $0.4 million. Cash used in financing activities included net payments of long-term debt of $5.2 million. The purchase of the company's warrants and common stock for $8.6 million was partially offset by cash proceeds from the exercise of stock options of $1.0 million. The effect of exchange rate changes decreased cash by $0.1 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in a $0.7 million net decrease in cash. This left the company with a cash balance of $0.8 million at the end of 1997. Net working capital used $9.4 million of cash flow from operations for 1997. All asset categories used working capital. Accounts receivable increased $3.3 million and inventory increased $8.3 million. Most accruals provided working capital for the year. Accounts payable, accrued payroll, and accrued and deferred taxes each increased by a little less than $1 million and collectively provided funds of over $2.5 million. Accrued expenses declined $0.6 million using funds of that amount. The company's capital expenditures were $21.3 million in 1998, $18.9 million in 1997 and $17.1 million in 1996. The company expects that capital expenditures will be approximately $22 million in 1999. The primary purposes for capital expenditures in 1999 will be for new product tooling, production equipment and information systems. As in 1998, capital expenditures in 1999 are expected to be financed by cash flow from operations. The company increased total debt by $33.9 million in 1998, after decreasing debt by $5.2 million in 1997 and increasing debt by $4.2 million in 1996. The company is required to repay $14.0 million of long-term debt in 1999. During 1998, the company's Board of Directors authorized the company to repurchase up to 2,000,000 shares of its common stock or 2,000,000 of its warrants, or any combination not to exceed 2,000,000 shares of common stock or warrants, from time to time, depending on market conditions. The company repurchased 1,345,000 common shares for $26.8 million in 1998, 210,000 warrants and 205,000 common shares for $8.6 million in 1997 and 1,342,000 warrants and 570,000 common shares for $26.8 million in 1996. As of January 2, 1999, the company had over 700,000 shares remaining under Board of Directors authorization expiring in May of 1999. Earnings before interest, taxes, depreciation, amortization and other income and expense (EBITDA) decreased 12% to $56.3 million in 1998 from $64.1 million in 1997. EBITDA increased 9% to $64.1 million in 1997 from $58.7 million in 1996. Net working capital (working capital less cash and the current portion of long-term debt) as a % of sales was 17.3% at year-end 1998 compared to 15.1% at year-end 1997 and to 13.0% at year-end 1996. The increase in net working capital was due in part to the increase in days sales outstanding in accounts receivable to approximately 61 days at year-end 1998 compared to 55 days at year-end 1997 and 52 days at year-end 1996. The ratio of current assets to current liabilities was
2.1 to 1 at year-end 1998 compared to 1.6 to 1 at year-end 1997 and 1.4 to 1 at year-end 1996. The ratio of long-term debt to equity was 0.6 to 1 at year end 1998 compared to 0.3 to 1 at year-end 1997 and 0.4 to 1 at year-end 1996.

Year 2000
The company utilizes software, hardware and related computer technologies essential to its operations that use two digits rather than four to specify the applicable year, which could result in a date recognition problem with the transition to the year 2000. The company presently believes that with modifications or replacements of existing software and certain hardware, date recognition problems associated with the year 2000 can be mitigated. However, if such modifications and replacement are not made, or are not completed timely, the year 2000 transition could have a material adverse effect on the company's consolidated results of operations. To date, the company has fully completed its assessment of all mission-critical systems. Assessments of other systems, including operating equipment systems, which could be significantly affected by the year 2000 are underway. The completed assessments have indicated that most of the company's significant information technology systems could be affected, particularly the order entry, billing and inventory systems. In addition, the company has gathered information about the year 2000 compliance status of its significant customers, suppliers and subcontractors and continues to monitor their compliance.As of January 2, 1999, the company had completed 40% of the remediation phase for its information technology, operating equipment systems and external interface exposures. The company expects to complete software reprogramming and replacement as well as testing of all significant systems no later than May 1, 1999. All remediated systems are expected to be fully tested and implemented by June 30, 1999. The company has queried its significant suppliers and subcontractors, none of which share information systems with the company ("external agents"). To date, the company is not aware of any external agent with a year 2000 issue that would materially impact the company's results of operations, liquidity or capital resources. However, the company has no means of ensuring that external agents will be year 2000 ready. The inability of external agents to complete their year 2000 resolution process in a timely fashion could materially impact the company. The company will utilize both internal and external resources to reprogram or replace, test, and implement the software, operating equipment and external interfaces for year 2000 modifications. The total cost of projects that relate to year 2000 compliance is estimated at $12.0 million and is being funded through operating cash flows. Through January 2, 1999, the company has incurred costs totaling approximately $4.9 million, $0.6 of which has been expensed and $4.3 of which has been capitalized, related to all phases of the year 2000 project. Management of the company believes it has an effective program in place to become year 2000 compliant in a timely manner. As noted above, the company has not yet completed all necessary phases of the year 2000 program. In the event that the company does not complete any additional phases, the company would be unable to use its electronic systems to take customer orders, manufacture and ship products, invoice customers or collect payments. In addition, disruptions in the economy generally resulting from year 2000 issues could also materially adversely affect the company. The company could be subject to litigation for computer sys- tems failure, equipment shutdown or failure to properly date business records. The company currently has no contingency plans in place in the event it does not complete all phases of the year 2000 pro- gram. The company plans to evaluate the status of completion in March 1999 and determine whether such a plan is necessary. The company believes that the foregoing statements are in conformity with the Year 2000 Information and Readiness Disclosure Act (Public Law 105-271, 112 Stat. 2386), and all of the foregoing statements are designated as year 2000 readiness disclosures thereunder.
The protection of this act does not apply to federal securities fraud.

Outlook
Littelfuse has experienced compounded annual sales growth of 11% for the last five years. Sales growth is expected in 1999, fueled in part by sales of products introduced in 1998 and continued increases in the European segment. Although the company expects that growth will resume in 1999, the rate is expected to be lower than the last five-year average. In an attempt to offset continued selling price pressures from its customers, the company has increased cost reduction efforts worldwide. The company expects that these efforts will favorably affect the gross margin percentage in 1999. In addition, new product introduction costs that negatively affected the gross margin in 1998 are not expected to be as significant in 1999. The development of new products, global expansion, and reinvestment continue to be Littelfuse's long-term growth strategy. Accordingly, the company intends to continue its commitment to funding research and development, international market development, and investments in capital equipment and operations improvements.

Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 The statements under "Outlook", "Year 2000" and the other statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development, commercialization and technological difficulties, year 2000 issues discussed above, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements, the effect of the company's accounting policies, and other risks which may be detailed in the company's Securities and Exchange Commission filings.

Report of Independent Auditors
The Board of Directors and Shareholders
Littelfuse, Inc.

We have audited the consolidated statements of financial condition of Littelfuse, Inc. and subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries as of January 2, 1999 and January 3, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.

Chicago, Illinois
January 26, 1999


Consolidated Statements of Financial Condition
(thousands of dollars)

Assets                                                                               January 2, 1999        January 3, 1998
Current assets:
     Cash and cash equivalents                                                           $   27,961        $          755
     Accounts receivable, less allowances
        (1998 - $5,885; 1997 - $5,899)                                                       41,382                37,458
     Inventories                                                                             36,209                39,075
     Deferred income taxes                                                                    2,456                 3,672
     Prepaid expenses and other current assets                                                3,090                 2,896
Total current assets                                                                        111,098                83,856

Property, plant, and equipment:
     Land                                                                                     6,753                 6,355
     Buildings                                                                               25,682                23,152
     Equipment                                                                              131,136               111,723
                                                                                            163,571               141,230

     Less: Allowances for depreciation and amortization                                      85,783                70,467
                                                                                             77,788                70,763

Intangible assets, net of amortization:
     Reorganization value in excess of amounts
        allocable to identifiable assets                                                     37,814                41,202
     Patents and licenses                                                                     6,522                 8,785
     Distribution network                                                                     6,412                 7,126
     Trademarks                                                                               3,275                 3,527
     Other                                                                                    5,940                 3,348
                                                                                             59,963                63,988
Other assets                                                                                  1,695                 3,278
                                                                                           $250,544              $221,885







Consolidated Statements of Financial Condition (continued)
(thousands of dollars)

Liabilities and shareholders' equity                                                 January 2, 1999        January 3, 1998
Current liabilities:
     Accounts payable                                                                  $      9,926            $   13,858
     Accrued payroll                                                                         12,555                10,316
     Accrued expenses                                                                         7,929                 7,427
     Accrued income taxes                                                                     6,042                 9,952
     Current portion of long-term debt                                                       15,515                10,172
Total current liabilities                                                                    51,967                51,725

Long-term debt, less current portion                                                         70,061                40,385
Deferred income taxes                                                                         3,951                 6,205
Minority interest in subsidiary                                                                  41                    65

Shareholders' equity:
     Preferred stock, par value $.01 per share: 1,000,000 shares
        authorized; no shares issued and outstanding                                              --                     --
     Common stock, par value $.01 per share: 38,000,000 shares
        authorized; shares issued and outstanding,
        1998 - 20,023,520; 1997 - 19,873,140                                                    200                   199
     Additional paid-in capital                                                              55,537                52,540
     Notes receivable - Common stock                                                         (2,772)               (1,960)
     Accumulated other comprehensive loss                                                    (3,726)               (4,767)
     Retained earnings                                                                       75,285                77,493
                                                                                            124,524               123,505
                                                                                           $250,544              $221,885
See accompanying notes.



Consolidated Statements of Income
(in thousands of dollars, except per share amounts)

Year ended                                                      January 2, 1999      January 3, 1998   December 28, 1996
Net sales                                                            $269,540              $275,165              $241,446
Cost of sales                                                         169,341               164,034               143,158
Gross profit                                                          100,199               111,131                98,288

Selling, general and administrative expenses                           50,936                52,226                46,281
Research and development expenses                                       8,387                 7,927                 7,330
Amortization of intangibles                                             6,780                 7,210                 7,008
Operating income                                                       34,096                43,768                37,669

Interest expense                                                        3,989                 4,103                 4,235
Other expense/(income), net                                                98                 (987)                 (660)
Income before income taxes                                             30,009                40,652                34,094
Income taxes                                                           10,124                15,310                12,359
Net income                                                         $   19,885            $   25,342            $   21,735

Net income per share:
     Basic                                                     $         0.97         $        1.28         $        1.09
     Diluted                                                   $         0.86         $        1.07         $        0.91

Weighted-average shares and equivalent shares outstanding:
     Basic                                                             20,474                19,824                19,888
     Diluted                                                           23,154                23,623                23,801

See accompanying notes.



Consolidated Statements of Cash Flows
(thousands of dollars)

Year ended                                                    January 2, 1999        January 3, 1998   December 28, 1996
Operating activities
     Net income                                                      $ 19,885              $ 25,342              $ 21,735
     Adjustments to reconcile net income to net cash
           provided by operating activities:
        Depreciation                                                   15,426                13,184                14,057
        Amortization of intangibles                                     6,780                 7,210                 7,008
        Provision for bad debts                                           626                   410                   236
        Deferred income taxes                                            (896)                  215                  (962)
        Other                                                             326                  (159)                 (411)
        Changes in operating assets and liabilities:
           Accounts receivable                                         (3,218)               (3,331)               (5,630)
           Inventories                                                  3,610                (8,281)               (1,816)
           Accounts payable and accrued expenses                       (4,992)                1,950                 6,550
           Prepaid expenses and other                                   1,757                   217                  (424)
     Net cash provided by operating activities                         39,304                36,757                40,343

Investing activities
     Purchases of property, plant, and equipment, net                 (21,320)              (18,936)              (17,094)
     Purchase of business, net of cash acquired                        (2,751)               (5,268)                   --
     Other                                                               (249)                 (357)                 (341)
     Net cash used in investing activities                            (24,320)              (24,561)              (17,435)

Financing activities
     Proceeds (payments) of long-term debt, net                        33,851                (5,192)                4,196
     Proceeds from exercise of stock options and warrants               6,308                 1,055                   276
     Purchases of common stock and redemption of warrants             (26,803)               (8,642)              (26,845)
     Net cash provided by (used in) financing activities               13,356               (12,779)              (22,373)

     Effect of exchange rate changes on cash                           (1,134)                  (89)                 (416)
     Increase (decrease) in cash and cash equivalents                  27,206                  (672)                  119
     Cash and cash equivalents at beginning of year                       755                 1,427                 1,308
     Cash and cash equivalents at end of year                        $ 27,961          $        755            $    1,427

See accompanying notes.



Consolidated Statements of Shareholders' Equity
(thousands of dollars)

                                                                               Notes  Accumulated
                                                           Additional  Receivable-         Other
                                               Common       Paid-In       Common  Comprehensive Retained
Period from January 1, 1996 to January 2, 1999 Stock       Capital           Stock Income/(Loss)    Earnings       Total
Balance at January 1, 1996                          202      $ 71,494   $     (571)   $    (120)    $ 42,377     $113,382
    Comprehensive income:
       Net income for the year                        -             -            -            -       21,735       21,735
       Foreign currency translation adjustment        -             -            -         (750)           -         (750)
    Comprehensive income                                                                                           20,985
    Stock options and warrants exercised              2         1,997         (899)           -            -        1,100
    Purchase of 570,260 shares of common stock       (6)       (1,986)           -            -       (7,917)      (9,909)
    Redemption of 1,342,120 warrants                  -       (16,936)           -            -            -      (16,936)

Balance at December 28, 1996                        198        54,569       (1,470)        (870)      56,195      108,622
    Comprehensive income:
       Net income for the year                        -             -            -            -       25,342       25,342
       Foreign currency translation adjustment        -             -            -       (3,897)           -       (3,897)
    Comprehensive income                                                                                           21,445
    Stock options and warrants exercised              3         2,567         (490)           -            -        2,080
    Purchase of 205,000 shares of common stock       (2)         (720)           -            -       (4,044)      (4,766)
    Redemption of 210,250 warrants                    -        (3,876)           -            -            -       (3,876)

Balance at January 3, 1998                          199        52,540       (1,960)      (4,767)      77,493      123,505
    Comprehensive income:
       Net income for the year                        -             -            -            -       19,885       19,885
       Foreign currency translation adjustment        -             -            -        1,041            -        1,041
    Comprehensive income                                                                                           20,926
    Stock options and warrants exercised             15         7,693         (812)           -            -        6,896
    Purchase of 1,345,300 shares of common stock    (14)       (4,696)           -            -      (22,093)     (26,803)

Balance at January 2, 1999                          200      $ 55,537      $(2,772)     $(3,726)    $ 75,285     $124,524

See accompanying notes.


1. Summary of Significant Accounting Policies and Other Information

Nature of Operations Littelfuse, Inc. and its subsidiaries (the "Company") design, manufacture, and sell fuses and other circuit protection devices for use in the automotive, electronic, and general industrial markets throughout the world. The Company also manufactures and supplies relays, switches, circuit breakers, and indicator lights to the automotive industry and to appliance and general electronics manufacturers.

Fiscal Year Effective January 1, 1996, the Company changed its fiscal year-end from December 31 to a 52-53-week year ending on the Saturday nearest December
31. The Company's fiscal years ended January 2, 1999, and December 28, 1996, contained 52 weeks. The Company's fiscal year ended January 3, 1998, contained 53 weeks.

Principles of Consolidation The consolidated financial statements include the accounts of Littelfuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.

Fair Value of Financial Instruments The Company's financial instruments include cash and cash equivalents, accounts re-ceivables, and long-term debt. The carrying values of such financial instruments approximate their estimated fair values.

Accounts Receivable The Company performs credit eval-uations of customers' financial condition and generally does not require collateral. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

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

Intangible Assets Reorganization value in excess of amounts allocable to identifiable assets and trademarks are amortized using the straight-line method over 20 years. Patents are amortized using the straight-line method over their estimated useful lives, which average approximately 10 years. The distribution network is amortized using an accelerated method over 20 years. Licenses are amortized using an accel-erated method over their estimated useful lives, which average approximately 9 years. Other intangible assets consist principally of an agreement-not-to-compete that is being amortized over the 3-year term of the agreement and goodwill that is being amortized over 10 to 20 years. Accumulated amortization of these intangible assets was $46.1 million at January 2, 1999, and $39.9 million at January 3, 1998.

Revenue Recognition Sales and associated costs are recognized when products are shipped to customers.

Advertising Costs The Company expenses advertising costs as incurred which amounted to $2.6 million in 1998, $2.8 million in 1997, and $2.7 million in 1996.

Foreign Currency Translation The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards
(SFAS) No. 52, "Foreign Currency Translation," and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of shareholders' equity.

Stock-Based Compensation Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company grants stock options for a fixed number of shares with an exercise price equal to the market price of the underlying stock at the date of grant and, accordingly, does not recognize compensation expense.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Comprehensive  Income In June 1997,  the Financial  Accounting  Standards  Board
(FASB) issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company adopted SFAS 130 for fiscal 1998. The Company has chosen to disclose comprehensive income, which encompasses net income and foreign currency translation adjustments, in the consolidated statements of shareholders' equity. Prior years have been restated to conform to SFAS 130 requirements.

Recently Issued Accounting Pronouncements In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). SFAS 131 establishes standards for the way in which public business enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company adopted SFAS 131 for fiscal 1998. (See Note 8.)

In March 1998, the Accounting Standards Executive Committee (ACSEC) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for costs incurred on software obtained or developed for internal use. The Company adopted SOP 98-1 in the first quarter of fiscal 1998.

Reclassifications Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 financial statement presentation.

2. Acquisition of Business and Liquidation

On May 30, 1997, the Company invested $5.3 million in exchange for a 97% interest in Samjoo Elec. Ind. Co. Ltd., a Korean fuse manufacturer, now doing business as Littelfuse Triad. This acquisition has been accounted for through the use of the purchase method of accounting; accordingly, the accompanying financial statements include the results of its operations since the acquisition date. Goodwill arising from this acquisition of approximately $2.9 million is being amortized over 20 years. Pro forma results of operations, assuming this acquisition had occurred as of January 1, 1996, would not differ materially from reported results of operations.

During the year ended January 2, 1999, the Company made two acquisitions for approximately $2.8 million. The acquisitions have been accounted for through the use of the purchase method of accounting; accordingly, the accompanying financial statements include the results of operations since the acquisition dates. Goodwill arising from these acquisitions of approximately $2.6 million is being amortized over 10 years. Pro forma results of operations, assuming these acquisitions had occurred as of December 29, 1996, would not differ materially from reported results of operations.

In March 1998, the Company  consolidated  its Korean  operations into Littelfuse
Triad.   Pursuant  to  the   consolidation,   the  Company   incurred  costs  of
approximately $400,000 to liquidate SamHwa Littelfuse, Inc.

3. Inventories

The components of inventories are as follows at January 2, 1999, and January 3, 1998 (in thousands):

                                                                                                          1998        1997

Raw materials                                                                                         $  9,800     $ 8,788
Work in process                                                                                          5,338       3,556
Finished goods                                                                                          21,071      26,731

                                                                                                       $36,209     $39,075

4. Long-Term Obligations

The carrying amounts of long-term obligations, which approximate fair value, are as follows at January 2, 1999, and January 3, 1998 (in thousands):

                                                                                                          1998        1997

6.16% Senior Notes, maturing 2005                                                                      $60,000  $        -
6.31% Senior Notes, maturing 2000                                                                       18,000      27,000
Credit line                                                                                                  -      20,000
Other obligations                                                                                        5,539       3,557
Capital lease obligations                                                                                2,037           -
                                                                                                        85,576      50,557
Less:  Current maturities                                                                               15,515      10,172

                                                                                                       $70,061     $40,385

During 1998, the Company concluded a $60.0 million private placement of Senior Notes and renegotiated its existing bank credit agreement to provide for a credit line of $55.0 million maturing on August 31, 2003. At January 2, 1999, the Company had available $55.0 million of borrowing capability under the credit line at an interest rate of LIBOR plus 0.375%. In addition, the Company has outstanding $18.0 million of Senior Notes issued pursuant to a 1993 Note Purchase Agreement.

The bank credit agreement provides for letters of credit of up to $8.0 million as part of the available credit line. At January 2, 1999, the Company had $1.4 million of outstanding letters of credit.

The Senior Notes and bank Credit Agreement contain covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth.

Aggregate maturities of long-term obligations at January 2, 1999, are as follows (in thousands):

1999                                                       $15,515
2000                                                        17,916
2001                                                        11,016
2002                                                        10,071
2003 and thereafter                                         31,058
                                                           $85,576


Interest paid on long-term obligations approximated $3.8 million in 1998 and $4.0 million in 1997 and 1996, respectively.

5. Benefit Plans

The Company has a defined-benefit pension plan (the "Plan") covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average monthly pay. The Plan also provides post-retirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age
65. The Company's contributions are made in amounts sufficient to satisfy ERISA funding requirements.

In 1998, the Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits. Prior years' information has been restated to conform with the requirements of this statement.

(in thousands)                                         1998                                   1997

Change in benefit obligation
Benefit obligation at beginning of year             $41,649                                $37,385
Service cost                                          1,942                                  1,657
Interest cost                                         2,822                                  2,654
Actuarial loss                                        1,155                                  1,995
Benefits paid                                        (2,081)                               (2,042)
Benefit obligation at end of year                   $45,487                                $41,649

Change in plan assets at fair value
Plan assets at beginning of year                    $39,703                                $34,513
Actual return on plan assets                          6,041                                  6,232
Employer contributions                                  700                                  1,000
Benefits paid                                        (2,081)                               (2,042)
Fair value of plan assets at end of year            $44,363                                $39,703

Funded status                                      $ (1,124)                             $ (1,946)
Unrecognized prior service cost                         245                                    311
Unrecognized net actuarial loss                       2,301                                  4,094
Prepaid pension obligation                         $  1,422                               $  2,459

Weighted-average assumptions
Discount rate                                             6.75%                              7.00%
Expected return on plan assets                            9.00%                              9.00%
Salary growth rate                                        4.50%                              4.50%

Components of net periodic benefit cost
Service cost                                       $  1,942                               $  1,657
Interest cost                                         2,822                                  2,654
Expected return on plan assets                       (3,243)                               (2,822)
Amortization of prior service cost                       65                                     65
Recognized net actuarial loss                           151                                    224
Net periodic benefit cost                          $  1,737                               $  1,778


The Company provides additional retirement benefits for certain key executives through its unfunded Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $852,000, $853,000, and $747,000 in 1998, 1997, and 1996, respectively. The unfunded benefit obligation amounted to $5.5 million and $4.3 million at January 2, 1999, and January 3, 1998, respectively.

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $547,000 in 1998, $523,000 in 1997, and $457,000 in 1996.

6. Shareholders' Equity

Stock Split On April 29, 1997, the Company's Board of Directors approved a two-for-one stock split to stockholders of record on May 20, 1997, payable June 10, 1997, in the form of a stock dividend. All prior years' number of shares and per share amounts have been restated to reflect the stock split.

Stock Purchase Warrants Warrants to purchase 2,483,709 shares of common stock at $4.18 per share were outstanding at January 2, 1999. The warrants are exercisable at the option of the holder at any time prior to December 27, 2001, and are not callable by the Company.

Stock Options The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 2,800,000 shares of common stock to employees and directors. The stock options vest over a five-year period and are exercisable over a ten-year period commencing from the date of vesting.

A summary of stock option information follows:

                                                           1998                     1997                       1996
                                                              Weighted                  Weighted                  Weighted
                                                               Average                   Average                   Average
                                                              Exercise                  Exercise                  Exercise
                                                    Options      Price       Options       Price        Options      Price

Outstanding at beginning of year                 1,361,310      $14.28     1,257,380      $10.95      1,236,800    $  8.76
Granted                                            311,500       24.64       274,300       25.29        251,400      18.40
Exercised                                         (153,480)       6.49      (156,170)                         6.70(174,900)
5.81
Forfeited                                          (90,420)      15.31       (14,200)                        15.69(55,920)
10.43
Outstanding at end of year                       1,428,910      $16.91     1,361,310      $14.28      1,257,380     $10.95

Exercisable at end of year                         708,818                   671,126                    461,820
Available for future grant                         517,340                   138,420                    398,520
Weighted-average value of options
    granted during the year                                     $11.81                    $11.16                   $  9.31


As of January 2, 1999, the Company had the following outstanding options:


Weighted-                     Weighted-
                               Exercise              Options              Average             Average              Options
                                  Price         Outstanding        Exercise Price      Remaining Life          Exercisable

                $        3.688 to $5.00              195,300              $  3.87                3.23              193,500
                $       7.50 to $11.155              206,900                 9.95                4.68              181,620
                 $     11.625 to $16.50              287,070                14.69                6.00              202,502
                 $     17.813 to $25.50              638,340                22.18                8.53              110,936
                 $    28.875 to $34.125              101,300                28.95                8.56               20,260




Disclosure of pro forma information regarding net income and net income per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options granted in 1998, 1997, and 1996 under the fair value method using the Black-Scholes option pricing model. The following assumptions were utilized in the valuation:

                                                                                      1998           1997          1996

Risk-free interest rate                                                                  5.59%          6.63%         6.76%
Expected dividend yield                                                                  0%             0%            0%
Expected stock price volatility                                                           .300%          .195%         .265%
Expected life of options                                                                 8 years        8 years       8 years

Had compensation cost for the Company's stock options granted in 1998, 1997, and 1996 been determined based on the fair value at the dates of grant, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated:

                               1998        1997        1996

Pro forma net income
(in thousands of dollars)   $18,710     $24,621     $21,340
Pro forma basic net
income per share          $    0.91   $    1.24   $    1.08
Pro forma diluted net
income per share          $    0.81   $    1.04   $    0.90


The pro forma effect on net income for 1998, 1997, and 1996 is not representative of the pro forma effect on net income in future years as the pro forma disclosures reflect only the fair value of stock options granted in those years and do not reflect the fair value of outstanding options granted prior to 1996.

Notes Receivable - Common Stock In 1995, the Company established the Executive Loan Program under which certain management employees may obtain interest-free loans from the Company to facilitate their exercise of stock options and payment of the related income tax liabilities. Such loans, limited to 90% of the exercise price plus related tax liabilities, have a five-year maturity, subject to acceleration for termination of employment or death of the employee. Such loans are classified as a reduction of shareholder's equity.

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

Rights Plan In December 1995, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after December 15, 1995. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15% or more of the Company's common stock and warrants. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder to buy 1/200th of a share of a new series of preferred stock at an exercise price of $67.50. Once an individual or group acquires 15% or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase a number of common shares having a market value of twice the exercise price of the right. If the attempted takeover succeeds, each right will then entitle the holder to purchase a number of the acquiring Company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15% of the Company's common stock and before they acquire 50%, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock or 1/100th of a share of a new series of preferred stock per right. Before an individual or group acquires 15% of the Company's common stock, or a majority of the Company's Board of Directors are removed by written consent, which ever occurs first, the rights are redeemable for $.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15% threshold to no less than 10%. Each right will expire on December 15, 2005, unless earlier redeemed by the Company.

7. Income Taxes

Federal, state, and foreign income tax expense (credit) consists of the following (in thousands):

                        1998           1997            1996

Current:
Federal             $  4,861       $  7,845        $  7,091
State                    920          1,859           1,440
Foreign                5,239          5,391           4,790
                      11,020         15,095          13,321
Deferred:
Federal                 (809)             5            (872)
Foreign                  (87)           210             (90)
                        (896)           215            (962)
                     $10,124        $15,310         $12,359


Domestic and foreign income before income taxes is as follows (in thousands):

                        1998           1997            1996

Domestic             $15,337        $26,494         $21,299
Foreign               14,672         14,158          12,795
                     $30,009        $40,652         $34,094


A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                               1998        1997        1996

Tax expense at statutory
    rate of 35%             $10,503     $14,228     $11,933
State and local taxes,
    net of federal tax benefit  598       1,208         936
Foreign income taxes             68        (705)       (181)
SamHwa Littelfuse, Inc.
    liquidation              (1,055)          -           -
Foreign losses for which
    no tax benefit is available  83         974         703
Other, net                      (73)       (395)     (1,032)
                            $10,124     $15,310     $12,359


Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at January 2, 1999, and January 3, 1998, are as follows (in thousands):

                                            1998       1997

Deferred tax liabilities
Tax over book depreciation
    and amortization                      $4,289     $4,740
Prepaid expenses                           1,265      1,346
Other                                        416        639
Total deferred tax liabilities             5,970      6,725

Deferred tax assets
Accrued expenses                           3,899      3,146
Foreign net operating loss carryforwards     174      1,820
Other                                        578      1,045
Total deferred tax assets                  4,651      6,011
Less:  Valuation allowance                  (174)    (1,820)
Net deferred tax assets                    4,477      4,191
Net deferred tax liabilities              $1,493     $2,534

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The net operating loss carryforwards have no expiration date. Certain foreign net operating loss carryforwards and the related valuation allowance are no longer available due to the liquidation of SamHwa Littelfuse, Inc. The Company received a one-time tax benefit associated with the liquidation of approximately $1.1 million for the year ended January 2, 1999. The Company paid income taxes of $11.5 million in 1998, $14.0 million in 1997, and $9.0 million in 1996.

 8. Business Segment Information

The Company designs, manufactures, and sells circuit protection devices throughout the world. The Company has three reportable geographic segments: The Americas, Europe, and Asia-Pacific. The circuit protection market in these geographical segments is categorized into three major product areas: electronic, automotive, and power fuses.

The Company evaluates the performance of each geographic segment based on its net income or loss. The Company also accounts for intersegment sales as if the sales were to third parties.

The Company's reportable segments are the business units where the revenue is earned and expenses are incurred. The Company has subsidiaries in The Americas, Europe, and Asia-Pacific where each region is measured based on its sales and operating income or loss.

Information concerning the operations in these geographic segments for the year ended January 2, 1999, is as follows in Table 1 (in thousands):

                                                                           Combined                            Consolidated
Table 1: Geographic Segments   The Americas       Europe  Asia-Pacific        Total    CorporateReconciliation        Total

Revenues                           $164,211    $  44,835     $  60,494     $269,540 $          -$           -      $269,540
Intersegment revenues                30,297       10,024           263       40,584            -      (40,584)            -
Interest expense                      3,724           17           248        3,989            -            -         3,989
Depreciation and amortization         8,495        1,459         3,417       13,371        8,835            -        22,206
Other income (loss)                     506           68          (672)         (98)           -            -           (98)
Income tax expense                    4,412        3,896         1,816       10,124            -            -        10,124
Net income (loss)                    18,970        7,692         2,058       28,720       (8,835)           -        19,885
Identifiable assets                 130,981       24,282        42,658      197,921       89,619      (36,996)      250,544
Capital expenditures                 15,269        2,344         3,707       21,320            -            -        21,320


Intersegment   revenues  and   receivables   are   eliminated  to  reconcile  to
consolidated totals. Corporate identifiable assets consist primarily of cash and intangible assets.

The Company's revenues by product areas for the year ended January 2, 1999, are as follows (in thousands):

                                                               Revenues

Electronic                                                    $133,086
Automotive                                                      96,685
Power                                                           39,769

Consolidated Total                                            $269,540

Revenues from no single customer of the Company amount to 10% or more of total revenues, except for its Japanese stocking representative, which accounted for 10.2% for the year ended January 2, 1999.

9. Lease Commitments

The Company leases certain office and warehouse space under noncancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $900,000 in 1998 and $1.3 million in 1997 and 1996, respectively. Future minimum payments for all noncancelable operating leases with initial terms of one year or more at January 2, 1999, are as follows (in thousands):

1999                                                       $       588
2000                                                               200
2001                                                                57
2002                                                                 7
2003 and thereafter                                                 -
                                                           $        852

10. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands)                                             1998         1997         1996

Numerator:
    Net income                                           $  19,885    $  25,342    $  21,735
Denominator:
    Denominator for basic earnings per share -
        Weighted-average shares                          $  20,474    $  19,824    $  19,888
Effect of dilutive securities:
    Warrants                                                 2,311        3,335        3,520
    Employee stock options                                     369          464          393
Denominator for diluted earnings per share -
    Adjusted weighted-average shares and
    assumed conversions                                     23,154       23,623       23,801
Basic earnings per share                                 $    0.97   $     1.28   $     1.09
Diluted earnings per share                               $    0.86   $     1.07   $     0.91


Selected Financial Data
(In thousands, except per share data)

Five Year Summary

                                                                      1998         1997         1996          1995         1994

Net sales                                                         $269,540    $ 275,165    $ 241,446     $ 219,535    $ 194,454
Gross profit                                                       100,199      111,131       98,288        89,872       77,416
Operating income                                                    34,096       43,768       37,669        33,729       27,846
Net income                                                          19,885       25,342       21,735        19,272       15,227
Net income per share - Diluted                                        0.86         1.07         0.91          0.78         0.63

Net working capital                                              $  46,685   $   41,548   $   31,343    $   27,963    $  25,061
Total assets                                                       250,544      221,885      209,951       205,186      199,328
Long-term debt                                                      70,061       40,385       44,556        40,804       60,344




Quarterly Results of Operations (Unaudited)

                                                                      1998                                                 1997
                                 4Q           3Q           2Q           1Q           4Q           3Q            2Q           1Q

Net sales                 $  62,058   $   69,035    $  69,116    $  69,331   $   70,761   $   68,993    $   69,828    $  65,583
Gross profit                 21,370       25,905       26,331       26,592       27,843       27,860        28,609       26,819
Operating income              5,890        9,226        9,809        9,171       10,196       11,220        11,770       10,582
Net income                    3,139        5,366        5,555        5,826        5,767        6,412         6,896        6,267
Net income per share:

     Basic                     0.16         0.26         0.27         0.29         0.29         0.32          0.35         0.32
     Diluted                   0.14         0.23         0.24         0.25         0.24         0.27          0.29         0.27




Quarterly Stock Price

                                                                      1998                                                 1997
                                 4Q           3Q           2Q           1Q           4Q           3Q            2Q           1Q
High 25 1/4                  25 5/8       26 5/8       28 1/2       35 1/2       34 1/2       28 1/2        250 /0
Low  16 0/0                  16 1/4       20 0/0       25 1/4       21 3/4       27 1/4       22 0/0        22 1/8
Close                        19 1/4       19 1/4       25 1/8       25 3/4       25 1/2       33 7/8        270 /0       23 1/8

