Form 10-K, Exhibit 13
period 2000-01-02
LITTELFUSE INC /DE
filed 2000-03-21
CIK 889331

Management's Discussion and Analysis of Financial Condition and
          Results of Operations




THE FOLLOWING DISCUSSION PROVIDES AN ANALYSIS OF THE INFORMATION CONTAINED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES BEGINNING ON PAGE 24 FOR THE THREE FISCAL YEARS ENDED JANUARY 1, 2000, JANUARY 2, 1999 AND JANUARY 3, 1998, RESPECTIVELY.

CURRENT YEAR HIGHLIGHTS
Sales increased 10% in 1999 to $296.4 million and diluted earnings per share increased 35% to $1.16. Strengthening electronic demand contributed significantly to the sales growth and successful cost reduction programs as well as higher unit volume increased gross margin and earnings. During the year, the Company completed its acquisition of the Suppression Products Group. This acquisition of overvoltage products complements the current line of overcurrent products to broaden the Company's offering of circuit protection.

RESULTS OF OPERATIONS--1999 COMPARED WITH 1998
Sales increased 10% to $296.4 million in 1999 from $269.5 million in 1998. Of the $26.9 million sales increase during 1999, $8.0 million was attributable to sales of suppression products since the date of the acquisition. Electronic sales increased $21.1 million or 16% to $154.1 million in 1999 compared to $133.1 million in 1998, due primarily to strength in the Asia-Pacific region. Automotive sales increased $4.6 million or 5% to $101.3 million in 1999 compared to $96.7 million in 1998 reflecting growth in the OEM markets in all regions of the world. Power fuse sales increased $1.2 million or 3% to $41.0 million in 1999 compared to $39.8 million in 1998. Led by Asia-Pacific and European sales growth, international sales increased by 18% in 1999 to 46.1% of net sales in 1999 from 43.0% of net sales in 1998.

Gross profit was $117.3 million or 39.6% of sales for 1999 compared to $100.2 million or 37.2% of sales for 1998. The gross margin increase resulted from successful worldwide cost reductions, increasing unit volumes during the year and firming of selling prices in the last half of 1999. Selling, general and administrative expenses increased $5.2 million to 18.9% of sales in 1999 in line with 18.9% of sales in 1998. Research and development costs increased $1.1 million to 3.2% of sales in 1999 as compared to 3.1% of sales in 1998 due to continued focus on development of new products. Amortization of reorganization value and other intangibles was $7.1 million or 2.4% of sales for 1999 compared to $6.8 million or 2.5% of sales for the prior year. Total operating expenses, including intangibles amortization, were 24.5% of sales for both years.

Operating income for 1999 increased to $44.6 million or 15.1% of sales compared to $34.1 million or 12.6% of sales for the prior year as a result of the factors discussed above. Interest expense was $5.3 million for 1999 compared to $4.0 million for 1998 due to higher average debt levels.
Other income, net, consisting of interest income, royalties, minority interest and foreign currency items was $1.3 million compared to other expense of $0.1 million for the prior year. The increase in other income was primarily the result of higher interest income in the year.

Income before taxes was $40.7 million in 1999 compared to $30.0 million in 1998. Income tax expense was $15.5 million in 1999 compared to $10.1 million the prior year. Net income for the year was $25.2 million, compared to $19.9 million for the prior year. The Company's effective tax rate was 38.0% in 1999 compared to 33.7% in 1998. The lower effective tax rate in 1998 was due to a one-time benefit related to the liquidation of one of the Company's subsidiaries in Korea. Diluted earnings per share increased 35% to $1.16 in 1999 compared to $0.86 in 1998. A 6% decline in average shares outstanding in 1999 as compared to the prior year, due to the Company's repurchase of common stock, contributed favorably to the increase in earnings per share.

1998 COMPARED WITH 1997
Sales decreased 2% to $269.5 million in 1998 from $275.2 million in 1997. The gross margin was 37.2% compared to 40.4% the prior year and operating income was 12.7% of net sales compared to 15.9% the prior year. Net income decreased 22% to $19.9 million in 1998 from $25.3 million in 1997 and diluted earnings per share decreased 20% to $0.86 in 1998 from $1.07 in 1997.

Sales decreased $5.6 million during 1998. Sales declined both in the automotive and electronic markets, with a modest increase in power fuse sales. Automotive sales decreased $5.5 million or 5% to $96.7 million in 1998 compared to $102.1 million in 1997. Automotive sales were down domestically as a result of the continued phase-out of electromechanical products and the absence of any product fixes by the automotive OEM's in 1998. Electronic sales decreased $1.9 million or 1% to $133.1 million in 1998 compared to $135.0 million in 1997. The electronics business was down due in part to continued inventory reductions at North American distributors, weakness in Japan and greater than historical selling price declines. Power fuse sales increased $1.8 million or 5% to $39.8 million in 1998 compared to $38.0 million in 1997. Led by European sales increases, international sales increased by 4% in 1998 to 43.0% of net sales in 1998 from 40.6% of net sales in 1997.

On a constant currency basis, electronic and power fuse sales increased 3% and 5%, respectively, automotive sales decreased 4% and consolidated sales were flat. Gross profit was $100.2 million or 37.2% of sales for 1998 compared to $111.1 million or 40.4% of sales for 1997. The gross margin decline resulted from greater than historical selling price reductions, lower volumes than anticipated and costs associated with the introduction of new products in 1998.

Selling, general and administrative expenses decreased $1.3 million to 18.9% of sales in 1998 as compared to 19.0% of sales in 1997 as a result of the decline in sales and favorable expense control during 1998. Research and development costs increased $0.5 million to 3.1% of sales in 1998 as compared to 2.9% of sales in 1997 due to the continued development of new products. Amortization of reorganization value and other intangibles was $6.8 million or 2.5% of sales for 1998 compared to $7.2 million or 2.6% of sales in the prior year. Total operating expenses, including intangibles amortization, were 24.5% of sales for both years.

Operating income for 1998 was $34.1 million or 12.7% of sales compared to $43.8 million or 15.9% of sales the prior year. The decline in operating margin resulted from decreases in gross margin.

Interest expense was $4.0 million for 1998 compared to $4.1 million for 1997. Other expense, net, consisting of royalties, minority interest adjustments and foreign currency items was $0.1 million compared to other income of $1.0 million the prior year. Also included in other expense in 1998 were charges related to the liquidation of Sam Hwa Littelfuse amounting to approximately $0.4 million.


Income before taxes was $30.0 million in 1998 compared to $40.7 million in 1997. Income tax expense was $10.1 million in 1998 compared to $15.3 million the prior year. The Company's effective tax rate was 33.7% in 1998 compared to 37.7% in 1997. The decrease in income tax expense resulted from lower income before taxes as well as a one-time benefit of $1.1 million related to the liquidation of Sam Hwa Littelfuse. Net income for the year was $19.9 million in 1998 compared to $25.3 million the prior year. Diluted earnings per share decreased to $0.86 in 1998 compared to $1.07 in 1997.

LIQUIDITY AND CAPITAL RESOURCES
Assuming no material adverse changes in market conditions, management expects that the Company will have sufficient cash from operations to support both its operations and its debt obligations for the foreseeable future.

The Company started 1999 with $28.0 million of cash. Net cash provided by operations was $38.9 million for the year. Cash used in investing activities included $20.0 million in property, plant and equipment and $24.8 million for the Harris Corporation's Suppression Products Group acquisition. Cash used in financing activities included net payments of long-term debt of $9.1 million. The Company utilized borrowings under its revolving loan facility to finance the purchase of Harris Corporation's Suppression Products Group and had $6.0 million of this short-term debt remaining as of January 1, 2000. This left the Company with $49.0 million of borrowing capability under the revolving loan facility as of January 1, 2000. The repurchase of the Company's common stock for $12.8 million was partially offset by cash proceeds from the exercise of stock options and conversion of warrants of $1.6 million. The effect of exchange rate changes increased cash by $0.2 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in a $26.1 million net decrease in cash. This left the Company with a cash balance of $1.9 million at the end of 1999.

Net working capital used $8.4 million of cash flow from operations in 1999. Increases in accounts receivable of $14.3 million, inventory of $8.9 million and other asset and liability changes of $0.1 million were offset by an increase in accounts payable and accrued expenses of $14.9 million. Contributing to the increase in working capital in 1999 was an increase in sales as well as some information systems migration difficulties, which the Company is addressing. Increased focus has been placed on working capital management and improvements are expected in 2000.

The Company started 1998 with $0.8 million of cash. Net cash provided by operations was $39.3 million for the year. Cash used to invest in property, plant and equipment was $21.3 million, to invest in product acquisitions for electrostatic discharge devices and medium voltage power fuses was $2.8 million and to make a non-compete payment was $0.2 million. Cash provided by financing activities included net proceeds of long-term debt of $33.9 million due to a $60.0 million private placement of new senior notes and renegotiation of the existing bank credit agreement. The available $55.0 million revolving loan facility was unused as of January 2, 1999. The purchase of the Company's common stock for $26.8 million was partially offset by cash proceeds from the exercise of stock options and conversion of warrants of $6.3 million.
The effect of exchange rate changes decreased cash by $1.1 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in a $27.2 million net increase in cash. This left the Company with a cash balance of $28.0 million at the end of 1998.

Net working capital used $2.8 million of cash flow from operations for 1998. Lower inventory and prepaid and other items were the primary cash providers, offset by an increase in accounts receivable and a decrease in accounts payable.

The Company's capital expenditures were $20.0 million in 1999, $21.3 million in 1998 and $18.9 million in 1997. The Company expects that capital expenditures will be approximately $22.0 to $23.0 million in 2000. The primary purposes for capital expenditures in 2000 will be for new product tooling and production equipment. As in 1999, capital expenditures in 2000 are expected to be financed by cash flow from operations.

The Company decreased total debt by $9.1 million in 1999, after increasing debt by $33.9 million in 1998 and decreasing debt by $5.2 million in 1997. The Company is required to repay $15.0 million of long-term debt in 2000. In May of 1999, the Company's Board of Directors authorized the Company to repurchase up to 1,000,000 shares of its common stock or 1,000,000 of its warrants, or any combination not to exceed 1,000,000 shares of common stock or warrants, from time to time, depending on market conditions. The Company repurchased 707,500 common shares for $12.8 million in 1999, 1,345,000 common shares for $26.8 million in 1998 and 210,000 warrants and 205,000 common shares for $8.6 million in 1997. As of January 1, 2000, the Company had over 800,000 shares remaining for repurchase under the Board of Directors authorization expiring in May of 2000.

Earnings before interest, taxes, depreciation, amortization and other income and expense (EBITDA) increased 25% to $70.2 million in 1999 from $56.3 million in 1998. EBITDA decreased 12% to $56.3 million in 1998 from $64.1 million in 1997.

Net working capital (working capital less cash and the current portion of long-term debt) as a percent of sales was 20.2% at year-end 1999 compared to 17.3% at year-end 1998 and to 15.1% at year-end 1997. The increase in net working capital was due in part to the increase in days sales outstanding in accounts receivable to approximately 68 days at year-end 1999 compared to 61 days at year-end 1998 and 55 days at year-end 1997. The increase in days sales outstanding in 1999 was due primarily to difficulties experienced with the migration to new information systems as indicated above. Additionally, the trend towards a higher percentage of international sales with longer standard terms than domestic sales has contributed to the increase in days sales outstanding over the last several years.

The ratio of current assets to current liabilities was 1.5 to 1 at year-end 1999 compared to 2.1 to 1 at year-end 1998 and 1.6 to 1 at year-end 1997. The ratio of long-term debt to equity was 0.5 to 1 at year-end 1999 compared to 0.6 to 1 at year-end 1998 and 0.3 to 1 at year-end 1997.

MARKET RISK
The Company is exposed to market risk from changes in interest rates, foreign exchange rates and commodities.

The Company had long-term debt outstanding at January 1, 2000 in the form of Senior Notes and lines of credit at both variable and fixed interest rates. Since substantially all of the debt has fixed interest rates, the Company's interest expense is not sensitive to changes in interest rate levels.

A portion of the Company's operations consists of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, England, Ireland, Switzerland, South Korea, China and the Philippines. During 1999, sales exported from the United States or manufactured abroad accounted for 46.1% of total sales. Substantially all sales in Europe are denominated in Dutch Guilders, British Pounds Sterling, United States Dollars and Euros and substantially all sales in the Asia-Pacific region are denominated in United States Dollars and South Korean Won.

The Company's identifiable foreign exchange exposures result from the purchase and sale of products from affiliates, repayment of intercompany trade and loan amounts and translation of local currency amounts in consolidation of financial results. Changes in foreign currency exchange rates or weak economic conditions in the foreign countries in which it manufactures and distributes products could affect the Company's sales and financial results. Other than utilizing netting and offsetting intercompany account management techniques to reduce known exposures, the Company does not use derivative financial instruments to mitigate its foreign currency risk at the present time.

The Company uses various metals in the production of its products, including zinc, copper and silver. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk.

YEAR 2000
As of July 3, 1999, the Company had completed 100% of the remediation phase for its mission critical information technology, operating equipment systems and external interface exposures.

The Company has not experienced any difficulties with its information technology, operating equipment systems, or external interfaces related to the year 2000 transition. In addition, the Company has not experienced any difficulties with its significant suppliers.

The Company believes that the foregoing statements are in conformity with the Year 2000 Information and Readiness Disclosure Act (Public Law 105-271, 112 Stat. 2386), and all of the foregoing statements are designated as Year 2000 Readiness Disclosures thereunder. The protection of this act does not apply to federal securities fraud.

OUTLOOK
Continued sales growth is expected in 2000, fueled in part by sales of products introduced in 1999 and 2000 and continued increases in electronic product sales. A full year of sales in 2000 of suppression products resulting from the acquisition of the Suppression Products Group in October of 1999 is expected to contribute to increases over 1999.

The Company will continue to identify and implement cost reduction opportunities in 2000. These efforts are expected to help offset selling price pressure from customers. The development of new products, global expansion, and reinvestment continue to be the Company's long-term growth strategy. The Company intends to continue its commitment to funding research and development, international market development, and investments in capital equipment and operations improvements.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.
The statements under "Outlook," "Year 2000" and the other statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development and patent protection, commercialization and technological difficulties, year 2000 issues discussed above, capacity and supply constraints or difficulties, exchange rate fluctuations, actual purchases under agreements, the effect of the Company's accounting policies, and other risks which may be detailed in the Company's Securities and Exchange Commission filings.

REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Shareholders Littelfuse, Inc.

We have audited the consolidated statements of financial condition of Littelfuse, Inc. and subsidiaries as of January 1, 2000, and January 2, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries as of January 1, 2000 and January 2, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the Unites States.




/s/ Ernst & Young LLP
Chicago, Illinois
February 11, 2000




                                          Littelfuse, Inc. and Subsidiaries

                                  Consolidated Statements of Financial Condition


                                                                        January 1, 2000  January 2, 1999
                                                                       ------------------------------------
                                                                                 (In Thousands)
Assets
Current assets:
   Cash and cash equivalents                                            $        1,888   $       27,961
   Accounts receivable, less allowances
     (1999 - $ 7,121; 1998 - $5,885)                                            59,583           41,382
   Inventories                                                                  48,916           36,209
   Deferred income taxes                                                         5,265            2,456
   Prepaid expenses and other current assets                                     3,485            3,090
                                                                       ------------------------------------
                                                                       ------------------------------------
Total current assets                                                           119,137          111,098

Property, plant, and equipment:
   Land                                                                          8,370            6,753
   Buildings                                                                    28,636           25,682
   Equipment                                                                   157,296          131,136
                                                                       ------------------------------------
                                                                               194,302          163,571
   Less:  Allowances for depreciation and amortization                         102,511           85,783
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                                91,791           77,788

Intangible assets, net of amortization:
   Reorganization value in excess of amounts allocable to
     identifiable assets                                                        33,943           37,814
   Patents and licenses                                                          4,356            6,522
   Distribution network                                                          5,918            6,412
   Trademarks                                                                    3,022            3,275
   Other                                                                        16,274            5,940
                                                                       ------------------------------------
                                                                                63,513           59,963
Other assets                                                                     1,257            1,695
                                                                       ------------------------------------
                                                                              $275,698         $250,544
                                                                       ====================================




                                          Littelfuse, Inc. and Subsidiaries

                            Consolidated Statements of Financial Condition (continued)


                                                                        January 1, 2000  January 2, 1999
                                                                       ------------------------------------
                                                                                 (In Thousands)
Liabilities and shareholders' equity Current liabilities:
   Accounts payable                                                      $      19,075   $        9,926
   Accrued payroll                                                              14,167           12,555
   Accrued expenses                                                             14,596            7,929
   Accrued income taxes                                                          9,403            6,042
   Current portion of long-term debt                                            20,974           15,515
                                                                       ------------------------------------
                                                                       ------------------------------------
Total current liabilities                                                       78,215           51,967

Long-term debt, less current portion                                            55,460           70,061
Deferred income taxes                                                            4,490            3,951
Other long-term liabilities                                                        501               41

Shareholders' equity:
   Preferred stock, par value $.01 per share:  1,000,000 shares
     authorized; no shares issued and outstanding                                    -                -
   Common stock, par value $.01 per share:  34,000,000 shares authorized; shares issued and outstanding, 1999 - 19,489,143;
     1998 - 20,023,520                                                             195              200
   Additional paid-in capital                                                   55,241           55,537
   Notes receivable - Common stock                                              (2,909)          (2,772)
   Accumulated other comprehensive loss                                         (5,642)          (3,726)
   Retained earnings                                                            90,147           75,285
                                                                       ------------------------------------
                                                                               137,032          124,524
                                                                       ------------------------------------
                                                                              $275,698         $250,544
                                                                       ====================================

See accompanying notes.



                                          Littelfuse, Inc. and Subsidiaries

                                         Consolidated Statements of Income


                                                      Year ended        Year ended            Year ended
                                                      January 1,        January 2,            January 3,
                                                         2000              1999                  1998
                                                   --------------------------------------------------------
                                                          (In Thousands, Except per Share Amounts)

Net sales                                                 $296,367        $269,540             $275,165
Cost of sales                                              179,112         169,341              164,034
                                                   --------------------------------------------------------
                                                   --------------------------------------------------------
Gross profit                                               117,255         100,199              111,131

Selling, general and administrative expenses                56,098          50,936               52,226
Research and development expenses                            9,455           8,387                7,927
Amortization of intangibles                                  7,078           6,780                7,210
                                                   --------------------------------------------------------
Operating income                                            44,624          34,096               43,768

Interest expense                                             5,253           3,989                4,103
Other expense/(income), net                                 (1,306)             98                 (987)
                                                   --------------------------------------------------------
                                                   --------------------------------------------------------
Income before income taxes                                  40,677          30,009               40,652
Income taxes                                                15,457          10,124               15,310
                                                   ========================================================
Net income                                               $  25,220       $  19,885            $  25,342
                                                   ========================================================
                                                   ========================================================

Net income per share:
   Basic                                              $      1.29     $      0.97         $      1.28
   Diluted                                            $      1.16     $      0.86         $      1.07
                                                   ========================================================

Weighted-average shares and equivalent shares outstanding:
     Basic                                                  19,572          20,474               19,824
     Diluted                                                21,751          23,154               23,623
                                                   ========================================================

See accompanying notes.



                                         Littelfuse, Inc. and Subsidiaries

                                  Consolidated Statements of Shareholders' Equity

                                 Period from December 28, 1996 to January 1, 2000


                                                                              Notes        Accumulated
                                                             Additional   Receivable -        Other
                                                   Common      Paid-In    Common Stock    Comprehensive   Retained
                                                   Stock       Capital                    Income/(Loss)   Earnings      Total
                                                -----------------------------------------------------------------------------------
                                                                                  (In Thousands)

                                                -----------------------------------------------------------------------------------
Balance at December 28, 1996                           198         54,569      (1,470)         (870)     56,195         108,622
   Comprehensive income:
     Net income for the year                             -              -           -             -      25,342          25,342
     Foreign currency translation adjustment             -              -           -        (3,897)          -          (3,897)
                                                                                                                  -----------------
   Comprehensive income                                                                                                  21,445
   Stock options and warrants exercised                  3          2,567        (490)            -           -           2,080
   Purchase of 205,000 shares of common stock           (2)          (720)          -             -      (4,044)         (4,766)
   Redemption of 210,250 warrants                        -         (3,876)          -             -           -          (3,876)
                                                -----------------------------------------------------------------------------------
Balance at January 3, 1998                             199         52,540      (1,960)       (4,767)     77,493         123,505
   Comprehensive income:
     Net income for the year                             -              -           -             -      19,885          19,885
     Foreign currency translation adjustment             -              -           -         1,041           -           1,041
                                                                                                                  -----------------
   Comprehensive income                                                                                                  20,926
   Stock options and warrants exercised                 15          7,693        (812)            -           -           6,896
   Purchase of 1,345,300 shares of common stock        (14)        (4,696)          -             -     (22,093)        (26,803)
                                                -----------------------------------------------------------------------------------
Balance at January 2, 1999                             200        $55,537     $(2,772)      $(3,726)    $75,285        $124,524
   Comprehensive income:
     Net income for the year                             -              -           -             -      25,220          25,220
     Foreign currency translation adjustment             -              -           -        (1,916)          -          (1,916)
                                                                                                                  -----------------
   Comprehensive income                                                                                                  23,304
   Stock options and warrants exercised                  2          2,172        (137)            -           -           2,037
   Purchase of 707,500 shares of common stock           (7)        (2,468)           -            -     (10,358)        (12,833)
                                                ===================================================================================
Balance at January 1, 2000                             195        $55,241     $(2,909)      $(5,642)    $90,147        $137,032
                                                ===================================================================================
See accompanying notes




                                          Littelfuse, Inc. and Subsidiaries

                                       Consolidated Statements of Cash Flows

                                                                  Year ended    Year ended    Year ended
                                                                  January 1,    January 2,    January 3,
                                                                     2000          1999          1998
                                                                -------------------------------------------
                                                                              (In Thousands)
Operating activities
Net income                                                          $25,220       $19,885       $25,342
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Depreciation                                                    18,461        15,426        13,184
     Amortization of intangibles                                      7,078         6,780         7,210
     Provision for bad debts                                            614           626           410
     Deferred income taxes                                           (3,922)         (896)          215
     Other                                                             (225)          326          (159)
     Changes in operating assets and liabilities:
       Accounts receivable                                          (14,323)       (3,218)       (3,331)
       Inventories                                                   (8,850)        3,610        (8,281)
       Accounts payable and accrued expenses                         14,915        (4,992)        1,950
       Prepaid expenses and other                                      (117)        1,757           217
                                                                -------------------------------------------
Net cash provided by operating activities                            38,851        39,304        36,757

Investing activities
Purchases of property, plant, and equipment, net                    (19,975)      (21,320)      (18,936)
Purchase of business, net of cash acquired                          (24,754)       (2,751)       (5,268)
Other                                                                   (56)         (249)         (357)
                                                                -------------------------------------------
Net cash used in investing activities                               (44,785)      (24,320)      (24,561)

Financing activities
Proceeds (payments) of long-term debt, net                           (9,132)       33,851        (5,192)
Proceeds from exercise of stock options and warrants                  1,645         6,308         1,055
Purchases of common stock and redemption of warrants                (12,833)      (26,803)       (8,642)
                                                                -------------------------------------------
Net cash provided by (used in) financing activities                 (20,320)       13,356       (12,779)

Effect of exchange rate changes on cash                                 181        (1,134)          (89)
                                                                -------------------------------------------
                                                                -------------------------------------------
Increase (decrease) in cash and cash equivalents                    (26,073)       27,206          (672)
Cash and cash equivalents at beginning of year                       27,961           755         1,427
                                                                ---------------
                                                                ===========================================
Cash and cash equivalents at end of year                             $1,888       $27,961     $     755
                                                                ===========================================

See accompanying notes.

                                          Littelfuse, Inc. and Subsidiaries

                                    Notes to Consolidated Financial Statements

                                        January 1, 2000 and January 2, 1999


1.  Summary of Significant Accounting Policies and Other Information

Nature of Operations

Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell fuses and other circuit protection devices for use in the automotive, electronic, and general industrial markets throughout the world. The Company also manufactures and supplies relays, switches and circuit breakers.

Fiscal Year

The Company's fiscal years ended January 1, 2000 and January 2, 1999, contained 52 weeks. The Company's fiscal year ended January 3, 1998, contained 53 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of Littelfuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents,  accounts
receivable,   and  long-term   debt.  The  carrying  values  of  such  financial
instruments approximate their estimated fair values.

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

Intangible Assets

Reorganization value in excess of amounts allocable to identifiable assets and trademarks are amortized using the straight-line method over 20 years. Patents are amortized using the straight-line method over their estimated useful lives, which average approximately 10 years. The distribution network is amortized using an accelerated method over 20 years. Licenses are amortized using an accelerated method over their estimated useful lives, which average approximately 9 years. Other intangible assets consist principally of goodwill that is being amortized over 10 to 20 years. Accumulated amortization of these intangible assets was $53.2 million at January 1, 2000 and $46.1 million at January 2, 1999. If there are indicators that an asset may be impaired, the Company assesses recoverability from future operations using undiscounted cash flows of the related business as a measure. Under this approach, the carrying value of the intangible asset would be reduced to a fair value if the Company's best estimate for expected undiscounted future cash flows of the related business would be less than the carrying amount of the intangible asset over its remaining amortization period.

Revenue Recognition

Sales and associated costs are recognized when products are shipped to customers.

Advertising Costs

The Company expenses advertising costs as incurred which amounted to $2.6 million in 1999, $2.6 million in 1998 and $2.8 million in 1997.

Foreign Currency Translation

The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of shareholders' equity.

Stock-Based Compensation

Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Generally, the Company grants stock options for a fixed number of shares with an exercise price equal to the market price of the underlying stock at the date of grant and, accordingly, does not recognize compensation expense. On certain occasions, the Company has granted stock options for a fixed number of shares with an exercise price below that of the underlying stock on the date of the grant and recognizes compensation expense accordingly. This compensation expense has not been material.

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

Business Segment Disclosure

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

Reclassifications

Certain amounts in the 1997 financial statements have been reclassified to conform with the 1999 and 1998 financial statement presentation.

2.  Acquisition of Business and Liquidation

On May 30, 1997, the Company invested $5.3 million in exchange for a 97% interest in Samjoo Elec. Ind. Co. Ltd., a Korean fuse manufacturer, now doing business as Littelfuse Triad. This acquisition has been accounted for through the use of the purchase method of accounting; accordingly, the accompanying financial statements include the results of its operations since the acquisition date. Goodwill arising from this acquisition of approximately $2.9 million is being amortized over 20 years. Pro forma results of operations, assuming this acquisition had occurred as of December 29, 1996, would not differ materially from reported results of operations.

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

In March 1998, the Company  consolidated  its Korean  operations into Littelfuse
Triad.   Pursuant  to  the   consolidation,   the  Company   incurred  costs  of
approximately $400,000 to liquidate Sam Hwa Littelfuse, Inc.

On October 19, 1999, the Company acquired Harris Corporation's Suppression Products Group for $ 24.8 million in cash. The Suppression Products Group manufactures and markets a broad line of transient voltage suppression devices that provide circuit protection for products in numerous markets including consumer, computer, telecommunications, automotive, office equipment, industrial and power transmission. This acquisition has been accounted for through the use of the purchase method of accounting; accordingly, the accompanying financial statements include the results of its operations since the acquisition date. The purchase price has been allocated to the following net assets acquired based on fair value of such assets: accounts receivable of $7.4 million, inventory of $4.6 million, property, plant and equipment of $12.7 million, other assets of $0.4 million, goodwill of $4.8 million and liabilities assumed of $5.1 million. Purchase accounting liabilities recorded during 1999 consist of $0.5 million for transaction costs and $5.7 million for costs associated with exiting a product line and involuntary termination of employees in connection with the integration of the business. Goodwill arising from this acquisition of approximately $ 11.0 million is being amortized over 20 years. Pro forma results of operations, assuming that this acquisition had occurred as of January 4, 1998, pro forma sales of Littelfuse, Inc. would have been $328.3 million in 1999 and $311.9 million in 1998 and pro forma results of operations would not differ materially from reported results of operations.

3.  Inventories

The components of inventories are as follows at January 1, 2000, and January 2, 1999 (in thousands):


                                                        1999               1998
                                                 ---------------------------------------
                                                 ---------------------------------------

Raw materials                                          $  12,684           $  9,800
Work in process                                           14,854              5,338
Finished goods                                            21,378             21,071
                                                 ---------------------------------------
                                                 =======================================
                                                         $48,916           $36,209
                                                 =======================================


4.  Long-Term Obligations

The carrying amounts of long-term debt, which approximate fair value, are as follows at January 1, 2000, and January 2, 1999 (in thousands):


                                                           1999             1998
                                                    ------------------------------------
                                                    ------------------------------------

6.16% Senior Notes, maturing 2005                          $55,000           $60,000
6.31% Senior Notes, maturing 2000                            9,000            18,000
Revolving credit facility                                    6,000                 -
Other obligations                                            4,964             5,539
Capital lease obligations                                    1,470             2,037
                                                    ------------------------------------
                                                            76,434            85,576
Less:  Current maturities                                   20,974            15,515
                                                    ====================================
                                                           $55,460           $70,061
                                                    ====================================

The Company has unsecured financing arrangements consisting of Senior Notes with insurance companies and a credit agreement with banks that provides a $55.0 million revolving credit facility. The Senior Notes require minimum annual principal payments. No principal payments are required for borrowings against the revolving line of credit until the line matures on August 31, 2002. At January 1, 2000, the Company had available $49.0 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 0.375%.

The bank credit agreement provides for letters of credit of up to $8.0 million as part of the available credit line. At January 1, 2000 the Company had $1.8 million of outstanding letters of credit.

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

Aggregate maturities of long-term obligations at January 1, 2000, are as follows (in thousands):


2000                                       $20,974
2001                                        14,475
2002                                        10,063
2003                                        10,063
2004 and thereafter                         20,859
                                    ==================
                                           $76,434
                                    ==================


Interest paid on long-term debt approximated $4.9 million in 1999, $3.8 million in 1998 and $4.0 million in 1997.

5.  Benefit Plans

The Company has a defined-benefit pension plan covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average monthly pay. The plan also provides post-retirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The Company's contributions are made in amounts sufficient to satisfy ERISA funding requirements.

In 1998, the Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits." The statement standardizes the disclosure requirements for pensions and other postretirement benefits.



                                                                     1999             1998
                                                              ------------------------------------
                                                                        (In Thousands)

Change in benefit obligation
   Benefit obligation at beginning of year                           $45,487           $41,649
     Service cost                                                      2,264             1,942
     Interest cost                                                     3,015             2,822
     Actuarial loss/(gain)                                            (4,760)            1,155
     Benefits paid                                                    (1,902)           (2,081)
                                                              ====================================
   Benefit obligation at end of year                                 $44,104           $45,487
                                                              ====================================

Change in plan assets at fair value
   Plan assets at beginning of year                                  $44,363           $39,703
     Actual return on plan assets                                      5,050             6,041
     Employer contributions                                                -               700
     Benefits paid                                                    (1,902)           (2,081)
                                                              ====================================
   Fair value of plan assets at end of year                          $47,511           $44,363
                                                              ====================================

   Funded status                                                     $ 3,407          $ (1,124)
     Unrecognized prior service cost                                     178               245
     Unrecognized net actuarial loss/(gain)                           (3,910)            2,301
                                                              ====================================
   Prepaid pension obligation                                        $  (325)         $  1,422
                                                              ====================================

Weighted-average assumptions
   Discount                                                         7.50%             6.75%
   Expected return on plan assets                                   9.00%             9.00%
   Salary growth rate                                               4.50%             4.50%

Components of net periodic benefit cost
   Service cost                                                     $  2,264          $  1,942
   Interest cost                                                       3,015             2,822
   Expected return on plan assets                                     (3,648)           (3,243)
   Amortization of prior service cost                                     66                65
   Recognized net actuarial loss                                          50               151
                                                              ====================================
Net periodic benefit cost                                           $  1,747          $  1,737
                                                              ====================================


The Company also has a defined-benefit pension plan covering most of its Ireland employees as a result of its acquisition of the Suppression Products Group in October, 1999. The amount of the retirement benefit is based on years of service and final average monthly pay. The plan also provides death benefits to the plan participants. As of January 3, 1998 the Ireland pension plan had assets in the amount of $11.1 million and liabilities in the amount of $10.4 million. The Company is in the process of obtaining a more current actuarial valuation of the Ireland plan.

The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $1,058,000, $852,000 and $853,000 in 1999, 1998 and 1997, respectively.

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $632,000 in 1999, $547,000 in 1998 and $523,000 in 1997.

6.  Shareholders' Equity

Stock Split

On April 29, 1997, the Company's Board of Directors approved a two-for-one stock split to stockholders of record on May 20, 1997, payable June 10, 1997, in the form of a stock dividend. All prior years' number of shares and per share amounts have been restated to reflect the stock split.

Stock Purchase Warrants

Warrants to purchase 2,461,309 shares of common stock at $4.18 per share were outstanding at January 1, 2000. The warrants are exercisable at the option of the holder at any time prior to December 27, 2001, and are not callable by the Company.

Stock Options

The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 2,800,000 shares of common stock to employees and directors. The stock options vest over a five-year period and are exercisable over a ten- year period commencing from the date of vesting.

A summary of stock option information follows:




                                  1999                        1998                        1997
                      -------------------------------------------------------------------------------------
                                    Weighted-Average            Weighted-Average            Weighted-Average
                                    Exercise Price              Exercise Price              Exercise Price

                         Options                     Options                     Options
                      -------------------------------------------------------------------------------------
Outstanding at
  beginning of year      1,428,910       $16.91      1,361,310       $14.28     1,257,380        $10.95
Granted                    367,200        19.63        311,500        24.64       274,300         25.29
  Option price equals
  market price             352,200        20.25        311,500        24.64       274,300         25.29
  Option price less
  than market price         15,000         5.00            -             -             -             -
Exercised                 (144,870)        9.34       (153,480)        6.49      (156,170)         6.70
Forfeited                  (62,400)       21.98        (90,420)       15.31       (14,200)        15.69
                      =====================================================================================
Outstanding at end
  of year                1,588,840       $18.02      1,428,910       $16.91     1,361,310        $14.28
                      =====================================================================================
                      =====================================================================================

Exercisable at end of
  year                     765,960                     708,818                    671,126
Available for future
  grant                    216,440                     517,340                    138,420
Weighted-average
  value of options
  granted during the
  year                                   $12.04                      $11.81                      $11.16
  Option price equals
   market price                           11.79                       11.81                       11.16
  Option price less
   than market price                      17.75                          -                           -

As of January 1, 2000, the Company had the following outstanding options:

                                                    Weighted-            Weighted-
          Exercise                Options            Average              Average            Options
            Price               Outstanding      Exercise Price       Remaining Life       Exercisable
-----------------------------------------------------------------------------------------------------------

    $3.688 to $5.00                 147,700          $  4.00                3.00               129,500
    $7.50 to $11.155                185,100            10.20                3.92               182,700
    $11.625 to $16.50               235,600            14.84                5.03               201,920
    $17.813 to $25.50               930,240            21.52                8.27               215,520
    $28.875 to $34.125               90,200            28.93                7.56                36,320

Disclosure of pro forma information regarding net income and net income per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options granted in 1999, 1998, and 1997 under the fair value method using the Black-Scholes option pricing model. The following assumptions were utilized in the valuation:




                                                            1999             1998              1997
                                                     ------------------------------------------------------

Risk-free interest rate                                      6.52%            5.59%             6.63%
Expected dividend yield                                         0%               0%                0%
Expected stock price volatility                              41.0%            30.0%             19.5%
Expected life of options                                   8 years          8 years           8 years


Had compensation cost for the Company's stock options granted in 1999, 1998, and 1997 been determined based on the fair value at the dates of grant, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated:

                                                            1999            1998         1997
                                                     ------------------------------------------------
Pro forma net income (in thousands of dollars)           $24,341         $18,710       $24,621
Pro forma basic net income per share                     $  1.24         $  0.91       $  1.24
Pro forma diluted net income per share                   $  1.12         $  0.81       $  1.04


The pro forma effect on net income for 1999, 1998, and 1997 is not representative of the pro forma effect on net income in future years as the pro forma disclosures reflect only the fair value of stock options granted in those years and do not reflect the fair value of outstanding options granted prior to 1996.

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


7.  Income Taxes

Federal, state, and foreign income tax expense (credit) consists of the following (in thousands):

                                                   1999              1998             1997
                                            ------------------------------------------------------

Current:
   Federal                                       $  10,078          $  4,861          $  7,845
   State                                             1,467               920             1,859
   Foreign                                           6,180             5,239             5,391
                                            ------------------------------------------------------
                                            ------------------------------------------------------
                                                    17,725            11,020            15,095
Deferred:
   Federal                                          (1,875)             (809)                5
   Foreign                                            (393)              (87)              210
                                            ------------------------------------------------------
                                            ------------------------------------------------------
                                                    (2,268)             (896)              215
                                            ======================================================
                                                   $15,457           $10,124           $15,310
                                            ======================================================



Domestic and foreign income before income taxes is as follows (in thousands):

                                                   1999              1998             1997
                                            ------------------------------------------------------

Domestic                                           $22,846           $15,337           $26,494
Foreign                                             17,831            14,672            14,158
                                            ------------------------------------------------------
                                            ======================================================
                                                   $40,677           $30,009           $40,652
                                            ======================================================

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                                                   1999              1998             1997
                                            ------------------------------------------------------

Tax expense at statutory rate of 35%               $14,237           $10,503           $14,228
State and local taxes, net of federal tax
   benefit                                             904               598             1,208
Foreign income taxes                                  (735)               68              (705)
Sam Hwa Littelfuse, Inc. liquidation                     -            (1,055)                -
Foreign losses for which no tax
   benefit is available                                 82                83               974
Other, net                                             969               (73)             (395)
                                            ------------------------------------------------------
                                            ======================================================
                                                   $15,457           $10,124           $15,310
                                            ======================================================

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at January 1, 2000 and January 2, 1999, are as follows (in thousands):

                                                                     1999             1998
                                                              ------------------------------------
Deferred tax liabilities
Tax over book depreciation and amortization                           $2,736            $4,289
Prepaid expenses                                                       1,250             1,265
Other                                                                    887               416
                                                              ------------------------------------
                                                              ------------------------------------
Total deferred tax liabilities                                         4,873             5,970

Deferred tax assets
Accrued expenses                                                       5,648             3,899
Foreign net operating loss carryforwards                                 258               174
Other                                                                      -               578
                                                              ------------------------------------
Gross deferred tax assets                                              5,906             4,651
Less:  Valuation allowance                                              (258)             (174)
                                                              ------------------------------------
Total deferred tax assets                                              5,648             4,477
                                                              ====================================
                                                              ====================================
Net deferred tax assets / (liabilities)                                 $775           ($1,493)
                                                              ====================================

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The net operating loss carryforwards have no expiration date. Certain foreign net operating loss carryforwards and the related valuation allowance are no longer available due to the liquidation of Sam Hwa Littelfuse, Inc. The Company received a one-time tax benefit associated with the liquidation of approximately $1.1 million for the year ended January 2, 1999. The Company paid income taxes of $12.1 million in 1999, $11.5 million in 1998 and $14.0 million in 1997.

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

Information concerning the operations in these geographic segments for the year ended January 1, 2000, is as follows (in thousands):




                                                                            Combined                                   Consolidated
                                The Americas     Europe     Asia-Pacific      Total        Corporate     Reconciliation       Total
                              -----------------------------------------------------------------------------------------------------

    Revenues                  1999   $172,122       $50,434       $73,811      $296,367     $        -   $         -       $296,367
                              1998    164,211        44,835        60,494       269,540              -             -        269,540

    Intersegment revenues     1999     32,250        18,884         3,883        55,017              -        (55,017)          -
                              1998     30,297        10,024           263        40,584              -        (40,584)          -

    Interest expense          1999      5,007            11           235         5,253              -              -         5,253
                              1998      3,724            17           248         3,989              -              -         3,989

    Depreciation and
    amortization              1999     10,831         1,969         3,700        16,500          9,039              -        25,539
                              1998      8,495         1,459         3,417        13,371          8,835              -        22,206

    Other income (loss)       1999        883           500           (77)        1,306              -              -         1,306
                              1998        506            68          (672)          (98)             -              -           (98)

    Income tax expense        1999      8,967         3,706         2,784        15,457              -              -        15,457
                              1998      4,412         3,896         1,816        10,124              -              -        10,124

    Net income (loss)         1999     21,007         8,156         5,101        34,264         (9,044)                      25,220
                              1998     18,970         7,692         2,058        28,720         (8,835)             -        19,885

    Identifiable assets       1999    191,997        36,228        39,112       267,337         66,076        (57,715)      275,698
                              1998    130,981        24,282        42,658       197,921         89,619        (36,996)      250,544

    Capital expenditures      1999     13,303         2,978         3,694        19,975              -              -        19,975
                              1998     15,269         2,344         3,707        21,320              -              -        21,320


Intersegment   revenues  and   receivables   are   eliminated  to  reconcile  to
consolidated totals. Corporate identifiable assets consist primarily of cash and intangible assets.

8.  Business Segment Information (continued)

The Company's revenues by product areas for the year ended January 1, 2000 and January 2, 1999, are as follows (in thousands):

Revenues                                           1999              1998
                                            -------------------------------------


Electronic                                         $154,141          $133,086
Automotive                                          101,270            96,685
Power                                                40,956            39,769
                                            =====================================
Consolidated Total                                 $296,367          $269,540
                                            =====================================

Revenues from no single customer of the Company amount to 10% or more.

9.  Lease Commitments

The Company leases certain office and warehouse space under noncancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $0.9 million in 1999 and 1998, respectively and $1.3 million in 1997. Future minimum payments for all noncancelable operating leases with initial terms of one year or more at January 1, 2000 are as follows (in thousands):


                     2000                                                 $481
                     2001                                                  297
                     2002                                                  145
                     2003                                                   44
                     2004 and thereafter                                     -
                                                                   ------------------
                                                                          $967
                                                                   ==================


10.  Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                   1999              1998             1997
                                            ------------------------------------------------------
                                                               (In Thousands)
Numerator:

   Net income                                       $25,220           $19,885           $25,342
                                            ======================================================

Denominator:
   Denominator for basic earnings per share
     - Weighted-average shares                       19,572            20,474            19,824
Effect of dilutive securities:
   Warrants                                           1,970             2,311             3,335
   Employee stock options                               209               369               464
                                            ======================================================
Denominator for diluted earnings per share
   - Adjusted weighted-average shares and
   assumed conversions                               21,751            23,154            23,623
                                            ======================================================
Basic earnings per share                         $   1.29          $   0.97          $   1.28
                                            ======================================================
Diluted earnings per share                       $   1.16          $   0.86          $   1.07
                                            ======================================================