Form 10-K405, Exhibit 13
period 2000-12-30
LITTELFUSE INC /DE
filed 2001-03-26
CIK 889331

                                                                    EXHIBIT 13.1

Selected Financial Data

Five Year Summary

Year Ended                                            2000        1999        1998       1997        1996
Net sales                                         $371,920    $296,367    $269,540   $275,165    $241,446
Gross profit                                       150,648     117,255     100,199    111,131      98,288
Operating income                                    61,748      44,624      34,096     43,768      37,669
Net income                                          37,298      25,220      19,885     25,342      21,735
Net income per share - Diluted                        1.69        1.16        0.86       1.07        0.91

Net working capital                                 74,503      60,008      46,685     41,548      31,343
Total assets                                       274,378     275,698     250,544    221,885     209,951
Long-term debt                                      41,397      55,460      70,061     40,385      44,556

Quarterly Results of Operations (unaudited)

Year Ended                                         2000                                 1999
                                        4Q       3Q        2Q       1Q        4Q      3Q       2Q       1Q
Net sales                          $82,883  $96,362   $97,356  $95,319   $82,009 $73,292  $72,094  $68,971
Gross profit                        33,329   38,739    39,350   39,230    34,098  29,317   28,053   25,787
Operating income                    11,545   16,271    16,730   17,202    13,162  11,538   10,862    9,062
Net income                           6,710    9,728    10,647   10,213     7,604   6,588    6,005    5,023
Net income per share:
  Basic                               0.34     0.49      0.54     0.51      0.39    0.34     0.31     0.25
  Diluted                             0.31     0.44      0.48     0.46      0.35    0.30     0.28     0.23

Quarterly Stock Prices

Year Ended                                         2000                                 1999
                                        4Q       3Q        2Q       1Q        4Q      3Q       2Q       1Q
High                                 33.88    51.13     50.63    39.50     25.00   22.88    22.25    20.50
Low                                  24.38    29.00     30.50    21.50     20.00   18.75    17.50    16.25
Close                                28.63    29.69     49.00    36.69     24.27   22.13    20.50    17.69

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 22 for the three fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999, respectively.

Current Year Highlights

Sales increased 25% in 2000 to $371.9 million and earnings per share increased 45% to $1.69. The record increases in sales and earnings were driven by electronics, where sales were up 51% due to increased demand in telecom, datacom and wireless applications. Also contributing to the electronics sales growth was the successful integration of the Suppression Products Group, acquired in October 1999. Sales of suppression products accounted for just under half of the electronics sales growth in 2000.


Results of Operations--2000 Compared with 1999

Sales increased 25% to $371.9 million in 2000 from $296.4 million in 1999. Electronic sales increased $78.6 million or 51% to $232.7 million in 2000 compared to $154.1 million in 1999. The strong electronics market, driven by communications demand and continued strength in the Asia-Pacific region, resulted in record electronics sales growth. Automotive sales decreased $1.3 million or 1% to $100.0 million in 2000 compared to $101.3 million in 1999, reflecting continued aftermarket weakness and the unfavorable translation effects of a weak Euro. Electrical sales decreased $1.8 million or 4% to $39.2 million in 2000 compared to $41.0 million in 1999. Led by Asia-Pacific and European electronics sales growth, international sales increased 32.0% to $180.1 million or 48.4% of net sales in 2000 from $136.5 million or 46.1% of net sales in 1999.

Gross profit was $150.6 million or 40.5% of sales for 2000 compared to $117.3 million or 39.6% of sales for 1999. The gross profit increase resulted from successful worldwide cost reductions, increasing unit volumes during the year and an improved pricing environment compared to the prior year.

Selling, general and administrative expenses increased $15.0 million, representing 19.1% of sales in 2000 compared to 18.9% of sales in 1999. This increase was due primarily to higher sales and marketing expenses to support growth in electronic sales. Research and development costs increased $1.7 million, representing 3.0% of sales in 2000 as compared to 3.2% of sales in 1999, due to continued focus on development of new products. Amortization of reorganization value and other intangibles was $6.7 million or 1.8% of sales for 2000 compared to $7.1 million or 2.4% of sales for the prior year. Total operating expenses, including intangible amortization, were 23.9% of sales in 2000, compared to 24.5% of sales in 1999.

Operating income for 2000 increased 38% to $61.7 million or 16.6% of sales compared to $44.6 million or 15.1% of sales for the prior year as a result of the factors discussed above.

Interest expense was $4.7 million for 2000 compared to $5.3 million for 1999 due to lower average debt levels. Other income, net, consisting of interest income, royalties, minority interest and foreign currency items was $1.9 million compared to other income of $1.3 million for the prior year. The increase in other income was due to foreign currency gains and a gain from the sale of a non-core product line.

Income before taxes was $59.0 million in 2000 compared to $40.7 million in 1999. Income tax expense was $21.7 million in 2000 compared to $15.5 million for the prior year. Net income for the year was $37.3 million, compared to $25.2 million for the prior year. The Company's effective tax rate was 36.8 % in 2000 compared to 38.0 % in 1999. The lower effective tax rate in 2000 was due to the increase in foreign earnings as a percent to total earnings. Diluted earnings per share increased 45% to $1.69 in 2000 compared to $1.16 in 1999.

Results of Operations--1999 Compared with 1998

Sales increased 10% to $296.4 million in 1999 from $269.5 million in 1998. Of the $26.9 million sales increase during 1999, $8.0 million was attributable to sales of suppression products since the date of the acquisition. Electronic sales increased $21.1 million or 16% to $154.1 million in 1999 compared to $133.1 million in 1998, due primarily to strength in the Asia-Pacific region. Automotive sales increased $4.6 million or 5% to $101.3 million in 1999 compared to $96.7 million in 1998, reflecting growth in the OEM markets in all regions of the world. Electrical sales increased $1.2 million or 3% to $41.0 million in 1999 compared to $39.8 million in 1998. Led by Asia-Pacific and European sales growth, international sales increased by 18% in 1999 to 46.1% of net sales from 43.0% of net sales in 1998.

Gross profit was $117.3 million or 39.6% of sales for 1999 compared to $100.2 million or 37.2% of sales for 1998. The gross margin increase resulted from successful worldwide cost reductions, increasing unit volumes during the year and firming of selling prices in the last half of 1999.

Selling, general and administrative expenses increased $5.2 million to 18.9% of sales in 1999, which was in line with 18.9% of sales in 1998. Research and development costs increased $1.1 million to 3.2% of sales in 1999 as compared to 3.1% of sales in 1998 due to continued focus on development of new products. Amortization of reorganization value and other intangibles was $7.1 million or 2.4% of sales for 1999 compared to $6.8 million or 2.5% of sales for the prior year. Total operating expenses, including intangible amortization, were 24.5% of sales for both years.

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

Income before taxes was $40.7 million in 1999 compared to $30.0 million in 1998. Income tax expense was $15.5 million in 1999 compared to $10.1 million for the prior year. Net income for the year was $25.2 million, compared to $19.9 million for the prior year. The Company's effective tax rate was 38.0 % in 1999 compared to 33.7 % in 1998. The lower effective tax rate in 1998 was due to a one-time benefit related to the liquidation of one of the Company's Korean subsidiaries. Diluted earnings per share increased 35% to $1.16 in 1999 compared to $0.86 in 1998. A 6% decline in average shares outstanding in 1999 as compared to the prior year, due to the Company's repurchase of common stock, contributed favorably to the increase in earnings per share.

Liquidity and Capital Resources

Assuming no material adverse changes in market conditions, management expects that the Company will have sufficient cash from operations to support both its operations and its debt obligations for the foreseeable future.

The Company started 2000 with $1.9 million in cash. Net cash provided by operations was $48.7 million for the year. Cash used in investing activities included $22.0 million in property, plant and equipment. Cash used in financing activities included net payments of long-term debt of $16.8 million. This left the Company with $55.0 million of borrowing capability under the revolving loan facility as of December 30, 2000. The repurchase of the Company's common stock for $11.2 million was partially offset by cash proceeds from the exercise of stock options and conversion of warrants of $5.8 million. The effect of exchange rate changes decreased cash by $0.9 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in a $3.6 million net increase in cash. This left the Company with a cash balance of $5.5 million at the end of 2000.

Increases in net working capital resulted in a $14.2 million use of cash in 2000. The major factors contributing to higher working capital were a $10.8 million increase in inventory and an $8.5 million decrease in accounts payable and accrued expenses, partially offset by a $5.0 million reduction in accounts receivable. The inventory increase was primarily the result of increased sales in 2000. The reduction in accounts receivable was the result of improved collections performance.

The Company started 1999 with $28.0 million in cash. Net cash provided by operations was $38.9 million for the year. Cash used in investing activities included $20.0 million in property, plant and equipment and $24.8 million for the Harris Corporation's Suppression Products Group acquisition. Cash used in financing activities included net payments of long-term debt of $9.1 million. The Company utilized borrowings under its revolving loan facility to finance the purchase of Harris Corporation's Suppression Products Group and had $6.0 million of this short-term debt remaining as of January 1, 2000. This left the Company with $49.0 million of borrowing capability under the revolving loan facility as of January 1, 2000. The repurchase of the Company's common stock for $12.8 million was partially offset by cash proceeds from the exercise of stock options and conversion of warrants of $1.6 million. The effect of exchange rate changes increased cash by $0.2 million. The net of cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates resulted in a $26.1 million net decrease in cash. This left the Company with a cash balance of $1.9 million at the end of 1999.

Net working capital used $8.4 million of cash flow from operations in 1999. Increases in accounts receivable of $14.3 million, inventory of $8.9 million and other asset and liability changes of $0.1 million were offset by an increase in accounts payable and accrued expenses of $14.9 million. Contributing to the increase in working capital in 1999 was an increase in sales as well as some information systems migration difficulties.

The Company's capital expenditures were $22.0 million in 2000, $20.0 million in 1999 and $21.3 million in 1998. The Company expects that capital expenditures will be approximately $23 to $25 million in 2001. The primary purposes for capital expenditures in 2001 will be for new product tooling and production equipment. As in 2000, capital expenditures in 2001 are expected to be financed by cash flow from operations.

The Company decreased total debt by $16.8 million in 2000, after decreasing debt by $9.1 million in 1999 and increasing debt by $33.9 million in 1998. The Company is required to repay $10.0 million of long-term debt in 2001. In two separate 1,000,000 share authorizations in May and October of 2000, the Company's Board of Directors authorized the Company to repurchase up to 2,000,000 shares of its common stock or 2,000,000 of its warrants, or any combination not to exceed 2,000,000 shares of common stock or warrants, from time to time, depending on market conditions. The Company repurchased 369,000 common shares for $11.2 million in 2000, 707,500 common shares for $12.8 million in 1999 and 1,345,300 common shares for $26.8 million in 1998. As of December 30, 2000, the Company had over 1,600,000 shares remaining for repurchase under the Board of Directors authorization expiring in May of 2001.

Earnings before interest, taxes, depreciation, amortization and other income and expense (EBITDA) increased 26% to $88.5 million in 2000 compared to $70.2 million in 1999 and $56.3 million in 1998.

Net working capital (working capital less cash and the current portion of long-term debt), as a percent of sales was 20.0% at year-end 2000 compared to 20.2% at year-end 1999 and 17.3% at year-end 1998. The slight decrease in net working capital was due in part to the decrease in days sales outstanding in accounts receivable to approximately 58 days at year-end 2000 compared to 68 days at year-end 1999 and 61 days at year-end 1998. The improvement in accounts receivable was partially offset by higher days inventory outstanding of 109 days at year-end 2000 compared to 94 days at year-end 1999 and 81 days at year-end 1998.

The ratio of current assets to current liabilities was 2.0 to 1 at year-end 2000 compared to 1.5 to 1 at year-end 1999 and 2.1 to 1 at year-end 1998. The ratio of long-term debt to equity was 0.2 to 1 at year-end 2000 compared to 0.4 to 1 at year-end 1999 and 0.6 to 1 at year-end 1998.

Market Risk

The Company is exposed to market risk from changes in interest rates, foreign exchange rates and commodity prices.

The Company had long-term debt outstanding at December 30, 2000 in the form of Senior Notes at fixed interest rates. Since substantially all of the debt has fixed interest rates, the Company's interest expense is not sensitive to changes in interest rate levels.

A portion of the Company's operations consists of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, England, Ireland, Switzerland, South Korea, China and the Philippines. During 2000, sales exported from the United States or manufactured and sold abroad accounted for 48.4% percent of total sales. Substantially all sales in Europe are denominated in Dutch Guilders, British Pound Sterling and Euros and substantially all sales in the Asia-Pacific region are denominated in United States Dollars, Japanese Yen and South Korean Won.

The Company's identifiable foreign exchange exposures result from the purchase and sale of products from affiliates, repayment of intercompany trade and loan amounts and translation of local currency amounts in consolidation of financial results. Changes in foreign currency exchange rates or weak economic conditions in the foreign countries in which it manufactures and distributes products could affect the Company's sales and financial results. The Company utilizes netting and intercompany offsets to reduce known foreign currency expenses. The Company does not use any material derivative financial instruments to mitigate its foreign currency risk at the present time.

The Company uses various metals in the production of its products, including zinc, copper and silver. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk.

Outlook

Sales for 2001 are expected to start slowly, reflecting softness in the electronics market and decreased car builds in the automotive market. However, sales are expected to increase in the second half of the year fueled by recovery in the electronics market and ramp- up of new product sales.

The Company will continue to emphasize implementation of cost reduction opportunities in 2001 to help offset a more challenging market environment and selling price pressure from customers.

The development of new products, global expansion, and reinvestment continue to be the Company's long-term growth strategy. The Company intends to continue its commitment to funding research and development, international market development, and investments in capital equipment and operations improvements.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

The statements under "Outlook" and the other statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development and patent protection, commercialization and technological difficulties, capacity and supply constraints or difficulties, interest and exchange rate fluctuations, commodity price fluctuations, actual purchases under agreements, the effect of the Company's accounting policies, and other risks which may be detailed in the Company's Securities and Exchange Commission filings.

Report of Independent Auditors

The Board of Directors and Shareholders
of Littelfuse, Inc.

We have audited the consolidated statements of financial condition of Littelfuse, Inc. and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries as of December 30, 2000 and January 1, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the Unites States.


ERNST & YOUNG LLP

Chicago, Illinois
January 26, 2001

                          Year Ended December 30, 2000

                 Consolidated Statements of Financial Condition

                                 (In Thousands)

                                                                              December 30, 2000  January 1, 2000
Assets
Current assets:
  Cash and cash equivalents                                                        $   5,491        $   1,888
  Accounts receivable, less allowances (2000 - $9,178; 1999 - $ 7,121)                53,152           59,583
  Inventories                                                                         59,272           48,916
  Deferred income taxes                                                                4,664            5,265
  Prepaid expenses and other current assets                                            4,115            3,485
Total current assets                                                                 126,694          119,137

Property, plant, and equipment:
  Land                                                                                 8,687            8,370
  Buildings                                                                           29,650           28,636
  Equipment                                                                          174,837          157,296
                                                                                     213,174          194,302
Less:  Allowances for depreciation and amortization                                  120,501          102,511
                                                                                      92,673           91,791

Intangible assets, net of amortization:
  Reorganization value in excess of amounts allocable to identifiable assets          30,913           33,943
  Patents and licenses                                                                 2,087            4,356
  Distribution network                                                                 5,440            5,918
  Trademarks                                                                           2,775            3,022
  Other                                                                               13,698           16,274
                                                                                      54,913           63,513
Other assets                                                                              98            1,257
                                                                                   $ 274,378        $ 275,698

Liabilities and shareholders' equity Current liabilities:
  Accounts payable                                                                 $  11,066        $  19,075
  Accrued payroll                                                                     18,548           14,167
  Accrued expenses                                                                     9,224           14,596
  Accrued income taxes                                                                 7,862            9,403
  Current portion of long-term debt                                                   17,070           20,974
Total current liabilities                                                             63,770           78,215

Long-term debt, less current portion                                                  41,397           55,460
Deferred income taxes                                                                  2,153            4,490
Other long-term liabilities                                                              331              501

Shareholders' equity:
  Preferred stock, par value $.01 per share:  1,000,000 shares authorized;
    no shares issued and outstanding                                                      --               --
  Common stock, par value $.01 per share:  34,000,000 shares authorized;
    shares issued and outstanding, 2000 - 19,849,894; 1999 - 19,489,143                  198              195
Additional paid-in capital                                                            60,223           55,241
Notes receivable - Common stock                                                       (3,353)          (2,909)
Accumulated other comprehensive loss                                                  (7,874)          (5,642)
Retained earnings                                                                    117,533           90,147
                                                                                     166,727          137,032
                                                                                   $ 274,378        $ 275,698

See accompanying notes.

Consolidated Statements of Income

(In Thousands, Except per Share Amounts)

Year Ended                                                  December 30, 2000     January 1, 2000     January 2, 1999
Net sales                                                           $ 371,920           $ 296,367           $ 269,540
Cost of sales                                                         221,272             179,112             169,341
Gross profit                                                          150,648             117,255             100,199

Selling, general and administrative expenses                           71,083              56,098              50,936
Research and development expenses                                      11,152               9,455               8,387
Amortization of intangibles                                             6,665               7,078               6,780
Operating income                                                       61,748              44,624              34,096

Interest expense                                                        4,652               5,253               3,989
Other expense/(income), net                                            (1,940)             (1,306)                 98
Income before income taxes                                             59,036              40,677              30,009
Income taxes                                                           21,738              15,457              10,124
Net income                                                          $  37,298           $  25,220           $  19,885

Net income per share:
Basic                                                               $    1.88           $    1.29           $    0.97
Diluted                                                             $    1.69           $    1.16           $    0.86

Weighted-average shares and equivalent shares outstanding:
Basic                                                                  19,834              19,572              20,474
Diluted                                                                22,118              21,751              23,154

See accompanying notes

Consolidated Statements of Cash Flows

Year Ended                                                  December 30, 2000     January 1, 2000     January 2, 1999
Operating activities
Net income                                                          $  37,298           $  25,220           $  19,885
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Depreciation                                                       20,074              18,461              15,426
    Amortization of intangibles                                         6,665               7,078               6,780
    Provision for bad debts                                               275                 614                 626
    Deferred income taxes                                              (1,810)             (3,922)               (896)
    Other                                                                 337                (225)                326
    Changes in operating assets and liabilities:
      Accounts receivable                                               4,978             (14,323)             (3,218)
      Inventories                                                     (10,802)             (8,850)              3,610
      Accounts payable and accrued expenses                            (8,514)             14,915              (4,992)
      Prepaid expenses and other                                          186                (117)              1,757
Net cash provided by operating activities                              48,687              38,851              39,304

Investing activities
Purchases of property, plant, and equipment, net                      (21,958)            (19,975)            (21,320)
Purchase of business, net of cash acquired                                 --             (24,754)             (2,751)
Other                                                                     (60)                (56)               (249)
Net cash used in investing activities                                 (22,018)            (44,785)            (24,320)

Financing activities
Proceeds (payments) of long-term debt, net                            (16,819)             (9,132)             33,851
Proceeds from exercise of stock options and warrants                    5,831               1,645               6,308
Purchases of common stock and redemption of warrants                  (11,203)            (12,833)            (26,803)
Net cash provided by (used in) financing activities                   (22,191)            (20,320)             13,356

Effect of exchange rate changes on cash                                  (875)                181              (1,134)
Increase (decrease) in cash and cash equivalents                        3,603             (26,073)             27,206
Cash and cash equivalents at beginning of year                          1,888              27,961                 755
Cash and cash equivalents at end of year                             $  5,491            $  1,888            $ 27,961

See accompanying notes.

Consolidated Statements of Shareholders' Equity

                                                                                    Notes    Accumulated
                                                                 Additional   Receivable-          Other
                                                       Common       Paid-In        Common  Comprehensive     Retained
Period from January 3, 1998 to December 30, 2000        Stock       Capital         Stock  Income/(Loss)     Earnings         Total

Balance at January 3, 1998                                199     $  52,540     $  (1,960)    $  (4,767)    $  77,493     $ 123,505
Comprehensive income:
  Net income for the year                                  --            --            --            --        19,885        19,885
  Foreign currency translation adjustment                  --            --            --         1,041            --         1,041
Comprehensive income                                                                                                         20,926
Stock options and warrants exercised                       15         7,693          (812)           --            --         6,896
Purchase of 1,345,300 shares of common stock              (14)       (4,696)           --            --       (22,093)      (26,803)

Balance at January 2, 1999                                200     $  55,537     $  (2,772)    $  (3,726)    $  75,285     $ 124,524
Comprehensive income:
  Net income for the year                                  --            --            --            --        25,220        25,220
  Foreign currency translation adjustment                  --            --            --        (1,916)           --        (1,916)
Comprehensive income                                                                                                         23,304
Stock options and warrants exercised                        2         2,172          (137)           --            --         2,037
Purchase of 707,500 shares of common stock                 (7)       (2,468)           --            --       (10,358)      (12,833)

Balance at January 1, 2000                                195     $  55,241     $  (2,909)    $  (5,642)    $  90,147     $ 137,032
Comprehensive income:
  Net income for the year                                  --            --            --            --        37,298        37,298
  Foreign currency translation adjustment                  --            --            --        (2,232)           --        (2,232)
Comprehensive income                                                                                                         35,066
Stock options and warrants exercised                        7         6,269          (444)           --            --         5,832
Purchase of 369,000 shares of common stock                 (4)       (1,287)           --            --        (9,912)      (11,203)

Balance at December 30, 2000                              198     $  60,223     $  (3,353)    $  (7,874)    $ 117,533     $ 166,727

See accompanying notes.

Notes to Consolidated Financial Statements

December 30, 2000 and January 1, 2000

1. Summary of Significant Accounting Policies and Other Information

Nature of Operations Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell circuit protection devices for use in the automotive, electronic, and general industrial markets throughout the world.

Fiscal Year The Company's fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999, each contained 52 weeks.

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

Inventories Inventories are stated at the lower of cost (first-in, first-out method) or market, which approximates current replacement cost.

Property, Plant, and Equipment Land, buildings, and equipment are carried at cost. Depreciation is provided under accelerated methods using useful lives of 21 years for buildings, 7 to 9 years for equipment, and 7 years for furniture and fixtures. Tooling and computer software are depreciated using the straight-line method over 5 years and 3 years, respectively.

Intangible Assets Reorganization value in excess of amounts allocable to identifiable assets and trademarks are amortized using the straight-line method over 20 years. Patents are amortized using the straight-line method over their estimated useful lives, which average approximately 10 years. The distribution network is amortized using an accelerated method over 20 years. Licenses are amortized using an accelerated method over their estimated useful lives, which average approximately 9 years. Other intangible assets consist principally of goodwill that is being amortized over 10 to 20 years. Accumulated amortization of these intangible assets was $59.9 million at December 30, 2000 and $53.2 million at January 1, 2000. If there are indicators that long-lived assets may be impaired, the Company assesses recoverability from future operations using undiscounted cash flows. Under this approach, the carrying value of the intangible asset would be reduced to a fair value if the Company's best estimate for expected undiscounted future cash flows of the related business would be less than the carrying amount of the intangible asset over its remaining amortization period.

Revenue Recognition In accordance with the Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," issued in December 1999, sales and associated costs are recognized when products are shipped to customers. The adoption of SAB 101 did not have a material impact on the Company's earnings or financial position.

Advertising Costs The Company expenses advertising costs as incurred which amounted to $2.1 million in 2000, $2.6 million in 1999 and $2.6 million in 1998.

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

Shipping and Handling Fees and Costs In September 2000, Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," concluded that all amounts billed to customers in a sales transaction represent fees earned for the goods provided and, accordingly, amounts billed related to shipping and handling should be classified as revenue. The Company has adopted EITF 00-10 and has classified amounts billed related to shipping and handling in revenue. Costs incurred for shipping and handling of $3.9 million, $2.1 million, and $1.4 million in 2000, 1999, and 1998, respectively, are classified in Selling, General, and Administrative Expenses.

Accounting Pronouncements In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) to establish accounting and reporting requirements for derivative instruments. This standard requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities, measured at fair value. This statement additionally requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of derivatives. The adoption of this new standard will not have a material impact on the Company's earnings or financial position.

2.  Acquisition of Business and Liquidation

During the year ended January 2, 1999, the Company made two acquisitions for approximately $2.8 million. The acquisitions have been accounted for through the use of the purchase method of accounting; accordingly, the accompanying financial statements include the results of operations since the acquisition dates. Goodwill arising from these acquisitions of approximately $2.6 million is being amortized over 10 years. Pro forma results of operations, assuming these acquisitions had occurred as of January 4, 1998, would not differ materially from reported results of operations.

In March 1998, the Company consolidated its Korean operations into Littelfuse Triad. Pursuant to the consolidation, the Company incurred costs of approximately $400,000 to liquidate Sam Hwa Littelfuse, Inc.

On October 19, 1999, the Company acquired Harris Corporation's Suppression Products Group for $24.8 million in cash. The Suppression Products Group manufactures and markets a broad line of transient voltage suppression devices that provide circuit protection for products in numerous markets including consumer, computer, telecommunications, automotive, office equipment, industrial and power transmission. This acquisition has been accounted for through the use of the purchase method of accounting; accordingly, the accompanying financial statements include the results of its operations since the acquisition date. The purchase price has been allocated to the following net assets acquired based on fair value of such assets: accounts receivable of $7.4 million, inventory of $4.6 million, property, plant and equipment of $12.7 million, other assets of $0.4 million, goodwill of $4.8 million and liabilities assumed of $5.1 million. Purchase accounting liabilities recorded during 1999 consist of $0.5 million for transaction costs and $5.7 million for costs associated with exiting a product line and involuntary termination of employees in connection with the integration of the business. Goodwill arising from this acquisition of approximately $11.0 million is being amortized over 20 years. Pro forma sales of Littelfuse, Inc., assuming that this acquisition had occurred as of January 4, 1998, would have been $328.3 million in 1999 and $311.9 million in 1998 and pro forma results of operations would not have differed materially from reported results of operations.

During fiscal 2000, the Company reduced its estimate of purchase accounting liabilities related to 1999 acquisitions by $1.6 million and, accordingly, goodwill was reduced by an equivalent amount. These changes primarily resulted from costs being less than originally anticipated.

3. Inventories

The components of inventories are as follows at December 30, 2000, and January 1, 2000 (in thousands):

                                                         2000             1999
Raw materials                                         $14,488          $12,684
Work in process                                        15,288           14,854
Finished goods                                         29,496           21,378
                                                      $59,272          $48,916

4. Long-Term Obligations

The carrying amounts of long-term debt, which approximate fair value, are as follows at December 30, 2000, and January 1, 2000 (in thousands):

                                                         2000             1999
6.16% Senior Notes, maturing 2005                     $50,000          $55,000
6.31% Senior Notes, maturing 2000                          --            9,000
Revolving credit facility                                  --            6,000

Other obligations                                       6,742            4,964
Capital lease obligations                               1,725            1,470
                                                       58,467           76,434
Less: Current maturities                               17,070           20,974
                                                      $41,397          $55,460

The Company has unsecured financing arrangements consisting of Senior Notes with insurance companies and a credit agreement with banks that provides a $55.0 million revolving credit facility. The Senior Notes require minimum annual principal payments. No principal payments are required for borrowings against the revolving line of credit until the line matures on August 31, 2002. At December 30, 2000, the Company had available $55.0 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 0.375%.

The bank credit agreement provides for letters of credit of up to $8.0 million as part of the available credit line. At December 30, 2000 the Company had $1.6 million of outstanding letters of credit.

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

Aggregate maturities of long-term obligations at December 30, 2000, are as follows (in thousands):

2001                                    $17,070
2002                                     11,108
2003                                     10,062
2004                                     10,062
2005 and thereafter                      10,165
                                        $58,467


Interest paid on long-term debt approximated $4.3 million in 2000, $4.9 million in 1999 and $3.8 million in 1998.

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

The Company also has a contributory defined-benefit pension plan covering most of its Ireland employees as a result of its acquisition of the Suppression Products Group in October 1999. The amount of the retirement benefit is based on years of service and final average monthly pay. The plan also provides death benefits to the plan participants.

In 1998, the Company adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Post-retirement Benefits." The statement standardizes the disclosure requirements for pensions and other post-retirement benefits.

                                                      U.S.          U.S.       Ireland
(In Thousands)                                        2000          1999          2000
Change in benefit obligation
Benefit obligation at beginning of year           $ 44,104      $ 45,487      $ 14,942
Service cost                                         1,952         2,264           425
Interest cost                                        3,154         3,015           936
Plan participants' contributions                        --            --           193
Actuarial loss/(gain)                               (1,068)       (4,760)           --
Benefits paid                                       (2,200)       (1,902)         (329)
Effects of exchange rate movements                      --            --        (1,095)
Benefit obligation at end of year                 $ 45,942      $ 44,104      $ 15,072

Change in plan assets at fair value
Plan assets at beginning of year                  $ 47,511      $ 44,363      $ 16,566
Actual return on plan assets                           711         5,050         1,461

Employer contributions                                  --            --           314
Plan participant contributions                          --            --           193
Benefits paid                                       (2,200)       (1,902)         (329)
Effects of exchange rate movements                      --            --        (1,246)
Fair value of plan assets at end of year          $ 46,022      $ 47,511      $ 16,959

Funded status                                     $     80      $  3,407      $  1,887
Unrecognized prior service cost                        112           178            --
Unrecognized net actuarial loss/(gain)              (1,687)       (3,910)         (210)
Unrecognized transition (asset)/obligation              --            --        (1,435)
Prepaid pension obligation                        $ (1,495)     $   (325)     $    242

Weighted-average assumptions
Discount 7.50%                                        7.50%         6.00%
Expected return on plan assets                        9.00%         9.00%         7.00%
Salary growth rate                                    4.00%         4.50%         4.00%

Components of net periodic benefit cost
Service cost                                      $  1,952      $  2,264      $    618
Interest cost                                        3,154         3,015           936
Expected return on plan assets                      (4,002)       (3,648)       (1,223)
Amortization of prior service cost                      66            66            --
Amortization of transition (asset)/obligation           --            --           (96)
Recognized net actuarial loss                           --            50            --
Total cost of the plan for the year               $  1,170      $  1,747      $    235
Expected plan participants' contribution                --            --           193
Net periodic benefit cost                         $  1,170      $  1,747      $     42

The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $638,000, $1,058,000 and $852,000 in 2000, 1999 and 1998, respectively.

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $667,000 in 2000, $632,000 in 1999 and $547,000 in 1998.

6. Shareholders' Equity

Stock Purchase Warrants Warrants to purchase 1,953,383 shares of common stock at $4.18 per share were outstanding at December 30, 2000. The warrants are exercisable at the option of the holder at any time prior to December 27, 2001, and are not callable by the Company.

Stock Options The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 3,400,000 shares of common stock to employees and directors, including an additional 600,000 shares authorized in April, 2000. The stock options vest over a five-year period and are exercisable over a ten-year period commencing from the date of vesting.

A summary of stock option information follows:

                                                        2000                       1999                        1998
                                                            Weighted-                    Weighted-                    Weighted-
                                                              Average                      Average                      Average
                                                             Exercise                     Exercise                     Exercise
                                              Options           Price      Options           Price      Options           Price
Outstanding at beginning of year            1,588,840       $   18.02    1,428,910       $   16.91    1,361,310       $   14.28
Options granted                               358,250           35.07      367,200           19.63      311,500           24.64
  Option price equals market price            358,250           35.07      352,200           20.25      311,500           24.64
  Option price less than market price              --           --          15,000            5.00           --           --
Total options granted                         358,250           35.07      367,200           19.63      311,500           24.64
Exercised                                    (217,465)          10.15     (144,870)           9.34     (153,480)           6.49
Forfeited                                     (37,550)          22.25      (62,400)          21.98      (90,420)          15.31

Outstanding at end of year                  1,692,075       $   22.53    1,588,840       $   18.02    1,428,910       $   16.91

Exercisable at end of year                    794,450                      765,960                      708,818
Available for future grant                    952,940                      216,440                      517,340
Weighted-average value of options
  granted during the year                                   $   21.05                    $   12.04                    $   11.81
    Option price equals market price                            21.05                        11.79                        11.81
    Option price less than market price                            --                        17.75                           --

As of December 30, 2000, the Company had the following outstanding options:

                                                  Weighted-        Weighted-
                                                    Average          Average
                                  Options          Exercise        Remaining          Options
Exercise Price                Outstanding             Price             Life      Exercisable
$ 3.69 to $ 5.00                   54,300              4.41             3.31           42,060
$ 7.50 to $11.16                  134,500             10.28             2.82          134,500
$11.63 to $16.50                  199,460             15.06             4.01          199,460
$17.81 to $25.50                  870,235             21.57             6.71          372,032
$28.88 to $35.50                  433,580             33.98             8.81           46,398

Disclosure of pro forma information regarding net income and net income per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options granted in 2000, 1999 and 1998 under the fair value method using the Black-Scholes option pricing model. The following assumptions were utilized in the valuation:

                                                        2000            1999             1998
Risk-free interest rate                                5.16%           6.52%            5.59%
Expected dividend yield                                   0%              0%               0%
Expected stock price volatility                        47.6%           41.0%            30.0%
Expected life of options                             8 years         8 years          8 years

Had compensation cost for the Company's stock options granted in 2000, 1999 and 1998 been determined based on the fair value at the dates of grant, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated:

                                                       2000             1999             1998
Pro forma net income (in thousands of dollars)      $35,792          $24,341          $18,710
Pro forma basic net income per share                $  1.81          $  1.24          $  0.91
Pro forma diluted net income per share              $  1.62          $  1.12          $  0.81

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

7. Income Taxes

Federal, state, and foreign income tax expense (credit) consists of the following (in thousands):

                                     2000             1999             1998
Current:
  Federal                         $13,375          $10,078          $ 4,861
  State                             1,908            1,467              920
  Foreign                           8,265            6,180            5,239
                                   23,548           17,725           11,020
Deferred:
  Federal                          (1,827)          (1,875)            (809)
  Foreign                              17             (393)             (87)
                                   (1,810)          (2,268)            (896)
                                  $21,738          $15,457          $10,124

Domestic and foreign income before income taxes is as follows (in thousands):

                                     2000             1999             1998
Domestic                          $28,906          $22,846          $15,337
Foreign                            30,130           17,831           14,672
                                  $59,036          $40,677          $30,009

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                                                             2000       1999        1998
Tax expense at statutory rate of 35%                      $20,663    $14,237     $10,503
State and local taxes, net of federal tax benefit           1,179        904         598
Foreign income taxes                                       (1,437)      (735)         68
Sam Hwa Littelfuse, Inc. liquidation                           --         --      (1,055)
Foreign losses for which no tax benefit is available           63         82          83
Other, net                                                  1,270        969         (73)
                                                          $21,738    $15,457     $10,124

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at December 30, 2000 and January 1, 2000, are as follows (in thousands):

                                                      2000             1999
Deferred tax liabilities
Tax over book depreciation and
  amortization                                      $2,097           $2,736
Prepaid expenses                                       (10)           1,250
Other                                                  989              887
Total deferred tax liabilities                       3,076            4,873

Deferred tax assets
Accrued expenses                                     5,586            5,648
Foreign net operating loss
  carryforwards                                        341              258
Gross deferred tax assets                            5,927            5,906
Less: Valuation allowance                             (340)            (258)
Total deferred tax assets                            5,587            5,648
Net deferred tax assets/(liabilities)               $2,511             $775

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The net operating loss carryforwards have no expiration date. The Company received a one-time tax benefit associated with the liquidation of approximately $1.1 million for the year ended January 2, 1999. The Company paid income taxes of $23.2 million in 2000, $12.1 million in 1999 and $11.5 million in 1998.

8. Business Segment Information

The Company designs, manufactures, and sells circuit protection devices throughout the world. The Company has three reportable geographic segments: The Americas, Europe, and Asia-Pacific. The circuit protection market in these geographical segments is categorized into three major product areas: electronic, automotive, and electrical.

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

Information concerning the operations in these geographic segments for the year ended December 30, 2000, is as follows (in thousands):

                                               The                    Asia-     Combined                                Consolidated
                                          Americas      Europe      Pacific        Total    Corporate  Reconciliation          Total
Revenues                          2000   $ 214,907   $  61,634    $  95,379    $ 371,920    $      --       $      --      $ 371,920
                                  1999   $ 172,122   $  50,434    $  73,811    $ 296,367           --              --      $ 296,367

Intersegment revenues             2000      44,599      38,185        6,523       89,307           --         (89,307)            --
                                  1999      32,250      18,884        3,883       55,017           --         (55,017)            --

Interest expense                  2000       4,337          69          246        4,652           --              --          4,652
                                  1999       5,007          11          235        5,253           --              --          5,253

Depreciation and                  2000      11,563       2,810        4,213       18,586        8,153              --         26,739
amortization                      1999      10,831       1,969        3,700       16,500        9,039              --         25,539

Other income (loss)               2000       2,754        (893)          79        1,940           --              --          1,940
                                  1999         883         500          (77)       1,306           --              --          1,306

Income tax expense                2000      12,290       4,546        4,902       21,738           --              --         21,738
                                  1999       8,967       3,706        2,784       15,457           --              --         15,457

Net income (loss)                 2000      24,493       9,124       11,856       45,473       (8,175)             --         37,298
                                  1999      21,007       8,156        5,101       34,264       (9,044)             --         25,220

Identifiable assets               2000     181,727      39,559       48,096      269,382       60,404         (55,408)       274,378
                                  1999     191,997      36,228       39,112      267,337       66,076         (57,715)       275,698

Capital expenditures, net         2000      13,929       1,875        6,154       21,958           --              --         21,958
                                  1999      13,303       2,978        3,694       19,975           --              --         19,975

Intersegment revenues and receivables are eliminated to reconcile to consolidated totals. Corporate identifiable assets consist primarily of cash and intangible assets.

The Company's revenues by product areas for the year ended December 30, 2000 and January 1, 2000, are as follows (in thousands):

Revenues                                                 2000             1999
Electronic                                           $232,677         $154,141
Automotive                                            100,036          101,270
Electrical                                             39,207           40,956
Consolidated Total                                   $371,920         $296,367

No single customer of the Company accounted for 10% or more of the Company's revenues.

9. Lease Commitments

The Company leases certain office and warehouse space under noncancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $1.5 million in 2000 and $0.9 million in 1999 and 1998. Future minimum payments for all noncancelable operating leases with initial terms of one year or more at December 30, 2000 are as follows (in thousands):

2001                                    1,163
2002                                    1,124
2003                                      298
2004                                        8
2005 and thereafter                        --
                                        2,593

10. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In Thousands)                                                        2000          1999         1998
Numerator:
  Net income                                                       $37,298       $25,220      $19,885

Denominator:
  Denominator for basic earnings per share -
  Weighted-average shares                                           19,834        19,572       20,474
Effect of dilutive securities:
  Warrants                                                           1,871         1,970        2,311
  Employee stock options                                               413           209          369
Denominator for diluted earnings per share -
  Adjusted weighted-average shares and assumed conversions          22,118        21,751       23,154
Basic earnings per share                                           $  1.88       $  1.29      $  0.97
Diluted earnings per share                                         $  1.69       $  1.16      $  0.86