Form 10-K405, Exhibit 13
period 2001-12-29
LITTELFUSE INC /DE
filed 2002-03-22
CIK 889331

                                                                   Exhibit 13.1

Selected Financial Data
(In thousands, except per share data)

Five Year Summary

Year Ended                                       2001              2000             1999              1998             1997
Net sales                                    $272,149          $371,920         $296,367          $269,540         $275,165
Gross profit                                   91,907           150,648          117,255           100,199          111,131
Operating income                                8,540            61,748           44,624            34,096           43,768
Net income                                      4,070            37,298           25,220            19,885           25,342
Net income per share - Diluted                   0.19              1.69             1.16              0.86             1.07

Net working capital                            59,439            74,503           60,008            46,685           41,548
Total assets                                  272,272           274,378          275,698           250,544          221,885
Long-term debt                                 30,402            41,397           55,460            70,061           40,385



QUARTERLY RESULTS OF OPERATIONS (unaudited)

Year Ended                                                 2001                                            2000
                                     4Q          3Q          2Q          1Q          4Q          3Q          2Q          1Q
Net sales                       $60,851     $66,711     $68,996     $75,590     $82,883     $96,362     $97,356     $95,319
Gross profit                     18,265      21,509      25,199      26,935      33,329      38,739      39,350      39,230
Operating income                 (4,102)      1,491       5,456       5,695      11,545      16,271      16,730      17,202
Net income                       (2,804)        474       3,284       3,116       6,710       9,728      10,647      10,213
Net income per share:
  Basic                           (0.14)       0.02        0.17        0.16        0.34        0.49        0.54        0.51
  Diluted                         (0.13)       0.02        0.15        0.14        0.31        0.44        0.48        0.46



Quarterly Stock Prices

Year Ended                                                 2001                                            2000
                                     4Q          3Q          2Q          1Q          4Q          3Q          2Q          1Q
High                              27.81       29.67       31.58       30.56       33.88       51.13       50.63       39.50
Low                               19.78       19.37       19.81       22.50       24.38       29.00       30.50       21.50
Close                             26.17       22.13       26.79       25.13       28.63       29.69       49.00       36.69

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 18 for the three fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

Results of Operations -- 2001 Compared with 2000

Sales decreased 27% to $272.1 million in 2001 from $371.9 million in 2000. Electronic sales decreased $86.4 million or 37% to $146.3 million in 2001 compared to $232.7 million in 2000. The decrease in electronic sales reflected weak global demand for electronic products compared to record sales performance in 2000. Additionally, inventory corrections at customers and in the distribution channel reduced sales of electronic products in 2001. Automotive sales decreased $8.9 million or 9% to $91.1 million in 2001 compared to $100.0 million in 2000, primarily due to a reduction in North American vehicle production and continued weakness in automotive aftermarket sales. Decreases in North American and Asia sales of automotive products more than offset an increase in European automotive product sales. Electrical product sales decreased $4.5 million or 11% to $34.7 million in 2001 compared to $39.2 million in 2000 due to continued weakness in the electrical market driven by reduced industrial activity and commercial construction. International sales decreased 22% to $141.3 million or 51.9% of net sales in 2001 from $180.1 million or 48.4% of net sales in 2000. The primary cause of lower international sales in 2001 was reduced demand for electronic products in Asia and Europe.

Gross profit was $91.9 million or 33.8% of sales for 2001 compared to $150.6 million or 40.5% of sales for 2000. The gross profit was negatively affected in 2001 by lower sales demand, lower factory utilization, declining average sell prices and employee separation costs. The Company took steps in 2001 to reduce the cost structure and decrease inventories to bring them in-line with current market demand. These included actions to reduce worldwide headcount by approximately 25% and increase the focus on material, labor and process cost reductions.

Selling, general and administrative expenses decreased $8.9 million, representing 22.9% of sales in 2001 compared to 19.1% of sales in 2000. Overall, expenses decreased due to lower sales and effective cost reduction actions taken during the year. Expenses as a percentage of sales increased, however, due to the decline in sales. Research and development costs decreased $2.3 million to $8.9 million, representing 3.3% of sales in 2001 as compared to 3.0% of sales in 2000. Amortization of reorganization value and other intangibles was $6.0 million or 2.2% of sales for 2001 compared to $6.7 million or 1.8% of sales for the prior year. Total operating expenses, including intangible amortization and restructuring expense, were 30.6% of sales in 2001, compared to 23.9% of sales in 2000. Excluding restructuring expense, total operating expenses were 28.3% of sales in 2001.

Operating income for 2001 decreased 86% to $8.5 million or 3.1% of sales compared to $61.7 million or 16.6% of sales for the prior year due to the reduced sales demand and profitability as discussed above. Also contributing to the decrease in operating income in 2001 were $6.3 million of restructuring charges related to a program to rationalize the Company's worldwide manufacturing operations. This program includes plans to close three manufacturing facilities located in the U.S., England and Korea and to consolidate production into existing lower cost sites in the Philippines, China and Mexico. The restructuring expense consists primarily of separation cost for approximately 512 employees as well as a write-down of impaired manufacturing machinery and equipment. Additional restructuring charges related to this program are expected to be recorded in the first half of 2002. The restructuring program is expected to be completed by the middle of 2003.

Interest expense was $3.3 million for 2001 compared to $4.7 million for 2000 due to lower average debt levels in 2001. Other income, net, consisting of interest income, royalties, minority interest and foreign currency items was $1.1 million compared to other income, net, of $1.9 million for the prior year.

Income before taxes was $6.4 million in 2001 compared to $59.0 million in 2000. Income tax expense was $2.3 million in 2001 compared to $21.7 million the prior year. Net income for the year was $4.1, million compared to $37.3 million for the prior year. The Company's effective tax rate was 36.0 % in 2001 compared to
36.8 % in 2000. Diluted earnings per share decreased 89% to $0.19 in 2001 compared to $1.69 in 2000.

Results of Operations-- 2000 Compared with 1999

Sales increased 25% to $371.9 million in 2000 from $296.4 million in 1999. Electronic sales increased $78.6 million or 51% to $232.7 million in 2000 compared to $154.1 million in 1999. The strong electronics market, driven by communications demand and continued strength in the Asia-Pacific region, was the primary factor in the record electronic sales growth. Automotive sales decreased $1.3 million or 1% to $100.0 million in 2000 compared to $101.3 million in 1999 reflecting continued aftermarket weakness and the unfavorable translation effects of a weak Euro, partially offset by increases in North American OEM sales. Electrical sales decreased $1.8 million or 4% to $39.2 million in 2000 compared to $41.0 million in 1999. Led by Asia-Pacific and European electronic sales growth, international sales increased 32.0% to $180.1 million or 48.4% of net sales in 2000 from $136.5 million or 46.1% of net sales in 1999.

Gross profit was $150.6 million or 40.5% of sales for 2000 compared to $117.3 million or 39.6% of sales for 1999. The gross profit increase resulted from successful worldwide cost reductions, increasing unit volumes during the year and an improved pricing environment as compared to the prior year.

Selling, general and administrative expenses increased $15.0 million, representing 19.1% of sales in 2000 compared to 18.9% of sales in 1999, due primarily to higher sales and marketing expenses to support growth in the electronics market. Research and development costs increased $1.7 million to $11.2 million, representing 3.0% of sales in 2000 as compared to 3.2% of sales in 1999, due to continued focus on development of new products. Amortization of reorganization value and other intangibles was $6.7 million or 1.8% of sales for 2000 compared to $7.1 million or 2.4% of sales for the prior year. Total operating expenses, including intangible amortization, were 23.9% of sales in 2000, compared to 24.5% of sales in 1999.

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

Income before taxes was $59.0 million in 2000 compared to $40.7 million in 1999. Income tax expense was $21.7 million in 2000 compared to $15.5 million the prior year. Net income for the year was $37.3 million, compared to $25.2 million for the prior year. The Company's effective tax rate was 36.8 % in 2000 compared to
38.0 % in 1999. The lower effective tax rate in 2000 was due to the increase in foreign earnings as a percent to total earnings. Diluted earnings per share increased 45% to $1.69 in 2000 compared to $1.16 in 1999.

Liquidity and Capital Resources

The Company has historically financed capital expenditures through cash flows from operations. Management expects that cash flows from operations and available lines of credit will be sufficient to support both its operations and its debt obligations for the foreseeable future.

The Company has a domestic unsecured revolving credit line of $55.0 million, which matures on August 31, 2003. At December 29, 2001, there were no borrowings against this credit line. The Company's subsidiaries in the Netherlands,

Japan and Korea also have unsecured credit lines of Euro 4.0 million, Yen 1.1 billion and Won 3.0 billion, respectively. At December 29, 2001, the Euro credit line was unused and Won 2.5 billion was drawn on the credit line in Korea. The Yen credit line was fully utilized at year-end 2001.

The Company's bank credit agreement requires maintenance of certain financial ratios and a minimum net worth level. At December 29, 2001, the Company was in compliance with these covenants. If the Company were to default on any of the bank agreement debt covenants, and were unable to obtain a waiver from the lenders, the debt would be callable by the lenders. The Company believes that default of any of the debt covenants is unlikely for the foreseeable future since it expects the results of operations to be within the minimum levels to continue to be in compliance with the debt covenants.

The Company started 2001 with $5.5 million of cash. Net cash provided by operations was $40.3 million for the year. Cash used in investing activities included $14.3 million in property, plant and equipment. Cash provided by financing activities included cash proceeds from the exercise of stock options and conversion of warrants of $10.5 million, offset by repurchase of the Company's common stock for $1.3 million and net payments of long-term debt of $6.0 million. The effect of exchange rate changes decreased cash by $0.2 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $29.0 million net increase in cash. This left the Company with a cash balance of $34.5 million at the end of 2001.

Decreases in net working capital provided $18.2 million of cash flow in 2001. The major factors contributing to lower working capital were a decrease in inventory of $11.9 million and a $10.6 million reduction in accounts receivable, partially offset by a $4.2 million reduction in accounts payable and accrued expenses. Net working capital (working capital less cash and the current portion of long-term debt) as a percent of sales was 21.8% at year-end 2001 compared to 20.0% at year-end 2000 and to 20.2% at year-end 1999. Net working capital as a percent of sales increased as the decreases in accounts receivable and inventory were more than offset by lower sales. The days sales outstanding in accounts receivable increased to approximately 61 days at year-end 2001 compared to 58 days at year-end 2000 and 68 days at year-end 1999. Days inventory outstanding was 99 days at year-end 2001 compared to 109 days at year-end 2000 and 94 days at year-end 1999.

The ratio of current assets to current liabilities was 2.2 to 1 at year-end 2001 compared to 2.0 to 1 at year-end 2000 and 1.5 to 1 at year-end 1999. The ratio of long-term debt to equity was 0.2 to 1 both at year-end 2001 and at year-end 2000 and 0.4 to 1 at year-end 1999.

The Company started 2000 with $1.9 million of cash. Net cash provided by operations was $48.7 million for the year. Cash used in investing activities included $22.0 million in property, plant and equipment. Cash used in financing activities included net payments of long-term debt of $16.8 million. This left the Company with $55.0 million of borrowing capability under it's revolving credit line as of December 30, 2000. The repurchase of the Company's common stock for $11.2 million was partially offset by cash proceeds from the exercise of stock options and conversion of warrants of $5.8 million. The effect of exchange rate changes decreased cash by $0.9 million. The net cash provided by operations, less investing activities, less financing activities, plus the effect of exchange rates, resulted in a $3.6 million net increase in cash. This left the Company with a cash balance of $5.5 million at the end of 2000.

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

The Company's capital expenditures were $14.1 million in 2001, $22.0 million in 2000 and $20.0 million in 1999. The Company expects that capital expenditures in 2002 will be similar to the levels in 2001. The primary purposes for capital expenditures in 2002 will be for new product tooling and production equipment. As in 2001, the Company expects to finance capital expenditures in 2002 through cash flow from operations.

The Company decreased total debt by $6.0 million in 2001, after decreasing debt by $16.8 million in 2000 and $9.1 million in 1999. The Company is required to repay $10.0 million of senior note debt in 2002. Separately, the Company has $10.3 million in renewable foreign credit facilities coming due in 2002. The Company's Board of Directors has authorized the Company to repurchase shares of its common stock, from time to time, depending on market conditions. The Company repurchased 50,000 common shares for $1.3 million in 2001, 369,000 common shares for $11.2 million in 2000 and 707,500 common shares for $12.8 million in 1999. As of December 29, 2001, the Company had 1,000,000 shares remaining for repurchase under the Board of Directors authorization expiring in May of 2002.

Market Risk

The Company is exposed to market risk from changes in interest rates, foreign exchange rates and commodities.

The Company had long-term debt outstanding at December 29, 2001 in the form of Senior Notes at fixed interest rates and foreign lines of credit at variable rates. Since nearly 80% of this debt has fixed interest rates, the Company's interest expense is not materially sensitive to changes in interest rate levels.

A portion of the Company's operations consists of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, U.K., Ireland, Switzerland, South Korea, China and the Philippines. During 2001, sales exported from the United States or manufactured abroad accounted for 51.9% percent of total sales. Substantially all sales in Europe are denominated in Euros and British Pound Sterling, and substantially all sales in the Asia-Pacific region are denominated in United States Dollars, Japanese Yen and South Korean Won.

The Company's identifiable foreign exchange exposures result from the purchase and sale of products from affiliates, repayment of intercompany trade and loan amounts and translation of local currency amounts in consolidation of financial results. As international sales were slightly more than half of total sales, a significant portion of the resulting accounts receivable is denominated in foreign currencies. Changes in foreign currency exchange rates or weak economic conditions in the foreign countries in which it manufactures and distributes products could affect the Company's sales, accounts receivable values and financial results. The Company does not use any material derivative financial instruments to mitigate its foreign currency risk at the present time. However, netting and offsetting intercompany account management techniques are utilized to reduce known foreign currency exposures.

The Company uses various metals in the production of its products, including zinc, copper and silver. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk.

Outlook

Sales for 2002 are expected to start slowly, as weakness in the electronics and electrical markets is expected to continue through at least the first half of the year. Sales are expected to improve in the second half of 2002 driven by increased electronics market demand and reduced distributor inventory levels. Additionally, sales are expected to be positively impacted by the introduction of new products and increased market penetration of recently introduced products. To offset the current lower profitability levels and the expectation of continued price pressure, the Company will continue to emphasize implementation of cost reduction opportunities and the restructuring and consolidation of manufacturing operations in 2002.

The Company's long-term growth strategy emphasizes development of new circuit protection products and providing customers with solutions and technical support in all major regions of the world. The Company is working to expand its market share in the overvoltage circuit protection market through introduction of an expanded line of ESD products to complement its complete line of overcurrent products. The Company remains committed to investing in new product development and technical resources to provide customers with overcurrent and overvoltage circuit protection expertise.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995

The statements in this section, the letter to shareholders and in the other sections of this report which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development and patent protection, commercialization and technological difficulties, capacity and supply constraints or difficulties, exchange rate fluctuations, actual purchases under agreements, the effect of the Company's accounting policies, labor disputes, restructuring costs in excess of expectations and other risks which may be detailed in the Company's Securities and Exchange Commission filings.



REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Littelfuse, Inc.

We have audited the accompanying consolidated statements of financial condition of Littelfuse, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the Unites States.

[SIGNATURE]
Ernst & Young LLP

Chicago, Illinois
January 29, 2002

Consolidated Statements of Financial Condition
(In Thousands)                                                            December 29, 2001       December 30, 2000
Assets
Current assets:
  Cash and cash equivalents                                                       $  34,527                $   5,491
  Accounts receivable, less allowances (2001 - $7,519; 2000 - $9,178)                40,969                   53,152
  Inventories                                                                        46,208                   59,272
  Deferred income taxes                                                              10,870                    4,664
  Prepaid expenses and other current assets                                           3,608                    4,115
                                                                                  ---------                ---------
Total current assets                                                                136,182                  126,694

Property, plant, and equipment:
  Land                                                                                9,669                    8,687
  Buildings                                                                          33,481                   29,650
  Equipment                                                                         176,185                  174,837
                                                                                    219,335                  213,174
Accumulated depreciation                                                           (132,734)                (120,501)
                                                                                  ---------                ---------
                                                                                     86,601                   92,673

Intangible assets, net of amortization:
  Reorganization value in excess of amounts allocable to identifiable assets         28,066                   30,913
  Patents and licenses                                                                   56                    2,087
  Distribution network                                                                5,102                    5,440
  Trademarks                                                                          2,522                    2,775
  Other                                                                              12,775                   13,698
                                                                                  ---------                ---------
                                                                                     48,521                   54,913
Other assets                                                                            968                       98
                                                                                  ---------                ---------
Total assets                                                                      $ 272,272                $ 274,378

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                                                $   7,881                $  11,066
  Accrued payroll                                                                    19,701                   18,548
  Accrued expenses                                                                    6,932                    9,224
  Accrued income taxes                                                                7,702                    7,862
  Current portion of long-term debt                                                  21,026                   17,070
                                                                                  ---------                ---------
Total current liabilities                                                            63,242                   63,770

Long-term debt, less current portion                                                 30,402                   41,397
Deferred income taxes                                                                   835                    2,153
Other long-term liabilities                                                             124                      331

Shareholders' equity:
  Preferred stock, par value $.01 per share:  1,000,000 shares authorized;
    no shares issued and outstanding                                                   --                       --
  Common stock, par value $.01 per share:  34,000,000 shares authorized;
    shares issued and outstanding, 2001 - 21,873,416; 2000 - 19,849,894                 219                      198
Additional paid-in capital                                                           70,641                   60,223
Notes receivable - Common stock                                                      (3,448)                  (3,353)
Accumulated other comprehensive loss                                                (10,265)                  (7,874)
Retained earnings                                                                   120,522                  117,533
                                                                                  ---------                ---------
Total shareholders' equity                                                          177,669                  166,727
Total liabilities and shareholders' equity                                        $ 272,272                $ 274,378


See accompanying notes.

S


Consolidated Statements of Income


(In Thousands, Except per Share Amounts)
Year Ended                                                December 29, 2001    December 30, 2000     January 1, 2000
Net sales                                                         $ 272,149            $ 371,920           $ 296,367
Cost of sales                                                       180,242              221,272             179,112
Gross profit                                                         91,907              150,648             117,255

Selling, general and administrative expenses                         62,197               71,083              56,098
Research and development expenses                                     8,883               11,152               9,455
Amortization of intangibles                                           5,972                6,665               7,078
Restructuring expense                                                 6,315                 --                  --
Operating income                                                      8,540               61,748              44,624

Interest expense                                                      3,291                4,652               5,253
Other income                                                         (1,112)              (1,940)             (1,306)
Income before income taxes                                            6,361               59,036              40,677
Income taxes                                                          2,291               21,738              15,457
Net income                                                        $   4,070            $  37,298           $  25,220

Net income per share:
Basic                                                             $    0.20            $    1.88           $    1.29
Diluted                                                           $    0.19            $    1.69           $    1.16

Weighted-average shares and equivalent shares outstanding:
Basic                                                                19,951               19,834              19,572
Diluted                                                              21,731               22,118              21,751



See accompanying notes.

Consolidated Statements of Cash Flows



(In Thousands)
Year Ended                                                       December 29, 2001   December 30, 2000   January 1, 2000
Operating activities
Net income                                                              $   4,070            $  37,298          $ 25,220
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Depreciation                                                           19,710               20,074            18,461
    Amortization of intangibles                                             5,972                6,665             7,078
    Provision for bad debts                                                   308                  275               614
    Deferred income taxes                                                  (7,531)              (1,810)           (3,922)
    Other                                                                    (435)                 337              (225)
    Changes in operating assets and liabilities:
      Accounts receivable                                                  10,573                4,978           (14,323)
      Inventories                                                          11,873              (10,802)           (8,850)
      Accounts payable and accrued expenses                                (3,710)              (8,514)           14,915
      Prepaid expenses and other                                             (520)                 186              (117)
Net cash provided by operating activities                                  40,310               48,687            38,851

Investing activities
Purchases of property, plant, and equipment, net                          (14,121)             (21,958)          (19,975)
Purchase of business, net of cash acquired                                   (168)                  --           (24,754)
Other                                                                        --                    (60)              (56)
Net cash used in investing activities                                     (14,289)             (22,018)          (44,785)

Financing activities
Proceeds from long-term debt                                               15,855               53,811            21,515
Payments of long-term debt                                                (21,887)             (70,630)          (30,647)
Proceeds from exercise of stock options and warrants                       10,519                5,831             1,645
Purchases of common stock and redemption of warrants                       (1,256)             (11,203)          (12,833)
Net cash provided by (used in) financing activities                         3,231              (22,191)          (20,320)

Effect of exchange rate changes on cash                                      (216)                (875)              181
Increase (decrease) in cash and cash equivalents                           29,036                3,603           (26,073)
Cash and cash equivalents at beginning of year                              5,491                1,888            27,961
Cash and cash equivalents at end of year                                $  34,527             $  5,491          $  1,888


See accompanying notes.

Consolidated Statements of Shareholders' Equity


                                                                                Notes
                                                                Additional   Receivable-     Other
                                                      Common     Paid-In       Common     Comprehensive      Retained
                                                      Stock      Capital        Stock      Income/Loss       Earnings       Total
Period from January 2, 1999 to December 29, 2001

Balance at January 2, 1999                             $200     $ 55,537     $ (2,772)     $ (3,726)         $ 75,285     $ 124,524
Comprehensive income:
  Net income for the year                                --           --           --            --            25,220        25,220
  Foreign currency translation adjustment                --           --           --        (1,916)               --        (1,916)
Comprehensive income                                                                                                         23,304
Stock options and warrants exercised                      2        2,172         (137)           --                --         2,037
Purchase of 707,500 shares of common stock               (7)      (2,468)          --            --           (10,358)      (12,833)

Balance at January 1, 2000                             $195     $ 55,241     $ (2,909)     $ (5,642)         $ 90,147     $ 137,032
Comprehensive income:
  Net income for the year                                --           --           --            --            37,298        37,298
  Foreign currency translation adjustment                --           --           --        (2,232)               --        (2,232)
Comprehensive income                                                                                                         35,066
Stock options and warrants exercised                      7        6,269         (444)           --                --         5,832
Purchase of 369,000 shares of common stock               (4)      (1,287)          --            --            (9,912)      (11,203)

Balance at December 30, 2000                           $198     $ 60,223     $ (3,353)     $ (7,874)         $117,533     $ 166,727
Comprehensive income:
  Net income for the year                                --           --           --            --             4,070         4,070
  Foreign currency translation adjustment                --           --           --        (2,391)               --        (2,391)
Comprehensive income                                                                                                          1,679
Stock options and warrants exercised                     21       10,593          (95)           --                --        10,519
Purchase of 50,000 shares of common stock                --         (175)          --            --            (1,081)       (1,256)

Balance at December 29, 2001                           $219     $ 70,641     $ (3,448)     $(10,265)         $120,522     $ 177,669


See accompanying notes.

Notes to Consolidated Financial Statements
December 29, 2001 and December 30, 2000

1. Summary of Significant Accounting Policies and Other Information

Nature of Operations Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell circuit protection devices for use in the automotive, electronic, and electrical markets throughout the world.

Fiscal Year The Company's fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000, contained 52 weeks.

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

Accounts Receivable The Company performs credit evaluations of customers financial condition and generally does not require collateral. Credit losses are provided for in the financial statements based upon specific knowledge of a customer's inability to meet its financial obligations to the Company. Historically, credit losses have consistently been within the management's expectations and have not been a material amount. The Company also maintains allowances against accounts receivable for the settlement of rebates and sales discounts to customers. These allowances are based upon specific customer sales and sales discounts as well as actual historical experience.

Inventories Inventories are stated at the lower of cost (first in, first out method) or market, which approximates current replacement cost. The Company maintains excess and obsolete allowances against inventory to reduce the carrying value to the expected net realizable value. These allowances are based upon a combination of factors including historical sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Property, Plant, and Equipment Land, buildings, and equipment are carried at cost. Depreciation is provided under accelerated methods using useful lives of 21 years for buildings, 7 to 9 years for equipment, and 7 years for furniture and fixtures. Tooling and computer software are depreciated using the straight-line method over 5 years and 3 years, respectively.

Intangible Assets Reorganization value in excess of amounts allocable to identifiable assets and trademarks are amortized using the straight-line method over 20 years. Patents are amortized using the straight-line method over their estimated useful lives, which average approximately 10 years. The distribution network is amortized using an accelerated method over 20 years. Licenses are amortized using an accelerated method over their estimated useful lives, which average approximately 9 years. Other intangible assets consist principally of goodwill that is being amortized over 10 to 20 years. Accumulated amortization of these intangible assets was $65.9 million at December 29, 2001 and was $59.9 million at December 30, 2000. If there are indicators that long-lived assets may be impaired, the Company assesses recoverability from future operations using undiscounted cash flows. Under this approach, the carrying value of the intangible asset would be reduced to a fair value if the Company's best estimate for expected undiscounted future cash flows of the related business would be less than the carrying amount of the intangible asset over its remaining amortization period.

Revenue Recognition In accordance with the Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," issued in December 1999, sales and associated costs are recognized in accordance with customer shipping terms. The adoption of SAB 101 did not have a material impact on the Company's earnings or financial position.

Advertising Costs The Company expenses advertising costs as incurred which amounted to $1.1 million in 2001, $2.1 million in 2000 and $2.6 million in 1999.

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

Shipping and Handling Fees and Costs In September 2000, Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," concluded that all amounts billed to customers in a sales transaction represent fees earned for the goods provided and, accordingly, amounts billed related to shipping and handling should be classified as revenue. The Company has adopted EITF 00-10 and has classified amounts billed related to shipping and handling in revenue. Costs incurred for shipping and handling of $3.1 million, $3.9 million and $2.1 million in 2001, 2000 and 1999, respectively, are classified in Selling, General, and Administrative Expenses.

Accounting Pronouncements In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company expects to adopt FAS 144 as of December 30, 2001 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on December 29, 2002, and, based on current circumstances, does not believe that the impact of adoption of Statement 143 will have a material impact on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of $2.4 million ($0.11 per diluted share) in 2002. In addition, there is a scheduled drop off in 2002 of $1.3 million in amortization of patent and license intangible assets unrelated to application of Statement 142. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company but does not expect that the adoption of the Statement will have a significant impact on the Company's financial position or results of operations.

Restructuring Costs In 1999, in connection with the acquisition of Harris Corporation's Suppression Products Group, the Company recorded certain reserves associated with the restructuring of the acquired business. The reserves associated with costs to be incurred related to the acquired business were recorded as a purchase accounting adjustment and did not affect the operating results of the Company. Included in the Company's operating results for the year ended December 29, 2001 are restructuring charges of $6.3 million. These charges result from the Company's plans to close down a plant in the U.S. and the UK, workforce reductions in Korea and the write-down of manufacturing equipment. Restructuring charges for the closure of the US and the UK plants included $4.1 million of employee termination costs covering 462 technical, production, administrative and support employees. Restructuring of the Korea manufacturing operations included $1.1 million of employee termination costs covering 50 technical, production, administrative and support employees. The remaining $1.1 million of the restructuring expense relates to the non-cash writedown of manufacturing equipment. As of December 29, 2001, $0.5 million of severance costs have been paid. The remaining $4.7 million of severance costs, currently shown in accrued expenses, are expected to be paid by December 31, 2002.

2. Acquisition of Business and Liquidation

On October 19, 1999, the Company acquired Harris Corporation's Suppression Products Group for $24.8 million in cash. The Suppression Products Group manufactures and markets a broad line of transient voltage suppression devices that provide circuit protection for products in numerous markets including consumer, computer, telecommunications, automotive, office equipment, industrial and power transmission. This acquisition has been accounted for through the use of the purchase method of accounting; accordingly, the accompanying financial statements include the results of its operations since the acquisition date. The purchase price has been allocated to the following net assets acquired based on fair value of such assets: accounts receivable of $7.4 million, inventory of $4.6 million, property, plant and equipment of $12.7 million, other assets of $0.4 million, goodwill of $4.8 million and liabilities assumed of $5.1 million. Purchase accounting liabilities recorded during 1999 consist of $0.5 million for transaction costs and $5.7 million for costs associated with exiting a product line and involuntary termination of employees in connection with the integration of the business. Assuming that this acquisition had occurred as of January 4, 1998, pro forma sales of Littelfuse, Inc. would have been $328.3 million in 1999 and pro forma results of operations would not have differed materially from reported results of operations.

During fiscal 2000, the Company reduced its estimate of purchase accounting liabilities related to 1999 acquisitions by $1.6 million and, accordingly, goodwill was reduced by an equivalent amount. These changes primarily resulted from costs being less than originally anticipated.

3. Inventories

The components of inventories are as follows at December 29, 2001, and December 30, 2000 (in thousands):

                                                2001            2000
Raw materials                                $ 9,244         $14,488
Work in process                               11,066          15,288
Finished goods                                25,898          29,496
Total net inventory                          $46,208         $59,272


4. Long-Term Obligations

The carrying amounts of long-term debt, which approximate fair value, are as follows at December 29, 2001, and December 30, 2000 (in thousands):

                                                2001            2000
6.16% Senior Notes, maturing 2005            $40,000         $50,000
Other obligations                             10,616           6,742
Capital lease obligations                        812           1,725
                                              51,428          58,467
Less: Current maturities                      21,026          17,070
Total long-term obligations                  $30,402         $41,397

The Company has unsecured domestic financing arrangements consisting of Senior Notes with insurance companies and a credit agreement with banks that provides a $55.0 million revolving credit facility. The Senior Notes require minimum annual principal payments. No principal payments are required for borrowings against the revolving line of credit until the line matures on August 31, 2003. At December 29, 2001, the Company had available $55.0 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 0.38%. The bank credit agreement provides for letters of credit of up to $8.0 million as part of the available credit line. At December 29, 2001 the Company had $1.7 million of outstanding letters of credit.

The Company also has unsecured bank lines of credit in the Netherlands, Japan and Korea that provide a Euro 4.0 million revolving credit facility at an interest rate of Euro Libor plus 0.85% in the Netherlands, a Yen 1.1 billion revolving credit facility at an interest rate of TIBOR plus 0.75% (0.83% as of December 29, 2001) and a Won 3.0 billion revolving credit facility at an interest rate of the 3-month Korea Negotiable Certificate of Deposit rate plus 0.85% (5.50% as of December 29, 2001). No principal payments are required for borrowings until the lines mature on December 31, 2002 in the Netherlands and Japan and on March 31, 2002 in Korea. At December 29, 2001 the Company had no borrowings outstanding on the Euro revolving credit line, an equivalent of $8.4 million outstanding on the Yen facility and the equivalent of $1.9 million outstanding on the Won credit line.

The Senior Notes and bank credit agreement contain covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At December 29, 2001 the Company was in compliance with these covenants.

Aggregate maturities of long-term obligations at December 29, 2001, are as follows (in thousands):

2002                                          $21,026
2003                                           10,193
2004                                           10,060
2005                                           10,060
2006 and thereafter                                89
Total debt                                    $51,428

Interest paid on long-term debt approximated $3.1 million in 2001, $4.3 million in 2000 and $4.9 million in 1999.


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

The Company accounts for it's defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" which requires that amounts recognized in the financial statements be determined on an actuarial basis. A substantial portion of the Company's pension amounts relate to its defined benefit plan in the United States. The Company's contributions are made in amounts sufficient to satisfy ERISA funding requirements.

The most significant element in determining the Company's pension expense in accordance with SFAS No. 87 is the expected return on assets. The Company has assumed that the expected long-term rate of return on plan assets will be 9.0%. Over the long-term, the Company's pension plan assets have earned in excess of 9.0%; therefore, the Company believes that its assumption of future returns is reasonable. Changes in actual return on pension plan assets are deferred and recognized over a period of three years. The deferral of actual gains and losses affects the calculated value of plan assets and therefore future pension expense. The plan assets have earned a rate of return less than 9.0% in the last three years and, should this trend continue, future pension expense would likely increase. Differences between total pension expense of $1.6 million, $1.2 million and $1.7 million in 2001, 2000 and 1999, respectively, were not material to the overall financial performance of the Company.

(In Thousands)                                   U.S. 2001      U.S. 2000    Ireland 2001        Ireland 2000
Change in benefit obligation
Benefit obligation at beginning of year            $45,942        $44,104         $15,072            $ 14,942
  Service cost                                       2,327          1,952             500                 425
  Interest cost                                      3,264          3,154             882                 936
  Plan participants' contributions                      --             --             159                 193
  Actuarial gain                                    (1,330)        (1,068)             --                  --
  Benefits paid                                     (2,439)        (2,200)         (1,140)               (329)
  Effects of exchange rate movements                    --             --            (943)             (1,095)
Benefit obligation at end of year                  $47,764        $45,942         $14,530            $ 15,072

Change in plan assets at fair value
Plan assets at beginning of year                   $46,022        $47,511         $16,959            $ 16,566
  Actual return (loss) on plan assets                 (445)           711             (92)              1,461
  Employer contributions                                --             --             658                 314
  Plan participant contributions                        --             --             159                 193
  Benefits paid                                     (2,438)        (2,200)         (1,140)               (329)
  Effects of exchange rate movements                    --             --          (1,049)             (1,246)
Fair value of plan assets at end of year           $43,139        $46,022         $15,495            $ 16,959

Funded (unfunded) status                          $ (4,625)         $  80          $  965            $  1,887
  Unrecognized prior service cost                       46            112              --                  --
  Unrecognized net actuarial loss (gain)             1,609         (1,687)          1,007                (210)
  Unrecognized transition asset                         --             --          (1,266)             (1,435)
Prepaid pension asset (obligation)                $ (2,970)      $ (1,495)         $  706            $    242


(In Thousands)                                            U.S. 2001      U.S. 2000     U.S. 1999 Ireland 2001  Ireland 2000
Weighted-average assumptions
Discount                                                       7.3%           7.5%          7.5%         6.0%          6.0%
Expected return on plan assets                                 9.0%           9.0%          9.0%         7.0%          7.0%
Salary growth rate                                             4.0%           4.0%          4.5%         4.0%          4.0%

Components of net periodic benefit cost
Service cost                                                $ 2,327        $ 1,952       $ 2,264       $  659        $  618
Interest cost                                                 3,264          3,154         3,015          882           936
Expected return on plan assets                              (4,182)        (4,002)       (3,648)      (1,129)       (1,223)
Amortization of prior service cost                               66             66            66           --            --
Amortization of transition asset                                 --             --            --         (81)          (96)
Recognized net actuarial loss                                    --             --            50           --            --
Total cost of the plan for the year                         $ 1,475        $ 1,170       $ 1,747       $  331        $  235
Expected plan participants' contribution                         --             --            --          159           193
Net periodic benefit cost                                   $ 1,475        $ 1,170       $ 1,747       $  172         $  42

The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $1.9 million $0.6 million and $1.1 million in 2001, 2000 and 1999, respectively.

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $0.6 million, $0.7 million and $0.6 million in 2001, 2000 and 1999, respectively.

6. Shareholders' Equity

Stock Options The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 3,400,000 shares of common stock to employees and directors. The stock options vest over a five-year period and are exercisable over a ten-year period commencing from the date of vesting.

A summary of stock option information follows:


                                                              2001                2000                     1999
                                                          Weighted-               Weighted-               Weighted-
                                                           Average                Average                 Average
                                                          Exercise                  Exercise              Exercise
                                                     Options      Price       Options      Price        Options       Price
Outstanding at beginning of year                   1,692,075     $22.53     1,588,840     $18.02      1,428,910      $16.91
Options granted
  Option price equals market price                   391,200      27.18       358,250      35.07        352,200       20.25
  Option price less than market price                  1,000       5.00            --         --         15,000        5.00
Total options granted                                392,200      27.12       358,250      35.07        367,200       19.63
Exercised                                          (116,170)      16.42     (217,465)      10.15      (144,870)        9.34
Forfeited                                           (65,200)      29.06      (37,550)      22.25       (62,400)       21.98
Outstanding at end of year                         1,902,905     $23.63     1,692,075     $22.53      1,588,840      $18.02

Exercisable at end of year                           938,623                  794,450                   765,960
Available for future grant                           164,400                  471,190                   216,440
Weighted-average value of options
  granted during the year                                        $18.31                   $21.05                     $12.04
    Option price equals market price                              18.29                    21.05                      11.79
    Option price less than market price                           20.72                       --                      17.75


As of December 29, 2001, the Company had the following outstanding options:


                                          Weighted-    Weighted-
                                            Average      Average
                               Options     Exercise    Remaining       Options
Exercise Price             Outstanding        Price         Life   Exercisable
$ 3.69 to $ 5.00                36,800         4.52         3.05        28,000
$ 7.50 to $11.16               128,500        10.32         1.86       128,500
$11.63 to $16.50               170,720        15.16         3.06       170,720
$17.81 to $25.50               791,305        21.60         6.22       492,349
$26.63 to $35.50               775,580        30.67         8.56       119,054

Disclosure of pro forma information regarding net income and net income per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options granted in 2001, 2000 and 1999 under the fair value method using the Black-Scholes option pricing model. The following assumptions were utilized in the valuation:

                                            2001          2000          1999
Risk-free interest rate                    5.11%         5.16%         6.52%
Expected dividend yield                       0%            0%            0%
Expected stock price volatility            58.6%         47.6%         41.0%
Expected life of options                 8 years       8 years       8 years

Had compensation cost for the Company's stock options granted in 2001, 2000 and 1999 been determined based on the fair value at the dates of grant, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated:

                                                     2001       2000       1999
Pro forma net income (in thousands of dollars)     $2,634    $35,792    $24,341
Pro forma basic net income per share               $ 0.13     $ 1.81     $ 1.24
Pro forma diluted net income per share             $ 0.12     $ 1.62     $ 1.12


Notes Receivable - Common Stock In 1995, the Company established the Executive Loan Program under which certain management employees may obtain interest-free loans from the Company to facilitate their exercise of stock options and payment of the related income tax liabilities. Such loans, limited to 90% of the exercise price plus related tax liabilities, have a five-year maturity, subject to acceleration for termination of employment or death of the employee. Such loans are classified as a reduction of shareholders' equity.

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

7. Income Taxes

Federal, state, and foreign income tax expense (benefit) consists of the following (in thousands):
                                         2001          2000          1999
Current:
  Federal                             $ 5,187       $13,375      $ 10,078
  State                                  (637)        1,908         1,467
  Foreign                               4,980         8,265         6,180
Subtotal                                9,530        23,548        17,725
Deferred:
  Federal                              (7,379)       (1,827)       (1,875)
  Foreign                                 140            17          (393)
Subtotal                               (7,239)       (1,810)       (2,268)
Provision for income taxes            $ 2,291       $21,738      $ 15,457

Domestic and foreign income (loss) before income taxes is as follows (in thousands):

                                            2001             2000           1999
Domestic                                $(10,030)         $28,906        $22,846
Foreign                                    16,391          30,130         17,831
Income before income taxes              $   6,361         $59,036        $40,677

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):


                                                                   2001          2000         1999
Tax expense at statutory rate of 35%                             $2,226       $20,663      $14,237
State and local taxes (benefit), net of federal tax benefit        (476)        1,179          904
Foreign income tax benefit                                         (615)       (1,437)        (735)
Foreign losses for which no tax benefit is available                 47            63           82
Other, net                                                        1,109         1,270          969
Provision for income taxes                                       $2,291       $21,738      $15,457

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at December 29, 2001 and December 30, 2000, are as follows (in thousands):

                                                               2001        2000
Deferred tax liabilities
Tax depreciation and amortization in excess of book         $ 2,238      $2,097
Prepaid expenses                                                231         (10)
Other                                                         1,390         989
Total deferred tax liabilities                                3,859       3,076

Deferred tax assets
Accrued expenses                                             10,907       5,586
Foreign tax credit carryforwards                              2,987          --
Foreign net operating loss carryforwards                        392         341
Gross deferred tax assets                                    14,286       5,927
Less: Valuation allowance                                      (392)       (340)
Total deferred tax assets                                    13,894       5,587
Net deferred tax assets                                     $10,035      $2,511

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The net operating loss carryforwards have no expiration date. The Company paid income taxes of $8.1 million in 2001, $23.2 million in 2000 and $12.1 million in 1999.

8. Business Segment Information

The Company designs, manufactures, and sells circuit protection devices throughout the world. The Company has three reportable geographic segments: The Americas, Europe, and Asia-Pacific. The circuit protection market in these geographical segments is categorized into three major product areas: electronic, automotive and electrical. The Company evaluates the performance of each geographic segment based on its net income or loss. The Company also accounts for intersegment sales as if the sales were to third parties.

The Company's reportable segments are the business units where the revenue is earned and expenses are incurred. The Company has subsidiaries in The Americas, Europe, and Asia-Pacific where each region is measured based on its sales and operating income or loss.

Information concerning the operations in these geographic segments for the year ended December 29, 2001, is as follows (in thousands):


                                             The                  Asia-   Combined                                 Consolidated
                                          Americas    Europe    Pacific    Total      Corporate  Reconciliation        Total
Revenues                         2001    $144,899    $51,430    $75,820   $272,149    $  --       $    --             $272,149
                                 2000    $214,907    $61,634    $95,379   $371,920    $  --       $    --             $371,920

Intersegment revenues            2001      54,440     46,660      9,926    111,026       --        (111,026)              --
                                 2000      44,599     38,185      6,523     89,307       --         (89,307)              --

Interest expense                 2001       3,075         23        193      3,291       --            --                3,291
                                 2000       4,337         69        246      4,652       --            --                4,652

Depreciation and                 2001      12,176      4,035      1,723     17,934      7,748          --               25,682
amortization                     2000      11,563      2,810      4,213     18,586      8,153          --               26,739

Other income (loss)              2001         635        688       (211)     1,112       --            --                1,112
                                 2000       2,754       (893)        79      1,940       --            --                1,940

Income tax expense (benefit)     2001     (2,831)      2,871      2,251      2,291       --            --                2,291
                                 2000      12,290      4,546      4,902     21,738       --            --               21,738

Net income (loss)                2001       5,426      7,363      5,347     18,136    (14,066)         --                4,070
                                 2000      24,493      9,124     11,856     45,473     (8,175)         --               37,298

Identifiable assets              2001     191,626     35,568     41,643    268,837     83,048       (79,613)           272,272
                                 2000     181,727     39,559     48,096    269,382     60,404       (55,408)           274,378

Capital expenditures, net        2001       5,126      5,318      3,677     14,121       --            --               14,121
                                 2000      13,929      1,875      6,154     21,958       --            --               21,958

Intersegment revenues and receivables are eliminated to reconcile to consolidated totals. Restructuring charges are reflected in the corporate column for the net income segmentation. Corporate identifiable assets consist primarily of cash and intangible assets.

The Company's revenues by product areas for the year ended December 29, 2001 and December 30, 2000, are as follows (in thousands):

Revenues                    2001          2000        1999
Electronic              $146,342      $232,677    $154,141
Automotive                91,061       100,036     101,270
Electrical                34,746        39,207      40,956
Consolidated Total      $272,149      $371,920    $296,367

Revenue from no single customer of the Company amounts to 10% or more.

9. Lease Commitments

The Company leases certain office and warehouse space under non-cancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $1.8 in 2001, $1.5 million in 2000, and $0.9 million in 1999. Future minimum payments for all non-cancelable operating leases with initial terms of one year or more at December 29, 2001 are as follows (in thousands):

2002                        1,032
2003                          656
2004                          148
2005                          140
2006 and thereafter            83
Total lease commitments     2,059

10. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:


(In Thousands, except per share amounts)                          2001       2000        1999
Numerator:
  Net income                                                   $ 4,070    $37,298     $25,220

Denominator:
  Denominator for basic earnings per share -
  Weighted-average shares                                       19,951     19,834      19,572
Effect of dilutive securities:
  Warrants                                                       1,565      1,871       1,970
  Employee stock options                                           215        413         209
Denominator for diluted earnings per share -
  Adjusted weighted-average  shares and assumed conversions     21,731     22,118      21,751
Basic earnings per share                                        $ 0.20     $ 1.88      $ 1.29
Diluted earnings per share                                      $ 0.19     $ 1.69      $ 1.16
