Form 10-K, Exhibit 13
period 2002-12-28
LITTELFUSE INC /DE
filed 2003-03-24
CIK 889331

                                                                    Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion provides an analysis of the information contained in the consolidated financial state-ments and accompanying notes beginning on page 18 for the three fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000, respectively.

Results of Operations -- 2002 Compared with 2001

Sales increased 4% to $283.3 million in 2002 from $272.1 million in 2001. Electronic sales increased $4.6 million or 3% to $150.9 million in 2002 compared to $146.3 million in 2001. The increase in electronic sales was driven by increased demand in the Asia region and sales from the Semitron Industries acquisition, partially offset by weakness in Europe and North America. Excluding sales of Semitron Industries products, electronic sales in 2002 were flat as compared to the prior year. Automotive sales increased $7.1 million or 8% to $98.2 million in 2002 compared to $91.1 million in 2001, due to strength in vehicle production in North America and strengthening of the Euro against the Dollar. Electrical product sales decreased $0.5 million or 2% to $34.2 million in 2002 compared to $34.7 million in 2001 due to continued weakness in commercial construction and lower levels of industrial activity in the North American market. International sales increased 8% to $152.2 million or 53.7% of net sales in 2002 from $141.3 million or 51.9% of net sales in 2001. The increase in international sales was primarily due to strong demand for electronic products in Asia.

Gross profit was $90.4 million or 31.9% of sales in 2002 compared to $91.9 million or 33.8% of sales in 2001. The gross profit margin was negatively affected by increased price pressure for electronic products and the addition of Semitron, which has been operating at approximately breakeven levels.

Selling, general and administrative expenses decreased $0.6 million, from $62.2 million in 2001 to $61.6 million in 2002 reflecting reductions in head count. As a percentage of sales, SG&A decreased to 21.8% in 2002 from 22.9% in 2001. Research and development costs decreased $0.5 million to $8.3 million, representing 2.9% of sales in 2002 as compared to 3.3% of sales in 2001. Amortization of reorganization value and other intangibles was $0.8 million or 0.3% of sales for 2002 compared to $6.0 million or 2.2% of sales for the prior year. The decrease in amortization expense results from the combination of the adoption of SFAS No. 142 and a natural drop off of patent amortization. The adoption of SFAS No. 142 reduced amortization expense by $3.4 million in the year, and the net natural drop off of intangible amortization provided an additional reduction of $1.8 million in the year.

Total operating expenses, including intangible amortization and restructuring expense, were 26.3% of sales in 2002, compared to 30.6% of sales in 2001. Excluding restructuring and amortization expense for both years, total operating expenses were 24.7% of sales in 2002 and 26.1% in 2001.

Operating income in 2002 increased 87% to $15.9 million or 5.6% of sales compared to $8.5 million or 3.1% of sales in the prior year. The improvement in operating income was driven by lower restructuring charges and the reduction of amortization expense discussed above.

Interest expense was $2.7 million in 2002 compared to $3.3 million in 2001 due to lower average debt levels in 2002. Other income, net, consisting of gain on the sale of certain non-core product lines, interest income, royalties, minority interest and foreign currency items was $1.8 million compared to other income, net, of $1.1 million in the prior year.

Income before taxes was $15.0 million in 2002 compared to $6.4 million in 2001. Income tax expense was $5.4 million in 2002 compared to $2.3 million the prior year. Net income in the current year was $9.6 million, compared to $4.1 million in the prior year. The Company's effective tax rate was 36.0% in both 2002 and 2001. Diluted earnings per share increased to $0.44 in 2002 compared to $0.19 in 2001.

Results of Operations --2001 Compared with 2000

Sales decreased 27% to $272.1 million in 2001 from $371.9 million in 2000. Electronic sales decreased $86.4 million or 37% to $146.3 million in 2001 compared to $232.7 million in 2000. The decrease in electronic sales in 2001 reflected weak global demand for electronic products compared to record sales performance in 2000. Inventory corrections at customers and in the distribution channel further reduced sales of electronic products in 2001. Automotive sales decreased $8.9 million or 9% to $91.1 million in 2001 compared to $100.0 million in 2000, primarily due to a reduction in North American vehicle production and the continued weakness in automotive aftermarket sales. Decreases in North America and Asia sales of automotive products more than offset an increase in European automotive product sales. Electrical product sales decreased $4.5 million or 11% to $34.7 million in 2001 compared to $39.2 million in 2000 due to continued weakness in the electrical market driven by reduced industrial activity and commercial construction. International sales decreased 22% to $141.3 million or 51.9% of net sales in 2001 from $180.1 million or 48.4% of net sales in 2000. The primary cause of lower international sales in 2001 was reduced demand for electronic products in Asia and Europe.

Gross profit was $91.9 million or 33.8% of sales in 2001 compared to $150.6 million or 40.5% of sales in 2000. The gross profit was negatively affected in 2001 by lower sales demand, lower factory utilization, declining average sell prices and employee separation costs. The Company took steps in 2001 to reduce the cost structure and decrease inventories to bring them in-line with current market demand. These included actions to reduce worldwide headcount by approximately 25% and increase the focus on material, labor and process cost reductions.

Selling, general and administrative expenses decreased $8.9 million, representing 22.9% of sales in 2001 compared to 19.1% of sales in 2000. Overall, expenses decreased due to lower sales and effective cost reduction actions taken during the year. Expenses as a percentage of sales increased, however, due to the decline in sales. Research and development costs decreased $2.3 million to $8.9 million, representing 3.3% of sales in 2001 as compared to 3.0% of sales in 2000. Amortization of reorganization value and other intangibles was $6.0 million or 2.2% of sales in 2001 compared to $6.7 million or 1.8% of sales in the prior year. Total operating expenses, including intangible amortization and restructuring expense, were 30.6% of sales in 2001, compared to 23.9% of sales in 2000. Excluding restructuring expense, total operating expenses were 28.3% of sales in 2001.

Operating income in 2001 decreased 86% to $8.5 million or 3.1% of sales compared to $61.7 million or 16.6% of sales in the prior year due to the reduced sales demand and profitability discussed above. Also contributing to the decrease in operating income in 2001 were $6.3 million of restructuring charges related to a program to rationalize the Company's worldwide manufacturing operations. This program includes plans to close three manufacturing facilities located in the U.S., England and Korea and to consolidate production into existing lower cost sites in the Philippines, China and Mexico. The restructuring expense consisted primarily of separation cost for approximately 512 employees as well as a write-down of impaired manufacturing machinery and equipment.

Interest expense was $3.3 million in 2001 compared to $4.7 million in 2000 due to lower average debt levels in 2001. Other income, net, consisting of interest income, royalties, minority interest and foreign currency items was $1.1 million in 2001 compared to $1.9 million in 2000.

Income before taxes was $6.4 million in 2001 compared to $59.0 million in 2000. Income tax expense was $2.3 million in 2001 compared to $21.7 million in 2000. Net income in 2001 was $4.1 million, compared to $37.3 million in 2000. The Company's effective tax rate was 36.0% in 2001 compared to 36.8% in 2000. Diluted earnings per share decreased 89% to $0.19 in 2001 compared to $1.69 in 2000.

Liquidity and Capital Resources

The Company has historically financed capital expenditures through cash flows from operations. Management expects that cash flows from operations and available lines of credit will be sufficient to support both its operations and its debt obligations for the foreseeable future.

The Company has a domestic unsecured revolving credit line of $55.0 million, which matures on August 31, 2003. At December 28, 2002, there were no borrowings against this credit line. The Company's subsidiaries in the Netherlands, Japan and Korea also have unsecured credit lines of Euro 4.0 million, Yen 1.1 billion and Won 2.5 billion, respectively. At December 28, 2002, the Euro credit line was unused, Won 1.5 billion was drawn on the credit line in Korea and Yen 0.9 billion was drawn on the credit line in Japan.

The Company's bank credit agreement requires maintenance of certain financial ratios and a minimum net worth level. At December 28, 2002, the Company was in compliance with these covenants. If the Company were to default on any of the bank agreement debt covenants, and were unable to obtain a waiver from the lenders, the debt would be callable by the lenders. The Company believes that default of any of the debt covenants is unlikely for the foreseeable future since it expects the results of operations to be within the minimum levels to continue to be in compliance with the debt covenants.

The Company started 2002 with $34.5 million of cash. Net cash provided by operations was $40.8 million in the year. Cash used in investing activities included $8.4 million in purchases of property, plant and equipment, $15.0 million for the acquisition of Semitron Industries and $8.8 million in purchases of marketable securities. Cash provided by financing activities included cash proceeds from the exercise of stock options of $1.6 million, offset by repurchase of the Company's common stock for $3.6 million and net payments of long-term debt of $13.0 million. The effect of exchange rate changes decreased cash by $0.4 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $6.8 million net decrease in cash. This left the Company with a cash balance of $27.8 million at the end of 2002.

Decreases in net working capital provided $11.8 million of cash flow in 2002. The major factors contributing to lower working capital were a decrease in inventory of $4.8 million, a $2.8 million reduction in accounts receivable, a $3.3 million increase in accounts payable and accrued expenses and a $0.9 million reduction in prepaid and other items. Net working capital (working capital less cash, marketable securities and the current portion of long-term debt) as a percent of sales was 20.9% at year-end 2002 compared to 21.8% at year-end 2001 and 20.0% at year-end 2000. The days sales outstanding in accounts receivable decreased to 54 days at year-end 2002 compared to 61 days at year-end 2001 and 58 days at year-end 2000. Days inventory outstanding was 88 days at year-end 2002 compared to 99 days at year-end 2001 and 109 days at year-end 2000.

The ratio of current assets to current liabilities was 2.3 to 1 at year-end 2002 compared to 2.2 to 1 at year-end 2001 and 2.0 to 1 at year-end 2000. The ratio of long-term debt to equity was 0.1 to 1 at year-end 2002, compared to 0.2 to 1 at year-end 2001 and 0.2 to 1 at year-end 2000.

The Company started 2001 with $5.5 million of cash. Net cash provided by operations was $40.3 million in the year. Cash used in investing activities included $14.1 million in purchases of property, plant and equipment. Cash provided by financing activities included cash proceeds from the exercise of stock options and conversion of warrants of $10.5 million, offset by repurchase of the Company's common stock for $1.3 million and net payments of long-term debt of $6.0 million. The effect of exchange rate changes decreased cash by $0.2 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $29.0 million net increase in cash. This left the Company with a cash balance of $34.5 million at the end of 2001.

Decreases in net working capital provided $18.2 million of cash flow in 2001. The major factors contributing to lower working capital were a decrease in inventory of $11.9 million and a $10.6 million reduction in accounts receivable, partially offset by a $3.7 million reduction in accounts payable and accrued expenses. Net working capital (working capital less cash and the current portion of long-term debt) as a percent of sales was 21.8% at year-end 2001 compared to 20.0% at year-end 2000 and to 20.2% at year-end 1999. Net working capital as a percent of sales increased as the decreases in accounts receivable and inventory were more than offset by lower sales. The days sales outstanding in accounts receivable increased to approximately 61 days at year-end 2001 compared to 58 days at year-end 2000 and 68 days at year-end 1999. Days inventory outstanding was 99 days at year-end 2001 compared to 109 days at year-end 2000 and 94 days at year-end 1999.

The Company's capital expenditures were $8.4 million in 2002, $14.1 million in 2001 and $22.0 million in 2000. The Company expects that capital expenditures in 2003 will be higher than 2002, and at levels similar to 2001. The primary purposes for capital expenditures in 2003 will be for new product tooling, production equipment and facility expansion. As in 2002, the Company expects to finance capital expenditures in 2003 through cash flow from operations.

The Company decreased total debt by $13.0 million in 2002, after decreasing debt by $6.0 million in 2001 and $16.8 million in 2000. The Company is required to repay $10.0 million of its Senior Notes in 2003. Separately, the Company has $8.8 million in renewable foreign credit facilities outstand-ing at December 28, 2002, coming due in 2003. The Company's Board of Directors has authorized the Company to repurchase shares of its common stock, from time to time, depending on market conditions. The Company repurchased 225,800 common shares for $3.6 million in 2002, 50,000 common shares for $1.3 million in 2001 and 369,000 common shares for $11.2 million in 2000. As of December 28, 2002, the Company had 774,200 shares remaining for repurchase under the Board of Directors authorization expiring in May 2003.

Market Risk

The Company is exposed to market risk from changes in interest rates, foreign exchange rates and commodities.

The Company had long-term debt out-standing at December 28, 2002, in the form of Senior Notes at fixed interest rates and foreign lines of credit at variable rates. Since 76% of this debt has fixed interest rates, the Company's interest expense is not materially sensitive to changes in interest rate levels.

A portion of the Company's operations consists of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, U.K., Ireland, Switzerland, China and the Philippines. During 2002, sales exported from the United States or manufactured abroad accounted for 53.7% percent of total sales. Substantially all sales in Europe are denominated in Euros, U.S. Dollars and British Pound Sterling, and substantially all sales in the Asia-Pacific region are denominated in U.S. Dollars, Japanese Yen and South Korean Won.

The Company's identifiable foreign exchange exposures result from the purchase and sale of products from affiliates, repayment of intercompany trade and loan amounts and translation of local currency amounts in consolidation of financial results. As international sales were slightly more than half of total sales, a significant portion of the resulting accounts receivable is denominated in foreign currencies. Changes in foreign currency exchange rates or weak economic conditions in the foreign countries in which it manufactures and distributes products could affect the Company's sales, accounts receivable values and financial results. The Company uses netting and offsetting intercompany account management techniques to reduce known foreign currency exposures where possible and also considers the use of derivative instruments to hedge certain foreign currency exposures deemed to be material. During 2002, the Company entered into cross currency interest rate swaps, as discussed in Note 6 of the Notes to Consolidated Financial Statements, designated as a cash flow hedge of the foreign currency exchange rate risk associated with forecasted intercompany sales transactions denominated in Japanese Yen.

The Company uses various metals in the production of its products, including zinc, copper and silver. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk.

Outlook

Sales in 2003 are expected to start slowly, with continued weakness in the electronics and electrical markets. As these markets improve, the Company believes its long-term growth strategy, which emphasizes development of new circuit protection products and providing customers with solutions and technical support in all major regions of the world, will drive sales growth in all of its markets.

With the expectation of continued price pressure, the Company initiated a manufacturing rationalization program in 2001 emphasizing consolidation of plants and transfer of manufacturing to lower cost locations. The program involved manufacturing plant closures in the U.S., U.K. and Korea and workforce reductions in Ireland, and is expected to be completed in the first half of 2003. The benefits of incremental volume improvements and cost savings are expected to have a favorable impact in 2003.

The Company is working to expand its market share in the overvoltage circuit protection market with the addition of products and technology through the Semitron Industries and Harris Suppression Products acquisitions and the ability to offer customers total circuit protection solutions. The Company remains committed to investing in new product development and technical resources to provide customers with overcurrent and overvoltage circuit protection solutions and expertise.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

The statements in this section, the letter to shareholders and in the other sections of this report which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development and patent protection, commercialization and technological difficulties, capacity and supply constraints or difficulties, exchange rate fluctuations, actual purchases under agreements, the effect of the Company's accounting policies, labor disputes, restructuring costs in excess of expectations, pension plan asset returns less than assumed, and other risks which may be detailed in the Company's Securities and Exchange Commission filings.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Littelfuse, Inc.

We have audited the accompanying consolidated statements of financial condition of Littelfuse, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries as of December 28, 2002 and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements in the year ended December 28, 2002, the Company changed its method of accounting for goodwill.


Ernst & Young LLP

Chicago, Illinois
January 23, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In Thousands)                                                                        December 28, 2002   December 29, 2001
--------------                                                                        -----------------   -----------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                $  27,750           $  34,527
  Short-term investments                                                                       8,806                  --
  Accounts receivable, less allowances (2002 - $7,330; 2001 - $7,519)                         40,810              40,969
  Inventories                                                                                 44,533              46,208
  Deferred income taxes                                                                       12,451              10,870
  Prepaid expenses and other current assets                                                    2,695               3,608
                                                                                           ---------           ---------
Total current assets                                                                         137,045             136,182

Property, plant, and equipment:
  Land                                                                                         9,738               9,669
  Buildings                                                                                   32,733              33,481
  Equipment                                                                                  172,266             176,185
                                                                                           ---------           ---------
                                                                                             214,737             219,335
Accumulated depreciation                                                                    (133,615)           (132,734)
                                                                                           ---------           ---------
                                                                                              81,122              86,601

Intangible assets, net of amortization:
  Reorganization value in excess of amounts allocable to identifiable assets                  27,665              28,066
  Patents and licenses                                                                            36                  56
  Distribution network                                                                         4,607               5,102
  Trademarks                                                                                   2,270               2,522
  Goodwill                                                                                    21,378              12,775
                                                                                           ---------           ---------
                                                                                              55,956              48,521
Other assets                                                                                   3,355                 968
                                                                                           ---------           ---------
Total assets                                                                               $ 277,478           $ 272,272
                                                                                           =========           =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                         $  11,094           $   7,881
  Accrued payroll                                                                             17,373              16,654
  Accrued expenses                                                                             8,425               6,932
  Accrued income taxes                                                                         4,416               7,702
  Current portion of long-term debt                                                           18,994              21,026
                                                                                           ---------           ---------
Total current liabilities                                                                     60,302              60,195

Long-term debt, less current portion                                                          20,252              30,402
Deferred income taxes                                                                          1,713                 835
Accrued post-retirement benefits                                                               9,027               3,047
Other long-term liabilities                                                                      473                 124

Shareholders' equity:
  Preferred stock, par value $.01 per share:  1,000,000 shares authorized;
    no shares issued and outstanding                                                              --                  --
  Common stock, par value $.01 per share:  34,000,000 shares authorized;
    shares issued and outstanding, 2002 - 21,759,065; 2001 - 21,873,416                          218                 219
Additional paid-in capital                                                                    71,918              70,641
Notes receivable - Common stock                                                               (3,900)             (3,448)
Accumulated other comprehensive loss                                                          (9,901)            (10,265)
Retained earnings                                                                            127,376             120,522
Total shareholders' equity                                                                   185,711             177,669
                                                                                           ---------           ---------
Total liabilities and shareholders' equity                                                 $ 277,478           $ 272,272
                                                                                           =========           =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except per Share Amounts)

Year Ended                                                          December 28, 2002     December 29, 2001   December 30, 2000
----------                                                          -----------------     -----------------   -----------------
Net sales                                                                $ 283,267            $ 272,149            $ 371,920
Cost of sales                                                              192,870              180,242              221,272
                                                                         ---------            ---------            ---------
Gross profit                                                                90,397               91,907              150,648

Selling, general and administrative expenses                                61,621               62,197               71,083
Research and development expenses                                            8,334                8,883               11,152
Amortization of intangibles                                                    767                5,972                6,665
Restructuring expense                                                        3,744                6,315                   --
                                                                         ---------            ---------            ---------
Operating income                                                            15,931                8,540               61,748

Interest expense                                                             2,653                3,291                4,652
Other income, net                                                           (1,753)              (1,112)              (1,940)
                                                                         ---------            ---------            ---------
Income before income taxes                                                  15,031                6,361               59,036
Income taxes                                                                 5,411                2,291               21,738
                                                                         ---------            ---------            ---------
Net income                                                               $   9,620            $   4,070            $  37,298
                                                                         =========            =========            =========

Net income per share:
Basic                                                                    $    0.44            $    0.20            $    1.88
Diluted                                                                  $    0.44            $    0.19            $    1.69
                                                                         =========            =========            =========

Weighted-average shares and equivalent shares outstanding:
Basic                                                                       21,858               19,951               19,834
Diluted                                                                     21,971               21,731               22,118
                                                                         =========            =========            =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

Year Ended                                                    December 28, 2002    December 29, 2001     December 30, 2000
----------                                                    -----------------    -----------------     -----------------
Operating activities
Net income                                                         $  9,620             $  4,070             $ 37,298
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Depreciation                                                     18,137               19,710               20,074
    Amortization of intangibles                                         767                5,972                6,665
    Provision for bad debts                                             356                  308                  275
    Deferred income taxes                                              (575)              (7,531)              (1,810)
    Other                                                               651                 (435)                 337
    Changes in operating assets and liabilities:
      Accounts receivable                                             2,794               10,573                4,978
      Inventories                                                     4,762               11,873              (10,802)
      Accounts payable and accrued expenses                           3,296               (3,710)              (8,514)
      Prepaid expenses and other                                        950                 (520)                 186
                                                                   --------             --------             --------
Net cash provided by operating activities                            40,758               40,310               48,687
Investing activities
Purchases of property, plant, and equipment, net                     (8,360)             (14,121)             (21,958)
Purchase of business, net of cash acquired                          (15,031)                (168)                  --
Purchase of marketable securities                                   (13,747)                  --                   --
Sale of marketable securities                                         4,941                   --                   --
Other                                                                    --                   --                  (60)
                                                                   --------             --------             --------
Net cash used in investing activities                               (32,197)             (14,289)             (22,018)
Financing activities
Proceeds from long-term debt                                            112               15,855               53,811
Payments of long-term debt                                          (13,130)             (21,887)             (70,630)
Proceeds from exercise of stock options and warrants                  1,614               10,519                5,831
Purchases of common stock and redemption of warrants                 (3,556)              (1,256)             (11,203)
                                                                   --------             --------             --------
Net cash provided by (used in) financing activities                 (14,960)               3,231              (22,191)
Effect of exchange rate changes on cash                                (378)                (216)                (875)
                                                                   --------             --------             --------
Increase (decrease) in cash and cash equivalents                     (6,777)              29,036                3,603
Cash and cash equivalents at beginning of year                       34,527                5,491                1,888
                                                                   --------             --------             --------
Cash and cash equivalents at end of year                           $ 27,750             $ 34,527             $  5,491
                                                                   ========             ========             ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Thousands)                                                                    Notes       Accumulated
                                                                    Additional  Receivable-      Other
                                                         Common      Paid-In     Common      Comprehensive   Retained
Period from January 1, 2000 to December 28, 2002         Stock       Capital      Stock           Loss       Earnings       Total
------------------------------------------------        --------    --------    -----------  --------------  ---------    ---------
Balance at January 1, 2000                              $    195    $ 55,241     $(2,909)       $ (5,642)    $  90,147    $ 137,032
Comprehensive income:
  Net income for the year                                     --          --          --              --        37,298       37,298
  Foreign currency translation adjustment                     --          --          --          (2,232)           --       (2,232)
                                                        --------    --------     -------        --------     ---------    ---------
Comprehensive income                                                                                                         35,066
Stock options and warrants exercised                           7       6,269        (444)             --            --        5,832
Purchase of 369,000 shares of common stock                    (4)     (1,287)         --              --        (9,912)     (11,203)
                                                        --------    --------     -------        --------     ---------    ---------

Balance at December 30, 2000                            $    198    $ 60,223     $(3,353)       $ (7,874)    $ 117,533    $ 166,727
Comprehensive income:
  Net income for the year                                     --          --          --              --         4,070        4,070
  Foreign currency translation adjustment                     --          --          --          (2,391)           --       (2,391)
                                                        --------    --------     -------        --------     ---------    ---------
Comprehensive income                                                                                                          1,679
Stock options and warrants exercised                          21      10,593         (95)             --            --       10,519
Purchase of 50,000 shares of common stock                     --        (175)         --              --        (1,081)      (1,256)
                                                        --------    --------     -------        --------     ---------    ---------

Balance at December 29, 2001                            $    219    $ 70,641     $(3,448)       $(10,265)    $ 120,522    $ 177,669
Comprehensive income:
  Net income for the year                                     --          --          --              --         9,620        9,620
  Change in net unrealized loss on derivatives                --          --          --            (231)           --         (231)
  Minimum pension liability adjustment, net of tax            --          --          --          (3,462)           --       (3,462)
  Foreign currency translation adjustment                     --          --          --           4,057            --        4,057
                                                        --------    --------     -------        --------     ---------    ---------
Comprehensive income                                                                                                          9,984
Stock options and warrants exercised                           1       2,065        (452)             --            --        1,614
Purchase of 225,800 shares of common stock                    (2)       (788)         --              --        (2,766)      (3,556)
                                                        --------    --------     -------        --------     ---------    ---------
Balance at December 31, 2002                            $    218    $ 71,918     $(3,900)       $ (9,901)    $ 127,376    $ 185,711
                                                        ========    ========     =======        ========     =========    =========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 28, 2002 and December 29, 2001

1. Summary of Significant Accounting Policies and Other Information

Nature of Operations Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell circuit protection devices for use in the automotive, electronic, and electrical markets throughout the world.

Fiscal Year The Company's fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, contained 52 weeks.

Basis of Presentation The consolidated financial statements include the accounts of Littelfuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.

Cash Equivalents All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.

Short-term Investments Short-term investments consist primarily of liquid debt instruments purchased with maturity dates greater than three months. The Company has evaluated its investment policies consistent with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in "Shareholders' Equity" as a component of "Accumulated Other Comprehensive Income (Loss)." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amorti-zation is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income or expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Fair Value of Financial Instruments The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, and long-term debt. The carrying values of such financial instruments approximate their estimated fair values.

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

INTANGIBLE ASSETS Prior to the adoption of the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on December 30, 2001, reorganization value in excess of amounts allocable to identifiable assets and trademarks have been amortized using the straight-line method over 20 years. Patents are amortized using the straight-line method over their estimated useful lives, which average approximately 10 years. The distribution network has been amortized using an accelerated method over 20 years. Licenses have been amortized using an accelerated method over their estimated useful lives, which average approximately 9 years. Other intangible assets consisting principally of goodwill have been amortized over 10 to 20 years. The Company recorded amortization expense of $0.8 million, $6.0 million and $6.7 million in 2002, 2001 and 2000, respectively. All of this goodwill amortization is deductible for tax purposes. Accumulated amortization of intangible assets was $66.7 million at December 28, 2002 and was $65.9 million at December 29, 2001.

REVENUE RECOGNITION In accordance with the Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," issued in December 1999, sales and associated costs are recognized in accordance with customer shipping terms which is when the transfer of title to the customer occurs. The adoption of SAB 101 did not have a material impact on the Company's earnings or financial position.

ADVERTISING COSTS The Company expenses advertising costs as incurred which amounted to $2.1 million in 2002, $1.1 million in 2001 and $2.1 million in 2000.

FOREIGN CURRENCY TRANSLATION The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards
(SFAS) No. 52, "Foreign Currency Translation," and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of shareholders' equity.

DERIVATIVE INSTRUMENTS The Company recognizes derivatives as either assets or liabilities on the Consolidated Statements of Financial Condition and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use and designation of the derivative instrument. For derivatives designated as cash flow hedges, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the consolidated financial statements. The market risk associated with these instruments resulting from interest rate movements is expected to offset the market risk of the underlying transactions being hedged. The counterparties to the agreements relating to the Company's cross currency rate instruments consist of major international financial institutions with high credit ratings. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors the credit ratings of such counterparties, and limits the financial exposure and amount of agreements entered into with any one financial institution. While the notional amounts of the derivative financial instruments provides one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparty.

STOCK-BASED COMPENSATION Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method. Generally, the Company grants stock options for a fixed number of shares with an exercise price equal to the market price of the underlying stock at the date of grant and, accordingly, does not recognize compensation expense. On certain occasions, the Company has granted stock options for a fixed number of shares with an exercise price below that of the underlying stock on the date of the grant and recognizes compensation expense accordingly. This compensation expense has not been material. See Note 8 for additional information on stock-based compensation.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SHIPPING AND HANDLING FEES AND COSTS Amounts billed to customers in a sales transaction represent fees earned for the goods provided and, accordingly, amounts billed related to shipping and handling should be classified as revenue. Costs incurred for shipping and handling of $3.6 million, $3.1 million and $3.9 million in 2002, 2001 and 2000, respectively, are classified in Selling, General, and Administrative Expenses.

ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method for those business combinations is prohibited. The Company has adopted Statement No. 141 for its acquisition of Semitron Industries Limited (see Note 2).

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Company has adopted the provisions of Statement 142 as of December 30, 2001. The Company has tested goodwill for impairment both as of the date of adoption of Statement No. 142 and as of September 29, 2002 as prescribed in Statement 142 and determined that there was no impairment. The effect of non-amortization of goodwill had Statement 142 been effective at the beginning of each year is as follows:

(In Thousands, except per share amounts)          2002             2001           2000
----------------------------------------         ------           ------         -------
Net income as reported                           $9,620           $4,070         $37,298
Add back: Goodwill amortization,
 net of tax                                          --            2,145           2,328
Adjusted net income                              $9,620           $6,215         $39,626

Basic net income per share
As reported                                      $ 0.44           $ 0.20         $  1.88
Goodwill amortization                                --             0.11            0.12
Adjusted basic net income per share              $ 0.44           $ 0.31         $  2.00
Diluted net income per share

As reported                                      $ 0.44           $ 0.19         $  1.69
Goodwill amortization                                --             0.10            0.11
Adjusted diluted net income share                $ 0.44           $ 0.29         $  1.80

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company has adopted Statement 143 as of December 30, 2001, and determined that the impact of adoption of Statement 143 had no material impact on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." Statement 144 is effective for fiscal years beginning after December 15, 2001. Using the methodology prescribed in Statement 144, the Company reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Once an indication of a potential impairment exists, recoverability of the respective assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount, including associated intangible assets, of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then long-lived assets of the operation are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. Long-lived assets that are held for disposal are reported at the lower of the asset carrying amount or fair value less costs related to the asset disposal. The Company has adopted Statement 144 as of December 30, 2001 and determined that the adoption of the Statement had no significant impact on the Company's financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or a disposal plan. Examples of costs covered by the Statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activities. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company will adopt the provisions of FIN No. 45 on January 1, 2003 for all new or amended guarantees subsequent to that date.

On December 31, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, to provide alternative methods of transition to the fair value method of accounting for stock-based compensation. In addition, Statement 148 amends the disclosure provisions of Statement 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. Statement 148 does not amend Statement 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in Statement 123 or the intrinsic method described in APB Opinion No. 25. The Company has adopted the disclosure provisions of Statement No. 148 as of December 28, 2002 and determined that the adoption of the Statement had no significant impact on the Company's financial position and results of operations.

RESTRUCTURING COSTS Included in the Company's operating results for the year ended December 29, 2001 are restructuring charges of $6.3 million. These charges result from the Company's plans to close down plants in the U.S. and the U.K., workforce reductions in Korea and the write-down of manufacturing equipment. Restructuring charges for the closure of the U.S. and the U.K. plants included $4.1 million of employee termination costs covering 462 technical, production, administrative and support employees. Restructuring of the Korea manufacturing operations included $1.1 million of employee termination costs covering 50 technical, production, administrative and support employees. The remaining $1.1 million of the restructuring expense relates to the non-cash write-down of manufacturing equipment. Included in the Company's operating results for the year ended December 28, 2002 are restructuring charges of $3.7 million. These charges result from the Company's plans to close down a plant in Korea, workforce reductions in Ireland and the write-down of manufacturing equipment. Restructuring charges for the closure of the Korea plant included $1.5 million of employee termination costs covering 62 technical, production, administrative and support employees. Restructuring of the Ireland manufacturing operations included $1.4 million of employee termination costs covering 19 technical, production, administrative and support employees. The remaining $0.8 million of the restructuring expense relates to the non-cash write-down of manufacturing equipment. The remaining $2.1 million of severance costs, currently included in accrued expenses, are expected to be paid by

September 30, 2003.

2. Acquisition of Business

On July 16, 2002, the Company acquired Semitron Industries for $12.6 million and 40% of LC Fab Co. for $2.4 million in cash. Semitron Industries manufactures and markets a broad line of transient voltage suppression devices that provide circuit protection for products in numerous markets including computer, telecommunications, automotive and consumer electronics. LC Fab Co. provides semiconductor dies for assembly at Semitron Industries. Subsequent to the acquisition, Semitron Industries has been renamed Littelfuse UK Limited. This acquisition has been accounted for through the use of the purchase method of accounting; accordingly, the accompanying financial statements include the results of its operations since the acquisition date. The purchase price has been allocated to the following net assets acquired based on fair value of such assets: accounts receivable of $1.7 million, inventory of $1.9 million, property, plant and equipment of $3.0 million, goodwill of $7.4 million and liabilities assumed of $1.5 million. Purchase accounting liabilities recorded in 2002 consist of $0.2 million for transaction costs and $0.8 million for costs associated with involuntary termination of employees in connection with the integration of the business. Assuming that this acquisition had occurred at the beginning of 2002 and 2001, unaudited pro forma sales of Littelfuse, Inc. would have been $286.0 million in 2001 and $288.1 million in 2002 and pro forma results of operations would not have differed materially from reported results of operations. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future consolidated operating results.

3. Inventories

The components of inventories are as follows at December 28, 2002, and December 29, 2001 (in thousands):

                                                           2002             2001
                                                         -------         -------
Raw materials                                            $10,084         $ 9,244
Work in process                                           11,615          11,066
Finished goods                                            22,834          25,898
                                                         -------         -------
Total net inventory                                      $44,533         $46,208
                                                         =======         =======

4. Long-Term Obligations

The carrying amounts of long-term debt, which approximate fair value, are as follows at December 28, 2002, and December 29, 2001 (in thousands):

                                                   2002             2001
                                                  -------          -------
6.16% Senior Notes, maturing 2005                 $30,000          $40,000
Revolving credit facility                              --               --
Other obligations                                   9,096           10,616
Capital lease obligations                             150              812
                                                  -------          -------
                                                   39,246           51,428
Less: Current maturities                           18,994           21,026
                                                  -------          -------
                                                  $20,252          $30,402
                                                  =======          =======

The Company has unsecured domestic financing arrangements consisting of Senior Notes with insurance companies and a credit agreement with banks that provides a $55.0 million revolving credit facility. The Senior Notes require minimum annual principal payments. No principal payments are required for borrowings against the revolving line of credit until the line matures on August 31, 2003. At December 28, 2002, the Company had available $55.0 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 0.38%. The bank credit agreement allows for letters of credit of up to $8.0 million in addition to the available $55.0 million credit line. At December 28, 2002, the Company had $1.7 million of outstanding letters of credit.

The Company also has unsecured bank lines of credit in the Netherlands, Japan and Korea that provide a Euro 4.0 million revolving credit facility at an interest rate of Euro Libor plus 0.85% in the Netherlands, a Yen 1.1 billion revolving credit facility at an interest rate of TIBOR plus 0.85% (0.88% as of December 28, 2002) and a Won 2.5 billion revolving credit facility at an interest rate of the 3-month Korea Negotiable Certificate of Deposit rate plus 1.0% (5.80% as of December 28, 2002). No principal payments are required for borrowings until the lines mature on December 31, 2002, in the Netherlands and Japan and on August 29, 2003 in Korea. At December 28, 2002, the Company had no borrowings outstanding on the Euro revolving credit line, an equivalent of $7.5 million outstanding on the Yen facility and the equivalent of $1.3 million outstanding on the Won credit line. The Company did not renew the Netherlands credit facility but did renew the Japanese credit facility.

The Senior Notes and bank credit agreement contain covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At December 28, 2002 and for the year then ended, the Company was in compliance with these covenants.

Aggregate maturities of long-term obligations at December 28, 2002, are as follows (in thousands):

2003                                                $18,994
2004                                                 10,072
2005                                                 10,072
2006                                                     72
2007 and thereafter                                      36
                                                    -------
                                                    $39,246
                                                    =======

Interest paid on long-term debt approximated $2.5 million in 2002, $3.1 million in 2001 and $4.3 million in 2000.

5. Short-term Investments

Short-term investments consist primarily of liquid debt instruments purchased with remaining maturity dates greater than three months.

The following is a summary of short-term investments classified as "available-for-sale" securities as required by Statement 115 (in thousands):

                                December 28,               December 29,
                                        2002                       2001
                                ------------               ------------
Debt/equity securities:
Amortized cost                        $8,808                         --
Gross unrealized gains                     2                         --
Gross unrealized losses                    4                         --
                                      ------                     ------
Estimated fair value                  $8,806                         --
                                      ======                     ======

Proceeds from the sales of short-term investments in 2002 were $4.9 million. Realized gains and losses on the sales of securities are based on the specific identification method and included in earnings. During 2002, there were no realized gains, and realized losses on sales of securities were not material to the results of operations.

6. Derivatives and Hedging

On June 11, 2002, the Company entered into cross currency rate swaps, with a notional amount of $11.6 million and a maturity date of September 5, 2005. The cross currency rate swaps convert a portion of the Company's U.S. Dollar fixed rate debt to fixed rate Japanese Yen debt and have been designated as a cash flow hedge of the variability of Yen cash flows attributable to the exchange rate risk on forecasted intercompany sales of inventory to a Japanese subsidiary. The notional amount outstanding at December 28, 2002, was $10.0 million and the fair value of the outstanding cross-currency rate swap agreements was recognized as a $0.2 million liability and as a charge to comprehensive loss in the Consolidated Statement of Financial Condition at December 28, 2002. There were no cross-currency rate swaps outstanding as of December 29, 2001.

7. Benefit Plans

The Company has a defined-benefit pension plan covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average pay. The plan also provides post-retirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The Company also has defined benefit pension plans covering employees in the U.K., Ireland and the Netherlands. The amount of these retirement benefits is based on years of service and final average pay. Liabilities resulting from the plan that covers employees in the Netherlands are settled annually through the purchase of insurance contracts. Separate from the foreign pension data presented below, net periodic expense for the plan covering Netherlands employees was $0.3 million, $0.2 million and $0.1 million in 2002, 2001 and 2000, respectively.

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" which requires that amounts recognized in the financial statements be determined on an actuarial basis. The Company's contributions are made in amounts sufficient to satisfy legal requirements.

The most significant element in determining the Company's pension expense in accordance with SFAS No. 87 is the expected return on assets. The Company has assumed that the expected long-term rate of return on domestic plan assets will be 9.0% and foreign plan assets will be 6.8%. Based upon long-term performance and investment allocations, the Company believes that its assumption of future returns is reasonable. Changes in actual return on pension plan assets are deferred and recognized over a period of three years. The deferral of actual gains and losses affects the calculated value of plan assets and therefore future pension expense. The plan assets have earned a rate of return less than the assumed return in the last three years and, should this trend continue, future pension expense would likely increase. Charges to record additional minimum pension liability were reflected in accumulated other comprehensive loss in the Statement of Financial Condition in 2002 in the amount of $3.5 million, net of tax.

Differences between total pension expense of $2.2 million, $1.8 million and $1.3 million in 2002, 2001 and 2000, respectively, were not material to the overall financial performance of the Company.

                                                                                          U.S.                    Total Foreign
                                                                                 ----------------------      ----------------------
                                                                                   2002          2001           2002         2001
                                                                                 --------      --------      --------      --------
Change in benefit obligation
Benefit obligation at beginning of year                                          $ 47,764      $ 45,942      $ 15,819      $ 16,210
 Service cost                                                                       2,198         2,327           621           574
 Interest cost                                                                      3,528         3,264           992           959
 Plan participants' contributions                                                      --            --           167           159
 Net actuarial loss (gain)                                                          3,885        (1,331)        1,638            --
 Benefits paid                                                                     (2,890)       (2,438)         (764)       (1,140)
 Effect of exchange rate movements                                                     --            --         3,043          (943)
                                                                                 --------      --------      --------      --------
Benefit obligation at end of year                                                $ 54,485      $ 47,764      $ 21,516      $ 15,819
                                                                                 ========      ========      ========      ========
Change in plan assets at fair value
Fair value of plan assets at beginning of year                                   $ 43,139      $ 46,022      $ 16,919      $ 18,213
 Actual return (loss) on plan assets                                               (4,564)         (445)       (2,113)           16
 Employer contributions                                                                --            --           431           720
 Plan participant contributions                                                        --            --           167           159
 Benefits paid                                                                     (2,890)       (2,438)         (764)       (1,140)
 Effect of exchange rate movements                                                     --            --         2,707        (1,049)
                                                                                 --------      --------      --------      --------
Fair value of plan assets at end of year                                         $ 35,685      $ 43,139      $ 17,347      $ 16,919
                                                                                 ========      ========      ========      ========
 Funded (unfunded) status                                                        $(18,800)     $ (4,625)     $ (4,169)     $  1,100
 Unrecognized prior service cost (benefit)                                             --            46          (138)           --
 Unrecognized transition asset                                                         --            --        (1,401)       (1,266)
 Unrecognized net actuarial loss (gain)                                            14,170         1,609         6,182         1,007
                                                                                 --------      --------      --------      --------
Prepaid pension asset (obligation)                                               $ (4,630)     $ (2,970)     $    474      $    841
                                                                                 ========      ========      ========      ========

Amounts recognized in the statement of financial condition consist of:
Prepaid benefit cost                                                             $     --      $     --      $     29      $     --
Accrued benefit asset (obligation)                                                 (8,154)       (2,970)         (856)          841
Accumulated other comprehensive income                                              2,291            --         1,171            --
                                                                                 --------      --------      --------      --------
Net amount recognized                                                            $ (5,863)     $ (2,970)     $    344      $    841
                                                                                 ========      ========      ========      ========

                                                                         U.S.                                 Foreign
                                                          ---------------------------------      ---------------------------------
                                                            2002         2001         2000         2002         2001         2000
                                                          -------      -------      -------      -------      -------      -------
Weighted-average assumptions at end of year
Discount rate                                                 6.8%         7.3%         7.5%         5.5%         6.0%         6.0%
Expected return on plan assets                                9.0%         9.0%         9.0%         6.8%         7.0%         7.0%
Compensation increase rate                                    4.0%         4.0%         4.0%         4.0%         4.0%         4.0%
Components of net periodic benefit cost
Service cost                                              $ 2,198      $ 2,327      $ 1,952      $   796      $   659      $   618
Interest cost                                               3,528        3,264        3,154          992          882          936
Expected return on plan assets                             (4,112)      (4,182)      (4,002)      (1,277)      (1,129)      (1,223)
Amortization of prior service cost                             46           66           66          (11)          --           --
Amortization of transition asset                               --           --           --          (85)         (81)         (96)
Total cost of the plan for the year                         1,660        1,475        1,170          415          331          235
Expected plan participants' contribution                       --           --           --         (175)        (159)        (193)
                                                          -------      -------      -------      -------      -------      -------
Net periodic benefit cost                                 $ 1,660      $ 1,475      $ 1,170      $   240      $   172      $    42
                                                          =======      =======      =======      =======      =======      =======

The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $0.4 million, $1.9 million and $0.6 million in 2002, 2001 and 2000, respectively.

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $0.6 million, $0.6 million and $0.7 million in 2002, 2001 and 2000, respectively.

8. Shareholders' Equity

Stock Options The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 3,400,000 shares of common stock to employees and directors. The stock options issued prior to 2002 vest over a five-year period and are exercisable over a ten-year period commencing from the date of vesting. The Company has changed its policy in 2002 where the stock options vest over a five-year period and are exercisable over a ten-year period commencing from the date of the grant. This change was not made to stock options already granted.

A summary of stock option information follows:

                                                      2002                         2001                       2000
                                               ----------------------     -----------------------     ----------------------
                                                            Weighted-                   Weighted-                  Weighted-
                                                              Average                     Average                    Average
                                                             Exercise                    Exercise                   Exercise
                                                 Options        Price       Options         Price       Options        Price
                                               ---------    ---------     ---------     ---------     ---------    ---------
Outstanding at beginning of year               1,902,905       $23.63     1,692,075        $22.53     1,588,840       $18.02
Options granted
 Option price equals market price                329,250        23.18       391,200         27.18       358,250        35.07
 Option price less than market price               4,000         5.00         1,000          5.00            --           --
                                               ---------       ------     ---------        ------     ---------       ------
Total options granted                            333,250        22.96       392,200         27.12       358,250        35.07
Exercised                                       (99,580)        15.43     (116,170)         16.42     (217,465)        10.15
Forfeited                                      (159,970)        26.02      (65,200)         29.06      (37,550)        22.25
                                               ---------       ------     ---------        ------     ---------       ------
Outstanding at end of year                     1,976,605       $23.73     1,902,905        $23.63     1,692,075       $22.53
                                               =========       ======     =========        ======     =========       ======

Exercisable at end of year                     1,060,140                    938,623                     794,450
Available for future grant                     1,004,500                    164,400                     471,190
Weighted-average value of options granted
 during the year                                               $12.52                      $18.31                     $21.05
  Option price equals market price                              12.69                       18.29                      21.05
  Option price less than market price                           20.97                       20.72                         --

As of December 28, 2002, the Company had the following outstanding options:

                                                     Weighted-         Weighted-
                                                       Average           Average
                                     Options          Exercise         Remaining                   Options
Exercise Price                   Outstanding             Price              Life               Exercisable
--------------                   -----------         ---------         ---------               -----------
$3.69 to $ 5.00                       35,400             $4.50              2.60                    26,600
$7.50 to $11.16                       98,500             10.61              1.03                    98,500
$11.63 to $16.50                     150,600             15.34              2.45                   144,100
$17.81 to $25.50                     996,825             22.09              6.47                   543,390
$26.63 to $35.50                     695,280             30.73              7.56                   247,550

The following table discloses our pro forma net income and diluted net income per share had the valuation methods under SFAS 123 been used for our stock option grants. The table also discloses the weighted average assumptions used in estimating the fair value using the Black-Scholes option pricing model.

(In Thousands, except per share amounts)           2002             2001           2000
----------------------------------------         --------         --------         --------
Net income as reported                           $  9,620         $  4,070         $ 37,298
Stock option compensation
 expense, net of tax                               (1,022)          (1,436)          (1,506)
Pro forma net income                             $  8,598         $  2,634         $ 35,792
Basic net income per share
As reported                                      $   0.44         $   0.20         $   1.88
Pro forma                                        $   0.39         $   0.13         $   1.81
Diluted net income per share
As reported                                      $   0.44         $   0.19         $   1.69
Pro forma                                        $   0.39         $   0.12         $   1.62
Risk-free interest rate                              3.24%            5.11%            5.16%
Expected dividend yield                                 0%               0%               0%
Expected stock price volatility                      41.4%            58.6%            47.6%
Expected life of options                          8 years          8 years          8 years

These pro forma amounts may not be representative of future disclosures because the estimated fair value of the options is amortized to expense over the vesting period and additional options may be granted in the future.

Notes Receivable - Common Stock In 1995, the Company established the Executive Loan Program under which certain management employees may obtain interest-free loans from the Company to facilitate their exercise of stock options and payment of the related income tax liabilities. Such loans, limited to 90% of the exercise price plus related tax liabilities, have a five-year maturity, subject to acceleration for termination of employment or death of the employee. Such loans are classified as a reduction of shareholders' equity. The Company has changed its policy in 2002 such that management employees may no longer obtain such loans.

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

Rights Plan In December 1995, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after December 15, 1995. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15% or more of the Company's common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder to buy 1/200th of a share of a new series of preferred stock at an exercise price of $67.50. Once an individual or group acquires 15% or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase a number of common shares having a market value of twice the exercise price of the right. If the attempted takeover succeeds, each right will then entitle the holder to purchase a number of the acquiring Company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15% of the Company's common stock and before they acquire 50%, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock or 1/100th of a share of a new series of preferred stock per right. Before an individual or group acquires 15% of the Company's common stock, or a majority of the Company's Board of Directors are removed by written consent, whichever occurs first, the rights are redeemable for $.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15% threshold to no less than 10%. Each right will expire on December 15, 2005, unless earlier redeemed by the Company.

9. Income Taxes

Federal, state, and foreign income tax expense (benefit) consists of the following (in thousands):

                                           2002           2001           2000
                                         -------        -------        --------
Current:
 Federal                                 $  (527)       $ 5,187        $ 13,375
 State                                       249           (637)          1,908
 Foreign                                   5,110          4,980           8,265
                                         -------        -------        --------
Subtotal                                   4,832          9,530          23,548
Deferred:
 Federal                                   2,987         (7,379)         (1,827)
 Foreign                                  (2,408)           140              17
Subtotal                                     579         (7,239)         (1,810)
                                         -------        -------        --------
Provision for income taxes               $ 5,411        $ 2,291        $ 21,738
                                         =======        =======        ========

Domestic and foreign income (loss) before income taxes is as follows (in thousands):

                                           2002           2001             2000
                                         -------        --------         -------
Domestic                                 $ 6,542        $(10,030)        $28,906
Foreign                                    8,489          16,391          30,130
                                         -------        --------         -------
Income before income taxes               $15,031        $  6,361         $59,036
                                         =======        ========         =======

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                                             2002          2001          2000
                                           -------       -------       --------
Tax expense at statutory rate of 35%       $ 5,259       $ 2,226       $ 20,663
State and local taxes (benefit),
 net of federal tax benefit                    162          (476)         1,179
Foreign income tax rate differential           179          (615)        (1,437)
Foreign losses for which no tax
 benefit is available                           34            47             63
Other, net                                    (223)        1,109          1,270
                                           -------       -------       --------
Provision for income taxes                 $ 5,411       $ 2,291       $ 21,738
                                           =======       =======       ========

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at December 28, 2002 and December 29, 2001, are as follows (in thousands):

                                                        2002             2001
                                                      --------         --------
Deferred tax liabilities
Tax depreciation and amortization
 in excess of book                                    $  5,397         $  2,238
Prepaid expenses                                            --              231
Other                                                       89            1,390
                                                      --------         --------
Total deferred tax liabilities                           5,486            3,859
Deferred tax assets
Accrued expenses                                        13,229           10,907
Foreign tax credit carryforwards                         2,995            2,987
Foreign net operating loss carryforwards                   428              392
                                                      --------         --------
Gross deferred tax assets                               16,652           14,286
Less: Valuation allowance                                 (428)            (392)
Total deferred tax assets                               16,224           13,894
                                                      --------         --------
Net deferred tax assets                               $ 10,738         $ 10,035
                                                      ========         ========

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The net operating loss carryforwards have no expiration date. The Company paid income taxes of $5.8 million, $8.4 million and $25.4 million in 2002, 2001 and 2000, respectively. U.S. income taxes were not provided for on a cumulative total of approximately $68.9 million of undistributed earnings for certain non-U.S. subsidiaries as of December 28, 2002, and accordingly, no deferred tax liability has been established relative to these earnings. The determination of the deferred tax liability associated with the distribution of these earnings is not practicable.

10. Business Segment Information

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

Information concerning the operations in these geographic segments for the year ended December 28, 2002, is as follows (in thousands):

                                          The                    Asia-      Combined                                    Consolidated
                                       Americas      Europe     Pacific       Total       Corporate   Reconciliation        Total
                                       --------      ------     -------       -----       ---------   --------------        -----
Revenues                      2002     $148,047     $51,233     $83,987     $283,267      $     --      $       --        $283,267
                              2001     $144,899     $51,430     $75,820     $272,149      $     --      $       --        $272,149
                              2000     $214,907     $61,634     $95,379     $371,920      $     --      $       --        $371,920

Intersegment revenues         2002       62,022      47,213      17,696      126,931            --        (126,931)             --
                              2001       54,440      46,660       9,926      111,026            --        (111,026)             --
                              2000       44,599      38,185       6,523       89,307            --         (89,307)             --

Interest expense              2002        2,450          19         184        2,653            --              --           2,653
                              2001        3,075          23         193        3,291            --              --           3,291
                              2000        4,337          69         246        4,652            --              --           4,652

Depreciation and              2002       13,256       2,853       2,028       18,137           767              --          18,904
amortization                  2001       12,176       4,035       1,723       17,934         7,748              --          25,682
                              2000       11,563       2,810       4,213       18,586         8,153              --          26,739

Other income (loss)           2002        1,385         888        (520)       1,753            --              --           1,753
                              2001          635         688        (211)       1,112            --              --           1,112
                              2000        2,754        (893)         79        1,940            --              --           1,940

Income tax                    2002        3,583       1,764          64        5,411            --              --           5,411
expense (benefit)             2001       (2,831)      2,871       2,251        2,291            --              --           2,291
                              2000       12,290       4,546       4,902       21,738            --              --          21,738

Net income (loss)             2002        2,626       3,235       8,270       14,131        (4,511)             --           9,620
                              2001        5,426       7,363       5,347       18,136       (14,066)             --           4,070
                              2000       24,493       9,124      11,856       45,473        (8,175)             --          37,298

Identifiable assets           2002      202,642      32,908      45,079      280,629        83,706         (86,857)        277,478
                              2001      191,626      35,568      41,643      268,837        83,048         (79,613)        272,272
                              2000      181,727      39,559      48,096      269,382        60,404         (55,408)        274,378

Capital expenditures, net     2002        9,256      (2,516)      1,620        8,360            --              --           8,360
                              2001        5,126       5,318       3,677       14,121            --              --          14,121
                              2000       13,929       1,875       6,154       21,958            --              --          21,958

Intersegment revenues and receivables are eliminated to reconcile to consolidated totals. Restructuring charges are reflected in the corporate column for the net income segmentation. Corporate identifiable assets consist primarily of cash and intangible assets.

The Company's revenues by product areas for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, are as follows (in thousands):

Revenues                                2002             2001             2000
                                      --------         --------         --------
Electronic                            $150,838         $146,342         $232,677
Automotive                              98,235           91,061          100,036
Electrical                              34,194           34,746           39,207
                                      --------         --------         --------
Consolidated total                    $283,267         $272,149         $371,920
                                      ========         ========         ========

Revenue from no single customer of the Company amounts to 10% or more.

11. Lease Commitments

The Company leases certain office and warehouse space under non-cancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $2.6 million in 2002, $1.8 million in 2001, and $1.5 million in 2000. Future minimum payments for all non-cancelable operating leases with initial terms of one year or more at December 28, 2002, are as follows (in thousands):

2003                                                  2,817
2004                                                  2,160
2005                                                  1,425
2006                                                  1,035
2007 and thereafter                                     914
                                                      -----
Total lease commitments                               8,351
                                                      =====

12. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In Thousands, except per share amounts)       2002         2001           2000
----------------------------------------     -------       -------       -------
Numerator:
 Net income                                  $ 9,620       $ 4,070       $37,298

Denominator:
 Denominator for basic
 earnings per share -
  Weighted-average shares                     21,858        19,951        19,834
Effect of dilutive securities:
 Warrants                                         --         1,565         1,871
 Employee stock options                          113           215           413

Denominator for diluted
 earnings per share -
  Adjusted weighted-average
  shares and assumed conversions              21,971        21,731        22,118
Basic earnings per share                     $  0.44       $  0.20       $  1.88
Diluted earnings per share                   $  0.44       $  0.19       $  1.69

Options to purchase 1,434,718, 814,735 and 354,550 shares of common stock were outstanding at December 28, 2002, December 29, 2001 and December 30, 2000, respectively, but were not included in the computation of diluted earnings per share because the effect of including such options would have been anti-dilutive.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

FIVE YEAR SUMMARY+

                                      2002          2001          2000          1999          1998
                                    --------      --------      --------      --------      --------
Net sales                           $283,267      $272,149      $371,920      $296,367      $269,540
Gross profit                          90,397        91,907       150,648       117,255       100,199
Operating income                      15,931         8,540        61,748        44,624        34,096
Net income                             9,620         4,070        37,298        25,220        19,885
Net income per share - Diluted          0.44          0.19          1.69          1.16          0.86

Net working capital                   59,181        62,486        74,503        60,008        46,685
Total assets                         277,478       272,272       274,378       275,698       250,544
Long-term debt                        20,252        30,402        41,397        55,460        70,061

QUARTERLY RESULTS OF OPERATIONS (unaudited)+

                                                              2002                                            2001
                                               4Q         3Q         2Q         1Q*           4Q*         3Q         2Q         1Q
                                            -------    -------    -------    --------     --------     -------    -------    -------
Net sales                                   $69,274    $74,964    $73,900    $ 65,129     $ 60,851     $66,711    $68,996    $75,590
Gross profit                                 22,705     23,390     24,277      20,025       18,265      21,509     25,199     26,935
Operating income (loss)                       4,071      5,835      6,867        (842)      (4,102)      1,491      5,456      5,695
Net income (loss)                             2,540      3,667      4,025        (612)      (2,804)        474      3,284      3,116
Net income (loss) per share:
  Basic                                        0.12       0.17       0.18       (0.03)       (0.14)       0.02       0.17       0.16
  Diluted                                      0.12       0.17       0.18       (0.03)       (0.14)       0.02       0.15       0.14

* Net losses in the fourth quarter of 2001 and the first quarter of 2002 were due to restructuring charges related primarily to reductions in force. Refer to the Notes to Consolidated Financial Statements for additional information about these restructuring costs.

+As of December 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 142 which prohibits the authorization of goodwill and intangible assets with indefinite useful lives. Refer to the Notes to Consolidated Financial Statements for more information.

QUARTERLY STOCK PRICES

                                        2002                                        2001
                           4Q       3Q      2Q       1Q                4Q       3Q      2Q       1Q
                           -----    -----   -----    -----             -----    -----   -----    -----
High                       19.70    24.60   28.25    28.47             27.81    29.67   31.58    30.56
Low                        13.84    17.35   22.16    22.85             19.78    19.37   19.81    22.50
Close                      17.23    17.36   23.13    24.77             26.17    22.13   26.79    25.13