Form 10-K, Exhibit 13
period 2004-01-03
LITTELFUSE INC /DE
filed 2004-03-18
CIK 889331

                                                                    Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 21 for the three fiscal years ended January 3, 2004, December 28, 2002, and December 29, 2001, respectively.

Results of Operations -- 2003 Compared with 2002

Sales increased 20% to $339.4 million in 2003 from $283.3 million in 2002. The increase in sales was primarily in the Americas and Asia, driven by increased demand for electronic products in the Asia region and sales from the Teccor Electronics, Inc. ("Teccor") acquisition. Electronic sales increased $55.6 million or 37% to $206.5 million in 2003 compared to $150.9 million in 2002. Excluding sales of Teccor products, electronic sales increased $14.6 million or 10% to $165.5 million in 2003 compared to $150.9 million in 2002, primarily due to increased demand in Asia. Automotive sales were essentially flat compared to the prior year as pricing pressure offset increased volume and strengthening of the Euro against the U.S. Dollar. Electrical product sales increased $0.4 million or 1% to $34.6 million in 2003 compared to $34.2 million in 2002, primarily due to modest improvements in commercial construction and industrial activity in the North American market. International sales increased 24.6% to $189.6 million or 55.9% of net sales in 2003 from $152.2 million or 53.7% of net sales in 2002. The increase in international sales was primarily due to strong demand for electronic products in Asia, the addition of Teccor and favorable currency effects.

Gross profit was $104.4 million or 30.8% of sales in 2003 compared to $88.6 million or 31.3% of sales in 2002. The gross profit margin decreased as a result of the addition of Teccor sales at lower margins than Littelfuse's base business and the recognition of $3.1 million of Ireland restructuring charges in 2003.

Selling, general and administrative expenses increased $5.0 million to $68.6 million in 2003 from $63.6 million in 2002, primarily due to the addition of Teccor. As a percentage of sales, selling, general and administrative expenses decreased to 20.2% in 2003 from 22.4% in 2002 primarily reflecting Teccor's lower selling, general and administrative expense percentage than Littelfuse's base business. Research and development costs increased $0.4 million to $8.7 million, representing 2.6% of sales in 2003 as compared to 2.9% of sales in 2002. Total operating expenses, including intangible amortization, was 23.1% of sales in 2003, compared to 25.7% of sales in 2002.

Operating income in 2003 increased 64.0% to $26.1 million or 7.7% of sales compared to $15.9 million or 5.6% of sales in the prior year. The improvements in operating income and operating margin were primarily due to higher sales and the associated operating leverage.

Interest expense was $2.0 million in 2003 compared to $2.7 million in 2002 due to lower average debt levels in 2003. Other expense, net, consisting of gains and losses on the disposal of assets, interest income, royalties and foreign currency items was $0.1 million compared to other income, net, of $1.8 million in the prior year. The primary reasons for the more favorable 2002 results were gains on asset sales, higher interest income and more favorable currency effects.

Income before taxes was $24.0 million in 2003 compared to $15.0 million in 2002. Income tax expense was $8.6 million in 2003 compared to $5.4 million in the prior year. Net income in the current year was $15.3 million, compared to $9.6 million in the prior year. The Company's effective tax rate was 36.0% in both 2003 and 2002. Diluted earnings per share increased to $0.70 in 2003 compared to $0.44 in 2002.

Results of Operations -- 2002 Compared with 2001

Sales increased 4% to $283.3 million in 2002 from $272.1 million in 2001. Electronic sales increased $4.6 million or 3% to $150.9 million in 2002 compared to $146.3 million in 2001. The increase in electronic sales was driven by increased demand in the Asia region and sales from the Semitron Industries acquisition, partially offset by weakness in Europe and North America. Excluding sales of Semitron products, electronic sales in 2002 were flat as compared to the prior year. Automotive sales increased $7.1 million or 8% to $98.2 million in 2002 compared to $91.1 million in 2001, due to strength in vehicle production in North America and strengthening of the Euro against the U.S. Dollar. Electrical product sales decreased $0.5 million or 2% to $34.2 million in 2002 compared to $34.7 million in 2001, due to continued weakness in commercial construction and lower levels of industrial activity in the North American market. International sales increased 8% to $152.2 million or 53.7% of net sales in 2002 from $141.3 million or 51.9% of net sales in 2001. The increase in international sales was primarily due to strong demand for electronic products in Asia.

Gross profit was $88.6 million or 31.3% of sales in 2002 compared to $85.6 million or 31.5% of sales in 2001. The gross profit margin was negatively affected by increased price pressure for electronic products and the addition of Semitron, which had been operating at approximately breakeven levels.

Selling, general and administrative expenses increased $1.4 million to $63.6 million in 2002, from $62.2 million in 2001, primarily due to 2002 restructuring expense of $2.0 million partially offset by reductions in head count. As a percentage of sales, selling, general and administrative expenses decreased to 22.4% in 2002 from 22.9% in 2001. Research and development costs decreased $0.5 million to $8.3 million, representing 2.9% of sales in 2002 as compared to 3.3% of sales in 2001. Amortization of reorganization value and other intangibles was $0.8 million or 0.3% of sales for 2002 compared to $6.0 million or 2.2% of sales for the prior year. The decrease in amortization expense resulted from the combination of the adoption of SFAS No. 142 and a natural drop off of patent amortization. The adoption of SFAS No. 142 reduced amortization expense by $3.4 million in the year, and the net natural drop off of intangible amortization provided an additional reduction of $1.8 million in the year. Total operating expenses, including intangible amortization, was 25.7% of sales in 2002, compared to 28.3% of sales in 2001.

Operating income in 2002 increased 87% to $15.9 million or 5.6% of sales compared to $8.5 million or 3.1% of sales in the prior year. The improvement in operating income was driven by lower restructuring charges and the reduction of amortization expense discussed above.

Interest expense was $2.7 million in 2002 compared to $3.3 million in 2001 due to lower average debt levels in 2002. Other income, net, consisting of gain on the sale of certain non-core product lines, interest income, royalties and foreign currency items was $1.8 million compared to other income, net, of $1.1 million in the prior year.

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

The Company has a domestic unsecured revolving credit line of $50.0 million, which matures on August 26, 2006. At January 3, 2004, there were no borrowings against this credit line. The Company's subsidiary in Japan also has an unsecured credit line of Yen 0.9 billion. At January 3, 2004, Yen 0.9 billion was drawn on the credit line in Japan.

The Company's bank credit agreement requires maintenance of certain financial ratios and a minimum net worth level. At January 3, 2004, the Company was in compliance with these covenants. If the Company were to default on any of the bank agreement debt covenants, and were unable to obtain a waiver from the lenders, the debt would be callable by the lenders. The Company believes that default of any of the debt covenants is unlikely for the foreseeable future since it expects the results of operations to be within the minimum levels to continue to be in compliance with the debt covenants.

The Company started 2003 with $27.8 million of cash. Net cash provided by operations was $50.0 million in the year. Cash used in investing activities included $14.0 million in purchases of property, plant and equipment, $44.6 million for the acquisition of Teccor and $8.8 million in net proceeds from the sale of marketable securities. Cash used in financing activities included net payments of long-term debt of $11.5 million partially offset by cash proceeds from the exercise of stock options of $4.3 million. The effect of exchange rate changes increased cash by $1.5 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $5.6 million net decrease in cash. This left the Company with a cash balance of $22.1 million at the end of 2003.

Decreases in net working capital provided $13.5 million of cash flow in 2003. The major factors contributing to lower working capital were a decrease in inventory of $5.9 million, a $5.0 million increase in accounts payable and accrued expenses and a $1.3 million reduction in prepaid and other items. Net working capital (working capital less cash, marketable securities and the current portion of long-term debt) as a percent of sales was 18.3% at year-end 2003 compared to 20.9% at year-end 2002 and 21.8% at year-end 2001. The days sales was outstanding in accounts receivable decreased to 50 days at year-end 2003 compared to 54 days at year-end 2002 and 61 days at year-end 2001. Days inventory outstanding was 71 days at year-end 2003 compared to 88 days at year-end 2002 and 99 days at year-end 2001.

The ratio of current assets to current liabilities was 1.8 to 1 at year-end 2003 compared to 2.3 to 1 at year-end 2002 and 2.2 to 1 at year-end 2001. The ratio of long-term debt to equity was 0.0 to 1 at year-end 2003 compared to 0.1 to 1 at year-end 2002 and 0.2 to 1 at year-end 2001.

The Company started 2002 with $34.5 million of cash. Net cash provided by operations was $40.8 million in the year. Cash used in investing activities included $8.4 million in purchases of property, plant and equipment, $15.0 million for the acquisition of Semitron Industries and $8.8 million in purchases of marketable securities. Cash used in financing activities included cash proceeds from the exercise of stock options of $1.6 million, offset by repurchase of the Company's common stock for $3.6 million and net payments of long-term debt of $13.0 million. The effect of exchange rate changes decreased cash by $0.4 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $6.8 million net decrease in cash. This left the Company with a cash balance of $27.8 million at the end of 2002.

Decreases in net working capital provided $11.8 million of cash flow in 2002. The major factors contributing to lower working capital were a decrease in inventory of $4.8 million, a $2.8 million reduction in accounts receivable, a $3.3 million increase in accounts payable and accrued expenses and a $0.9 million reduction in prepaid and other items. Net working capital (defined as working capital less cash, marketable securities and the current portion of long-term debt) as a percent of sales was 20.9% at year-end 2002 compared to 21.8% at year-end 2001 and 20.0% at year-end 2000. The days sales outstanding in accounts receivable decreased to 54 days at year-end 2002 compared to 61 days at year-end 2001 and 58 days at year-end 2000. Days inventory outstanding was 88 days at year-end 2002 compared to 99 days at year-end 2001 and 109 days at year-end 2000. The improvements in days sales outstanding and days inventory outstanding are driven by increased focus on working capital management.

The Company's capital expenditures were $14.0 million in 2003, $8.4 million in 2002 and $14.1 million in 2001. The Company expects that capital expenditures in 2004 will be higher than 2003. The primary purposes for capital expenditures in 2004 will be for new product tooling, production equipment, facility expansion and capital spending related to Teccor. As in 2003, the Company expects to finance capital expenditures in 2004 through cash flow from operations.

The Company decreased total debt by $11.5 million in 2003 after decreasing debt by $13.0 million in 2002 and $6.0 million in 2001. The Company is required to repay $10.0 million of its Senior Notes in 2004. Separately, the Company has $8.4 million in renewable foreign credit facilities outstanding at January 3, 2004, due in 2004. The Company's Board of Directors has authorized the Company to repurchase shares of its common stock, from time to time, depending on market conditions. The Company repurchased zero common shares in 2003, 225,800 common shares for $3.6 million in 2002 and 50,000 common shares for $1.3 million in 2001.

Contractual Obligations

The following table summarizes contractual obligations and commitments, as of January 3, 2004 (in thousands):

                                                         Payment Due By Period
                                     ---------------------------------------------------------------
                                                 Less than                                 More than
Contractual Obligations              Total         1 year     1 - 3 years   3 - 5 years     5 years
-----------------------              -----         ------     -----------   -----------     -------
Long-term debt obligations          $28,697        $18,496      $10,161      $      40        $  --
Interest payments                     1,513          1,111          402             --           --
Operating lease payments              8,830          3,764        4,009          1,057           --
Total                               $39,040        $23,371      $14,572      $   1,097        $  --

Critical Accounting Policies

Certain of the accounting policies as discussed below require the application of significant judgment by management in selecting the appropriate estimates and assumptions for calculating amounts to record in the financial statements. Actual results could differ from those estimates and assumptions, impacting the reported results of operations and financial position. Significant accounting policies are more fully described in the notes to the audited financial statements included elsewhere in this annual report. Certain accounting policies, however, are considered to be critical in that they are most important to the depiction of the Company's financial condition and results of operations and their application requires management's subjective judgment in making estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts: The Company evaluates the collectibility of its trade receivables based on a combination of factors. The Company regularly analyzes its significant customer accounts and, when the Company becomes aware of a specific customer's inability to meet its financial obligations, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records allowances for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. Historically, the allowance for doubtful accounts has been adequate to cover bad debts. If circumstances related to specific customers change, the estimates of the recoverability of receivables could be further adjusted. However, due to the Company's diverse customer base and lack of credit concentration, the Company does not believe its estimates would be materially impacted by changes in its assumptions.

Inventory: The Company performs a detailed assessment of inventory, which includes a review of, among other factors, demand requirements, product life cycle and development plans, component cost trends, product pricing and quality issues. Based on the analysis, the Company records adjustments to inventory for excessiveness, obsolescence or impairment when appropriate to reflect inventory at net realizable value. Historically, inventory reserves have been adequate to reflect inventory at net realizable values. Revisions to inventory adjustments may be required if actual demand, component costs or product life cycles differ from estimates. However, due to the Company's diverse product lines and end user markets, the Company does not believe its estimates would be materially impacted by changes in its assumptions.

Goodwill and Other Intangibles: Purchase accounting requires use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets purchased and liabilities assumed. The Company has accounted for its acquisitions using the purchase method of accounting.

The Company determined the fair value of each of the business segments by benchmarking acquisition multiples of comparable manufacturing and distribution companies. This analysis is based upon comparable companies as determined by management and data from sources of publicly available information available at the time of preparation. In making these projections, the Company considered the markets it was addressing, the competitive environment and its advantages. The Company determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. The Company will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist. Factors the Company consider important which could result in changes to its estimates include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to the diverse end user base and no-discretionary product demand, the Company does not believe its future operating results will vary significantly relative to its historical and projected future operating results.

Long-Lived Assets: The Company evaluates long-lived assets on an ongoing basis. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value. The Company's estimates of future cash flows could be impacted if it underperforms relative to historical or projected future operating results. However, due to the Company's diverse product lines and end user markets, the Company does not believe its estimates would be materially impacted by changes in its assumptions.

Other Contingencies: In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relations, product liability claims, trademark rights and a variety of other matters. The Company records contingent liabilities resulting from claims against it when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company discloses contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. Currently, the Company does not believe that any of its pending legal proceedings or claims will have a material impact on its financial position or results of operations. However, if actual or estimated probable future losses exceed the Company's recorded liability for such claims, it would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

Market Risk

The Company is exposed to market risk from changes in interest rates, foreign exchange rates and commodities.

The Company had long-term debt outstanding at January 3, 2004, in the form of Senior Notes at fixed interest rates and a foreign line of credit at variable rates. Since 70% of this debt has fixed interest rates, the Company's interest expense is not materially sensitive to changes in interest rate levels.

A portion of the Company's operations consists of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, U.K., Ireland, Switzerland, China and the Philippines. During 2003, sales exported from the United States or manufactured abroad accounted for 55.9% percent of total sales. Substantially all sales in Europe are denominated in Euros, U.S. Dollars and British Pound Sterling, and substantially all sales in the Asia-Pacific region are denominated in U.S. Dollars, Japanese Yen and South Korean Won.

The Company's identifiable foreign exchange exposures result from the purchase and sale of products from affiliates, repayment of intercompany trade and loan amounts and translation of local currency amounts in consolidation of financial results. As international sales were slightly more than half of total sales, a significant portion of the resulting accounts receivable is denominated in foreign currencies. Changes in foreign currency exchange rates or weak economic conditions in the foreign countries in which it manufactures and distributes products could affect the Company's sales, accounts receivable values and financial results. The Company uses netting and offsetting intercompany account management techniques to reduce known foreign currency exposures where possible and also considers the use of derivative instruments to hedge certain foreign currency exposures deemed to be material. The Company has entered into cross currency interest rate swaps, as discussed in Note 7 of the Notes to Consolidated Financial Statements, designated as a cash flow hedge of the foreign currency exchange rate risk associated with forecasted intercompany sales transactions denominated in Japanese Yen.

The Company uses various metals in the production of its products, including zinc, copper, silver and platinum. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk.

Outlook

Sales in 2004 are expected to improve slightly in the automotive and electrical markets. Sales in the electronics market are expected to show steady growth, particularly in Asian markets. As these markets improve, the Company believes its long-term growth strategy, which emphasizes development of new circuit protection products and providing customers with solutions and technical support in all major regions of the world, will drive sales growth in all of its markets.

With the expectation of continued pricing pressure, the Company initiated a manufacturing rationalization program in 2001 emphasizing consolidation of plants and transfer of manufacturing to lower cost locations. The program involved manufacturing plant closures in the U.S., U.K. and Korea and workforce reductions in Ireland. The program is substantially completed as of January 3, 2004. The Company plans to initiate a new series of projects in 2004 to consolidate and reduce costs in its global manufacturing and distribution operations. These programs are expected to generate sufficient cost savings to more than offset price erosion in 2004. The Company also plans to increase research and development spending to accelerate new product development in order to help to drive future sales growth. The benefits of incremental volume improvements and cost savings are expected to have a favorable impact on earnings in 2004.

The Company is working to expand its market share in the overvoltage circuit protection market with the addition of products and technology through the Semitron Industries, Harris Suppression Products and Teccor acquisitions and the ability to offer customers total circuit protection solutions. The Company remains committed to investing in new product development and technical resources to provide customers with overcurrent and overvoltage circuit protection solutions and expertise.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995 The statements in this section, the letter to shareholders and in the other sections of this report which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development and patent protection, commercialization and technological difficulties, capacity and supply constraints or difficulties, exchange rate fluctuations, actual purchases under agreements, the effect of the Company's accounting policies, labor disputes, restructuring costs in excess of expectations, pension plan asset returns less than assumed, integration of acquisitions, and other risks which may be detailed in the Company's Securities and Exchange Commission filings.

Report of Independent Auditors

The Board of Directors and  Shareholders of Littelfuse, Inc.
We have audited the accompanying consolidated balance sheets of Littelfuse, Inc. and subsidiaries as of January 3, 2004 and December 28, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries as of January 3, 2004 and December 28, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements in the year ended December 28, 2002, the Company changed its method of accounting for goodwill.


/s/ ERNST & YOUNG LLP

Ernst & Young LLP

Chicago, Illinois
February 3, 2004

Consolidated Balance Sheets

(In Thousands)                                                          January 3, 2004     December 28, 2002
--------------                                                          ---------------     -----------------
ASSETS
Current assets:
 Cash and cash equivalents                                                 $  22,128            $   27,750
 Short-term investments                                                           --                 8,806
 Accounts receivable, less allowances (2003 -- $7,470; 2002 - $7,330)         52,149                40,810
 Inventories                                                                  52,598                44,533
 Deferred income taxes                                                        17,096                12,451
 Prepaid expenses and other current assets                                     5,169                 2,695
                                                                          ----------            ----------
Total current assets                                                         149,140               137,045

Property, plant, and equipment:
 Land                                                                          8,572                 9,738
 Buildings                                                                    38,531                32,733
 Equipment                                                                   205,697               172,266
                                                                          ----------            ----------
                                                                             252,800               214,737
Accumulated depreciation                                                    (154,321)             (133,615)
                                                                          ----------            ----------
                                                                              98,479                81,122
Intangible assets, net of amortization:
 Patents and licenses                                                             17                    36
 Distribution network                                                          4,113                 4,607
 Trademarks                                                                    7,813                 2,270
 Goodwill                                                                     48,643                49,043
                                                                          ----------            ----------
                                                                              60,586                55,956
Other assets                                                                   3,365                 3,355
                                                                          ----------            ----------
Total assets                                                              $  311,570            $  277,478
                                                                          ----------            ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                         $   15,206            $   11,094
 Accrued payroll                                                              20,894                17,373
 Accrued expenses                                                             15,077                 8,425
 Accrued income taxes                                                         13,715                 4,416
 Current portion of long-term debt                                            18,496                18,994
                                                                          ----------            ----------
Total current liabilities                                                     83,388                60,302

Long-term debt, less current portion                                          10,201                20,252
Deferred income taxes                                                             --                 1,713
Accrued post-retirement benefits                                               4,564                 9,027
Other long-term liabilities                                                    1,215                   473

Shareholders' equity:
 Preferred stock, par value $.01 per share:  1,000,000 shares authorized;
  no shares issued and outstanding                                                --                    --
 Common stock, par value $.01 per share:  34,000,000 shares authorized;
  shares issued and outstanding, 2003 - 22,002,119; 2002 - 21,759,065            220                   218
Additional paid-in capital                                                    75,859                71,918
Notes receivable - Common stock                                               (3,550)               (3,900)
Accumulated other comprehensive loss                                          (3,042)               (9,901)
Retained earnings                                                            142,715               127,376
Total shareholders' equity                                                   212,202               185,711
                                                                          ----------            ----------
Total liabilities and shareholders' equity                                $  311,570            $  277,478
                                                                          ----------            ----------

See accompanying notes.

Consolidated Statements of Income

(In Thousands, Except per Share Amounts)
Year Ended                                                 January 3, 2004  December 28, 2002  December 29, 2001
----------                                                 ---------------  -----------------  -----------------
Net sales                                                      $339,410          $283,267           $272,149
Cost of sales                                                   234,984           194,644            186,557
                                                               --------          --------           --------
Gross profit                                                    104,426            88,623             85,592

Selling, general and administrative expenses                     68,579            63,591             62,197
Research and development expenses                                 8,694             8,334              8,883
Amortization of intangibles                                       1,072               767              5,972
                                                               --------          --------           --------
Operating income                                                 26,081            15,931              8,540

Interest expense                                                  2,045             2,653              3,291
Other expense (income), net                                          68            (1,753)            (1,112)
                                                               --------          --------           --------
Income before income taxes                                       23,968            15,031              6,361
Income taxes                                                      8,629             5,411              2,291
                                                               --------          --------           --------
Net income                                                     $ 15,339          $  9,620           $  4,070
                                                               --------          --------           --------

Net income per share:
Basic                                                          $   0.70          $   0.44           $   0.20
Diluted                                                        $   0.70          $   0.44           $   0.19
                                                               --------          --------           --------

Weighted-average shares and equivalent shares outstanding:
Basic                                                            21,881            21,858             19,951
Diluted                                                          22,004            21,971             21,731
                                                               --------          --------           --------

See accompanying notes.

Consolidated Statements of Cash Flows

(In Thousands)
Year Ended                                                 January 3, 2004  December 28, 2002  December 29, 2001
----------                                                 ---------------  -----------------  -----------------
Operating activities
Net income                                                     $ 15,339          $  9,620           $  4,070
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation                                                   20,029            18,137             19,710
  Amortization of intangibles                                     1,072               767              5,972
  Provision for bad debts                                            50               356                308
  Deferred income taxes                                          (6,458)             (575)            (7,531)
  Other                                                            (205)              651               (435)
  Changes in operating assets and liabilities:
   Accounts receivable                                              387             2,794             10,573
   Inventories                                                    5,865             4,762             11,873
   Accounts payable and accrued expenses                         12,584             3,296             (3,710)
   Prepaid expenses and other                                     1,290               950               (520)
                                                               --------          --------           --------
Net cash provided by operating activities                        49,953            40,758             40,310

Investing activities

Purchases of property, plant, and equipment, net                (14,041)           (8,360)           (14,121)
Purchase of businesses, net of cash acquired                    (44,590)          (15,031)              (168)
Purchase of marketable securities                                (1,598)          (13,747)                --
Sale of marketable securities                                    10,404             4,941                 --
                                                               --------          --------           --------
Net cash used in investing activities                           (49,825)          (32,197)           (14,289)

Financing activities
Proceeds from long-term debt                                     30,500               112             15,855
Payments of long-term debt                                      (41,996)          (13,130)           (21,887)
Proceeds from exercise of stock options and warrants              4,291             1,614             10,519
Purchases of common stock and redemption of warrants                 --            (3,556)            (1,256)
                                                               --------          --------           --------
Net cash provided by (used in) financing activities              (7,205)          (14,960)             3,231
Effect of exchange rate changes on cash                           1,455              (378)              (216)
                                                               --------          --------           --------
Increase (decrease) in cash and cash equivalents                 (5,622)           (6,777)            29,036
Cash and cash equivalents at beginning of year                   27,750            34,527              5,491
                                                               --------          --------           --------
Cash and cash equivalents at end of year                       $ 22,128          $ 27,750           $ 34,527
                                                               --------          --------           --------

See accompanying notes.

Consolidated Statements of Shareholders' Equity


                                                                      Notes       Accumulated
                                                       Additional  Receivable -      Other
                                              Common    Paid-In      Common      Comprehensive    Retained
(In Thousands)                                Stock     Capital      Stock           Loss         Earnings      Total
--------------                                -----     -------      -----           ----         --------     --------
Balance at December 30, 2000                  $198      $60,223     $(3,353)      $ (7,874)       $117,533     $166,727
Comprehensive income:
 Net income for the year                        --           --          --             --           4,070        4,070
 Foreign currency translation adjustment        --           --          --         (2,391)             --       (2,391)
                                              ----      -------     -------       --------        --------     --------
Comprehensive income                                                                                              1,679
Stock options and warrants exercised            21       10,593         (95)            --              --       10,519
Purchase of 50,000 shares of common stock       --         (175)         --             --          (1,081)      (1,256)
                                              ----      -------     -------       --------        --------     --------

Balance at December 29, 2001                  $219      $70,641     $(3,448)     $ (10,265)       $120,522     $177,669
Comprehensive income:
 Net income for the year                        --           --          --             --           9,620        9,620
 Change in net unrealized loss on derivatives   --           --          --           (231)             --         (231)
 Minimum pension liability adjustment,
  net of tax                                    --           --          --         (3,462)             --       (3,462)
 Foreign currency translation adjustment        --           --          --          4,057              --        4,057
                                              ----      -------     -------       --------        --------     --------
Comprehensive income                                                                                              9,984
Stock options and warrants exercised             1        2,065        (452)            --              --        1,614
Purchase of 225,800 shares of common stock      (2)        (788)         --             --          (2,766)      (3,556)
                                              ----      -------     -------       --------        --------     --------

Balance at December 28, 2002                  $218      $71,918     $(3,900)       $(9,901)       $127,376     $185,711
Comprehensive income:
 Net income for the year                        --           --          --             --          15,339       15,339
 Change in net unrealized loss on derivatives   --           --          --           (770)             --         (770)
 Minimum pension liability adjustment,
  net of tax                                    --           --          --          3,216              --        3,216
 Foreign currency translation adjustment        --           --          --          4,413              --        4,413
                                              ----      -------     -------       --------        --------     --------
Comprehensive income                            --           --          --             --              --       22,198
Payments on notes receivable                    --           --         350             --              --          350
Stock options and warrants exercised             2        3,941          --             --              --        3,943
                                              ----      -------     -------       --------        --------     --------
Balance at January 3, 2004                    $220      $75,859     $(3,550)       $(3,042)       $142,715     $212,202
                                              ----      -------     -------       --------        --------     --------


See accompanying notes.

Notes to Consolidated Financial Statements
January 3, 2004 and December 28, 2002

1.
Summary of Significant Accounting Policies and Other Information

Nature of Operations Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell circuit protection devices for use in the automotive, electronic and electrical markets throughout the world.

Fiscal Year The Company's fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001, and contained 53, 52 and 52 weeks, respectively.

Basis of Presentation The consolidated financial statements include the accounts of Littelfuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation.

Cash Equivalents All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.

Short-term Investments Short-term investments consist primarily of liquid debt instruments purchased with maturity dates greater than three months. The Company has determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses reported in "Shareholders' Equity" as a component of "Accumulated Other Comprehensive Income (Loss)." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income or expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Fair Value of Financial Instruments The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable and long-term debt. The carrying values of such financial instruments approximate their estimated fair values.

Accounts Receivable The Company performs credit evaluations of customers' financial condition and generally does not require collateral. Credit losses are provided for in the financial statements based upon specific knowledge of a customer's inability to meet its financial obligations to the Company. Historically, credit losses have consistently been within management's expectations and have not been a material amount. The Company also maintains allowances against accounts receivable for the settlement of rebates and sales discounts to customers. These allowances are based upon specific customer sales and sales discounts as well as actual historical experience.

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

Intangible Assets Prior to the adoption of the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on December 30, 2001, reorganization value in excess of amounts allocable to identifiable assets and trademarks was amortized using the straight-line method over 20 years. Trade name is amortized using the straight-line method over its estimated useful life of 10 years. Patents are amortized using the straight-line method over their estimated useful lives, which average approximately 10 years. The distribution network has been amortized using an accelerated method over 20 years. Licenses have been amortized using an accelerated method over their estimated useful lives, which average approximately 9 years. Other intangible assets consisting principally of goodwill were amortized over 10 to 20 years.

Revenue Recognition In accordance with the Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," issued in December 2003, sales and associated costs are recognized in accordance with customer shipping terms which is when the transfer of title to the customer occurs. Such revenue is recognized when collectibility is reasonably assured.

Advertising Costs The Company expenses advertising costs as incurred which amounted to $1.2 million in 2003, $2.1 million in 2002 and $1.1 million in 2001.

Foreign Currency Translation The Company's foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities are translated using exchange rates at the balance sheet date and revenues and expenses are translated at weighted average rates. Adjustments from the translation process are reflected as a component of shareholders' equity.

Derivative Instruments The Company recognizes derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use and designation of the derivative instrument. For derivatives designated as cash flow hedges, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the consolidated financial statements. The market risk associated with these instruments resulting from interest rate movements is expected to offset the market risk of the underlying transactions being hedged. The counterparties to the agreements relating to the Company's cross currency rate instruments consist of major international financial institutions with high credit ratings. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors the credit ratings of such counterparties, and limits the financial exposure and amount of agreements entered into with any one financial institution. While the notional amounts of the derivative financial instruments provides one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparty.

Stock-Based Compensation As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," using the intrinsic value method. Generally, the Company grants stock options for a fixed number of shares with an exercise price equal to the market price of the underlying stock at the date of grant and, accordingly, does not recognize compensation expense. On certain occasions, the Company has granted stock options for a fixed number of shares with an exercise price below that of the underlying stock on the date of the grant and recognizes compensation expense accordingly. This compensation expense has not been material. See Note 9 for additional information on stock-based compensation.

The following table discloses our pro forma net income and diluted net income per share had the valuation methods under SFAS 123 been used for our stock option grants. The table also discloses the weighted average assumptions used in estimating the fair value using the Black-Scholes option pricing method.

(In thousands, except per share amounts)         2003         2002        2001
----------------------------------------       --------     --------    --------
Net income as reported                         $ 15,339     $  9,620    $  4,070
Stock option compensation
 expense, net of tax                             (1,149)      (1,022)     (1,436)
                                               --------     --------    --------
Pro forma net income                           $ 14,190     $  8,598    $  2,634
                                               ========     ========    ========

Basic net income per share
As reported                                    $   0.70     $   0.44    $   0.20
Pro forma                                      $   0.65     $   0.39    $   0.13
Diluted net income per share
As reported                                    $   0.70     $   0.44    $   0.19
Pro forma                                      $   0.65     $   0.39    $   0.13
Risk-free interest rate                            3.45%        3.24%       5.11%
Expected dividend yield                               0%           0%          0%
Expected stock price volatility                    46.9%        41.4%       58.6%
Expected life of options                        8 years      8 years     8 years
                                               --------     --------    --------

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

Shipping and Handling Fees and Costs Amounts billed to customers in a sales transaction represent fees earned for the goods provided and, accordingly, amounts billed related to shipping and handling should be classified as revenue. Costs incurred for shipping and handling of $4.3 million, $3.6 million and $3.1 million in 2003, 2002 and 2001, respectively, are classified in Selling, General, and Administrative Expenses.

Accounting Pronouncements In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Statement 142 also requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Company adopted the provisions of Statement 142 as of December 30, 2001. The Company has tested goodwill for impairment both as of the date of adoption of Statement No. 142 and September 27, 2003 and as of September 29, 2002 as prescribed in Statement 142 and determined that there was no impairment. The effect of non-amortization of goodwill had Statement 142 been effective at the beginning of each year is as follows:

(In thousands, except per share amounts)                 2003             2002              2001
----------------------------------------               --------         --------          --------
Net income as reported                                 $ 15,339         $  9,620          $  4,070
Add back: Goodwill
 amortization, net of tax                                    --               --             2,145
Adjusted net income                                    $ 15,339         $  9,620          $  6,215

Basic net income per share
As reported                                            $   0.70         $   0.44          $   0.20
Goodwill amortization                                        --               --              0.11
Adjusted basic net income
 per share                                             $   0.70         $   0.44          $   0.31

Diluted net income per share
As reported                                            $   0.70         $   0.44          $   0.19
Goodwill amortization                                        --               --              0.10
Adjusted diluted net income share                      $   0.70         $   0.44          $   0.29
                                                       --------         --------          --------

Restructuring Costs Included in the Company's operating results for the year ended December 29, 2001 are restructuring charges of $6.3 million in cost of sales. These charges were reported on a separate line entitled "Restructuring expense" in the prior year's consolidated financial statements. During 2003 these charges were reclassified to cost of sales. The Company expects these types of charges to be incurred in the future as part of the Company's on-going cost reduction efforts. These charges resulted from the Company's plant closures in the U.S. and the U.K., workforce reductions in Korea and the write-down of manufacturing equipment. Restructuring charges for the closure of the U.S. and the U.K. plants included $4.1 million of employee termination costs covering 462 technical, production, and production related employees. Restructuring of the Korea manufacturing operations included $1.1 million of employee termination costs covering 50 technical, production, administrative and support employees. The remaining $1.1 million of the restructuring expense relates to the non-cash write-down of manufacturing equipment. Restructuring charges incurred in 2001 were paid by December 29, 2001, Included in the Company's operating results for the year ended December 28, 2002 are restructuring charges of $3.7 million, consisting of $1.7 million of cost of sales and $2.0 million of selling, general and administrative expense, respectively. These charges were reported on a separate line entitled "Restructuring expense" in the prior year's consolidated financial statements. During 2003 these charges were reclassified to cost of sales and selling, general and administrative expenses. The Company expects these types of charges to be incurred in the future as part of the Company's on-going cost reduction efforts. These charges resulted from the Company's plant closure in Korea, workforce reductions in Ireland and the write-down of manufacturing equipment. Restructuring charges for the closure of the Korea plant included $1.5 million of employee termination costs covering 62 technical, production, administrative and support employees. Restructuring of the Ireland manufacturing operations included $1.4 million of employee termination costs covering 19 technical, production, administrative and support employees. The remaining $0.8 million of the restructuring expense relates to the non-cash write-down of manufacturing equipment. All restructuring liabilities that existed at December 28, 2002 were paid during 2003. Included in the Company's operating results for the year ended January 3, 2004 are restructuring charges of $3.2 million in cost of sales related to employee termination costs. These charges primarily result from the Company's planned workforce reduction of 29 production related employees in Ireland. Of the $3.2 million restructuring charges accrued in 2003, $3.1 million was paid in 2003 and the remaining $0.1 million is expected to be paid in 2004.

2. Acquisition of Business

On July 7, 2003, the Company completed the acquisition of all of the outstanding stock of Teccor Electronics, Inc. (`Teccor'), a subsidiary of Invensys plc for $44.6 million in cash, plus a future payment of $5.0 million contingent on sales of Teccor products reaching $107.0 million for calendar year 2005. Teccor manufactures semiconductor products for the telecommunications and industrial market segments, including transient voltage suppression devices and power switching devices. The addition of Teccor's transient voltage suppression products expands the Company's line of overvoltage products and strengthens its position in the telecom and industrial market segments. The acquisition was accounted for using the purchase method and the operations of Teccor are included in the Company's operations from the date of acquisition. The allocation of the purchase price resulted in no goodwill. The acquisition was funded with cash on hand and borrowings under the Company's $50.0 million revolving credit facility. The allocation of purchase price, net of cash, is as follows:

(in thousands)
--------------
Current assets                                              $ 27,508
Property, plant and equipment                                 21,550
Intangible asset                                               6,100
Deferred tax assets                                            6,703
Current liabilities                                           (9,985)
Purchase accounting liabilities                               (6,900)
Other long term liabilities                                     (386)
                                                            --------
Total purchase price, net of cash                           $ 44,590
                                                            --------

Purchase accounting liabilities are estimated to be $6.9 million and are primarily for redundancy costs related to manufacturing operations and selling, general and administrative functions. The Company began formulating the plan to incur these costs as of the acquisition date. Included in this amount is $0.7 million to reflect the obligation of Teccor to remit to Invensys proceeds from the sale of land. As of January 3, 2004, $0.7 million of restructuring payments related to employee severance have been paid leaving a balance of $6.2 million in purchase accounting liabilities at January 3, 2004. The remaining accrued liabilities are expected to be paid by the end of the 2004 fiscal year.

The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the acquisition had occurred on December 30, 2001.

(In thousands, except per share data)
 For the year ended                                              2003             2002
------------------                                               ----             ----
Net revenues                                                   $375,797         $363,384
Net income from operations                                       23,211            9,773
Net income                                                       13,179            4,920
Diluted net income per share                                   $   0.60         $   0.22
                                                               --------         --------

These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what actual results would have been had the acquisition been completed as of the beginning of the respective periods, or of future results.

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

3. Inventories

The components of inventories are as follows at January 3, 2004 and December 28, 2002 (in thousands):

                                                                 2003             2002
                                                                 ----             ----
Raw materials                                                   $11,783          $10,084
Work in process                                                  16,224           11,615
Finished goods                                                   24,591           22,834
                                                                -------          -------
Total net inventory                                             $52,598          $44,533
                                                                -------          -------

4. Intangible Assets

The Company recorded amortization expense of $1.1 million, $0.8 million and $6.0 million in 2003, 2002 and 2001, respectively. The details of intangible assets and future amortization expense of existing intangible assets at January 3, 2004, are as follows (in thousands):

                                            As of January 3, 2004                   As of December 28, 2002
                                    -----------------------------------     -------------------------------------
                                      Gross                  Weighted         Gross                    Weighted
                                    Carrying   Accumulated    Average       Carrying    Accumulated     Average
                                      Value   Amortization  Useful Life       Value     Amortization  Useful Life
                                    --------  ------------  -----------     --------    ------------  -----------
Patents and licenses                 $22,820       $22,803         8.0       $22,820       $22,784         8.0
Distribution network                  13,440         9,327        20.0        13,440         8,833        20.0
Trademarks and tradenames             11,145         3,332        15.0         5,045         2,775        20.0
                                     -------       -------        ----       -------       -------        ----
Total                                $47,405       $35,462        12.3       $41,305       $34,392        12.8

Estimated amortization expense related to intangible assets with definite lives at January 3, 2004, is as follows (in thousands):

2004                                      $ 1,951
2005                                        1,934
2006                                        1,934
2007                                        1,934
2008                                        1,934
Thereafter                                  2,256
                                          -------
                                          $11,943
                                          -------


The amounts for goodwill by operating segment are as follows at January 3, 2004 and December 28, 2002 (in thousands):

                                            2003             2002
                                            ----             ----
Americas                                   $36,492          $36,837
Europe                                      11,703           11,758
Asia                                           448              448
                                           -------          -------
Total goodwill                             $48,643          $49,043
                                           -------          -------

5. Long-Term Obligations

The carrying amounts of long-term debt, which approximate fair value, are as follows at January 3, 2004 and December 28, 2002 (in thousands):

                                           2003             2002
                                           ----             ----
6.16% Senior Notes, maturing 2005        $20,000          $30,000
Revolving credit facility                     --               --
Other obligations                          8,697            9,096
Capital lease obligations                     --              150
                                         -------          -------
                                          28,697           39,246
Less: Current maturities                  18,496           18,994
                                         -------          -------
                                         $10,201          $20,252
                                         -------          -------

The Company has unsecured domestic financing arrangements consisting of Senior Notes with insurance companies and a credit agreement with banks that provides a $50.0 million revolving credit facility. The Senior Notes require minimum annual principal payments. No principal payments are required for borrowings against the revolving line of credit until the line matures on August 26, 2006. At January 3, 2004, the Company had available $50.0 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 1.0%. The bank credit agreement provides for letters of credit of up to $5.0 million as part of the available line of credit. At January 3, 2004, the Company had $1.9 million of outstanding letters of credit.

The Company also has an unsecured bank line of credit in Japan that provides a Yen 0.9 billion revolving credit facility at an interest rate of TIBOR plus 1.0% (1.08% as of January 3, 2004. At January 3, 2004, the Company had an equivalent of $8.4 million outstanding on the Yen facility.

The Senior Notes and bank credit agreement contain covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At January 3, 2004 and for the year then ended, the Company was in compliance with these covenants.

Aggregate maturities of long-term obligations at January 3, 2004, are as follows (in thousands):

2004                                         $18,496
2005                                          10,081
2006                                              80
2007                                              40
2008 and thereafter                               --
                                             -------
                                             $28,697
                                             -------

Interest paid on long-term debt approximated $2.1 million in 2003, $2.5 million in 2002 and $3.1 million in 2001.

6. Short-term Investments

Short-term investments consist primarily of liquid debt instruments purchased with remaining maturity dates greater than three months.

The following is a summary of short-term investments classified as "available-for-sale" securities as of December 28, 2002 (in thousands):

Debt/equity securities:
 Amortized cost                         $8,808
 Gross unrealized gains                      2
 Gross unrealized losses                     4
                                        ------
 Estimated fair value                   $8,806
                                        ------

Proceeds from the sales of short-term investments in 2003 were $10.4 million. Realized gains and losses on the sales of securities are based on the specific identification method and included in earnings. During 2003, realized gains on sales of securities were not material to the results of operations and there were no realized losses. During 2002, there were no realized gains, and losses on sales of securities were not material to the results of operations.

7. Derivatives and Hedging

On June 11, 2002, the Company entered into cross-currency rate swaps, with a notional amount of $11.6 million and a maturity date of September 5, 2005. The cross-currency rate swaps convert a portion of the Company's U.S. Dollar fixed rate debt to fixed rate Japanese Yen debt and have been designated as a cash flow hedge of the variability of Yen cash flows attributable to the exchange rate risk on forecasted intercompany sales of inventory to a Japanese subsidiary. The notional amount outstanding at January 3, 2004, was $6.8 million and the fair value of the outstanding cross-currency rate swap agreements was recognized as a $1.1 million liability and as a charge to consolidated equity as a component of other comprehensive income in the Consolidated Balance Sheet at January 3, 2004. The notional amount outstanding at December 28, 2002, was $10.0 million and the fair value of the outstanding cross-currency rate swap agreements was recognized as a $0.2 million liability and as a charge to comprehensive loss as a component of other comprehensive loss in the Consolidated Balance Sheet at December 28, 2002. There were no cross-currency rate swaps outstanding as of December 29, 2001.

8. Benefit Plans

The Company has a defined-benefit pension plan covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average pay. The plan also provides post-retirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The Company also has defined benefit pension plans covering employees in the U.K., Ireland, Japan and the Netherlands. The amount of these retirement benefits is based on years of service and final average pay. Liabilities resulting from the plan that covers employees in the Netherlands are settled annually through the purchase of insurance contracts. Separate from the foreign pension data presented below, net periodic expense for the plan covering Netherlands employees was $0.3 million, $0.3 million and $0.2 million in 2003, 2002 and 2001, respectively.

The Company's contributions are made in amounts sufficient to satisfy legal requirements and ensure funding to at least 90% of the ERISA Current Liability amount. In 2004, the Company expects to make contributions to defined benefit pension plans in the range of $0.5 million to $4.5 million.

Changes in actual return on pension plan assets are deferred and recognized over a period of three years. The deferral of actual gains and losses affects the calculated value of plan assets and therefore future pension expense. Charges to record additional minimum pension liability reflected in accumulated other comprehensive loss in the Consolidated Balance Sheet, net of tax were $0.3 million in 2003 and $3.5 million in 2002. Differences between total pension expense of $3.6 million, $2.2 million and $1.8 million in 2003, 2002 and 2001, respectively, were not material to the overall financial performance of the Company. The increases in pension expense in 2003 and 2002 were primarily due to lower asset investment returns than assumed and a decrease in the discount rate.

                                                            U.S.                      Total Foreign
                                                    2003            2002          2003              2002
                                                    ----            ----          ----              ----
Change in benefit obligation
Benefit obligation at beginning of year           $ 54,485        $47,764        $21,516          $ 15,819
Service cost                                         2,667          2,198            786               621
Interest cost                                        3,551          3,528          1,260               992
 Plan participants' contributions                       --             --            178               167
 Net actuarial loss (gain)                          (2,152)         3,885            (22)            1,638
 Benefits paid                                      (2,903)        (2,890)          (708)             (764)
 Effect of exchange rate movements                      --             --          4,469             3,043
                                                  --------        -------        -------          --------
Benefit obligation at end of year                 $ 55,648        $54,485        $27,479          $ 21,516
                                                  --------        -------        -------          --------
Change in plan assets at fair value
Fair value of plan assets at beginning of year    $ 35,685        $43,139        $17,347          $ 16,919

 Actual return (loss) on plan assets                 8,886         (4,564)         1,993            (2,113)
 Employer contributions                              3,000             --            537               431
 Plan participant contributions                         --             --            178               167
 Benefits paid                                      (2,903)        (2,890)          (708)             (764)
 Effect of exchange rate movements                      --             --          3,650             2,707
                                                 ---------       --------       --------         ---------
Fair value of plan assets at end of year         $  44,668       $ 35,685       $ 22,997         $  17,347
                                                 ---------       --------       --------         ---------
 Unfunded status                                 $ (10,980)      $(18,800)      $ (4,482)        $  (4,169)
 Unrecognized prior service cost (benefit)             124             --           (142)             (138)
 Unrecognized transition asset                          --             --         (1,555)           (1,401)
 Unrecognized net actuarial loss (gain)              6,552         14,170          6,294             6,182
                                                 ---------       --------       --------         ---------
Prepaid pension asset (obligation)               $  (4,304)      $ (4,630)      $    115         $     474
                                                 ---------       --------       --------         ---------

Amounts recognized in the Consolidated
Balance Sheet consist of:
Prepaid benefit cost                             $      --       $     --       $     50         $      29
Accrued benefit asset (obligation)                  (4,304)        (8,154)          (208)             (856)
Accumulated other comprehensive income                  --          2,291            273             1,171
                                                 ---------       --------       --------         ---------
Net amount recognized                            $  (4,304)      $ (5,863)      $    115         $     344
                                                 ---------       --------       --------         ---------

The accumulated benefit obligation for the U.S. defined benefits plans was $45,984 and $45,839 at January 3, 2004 and December 28, 2002, respectively. The accumulated benefit obligation for the foreign plans was $22,787 and $17,751 at January 3, 2004 and December 28, 2002, respectively.

                                                            U.S.                                 Foreign
                                             2003          2002         2001         2003         2002          2001
                                             ----          ----         ----         ----         ----          ----
Components of net periodic benefit cost
Service cost                               $ 2,667       $ 2,198      $ 2,327      $   995      $   796       $   659
Interest cost                                3,551         3,528        3,264        1,260          992           882
Expected return on plan assets              (3,664)       (4,112)      (4,182)      (1,243)      (1,277)       (1,129)
Amortization of prior service cost              10            46           66          (11)         (11)           --
Amortization of transition asset                --            --           --         (102)         (85)          (81)
Amortization of losses                         110            --           --           --           --            --
Recognized actuarial loss                       --            --           --          253           --            --
Total cost of the plan for the year          2,674         1,660        1,475        1,152          415           331
Expected plan participants' contribution        --            --           --         (208)        (175)         (159)
                                           -------       -------      -------      -------       ------       -------
Net periodic benefit cost                  $ 2,674       $ 1,660      $ 1,475      $   944       $  240       $   172
                                           -------       -------      -------      -------       ------       -------

Weighted average assumptions used to determine benefit obligations at year-end 2003, 2002 and 2001:

                                                            U.S.                                 Foreign
                                             2003          2002         2001         2003         2002          2001
                                             ----          ----         ----         ----         ----          ----
Discount rate                                  6.5%          6.8%         7.3%         5.5%         5.5%          6.0%
Compensation increase rate                     4.5%          4.5%         4.5%         4.0%         4.0%          4.0%
Measurement dates                         12/31/03      12/31/02     12/31/01     12/31/03     12/31/02      12/31/01

Weighted average assumptions used to determine net periodic benefit cost for the years 2003, 2002 and 2001:

                                                            U.S.                                 Foreign
                                             2003          2002         2001         2003         2002          2001
                                             ----          ----         ----         ----         ----          ----
Discount rate                                  6.8%          7.3%         7.5%         5.5%         6.0%          6.0%
Expected return on plan assets                 9.0%          9.0%         9.0%         6.7%         6.8%          7.0%
Compensation increase rate                     4.5%          4.5%         4.5%         4.0%         4.0%          4.0%
Measurement dates                           1/1/03        1/1/02       1/1/01       1/1/03       1/1/02        1/1/01


Defined Benefit Plan Assets

Based upon analysis of the target asset allocation and historical returns by type of investment, the Company has assumed that the expected long-term rate of return will be 9.0% on domestic plan assets and 6.7% on foreign plan assets. Assets are invested to maximize long-term return taking into consideration timing of settlement of the retirement liabilities and liquidity needs for benefits payments. Actual investment returns over the last three years have been less than the assumed long-term rate of return and, should this trend continue, net periodic benefit cost would increase. U.S. defined benefit pension assets were invested as follows and were not materially different from the target asset allocation:

                                     U.S. Asset Allocation
                                       2003         2002
                                       ----         ----
Equity securities                       74%          69%
Debt securities                         26%          31%
                                       ---          ---
                                       100%         100%
                                       ---          ---

Defined Contribution Plans

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $0.5 million, $0.6 million and $0.6 million in 2003, 2002 and 2001, respectively. The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $0.7 million, $0.4 million and $1.9 million in 2003, 2002 and 2001, respectively.

9. Shareholders' Equity

Stock Options The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 4,425,000 shares of common stock to employees and directors. The stock options issued prior to 2002 vest over a five-year period and are exercisable over a ten-year period commencing from the date of vesting. The Company changed its policy in 2002 where the stock options vest over a five-year period and are exercisable over a ten-year period commencing from the date of the grant. This change was not made to stock options already granted.

A summary of stock option information follows:

                                                       2003                     2002                     2001
                                                       ----                     ----                     ----
                                                     Weighted-                 Weighted-                Weighted-
                                                      Average                   Average                  Average
                                                     Exercise                  Exercise                 Exercise
                                         Options       Price      Options        Price      Options       Price
                                         -------       -----      -------        -----      -------       -----
Outstanding at beginning of year        1,976,605      $23.73    1,902,905       $23.63    1,692,075    $  22.53
Options granted

 Option price equals market price         361,750       22.18      329,250        23.18      391,200       27.18
 Option price less than market price       20,000        7.00        4,000         5.00        1,000        5.00
                                        ---------      ------    ---------       ------    ---------    --------
Total options granted                     381,750       21.38      333,250        22.96      392,200      (27.12)
Exercised                                (169,015)      17.29      (99,580)       15.43     (116,170)      16.42
Forfeited                                (142,620)      27.64     (159,970)       26.02      (65,200)      29.06
                                        ---------      ------    ---------       ------    ---------    --------
Outstanding at end of year              2,046,720      $23.55    1,976,605       $23.73    1,902,905    $  23.63
                                        ---------      ------    ---------       ------    ---------    --------

Exercisable at end of year              1,114,028                1,060,140                   938,623
Available for future grant                774,870                1,004,500                   164,400
Weighted-average value of options
 granted during the year                               $13.71                    $12.75                 $  18.31
  Option price equals market price                      13.25                     12.69                    18.29
  Option price less than market price                   23.89                     20.97                    20.72
                                                       ------                    ------                 --------

As of January 3, 2004, the Company had the following outstanding options:

                                                 Weighted-         Weighted-
                              Options             Average           Average               Options
Exercise Price              Outstanding        Exercise Price    Remaining Life         Exercisable
--------------              -----------        --------------    --------------         -----------
$3.69 to $ 5.00                  28,100            $ 4.44              5.90                25,500
$7.00 to $11.16                  79,200              9.96             10.75                59,200
$11.63 to $16.50                120,580             15.46              6.21               115,380
$17.81 to $25.50              1,172,210             21.91              9.69               588,178
$26.63 to $35.50                646,630             30.51             11.38               325,770
                              ---------            ------             -----               -------


Notes Receivable - Common Stock In 1995, the Company established the Executive Loan Program under which certain management employees may obtain interest-free loans from the Company to facilitate their exercise of stock options and payment of the related income tax liabilities. Such loans, limited to 90% of the exercise price plus related tax liabilities, have a five-year maturity, subject to acceleration for termination of employment or death of the employee. Such loans are classified as a reduction of shareholders' equity. The Company changed its policy in 2002 such that management employees may no longer obtain such loans.

Accumulated Other Comprehensive Loss At the end of the year the components of accumulated other comprehensive loss were as follows (in thousands):

                                                  January 3,        December 28,
                                                     2004              2002
                                                     ----              ----
Net unrealized loss on derivatives                 $(1,001)           $  (231)
Minimum pension liability
 adjustment, net of tax                               (246)            (3,462)
Foreign currency translation
 adjustment                                         (1,795)            (6,208)
                                                   -------            -------
  Total                                            $(3,042)           $(9,901)
                                                   -------            -------

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

Rights Plan In December 1995, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after December 15, 1995. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15% or more of the Company's common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder to buy 1/200th of a share of a new series of preferred stock at an exercise price of $67.50. Once an individual or group acquires 15% or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase a number of common shares having a market value of twice the exercise price of the right. If the attempted takeover succeeds, each right will then entitle the holder to purchase a number of the acquiring Company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15% of the Company's common stock and before they acquire 50%, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock or 1/100th of a share of a new series of preferred stock per right. Before an individual or group acquires 15% of the Company's common stock, or a majority of the Company's Board of Directors are removed by written consent, whichever occurs first, the rights are redeemable for $0.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15% threshold to no less than 10%. Each right will expire on December 15, 2005, unless earlier redeemed by the Company.

10. Income Taxes

Federal, state, and foreign income tax expense (benefit) consists of the following (in thousands):

                                                                   2003            2002              2001
                                                                   ----            ----              ----
Current:

 Federal                                                        $ 10,346         $  (527)          $ 5,187
 State                                                               339             249              (637)
 Foreign                                                           4,402           5,110             4,980
                                                                --------         -------           -------
Subtotal                                                          15,087           4,832             9,530
Deferred:
 Federal                                                          (6,897)          2,987            (7,379)
 Foreign                                                             439          (2,408)              140
Subtotal                                                          (6,458)            579            (7,239)
                                                                --------         -------           -------
Provision for income taxes                                      $  8,629         $ 5,411           $ 2,291
                                                                --------         -------           -------

Domestic and foreign income (loss) before income taxes is as follows (in thousands):

                                                                   2003            2002              2001
                                                                   ----            ----              ----
Domestic                                                         $ 6,808         $ 6,542         $ (10,030)
Foreign                                                           17,160           8,489            16,391
                                                                 -------         -------         ---------
Income before income taxes                                       $23,968         $15,031         $   6,361
                                                                 -------         -------         ---------

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                                                                   2003            2002              2001
                                                                   ----            ----              ----
Tax expense at statutory
 rate of 35%                                                    $ 8,389          $ 5,259           $2,226
State and local taxes (benefit),
 net of federal tax benefit                                         220              162             (476)
Foreign income tax
 rate differential                                                  125              179             (615)
Foreign losses for which no
 tax benefit is available                                            --               34               47
Other, net                                                         (105)            (223)           1,109
                                                                -------          -------           ------
Provision for income taxes                                      $ 8,629          $ 5,411           $2,291
                                                                -------          -------           ------

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at January 3, 2004 and December 28, 2002, are as follows (in thousands):

                                                       2003              2002
                                                       ----              ----
Deferred tax liabilities
Tax depreciation and amortization
 in excess of book                                   $ 1,572           $ 5,397
Other                                                  1,340                89
                                                     -------           -------
Total deferred tax liabilities                         2,912             5,486
Deferred tax assets
Accrued expenses                                      16,324            13,229
Foreign tax credit carryforwards                       2,782             2,995
AMT credit carryforwards                               1,002                --
Foreign net operating loss carryforwards               2,666             1,785
                                                     -------           -------
Gross deferred tax assets                             22,774            18,009
Less: Valuation allowance                             (2,666)           (1,785)
Total deferred tax assets                             20,108            16,224
                                                     -------           -------
Net deferred tax assets                              $17,196           $10,738
                                                     -------           -------

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The AMT credit carryforward and the net operating loss carryforwards have no expiration date. The foreign tax credit carryforwards expire between 2006 and 2008. The Company paid income taxes of $2.7 million, $5.8 million and $8.4 million in 2003, 2002 and 2001, respectively. U.S. income taxes were not provided for on a cumulative total of approximately $37.5 million of undistributed earnings for certain non-U.S. subsidiaries as of January 3, 2004, and accordingly, no deferred tax liability has been established relative to these earnings. The determination of the deferred tax liability associated with the distribution of these earnings is not practicable.

11. Business Segment Information

The Company designs, manufactures and sells circuit protection devices throughout the world. The Company has three reportable geographic segments: The Americas, Europe and Asia-Pacific. The circuit protection market in these geographical segments is categorized into three major product areas: electronic, automotive and electrical. The Company evaluates the performance of each geographic segment based on its net income or loss. The Company also accounts for intersegment sales as if the sales were to third parties.

The Company's reportable segments are the business units where the revenue is earned and expenses are incurred. The Company has subsidiaries in The Americas, Europe and Asia-Pacific where each region is measured based on its sales and operating income or loss.

Information concerning the operations in these geographic segments for the fiscal years ended 2003, 2002 and 2001 are as follows (in thousands):

                                    The                   Asia       Combined                                  Consolidated
                                  Americas     Europe    Pacific      Total       Corporate   Reconciliation      Total
                                  --------     ------    -------      -----       ---------   --------------      -----
Revenues                 2003    $  167,417   $61,098   $110,895    $  339,410    $     --    $        --        $339,410
                         2002    $  148,047   $51,233   $ 83,987    $  283,267    $     --    $        --        $283,267
                         2001    $  144,899   $51,430   $ 75,820    $  272,149    $     --    $        --        $272,149

Intersegment revenues    2003        70,882    54,742     21,443       147,067          --       (147,067)             --
                         2002        62,022    47,213     17,696       126,931          --       (126,931)             --
                         2001        54,440    46,660      9,926       111,026          --       (111,026)             --

Interest expense         2003         2,068       (25)         2         2,045          --             --           2,045
                         2002         2,450        19        184         2,653          --             --           2,653
                         2001         3,075        23        193         3,291          --             --           3,291

Depreciation and         2003        16,442     1,541      2,350        20,333         768             --          21,101
amortization             2002        13,256     2,853      2,028        18,137         767             --          18,904
                         2001        12,176     4,035      1,723        17,934       7,748             --          25,682

Other expense            2003           728       (91)      (705)          (68)         --             --             (68)
(income), net            2002         1,385       888       (520)        1,753          --             --           1,753
                         2001           635       688       (211)        1,112          --             --           1,112

Income tax               2003         4,326     1,022      3,281         8,629          --             --           8,629

expense (benefit)          2002       3,583     1,764         64       5,411          --             --       5,411
                           2001      (2,831)    2,871      2,251       2,291          --             --       2,291

Net income (loss)          2003       5,306       869      9,932      16,107        (768)            --      15,339
                           2002       2,626     3,235      8,270      14,131      (4,511)            --       9,620
                           2001       5,426     7,363      5,347      18,136     (14,066)            --       4,070

Identifiable assets        2003     273,952    33,637     47,798     355,387      82,919       (126,736)    311,570
                           2002     202,642    32,908     45,079     280,629      83,706        (86,857)    277,478
                           2001     191,626    35,568     41,643     268,837      83,048        (79,613)    272,272

Capital expenditures, net  2003      12,157     1,954        (70)     14,041          --             --      14,041
                           2002       9,256    (2,516)     1,620       8,360          --             --       8,360
                           2001       5,126     5,318      3,677      14,121          --             --      14,121
                           ----     -------    ------     ------     -------      ------       --------     -------

Intersegment revenues and receivables are eliminated to reconcile to consolidated totals. Restructuring charges are reflected in the corporate column for the net income segmentation. Corporate identifiable assets consist primarily of cash and intangible assets.

The Company's revenues by product areas for the years ended January 3, 2004, December 28, 2002 and December 29, 2001, are as follows (in thousands):

Revenues                              2003             2002              2001
--------                              ----             ----              ----
Electronic                          $206,523         $150,838          $146,342
Automotive                            98,327           98,235            91,061
Electrical                            34,560           34,194            34,746
                                    --------         --------          --------
Consolidated total                  $339,410         $283,267          $272,149
                                    --------         --------          --------

Revenue from no single customer of the Company amounts to 10% or more.

12. Lease Commitments

The Company leases certain office and warehouse space under non-cancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $3.4 million in 2003, $2.6 million in 2002 and $1.8 million in 2001. Future minimum payments for all non-cancelable operating leases with initial terms of one year or more at January 3, 2004, are as follows (in thousands):

2004                                $3,654
2005                                 2,636
2006                                 1,312
2007                                 1,058
2008                                    89
2009 and thereafter                     81
                                    ------
Total lease commitments             $8,830
                                    ------

13. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except
per share amounts)                            2003             2002              2001
---------------------                         ----             ----              ----
Numerator:
 Net income                                 $ 15,339         $ 9,620            $ 4,070
                                            --------         -------            -------

Denominator:
 Denominator for basic
 earnings per share -
  Weighted-average shares                     21,881          21,858             19,951
Effect of dilutive securities:
 Warrants                                         --              --              1,565
 Employee stock options                          123             113                215
                                            --------         -------            -------
Denominator for diluted
 earnings per share -
  Adjusted weighted-
   average shares and
   assumed conversions                        22,004          21,971             21,731
Basic earnings per share                    $   0.70         $  0.44            $  0.20
                                            --------         -------            -------
Diluted earnings per share                  $   0.70         $  0.44            $  0.19
                                            --------         -------            -------

Options to purchase 1,376,122, 1,434,718 and 814,735 shares of common stock were outstanding at January 3, 2004, December 28, 2002 and December 29, 2001, respectively, but were not included in the computation of diluted earnings per share because the effect of including such options would have been anti-dilutive.

Selected Financial Data
(in thousands, except per share data)

Five Year Summary

                                    2003*        2002            2001             2000              1999
                                    -----        ----            ----             ----              ----
Net sales                         $339,410     $283,267        $272,149         $371,920          $296,367
Gross profit                       104,426       88,623          85,592          150,648           117,255
Operating income                    26,081       15,931           8,540           61,748            44,624
Net income                          15,339        9,620           4,070           37,298            25,220
Net income per share - Diluted        0.70         0.44            0.19             1.69              1.16

Net working capital                 62,120       59,181          62,486           74,503            60,008
Total assets                       311,570      277,478         272,272          274,378           275,698
Long-term debt                      10,201       20,252          30,402           41,397            55,460
                                  --------     --------        --------         --------          --------

*Results include Teccor. Refer to the Notes to Consolidated Financial Statements for more information.

Quarterly Results of Operations (unaudited)

                                                   2003                                     2002
                                  4Q**       3Q**       2Q        1Q         4Q         3Q         2Q      1Q*
                                  ----       ----       --        --         --         --         --      ---
Net sales                      $101,963    $94,696   $72,789   $69,962    $69,274    $74,964    $73,900  $65,129
Gross profit                     29,688     27,786    23,894    23,078     22,705     23,390     24,277   18,251
Operating income (loss)           7,459      7,069     6,322     5,231      4,071      5,835      6,867     (842)
Net income (loss)                 4,191      4,073     3,852     3,223      2,540      3,667      4,025     (612)
Net income (loss) per share:
 Basic                             0.19       0.19      0.18      0.15       0.12       0.17       0.18    (0.03)
 Diluted                           0.19       0.19      0.18      0.15       0.12       0.17       0.18    (0.03)
                               --------    -------   -------   -------    -------    -------    -------  -------

*
Net loss in the first quarter of 2002 was due to restructuring charges related primarily to reductions in force. Refer to the Notes to Consolidated Financial Statements for additional information about these restructuring costs.

**
Results include Teccor. Refer to the Notes to Consolidated Financial Statements for more information.

Quarterly Stock Prices

                                                  2003                                        2002
                                   4Q         3Q        2Q        1Q         4Q         3Q         2Q       1Q
                                   --         --        --        --         --         --         --       --
High                              30.12      27.19     23.06     19.02      19.70      24.60      28.25    28.47
Low                               23.00      21.79     17.47     16.86      13.84      17.35      22.16    22.85
Close                             28.69      22.33     21.66     17.82      17.23      17.36      23.13    24.77
                                  -----      -----     -----     -----      -----      -----      -----    -----