Form 10-K, Exhibit 13
period 2005-01-01
LITTELFUSE INC /DE
filed 2005-03-17
CIK 889331

                                                                    EXHIBIT 13.1



Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page __ for the three fiscal years ended January 1, 2005, January 3, 2004, and December 28, 2002, respectively.

Results of Operations -- 2004 Compared with 2003

Sales increased 47% to $500.2 million in 2004 from $339.4 million in 2003. The increase in sales was primarily in the Americas and Asia, driven by increased demand for electronic products in the Asia region, sales from the Heinrich Industrie, AG ("Heinrich") acquisition through May 2004 through the end of the year and a full year of the Teccor Electronics, Inc. ("Teccor") acquisition. Electronic sales increased $119.1 million or 58% to $325.6 million in 2004 compared to $206.5 million in 2003. Excluding sales of Heinrich products, electronic sales increased $92.8 million or 45% to $299.3 million in 2004 compared to $206.5 million in 2003, primarily due to increased demand in Asia and a full year of the Teccor acquisition. Automotive sales increased $16.4 million or 17% to $114.7 million in 2004 compared to $98.3 million in 2003 largely due to sales from Heinrich in 2004. Automotive sales excluding Heinrich increased $5.0 million or 5% to $103.3 million in 2004 compared to $98.3 million in 2003. Electrical sales increased $25.3 million or 73% to $59.9 million in 2004 compared to $34.6 million in 2003 largely due to Heinrich sales in 2004. Electrical sales, excluding Heinrich, increased $2.9 million or 8% to $37.5 million in 2004 compared to $34.6 million in 2003, primarily due to modest improvements in commercial construction and industrial activity in the North American market. International sales increased 59% to $302.2 million or 60% of net sales in 2004 from $189.6 million or 56% of net sales in 2003. The increase in international sales was primarily due to strong demand for electronic products in Asia, the addition of Heinrich, a full year of Teccor and favorable currency effects, which contributed four percentage points to the overall sales growth.

Gross profit was $179.0 million or 35.8% of sales in 2004 compared to $104.4 million or 30.8% of sales in 2003. The gross profit margin increase resulted from cost savings initiatives in manufacturing and purchasing, fixed expense leverage due to increased plant throughput and the recognition of $3.2 million of Ireland restructuring charges in 2003.

Selling, general and administrative expenses increased $31.2 million to $99.8 million in 2004 from $68.6 million in 2003, primarily due to the addition of Heinrich, a full year of Teccor, increased costs related to complying with the Sarbanes-Oxley Act and higher selling related costs due to the increase in sales. As a percentage of sales, selling, general and administrative expenses decreased to 19.9% in 2004 from 20.2% in 2003, primarily due to increased expense leverage on the higher sales base. Research and development costs increased $8.8 million to $17.5 million, representing 3.5% of sales in 2004 as compared to 2.6% of sales in 2003 reflecting increased investment in new product development. Impairment of investments reflects the recognition of a non tax-deductible charge of $2.2 million to impair a portion of the Semitron investment acquired in 2002. Total operating expenses, including intangible amortization and impairment of investments, was 24.4% of sales in 2004, compared to 23.1% of sales in 2003. Total operating expenses, including intangible amortization but excluding impairment of investments, was 23.9% of sales in 2004, compared to 23.1% of sales in 2003.

Operating income in 2004 increased 118.5% to $57.0 million or 11.4% of sales compared to $26.1 million or 7.7% of sales in the prior year. The improvements in operating income and operating margin were primarily due to higher sales and the associated operating leverage partially offset by the impairment of a portion of the Semitron investment acquired in 2002.

Interest expense was $1.5 million in 2004 compared to $2.0 million in 2003 due to a lower weighted average interest rate in 2004. Other expense, net, consisting of interest income, royalties and foreign currency items was $0.1 million compared to other expense, net, of $0.1 million in the prior year.

Income before taxes and minority interest was $55.4 million in 2004 compared to $24.0 million in 2003. Minority interest was $0.2 million in 2004 reflecting the minority share ownership in Heinrich. Income tax expense was $19.2 million in 2004 compared to $8.6 million in the prior year. Net income in the current year was $36.0 million, compared to $15.3 million in the prior year. The Company's effective tax rate dropped from 36.0% in 2003 to 34.8% in 2004, reflecting the reduction of reserves related to prior tax years and tax structuring related to the Heinrich acquisition. Diluted earnings per share increased to $1.59 in 2004 compared to $0.70 in 2003. The increases in net income and earnings per share reflect the higher 2004 sales, margins and a lower 2004 effective tax rate.

Results of Operations - 2003 Compared with 2002

Sales increased 20% to $339.4 million in 2003 from $283.3 million in 2002. The increase in sales was primarily in the Americas and Asia, driven by increased demand for electronic products in the Asia region and sales from the Teccor acquisition. Electronic sales increased $55.6 million or 37% to $206.5 million in 2003 compared to $150.9 million in 2002. Excluding sales of Teccor products, electronic sales increased $14.6 million or 10% to $165.5 million in 2003 compared to $150.9 million in 2002, primarily due to increased demand in Asia. Automotive sales were essentially flat compared to the prior year as pricing pressure offset increased volume and strengthening of the Euro against the U.S. Dollar. Electrical sales increased $0.4 million or 1% to $34.6 million in 2003 compared to $34.2 million in 2002, primarily due to modest improvements in commercial construction and industrial activity in the North American market. International sales increased 24.6% to $189.6 million or 55.9% of net sales in 2003 from $152.2 million or 53.7% of net sales in 2002. The increase in international sales was primarily due to strong demand for electronic products in Asia, the addition of Teccor and favorable currency effects.

Gross profit was $104.4 million or 30.8% of sales in 2003 compared to $88.6 million or 31.3% of sales in 2002. The gross profit margin decreased as a result of the addition of Teccor sales at lower margins than Littelfuse's base business and the recognition of $3.1 million of Ireland restructuring charges in 2003.

Selling, general and administrative expenses increased $5.0 million to $68.6 million in 2003, from $63.6 million in 2002, primarily due to the addition of Teccor. As a percentage of sales, selling, general and administrative expenses decreased to 20.2% in 2003 from 22.4% in 2002, primarily reflecting Teccor's lower selling, general and administrative expense percentage than Littelfuse's base business. Research and development costs increased $0.4 million to $8.7 million, representing 2.6% of sales in 2003 as compared to 2.9% of sales in 2002. Total operating expenses, including intangible amortization, was 23.1% of sales in 2003, compared to 25.7% of sales in 2002.

Operating income in 2003 increased 64.0% to $26.1 million or 7.7% of sales compared to $15.9 million or 5.6% of sales in the prior year. The improvement in operating income and operating margin were primarily due to higher sales and the associated operating leverage.

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

Income before taxes was $24.0 million in 2003 compared to $15.0 million in 2002. Income tax expense was $8.6 million in 2003 compared to $5.4 million the prior year. Net income in 2003 was $15.3 million, compared to $9.6 million in 2002. The Company's effective tax rate was 36.0% in both 2003 and 2002. Diluted earnings per share increased to $0.70 in 2003 compared to $0.44 in 2002.

Liquidity and Capital Resources

The Company has historically financed capital expenditures through cash flows from operations. Management expects that cash flows from operations and available lines of credit will be sufficient to support both its operations and its debt obligations for the foreseeable future.

The Company has a domestic unsecured revolving credit line of $50.0 million. The revolving line of credit balance becomes due within the next year. At January 1, 2005, the Company had $17.5 million in borrowings against this credit line. The Company's subsidiary in Japan also has an unsecured credit line of Yen 0.9 billion or an equivalent of $9.0 million. The revolving line of credit becomes due within the next year. At January 1, 2005, the Company had an equivalent of $5.4 million in borrowings against the Yen facility. The Company intends to renew these lines of credit upon maturity.

The Company's bank credit agreement requires maintenance of certain financial ratios and a minimum net worth level. At January 1, 2005, the Company was in compliance with these covenants. If the Company were to default on any of the bank agreement debt covenants and were unable to obtain a waiver from the lenders, the debt would be callable by the lenders. The Company believes that default of any of the debt covenants is unlikely for the foreseeable future since it expects the results of operations to be within the minimum levels to continue to be in compliance with the debt covenants.

The Company started 2004 with $22.1 million of cash. Net cash provided by operations was $53.0 million in the year. Cash used in investing activities included $22.0 million in net purchases of property, plant and equipment and $41.7 million for the acquisition of Heinrich. Cash provided by financing activities included net proceeds of long-term debt of $3.8 million and cash proceeds from the exercise of stock options of $16.5 million partially offset by the purchase of $5.6 million of treasury stock. The effect of exchange rate changes increased cash by $2.5 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $6.5 million net increase in cash. This left the Company with a cash balance of $28.6 million at the end of 2004.

Increases in net working capital consumed $15.1 million of cash flow in 2004. Excluding the impact of working capital from the Heinrich acquisition, the major factors contributing to higher working capital were an increase in accounts receivable of $6.6 million, an increase in inventory of $4.3 million and a decrease in accounts payable and accrued expenses of $7.7 million partially offset by a decrease in prepaid expenses and other of $3.5 million. The 2004 working capital increase was partly due to slower sales near the end of the fiscal year 2004 and severance payments related to the Teccor acquisition. Net working capital (working capital less cash, marketable securities and the current portion of long-term debt) as a percent of sales was 19.7% at year-end 2004 compared to 18.3% at year-end 2003 and 20.9% at year-end 2002. The days sales outstanding in accounts receivable increased to 57 days at year-end 2004 compared to 50 days at year-end 2003 and 54 days at year-end 2002. The increase was partly due to the addition of Heinrich, which has a longer accounts receivable collection cycle than the base Littelfuse business. Days inventory outstanding was 90 days at year-end 2004 compared to 71 days at year-end 2003 and 88 days at year-end 2002.

The ratio of current assets to current liabilities was 1.8 to 1 at year-end 2004 compared to 1.8 to 1 at year-end 2003 and 2.3 to 1 at year-end 2002. The ratio of long-term debt to equity was 0.1 to 1 at year-end 2004 compared to 0.0 to 1 at year-end 2003 and 0.1 to 1 at year-end 2002.

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

Decreases in net working capital provided $20.1 million of cash flow in 2003. The major factors contributing to lower working capital were a decrease in inventory of $5.9 million, a $12.5 million increase in accounts payable and accrued expenses and a $1.3 million reduction in prepaid and other items. Net working capital (working capital less cash, marketable securities and the current portion of long-term debt) as a percent of sales was 18.3% at year-end 2003 compared to 20.9% at year-end 2002 and 21.8% at year-end 2001. The days sales outstanding in accounts receivable decreased to 50 days at year-end 2003 compared to 54 days at year-end 2002 and 61 days at year-end 2001. Days inventory outstanding was 71 days at year-end 2003 compared to 88 days at year-end 2002 and 99 days at year-end 2001.

The Company's net capital expenditures were $22.1 million in 2004, $14.0 million in 2003 and $8.4 million in 2002. The Company expects that capital expenditures in 2005 will be higher than 2004. The primary purposes for capital expenditures in 2005 will be for new product tooling, production equipment, facility expansion and capital spending related to Teccor. As in 2004, the Company expects to finance capital expenditures in 2005 through cash flow from operations.

The Company increased total debt by $3.8 million in 2004 after decreasing debt by $11.5 million in 2003 and $13.0 million in 2002. The Company is required to repay $10.0 million of its Senior Notes in 2005. The Company expects to repay this note with cash from operations. Separately, the Company has $5.4 million in renewable foreign credit facilities outstanding at January 1, 2005, due in 2005. The Company's Board of Directors has authorized the Company to repurchase shares of its common stock, from time to time, depending on market conditions. The Company repurchased 168,400 common shares for $5.6 million in 2004, zero common shares in 2003 and 225,800 common shares for $3.6 million in 2002.

Contractual Obligations

The following table summarizes contractual obligations and commitments, as of January 1, 2005 (in thousands):

                                                             Payment Due By Period
                                                     -------------------------------------
                                         Less than                               More than
Contractual Obligations        Total       1 year    1 - 3 years   3 - 5 years    5 years
-----------------------       --------   ---------   -----------   -----------   ---------
Long-term debt obligations    $ 34,322    $ 32,958     $   132       $ 1,232      $    --
Interest payments                1,088         956          70            62           --
Operating lease payments        10,684       4,371       3,781         1,848          684
                              --------    --------     -------       -------      -------
Total                         $ 46,094    $ 38,285     $ 3,983       $ 3,142      $   684
                              --------    --------     -------       -------      -------

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs An Amendment of Accounting Research Bulletin No. 43, Chapter 4". SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included as overhead. SFAS 151 also requires that the allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities. SFAS 151 must be applied prospectively beginning January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," replacing SFAS No. 123 and superseding Accounting Principles Board
(APB) Opinion No. 25. SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity compensation effective July 1, 2005. This compensation cost will be measured as the fair value of the award estimated using an option-pricing model on the grant date. The Company is currently evaluating the various transition provisions under SFAS 123R and will adopt SFAS 123R effective July 1, 2005, which is expected to result in increased compensation expense in future periods.

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

Credit Memos: The Company evaluates sales activity for credits to be issued on sales recorded prior to the end of the fiscal year. These credits relate to the return of inventory, pricing adjustments and credits issued to a customer based upon achieving prearranged sales volumes. Volume based incentives offered to customers are based upon the estimated cost of the program and are recorded as products are sold.

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

Goodwill and Other Intangibles: Purchase accounting requires the use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets purchased and liabilities assumed. The Company has accounted for its acquisitions using the purchase method of accounting.

The Company determined the fair value of each of its reporting units by calculating an EBITDA for each business segment and applying a multiple based upon recent acquisition experience. In making these projections, the Company considered the markets it was addressing, the competitive environment and its advantages. The Company determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. The Company will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist. Factors the Company considers important, which could result in changes to its estimates, include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to the diverse end user base and non-discretionary product demand, the Company does not believe its future operating results will vary significantly relative to its historical and projected future operating results.

Long-Lived Assets: The Company evaluates long-lived assets on an ongoing basis. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds its fair value. The Company's estimates of future cash flows from such assets could be impacted if it underperforms relative to historical or projected future operating results. However, due to the Company's diverse product lines and end user markets, the Company does not believe its estimates would be materially impacted by changes in its assumptions.

Pension and Other Post-retirement Benefits: Accounting for pensions requires estimating the future benefit cost and recognizing the cost over the employee's expected period of employment with the Company. Certain assumptions are required in the calculation of pension costs and obligations. These assumptions include the discount rate, salary scales and the expected long-term rate of return on plan assets. The discount rate is intended to represent the rate at which pension benefit obligations could be settled by purchase of an annuity contract. These assumptions are subject to change based on stock and bond market returns and other economic factors. Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore generally affect its recognized expense and accrued liability in such future periods. While the Company believes that its assumptions are appropriate given current economic conditions and its actual experience, significant differences in results or significant changes in the Company's assumptions may materially affect its pension obligations and related future expense.

Environmental Liabilities: Environmental liabilities are accrued based on estimates of the probability of potential future environmental exposure and are discounted based upon certain assumptions. Expenses related to on-going maintenance of environmental sites are expensed as incurred. If actual or estimated probable future losses exceed the Company's recorded liability for such claims, it would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

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

The Company had long-term debt outstanding at January 1, 2005, in the form of Senior Notes at fixed interest rates and a foreign line of credit at variable rates. While 71% of this debt has variable interest rates, the Company's interest expense is not materially sensitive to changes in interest rate levels since debt levels and potential interest expense increases are small relative to earnings.

A portion of the Company's operations consists of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, the U.K., Ireland, Switzerland, Germany, Hungary, Poland, China and the Philippines. During 2004, sales exported from the United States or manufactured abroad accounted for 60% of total sales. Substantially all sales in Europe are denominated in Euro, U.S. Dollar and British Pound Sterling, and substantially all sales in the Asia-Pacific region are denominated in U.S. Dollar, Japanese Yen and South Korean Won.

The Company's identifiable foreign exchange exposures result from the purchase and sale of products from affiliates, repayment of intercompany trade and loan amounts and translation of local currency amounts in consolidation of financial results. As international sales were more than half of total sales, a significant portion of the resulting accounts receivable are denominated in foreign currencies. Changes in foreign currency exchange rates or weak economic conditions in the foreign countries in which it manufactures and distributes products could affect the Company's sales, accounts receivable values and financial results. The Company uses netting and offsetting intercompany account management techniques to reduce known foreign currency exposures where possible and also considers the use of derivative instruments to hedge certain foreign currency exposures deemed to be material. The Company has entered into cross currency interest rate swaps, as discussed in Note 8 of the Notes to Consolidated Financial Statements, designated as a cash flow hedge of the foreign currency exchange rate risk associated with forecasted intercompany sales transactions denominated in Japanese Yen.

The Company uses various metals in the production of its products, including zinc, copper, silver and platinum. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk.

The Company does not believe it has significant exposure to market risk from changes in interest rates, foreign exchange rates and commodities.

Outlook

Sales in 2005 are expected to improve slightly in the automotive and electrical markets. Sales in the electronics market are expected to be weak early in the year and improve as the year progresses. The Company believes its long-term growth strategy, which emphasizes development of new circuit protection products and providing customers with solutions and technical support in all major regions of the world, will drive sales growth in all of its markets.

With the expectation of continued pricing pressure, the Company initiated a manufacturing rationalization program in 2001 emphasizing consolidation of plants and transfer of manufacturing to lower cost locations. The program involved manufacturing plant closures in the U.S., the U.K. and Korea and workforce reductions in Ireland. The program was substantially completed as of January 1, 2005. The Company initiated a new series of projects in 2004 to consolidate and reduce costs in its global manufacturing and distribution operations. These programs are expected to generate cost savings to more than offset price erosion in 2005. The benefits of these programs are expected to have a favorable impact on earnings in 2005. The Company also plans to increase research and development spending to accelerate new product development in order to help drive future sales growth.

The Company is working to expand its market share in the overvoltage circuit protection market with the addition of products and technology through the Semitron Industries, Harris Suppression Products and Teccor acquisitions and the ability to offer customers total circuit protection solutions. The Company will also look for opportunities to add to its strong position in the overcurrent protection market, as with the recent Heinrich acquisition. The Company remains committed to investing in new product development and technical resources to provide customers with overcurrent and overvoltage circuit protection solutions and expertise.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

The statements in this section, the letter to shareholders and in the other sections of this report, which are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development and patent protection, commercialization and technological difficulties, capacity and supply constraints or difficulties, exchange rate fluctuations, actual purchases under agreements, the effect of the Company's accounting policies, labor disputes, restructuring costs in excess of expectations, pension plan asset returns less than assumed, integration of acquisitions, and other risks which may be detailed in the Company's Securities and Exchange Commission filings.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Littelfuse, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f). Littelfuse, Inc.'s internal control system was designed to provide reasonable assurance to the company's management and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Littelfuse, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of January 1, 2005 based upon the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment identified material weaknesses in the Company's approval process over journal entries and a lack of adequate controls over the accounting for foreign currency translations. Specifically, certain managers had the ability to record journal entries of significant amounts in the Company's consolidation process without adequate review or supporting documentation. Additionally, a number of adjustments to the amounts reported in the Consolidated Balance Sheet and Statement of Cash flows were needed due to the failure and lack of controls mentioned above. The Company recorded an adjustment to increase both accrued liabilities and inventory without adequate support review that was subsequently corrected after it was determined it was recorded in error. The increase in accrued liabilities should have been an increase to foreign currency translation. Additionally, two significant adjustments were made to correct the amount reported as "Effect of exchange rate changes in cash" in the consolidated statements of Cash Flows, which impacted cash flows from operating activities and cash flows from financing activities. Because of the material weaknesses described above, management concluded that, as of January 1, 2005, the Company's internal control over financial reporting was not effective based on those criteria.

Littelfuse, Inc.'s independent registered public accounting firm, Ernst & Young LLP, have issued an audit report on our assessment of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting. This report appears on page 24.

REMEDIATION STEPS TO ADDRESS MATERIAL WEAKNESS

The company has implemented the following remediation steps to address the material weakness discussed above:

     - Additional procedures have been implemented over the journal entry approval process.
     - The Company will hire additional financial reporting personnel who have relevant experience with foreign currency translation.
     - Additional procedures will be implemented to review on a quarterly basis the foreign currency translation component of accumulated comprehensive income and the impact of foreign exchange on cash and cash equivalents.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LITTELFUSE, INC.

We have audited the accompanying consolidated balance sheets of Littelfuse, Inc. and subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries at January 1, 2005 and January 3, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Littelfuse, Inc.'s internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

Ernst & Young LLP

Chicago, Illinois

March 16, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LITTELFUSE, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Littelfuse, Inc. did not maintain effective internal control over financial reporting as of January 1, 2005, because of the effect of inadequate review and supporting documentation for certain journal entries recorded in the Company's consolidation process and a lack of adequate control over the accounting for foreign currency translation, based on criteria established in Internal Control-- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Littelfuse's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment: The ability of certain managers to record journal entries of significant amounts in the Company's consolidation process without adequate review or supporting documentation and a lack of adequate controls over the accounting for foreign currency translation both represent a material weakness as defined above. As a result of these material weaknesses, we noted several journal entries and adjustments affecting amounts reported in the Consolidated Balance Sheet as of January 1, 2005 and the Statement of Cash Flows for the year ended January 1, 2005 that were recorded in error but were subsequently corrected by the Company. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the January 1, 2005 consolidated financial statements, and this report does not affect our report dated March 11, 2005 on those financial statements.

In our opinion, management's assessment that Littelfuse, Inc. did not maintain effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Littelfuse, Inc. has not maintained effective internal control over financial reporting as of January 1, 2005, based on the COSO control criteria.

                                                           Ernst & Young LLP

Chicago, Illinois

March 16, 2005

Consolidated Balance Sheets

(In thousands)                                        January 1, 2005       January 3, 2004
--------------                                        ---------------       ---------------
ASSETS
Current assets:
  Cash and cash equivalents                              $  28,583             $   22,128
  Accounts receivable, less allowances
    (2004 - $10,230; 2003 - $7,470)                         77,726                 52,149
  Inventories                                               79,080                 52,598
  Deferred income taxes                                     17,056                 17,096
  Prepaid expenses and other current assets                  6,804                  5,169
                                                         ---------             ----------
Total current assets                                       209,249                149,140

Property, plant, and equipment:
  Land                                                      13,997                  8,572
  Buildings                                                 56,041                 38,531
  Equipment                                                233,481                205,697
                                                         ---------             ----------
                                                           303,519                252,800
Accumulated depreciation                                  (167,054)              (154,321)
                                                         ---------             ----------
                                                           136,465                 98,479
Intangible assets, net of amortization:
  Patents, licenses and software                             2,908                     17
  Distribution network                                       8,750                  4,113
  Trademarks                                                 7,393                  7,813
  Goodwill                                                  55,249                 48,643
                                                         ---------             ----------
                                                            74,301                 60,586
Investments                                                  4,886                  2,543
Other assets                                                   408                    822
                                                         ---------             ----------
Total assets                                             $ 425,309             $  311,570
                                                         =========             ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                       $  19,752             $   15,206
  Accrued payroll                                           22,065                 20,894
  Accrued expenses                                          16,834                  7,440
  Accrued severance related to acquisitions                  8,722                  7,637
  Accrued income taxes                                      14,823                 13,715
  Current portion of long-term debt                         32,958                 18,496
                                                         ---------             ----------
Total current liabilities                                  115,154                 83,388

Long-term debt, less current portion                         1,364                 10,201
Deferred income taxes                                        8,573                     --
Accrued post-retirement benefits                            20,417                  4,564
Other long-term liabilities                                  7,081                  1,072

Minority Interest                                                 2,636                    143

Shareholders' equity:
Preferred stock, par value $0.01 per share:
   1,000,000 shares authorized; no shares issued
   and outstanding                                                   --                     --
Common stock, par value $0.01 per share:
   34,000,000 shares authorized; shares issued
   and outstanding, 2004 - 22,549,595; 2003 -
   22,002,119                                                       225                    220
Additional paid-in capital                                       96,008                 75,859
Notes receivable - common stock                                  (3,550)                (3,550)
Accumulated other comprehensive income (loss)                     3,673                 (3,042)
Retained earnings                                               173,728                142,715
Total shareholders' equity                                      270,084                212,202
                                                              ---------              ---------
Total liabilities and shareholders' equity                    $ 425,309              $ 311,570
                                                              =========              =========


See accompanying notes.

Consolidated Statements of Income

(In thousands, except per share amounts)
Year Ended                                                   January 1, 2005    January 3, 2004   December 28, 2002
-------------------------------------------------------      ---------------    ---------------   -----------------
Net sales                                                       $ 500,242         $ 339,410          $ 283,267
Cost of sales                                                     321,288           234,984            194,644
                                                                ---------         ---------          ---------
Gross profit                                                      178,954           104,426             88,623

Selling, general and administrative expenses                       99,781            68,579             63,591
Research and development expenses                                  17,464             8,694              8,334
Impairment of long-term investment                                  2,277                --                 --
Amortization of intangibles                                         2,441             1,072                767
                                                                ---------         ---------          ---------
Operating income                                                   56,991            26,081             15,931

Interest expense                                                    1,491             2,045              2,653
Other expense (income), net                                            89                68             (1,753)
                                                                ---------         ---------          ---------
Income before income taxes and minority interest                   55,411            23,968             15,031
Minority interest                                                     153                --                 --
Income taxes                                                       19,230             8,629              5,411
                                                                ---------         ---------          ---------
Net income                                                      $  36,028         $  15,339          $   9,620
                                                                =========         =========          =========
Net income per share:
Basic                                                           $    1.62         $    0.70          $    0.44
Diluted                                                         $    1.59         $    0.70          $    0.44
                                                                ---------         ---------          ---------

Weighted-average shares and equivalent shares outstanding:
Basic                                                              22,239            21,881             21,858
Diluted                                                            22,604            22,004             21,971

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)
Year Ended                                                   January 1, 2005    January 3, 2004   December 28, 2002
--------------------------------------------------------     ---------------    ---------------   -----------------
Operating activities
Net income                                                       $ 36,028          $  15,339           $  9,620
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Depreciation                                                   23,859             20,029             18,137
    Amortization of intangibles                                     2,441              1,072                767
    Impairment of long-term investment                              2,277                 --                 --
    Provision for bad debts                                           802                 50                356
    Deferred income taxes                                           4,498             (6,458)              (575)
    Other                                                          (1,805)             (205)               651
    Changes in operating assets and liabilities:

   Accounts receivable                                           (6,582)               387            2,794
   Inventories                                                   (4,277)             5,865            4,762
   Accounts payable and accrued expenses                         (7,709)            12,584            3,296
   Prepaid expenses and other                                     3,452              1,290              950
                                                               --------         ----------        ---------
Net cash provided by operating activities                        52,984             49,953           40,758

Investing activities
Purchases of property, plant and equipment, net                 (22,079)           (14,041)          (8,360)
Purchase of businesses, net of cash acquired                    (41,661)           (44,590)         (15,031)
Purchase of marketable securities                                    --             (1,598)         (13,747)
Sale of marketable securities                                        --             10,404            4,941
                                                               --------         ----------        ---------
Net cash used in investing activities                           (63,740)           (49,825)         (32,197)

Financing activities
Proceeds from long-term debt                                     42,200             30,500              112
Payments of long-term debt                                      (38,402)           (41,996)         (13,130)
Proceeds from exercise of stock options and warrants             16,520              4,291            1,614
Purchases of common stock and redemption of warrants             (5,604)                --           (3,556)
                                                               --------         ----------        ---------
Net cash provided by (used in) financing activities              14,714             (7,205)         (14,960)
Effect of exchange rate changes on cash                           2,497              1,455             (378)
                                                               --------         ----------        ---------
Increase (decrease) in cash and cash equivalents                  6,455             (5,622)          (6,777)
Cash and cash equivalents at beginning of year                   22,128             27,750           34,527
                                                               --------         ----------        ---------
Cash and cash equivalents at end of year                       $ 28,583         $   22,128        $  27,750
                                                               ========         ==========        =========

See accompanying notes.

Consolidated Statements of Shareholders' Equity

                                                                                 Notes       Accumulated
                                                                Additional    Receivable-       Other
                                                     Common      Paid-In         Common     Comprehensive    Retained
(In thousands)                                       Stock       Capital         Stock      Income (Loss)    Earnings       Total
--------------------------------------------       ---------    ----------    -----------   -------------   ----------    ---------
Balance at December 29, 2001                       $     219     $ 70,641       $(3,448)      $(10,265)     $ 120,522     $ 177,669
Comprehensive income:
 Net income for the year                                  --           --            --             --          9,620         9,620
 Change in net unrealized loss on derivatives             --           --            --           (231)            --          (231)
 Minimum pension liability adjustment,
  net of tax                                              --           --            --         (3,462)            --        (3,462)
 Foreign currency translation adjustment                  --           --            --          4,057             --         4,057
                                                   ---------     --------       -------       --------      ---------     ---------
Comprehensive income                                                                                                          9,984
Stock options and warrants exercised*                      1        2,065          (452)            --             --         1,614
Purchase of 225,800 shares of common stock                (2)        (788)           --             --         (2,766)       (3,556)
                                                   ---------     --------       -------       --------      ---------     ---------

Balance at December 28, 2002                       $     218     $ 71,918       $(3,900)      $ (9,901)     $ 127,376     $ 185,711
Comprehensive income:
 Net income for the year                                  --           --            --             --         15,339        15,339
 Change in net unrealized loss on derivatives             --           --            --           (770)            --          (770)
 Minimum pension liability adjustment,
  net of tax                                              --           --            --          3,216             --         3,216
 Foreign currency translation adjustment                  --           --            --          4,413             --         4,413
                                                   ---------     --------       -------       --------      ---------     ---------
Comprehensive income                                                                                                         22,198
Payments on notes receivable                              --           --           350             --             --           350
Stock options and warrants exercised*                      2        3,941            --             --             --         3,943
                                                   ---------     --------       -------       --------      ---------     ---------

Balance at January 3, 2004                         $     220     $ 75,859       $(3,550)      $ (3,042)     $ 142,715     $ 212,202
Comprehensive income:
 Net income for the year                                  --           --            --             --         36,028        36,028
 Change in net unrealized loss on derivatives             --           --            --            824             --           824
 Minimum pension liability adjustment, net of tax         --           --            --           (458)            --          (458)
 Unrealized loss on marketable securities                 --           --            --         (1,095)            --        (1,095)
 Foreign currency translation adjustment                  --           --            --          7,444             --         7,444
                                                   ---------     --------       -------       --------      ---------     ---------
Comprehensive income                                                                                                         42,743

Purchase of 168,400 shares of common stock                (2)        (587)           --             --         (5,015)       (5,604)
Stock options and warrants exercised*                      7       20,736            --             --             --        20,743

Balance at January 1, 2005                         $     225     $ 96,008       $(3,550)      $  3,673      $ 173,728     $ 270,084
                                                   ---------     --------       -------       --------      ---------     ---------

*Including related tax benefit.

See accompanying notes.

Notes to Consolidated Financial Statements

January 1, 2005 and January 3, 2004

1. Summary of Significant Accounting Policies and Other Information

Nature of Operations: Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell circuit protection devices for use in the automotive, electronic and electrical markets throughout the world.

Fiscal Year: The Company's fiscal years ended January 1, 2005, January 3, 2004, and December 28, 2002, and contained 52, 53 and 52 weeks, respectively.

Basis of Presentation: The consolidated financial statements include the accounts of Littelfuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation.

Cash Equivalents: All highly liquid investments, with a maturity of three months or less when purchased, are considered to be cash equivalents.

Investments: The Company has determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses reported in "Shareholders' Equity" as a component of "Accumulated Other Comprehensive Income
(Loss)." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income or expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Fair Value of Financial Instruments: The Company's financial instruments include cash and cash equivalents, accounts receivable, investments and long-term debt. The carrying values of such financial instruments approximate their estimated fair values.

Accounts Receivable: The Company performs credit evaluations of customers' financial condition and generally does not require collateral. Credit losses are provided for in the financial statements based upon specific knowledge of a customer's inability to meet its financial obligations to the Company. Historically, credit losses have consistently been within management's expectations and have not been a material amount. The Company also maintains allowances against accounts receivable for the settlement of rebates and sales discounts to customers. These allowances are based upon specific customer sales and sales discounts as well as actual historical experience.

Inventories: Inventories are stated at the lower of cost (first in, first out method) or market, which approximates current replacement cost. The Company maintains excess and obsolete allowances against inventory to reduce the carrying value to the expected net realizable value. These allowances are based upon a combination of factors including historical sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Property, Plant and Equipment: Land, buildings, and equipment are carried at cost. Depreciation is calculated using the straight-line method with useful lives of 21 years for buildings, seven to nine years for equipment, seven years for furniture and fixtures, five years for tooling and three years for computer equipment. Prior to 2004, depreciation was calculated under accelerated methods with useful lives of 21 years for buildings, seven to nine years for equipment, and seven years for furniture and fixtures. The impact of this prospective change in depreciating new asset purchases was not material in 2004.

Intangible Assets: Trademarks and tradenames are amortized using the straight-line method over estimated useful lives that have a range of five to twenty years. Patents and licenses are amortized using the straight-line method over estimated useful lives that have a range of four to nine years. The distribution networks are amortized on either a straight-line or accelerated basis over estimated useful lives that have a range of nine to twenty years.

Goodwill is subject to an annual impairment test. Impairment is determined by calculating the fair value of each of the business segments by calculating an EBITDA for each business segment and applying a multiple based upon recent acquisition experience. In making these projections, the Company considered the markets it was addressing, the competitive environment and its advantages. The Company determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. The Company will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist. Factors the Company considers important, which could result in changes to its estimates, include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to the diverse end user base and non-discretionary product demand, the Company does not believe its future operating results will vary significantly relative to its historical and projected future operating results.

Pension and Other Post-retirement Benefits: Accounting for pensions requires estimating the future benefit cost and recognizing the cost over the employee's expected period of employment with the Company. Certain assumptions are required in the calculation of pension costs and obligations. These assumptions include the discount rate, salary scales and the expected long-term rate of return on plan assets. The discount rate is intended to represent the rate at which pension benefit obligations could be settled by purchase of an annuity contract. These assumptions are subject to change based on stock and bond market returns and other economic factors. Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore generally affect its recognized expense and accrued liability in such future periods. While the Company believes that its assumptions are appropriate given current economic conditions and its actual experience, significant differences in results or significant changes in the Company's assumptions may materially affect its pension obligations and related future expense.

Environmental Liabilities: Environmental liabilities are accrued based on estimates of the probability of potential future environmental exposure and are discounted based upon certain assumptions. Expenses related to on-going maintenance of environmental sites are expensed as incurred. If actual or estimated probable future losses exceed the Company's recorded liability for such claims, it would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

Revenue Recognition: In accordance with the Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," issued in December

2003, sales and associated costs are recognized in accordance with customer shipping terms, which is when the transfer of title to the customer occurs. Such revenue is recognized when collectibility is reasonably assured.

Credit Memos: The Company evaluates sales activity for credits to be issued on sales recorded prior to the end of the fiscal year. These credits relate to the return of inventory, pricing adjustments and credits issued to a customer based upon achieving prearranged sales volumes. Volume based incentives offered to customers are based upon the estimated cost of the program and are recorded as products are sold.

Advertising Costs: The Company expenses advertising costs as incurred, which amounted to $2.2 million in 2004, $1.2 million in 2003 and $2.1 million in 2002.

Foreign Currency Translation: The Company's foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities are translated using exchange rates at the balance sheet date and revenues and expenses are translated at weighted average rates. Adjustments from the translation process are reflected in shareholders' equity.

Derivative Instruments: The Company recognizes derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use and designation of the derivative instrument. For derivatives designated as cash flow hedges, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings when the hedged exposure affects earnings. Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the consolidated financial statements. The market risk associated with these instruments resulting from interest rate movements is expected to offset the market risk of the underlying transactions being hedged. The counterparties to the agreements relating to the Company's cross currency rate instruments consist of major international financial institutions with high credit ratings. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors the credit ratings of such counterparties, and limits the financial exposure and amount of agreements entered into with any one financial institution. While the notional amounts of the derivative financial instruments provides one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparty.

Stock-based Compensation: As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," using the intrinsic value method. Generally, the Company grants stock options for a fixed number of shares with an exercise price equal to the market price of the underlying stock at the date of grant and, accordingly, does not recognize compensation expense. On certain occasions, the Company has granted stock options for a fixed number of shares with an exercise price below that of the underlying stock on the date of the grant and recognizes compensation expense accordingly. This compensation expense has not been material. See Note 10 for additional information on stock-based compensation.

The following table discloses our pro forma net income and diluted net income per share had the valuation methods under SFAS 123 been used for our stock option grants. The table also discloses the weighted average assumptions used in estimating the fair value using the Black-Scholes option pricing method.

(In thousands, except per share amounts)                            2004            2003            2002
---------------------------------------                          ----------      ----------      ----------
Net income as reported                                           $   36,028      $   15,339      $    9,620
Stock option compensation expense, net of tax*                       (2,762)         (2,520)         (2,260)
                                                                 ----------      ----------      ----------
Pro forma net income                                             $   33,266      $   12,819      $    7,360
                                                                 ==========      ==========      ==========
Basic net income per share
As reported                                                      $     1.62      $     0.70      $     0.44
Pro forma                                                        $     1.50      $     0.59      $     0.34
Diluted net income per share
As reported                                                      $     1.59      $     0.70      $     0.44
Pro forma                                                        $     1.47      $     0.58      $     0.33
Risk-free interest rate                                                4.14%           3.45%           3.24%
Expected dividend yield                                                   0%              0%              0%
Expected stock price volatility                                        44.0%           46.9%           41.4%
Expected life of options                                            7 years         7 years         7 years

--------------------
* 2003 and 2002 expense amounts have been increased by $1,371 and $1,238, respectively, from amounts previously presented. Proforma amounts were adjusted accordingly.

These pro forma amounts may not be representative of future disclosures because the estimated fair value of the options is amortized to expense over the vesting period and additional options may be granted in the future.

Accounting Pronouncements: In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs - An Amendment to Accounting Research Bulletin No. 43, Chapter 4". SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included as overhead. SFAS 151 also requires that the allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities. SFAS 151 must be applied prospectively beginning January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Shipping and Handling Fees and Costs: Amounts billed to customers in a sales transaction represent fees earned for the goods provided and, accordingly, amounts billed related to shipping and handling should be classified as revenue. Costs incurred for shipping and handling of $4.6 million, $4.3 million and $3.6 million in 2004, 2003 and 2002, respectively, are classified in Selling,

General, and Administrative expenses.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," replacing SFAS No. 123 and superseding Accounting Principles Board
(APB) Opinion No. 25. SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity compensation effective July 1, 2005. This compensation cost will be measured as the fair value of the award estimated using an option-pricing model on the grant date. The Company is currently evaluating the various transition provisions under SFAS 123R and will adopt SFAS 123R effective July 1, 2005, which is expected to result in increased compensation expense in future periods.

Restructuring Costs: The Company incurs severance charges and plant closure expenses as part of the Company's on-going cost reduction efforts. These charges are included in Cost of Sales or Selling, General and Administrative expense depending on the nature of the charge.

2. Acquisition of Business

On May 6, 2004, the Company acquired 82% of the common stock of Heinrich Industrie AG ("Heinrich") for Euro 39.5 million (approximately $47.1 million) in cash and acquisition costs of approximately $1.8 million. The Company purchased the controlling interest in Heinrich from its two largest shareholders and initiated a tender offer for the remaining shares of the publicly held company. The Company funded the acquisition with $17.5 million in cash and $32.0 million of borrowings on an existing revolving line of credit.

Subsequent to May 6, 2004, the Company purchased additional shares of Heinrich stock for approximately $8.7 million, bringing the total ownership to 97.2% as of January 1, 2005.

Heinrich is the holding company for the Wickmann Group of circuit protection products, which has three business units: electronic, automotive and electrical. Littelfuse operates Heinrich in such business units subsequent to the acquisition. The Heinrich acquisition expands the Company's product offerings and strengthens the Company's position in the circuit protection industry.

The acquisition was accounted for using the purchase method and the operations of Heinrich are included in the Company's operations from the date of acquisition. The following table sets forth the purchase price allocation for the acquisition of Heinrich in accordance with the purchase method of accounting with adjustments to record the acquired assets and liabilities of Heinrich at their estimated fair market or net realizable values.

Purchase price allocation (In thousands)
----------------------------------------
 Current assets                            $  39,824
 Property, plant and equipment                35,826
Patents, licenses and software                 3,396
Distribution network                           5,135
Trademarks and tradenames                        788
 Goodwill                                      7,651
 Other assets                                  5,282
 Current liabilities                         (30,778)
 Purchase accounting liabilities              (7,281)
 Other long-term liabilities                 (16,580)
 Minority interest                            (1,602)
                                           ---------
                                           $  41,661
                                           =========

All goodwill and intangible assets are recorded in the European segment. Trademarks and tradenames have an estimated useful life of five years. The distribution network has an average estimated useful life of nine years. Patents have an estimated useful life of four years. Software has a useful life of three years. The weighted average estimated useful life for intangible assets is approximately seven years.

Purchase accounting liabilities are estimated to be $7.3 million and are for redundancy costs to be paid through 2005 related to manufacturing operations and selling, general and administrative functions. These liabilities are subject to revision as the Company implements its plan. The Company began formulating its plan to incur these costs as of the acquisition date. As of January 1, 2005, approximately $0.1 million has been paid related to these liabilities.

The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the Heinrich acquisition had occurred on December 29, 2002.

(In thousands, except per share data)
For the year ended                             2004               2003
------------------------------------        ---------          ----------
Net revenues                                $ 534,661          $  433,242
Net income from operations                     56,254              20,493

Net income                                     35,668              15,088
Diluted net income per share                $    1.58          $     0.69

These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what actual results would have been had the Heinrich acquisition been completed as of the beginning of the respective periods, or of future results.

On July 7, 2003, the Company completed the acquisition of all of the outstanding stock of Teccor Electronics, Inc. (`Teccor'), a subsidiary of Invensys plc for $44.6 million in cash, plus a future payment of $5.0 million contingent on sales of Teccor products reaching $107.0 million for calendar year 2005. If the contingent purchase price is to be paid it will be accounted for as an adjustment to purchase price in accordance with EITF 95-8 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination", as the selling shareholder has had no involvement in the Teccor business since the date of acquisition. The Company does not believe that Teccor will achieve the sales level in 2005 which would trigger the additional future payment. Teccor manufactures semiconductor products for the telecommunications and industrial market segments, including transient voltage suppression devices and power switching devices. The addition of Teccor's transient voltage suppression products expands the Company's line of overvoltage products and strengthens its position in the telecom and industrial market segments. The acquisition was accounted for using the purchase method and the operations of Teccor are included in the Company's operations from the date of acquisition. The allocation of the purchase price resulted in no goodwill. The acquisition was funded with cash on hand and borrowings under the Company's $50.0 million revolving credit facility. The allocation of purchase price, net of cash, is as follows:

(In thousands)
--------------
Current assets                         $ 27,508
Property, plant and equipment            21,550
Intangible asset                          6,100
Deferred tax assets                       6,703
Current liabilities                      (9,985)
Purchase accounting liabilities          (6,900)
Other long-term liabilities                (386)
                                       --------
Total purchase price, net of cash      $ 44,590
                                       ========

Purchase accounting liabilities are estimated to be $6.9 million and are primarily for redundancy costs related to manufacturing operations and selling, general and administrative functions. The Company began formulating the plan to incur these costs as of the acquisition date. Included in this amount is $0.7 million to reflect the obligation of Teccor to remit to Invensys proceeds from the sale of land. As of January 1, 2005, $5.4 million of restructuring payments related to employee severance have been paid and $1.4 million has been reversed from the liability with an offsetting reduction to intangible assets, leaving a balance of $0.1 million in purchase accounting liabilities at January 1, 2005. The remaining accrued liabilities are expected to be paid by the end of the 2005 fiscal year.

The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the Teccor acquisition had occurred on December 29, 2002.

(In thousands, except per share data)
For the year ended                            2004          2003
------------------------------------       ----------     ---------
Net revenues                               $  500,242     $ 375,797
Net income from operations                     56,991        23,211
Net income                                     36,028        13,179
Diluted net income per share               $     1.59     $    0.60

These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what actual results would have been had the acquisition been completed as of the beginning of the respective periods, or of future results.

3. Inventories

The components of inventories are as follows at January 1, 2005, and January 3, 2004 (in thousands):

                                    2004          2003
                                 ---------     ---------
Raw materials                    $  16,723     $  11,783
Work in process                     23,780        16,224
Finished goods                      38,577        24,591
                                 ---------     ---------
Total net inventory              $  79,080     $  52,598
                                 =========     =========

4. Intangible Assets

The Company recorded amortization expense of $2.4 million, $1.1 million and $0.8 million in 2004, 2003 and 2002, respectively.

The details of intangible assets and future amortization expense of existing intangible assets at January 1, 2005, are as follows (in thousands):

                                 As of January 1, 2005        As of January 3, 2004
                             ---------------------------   ---------------------------
                                Gross                         Gross
                               Carrying     Accumulated     Carrying      Accumulated
                                Value       Amortization      Value       Amortization
                             -----------    ------------   ----------     ------------
Patents and licenses         $    26,318    $     23,409   $   22,820     $     22,803
Distribution network              18,949          10,199       13,440            9,327
Trademarks and tradenames         11,688           4,295       11,145            3,332
                             -----------    ------------   ----------     ------------
Total                        $    56,955    $     37,903   $   47,405     $     35,462

Estimated amortization expense related to intangible assets with definite lives at January 1, 2005, is as follows (in thousands):

2005                            $  3,169
2006                               3,169
2007                               2,661
2008                               2,315
2009                               2,215
Thereafter                         5,523
                                --------
                                $ 19,052
                                ========

The amounts for goodwill and changes in the carrying value by operating segment are as follows at January 1, 2005, and January 3, 2004 (in thousands):

                                           Additions and
                                2004      other adjustments      2003
                             ---------    -----------------    ---------
Americas                     $  35,458       $  (1,034)        $  36,492
Europe                          19,343           7,640            11,703
Asia                               448              --               448
                             ---------       ---------         ---------
Total goodwill               $  55,249       $   6,606         $  48,643
                             ---------       ---------         ---------

5. Investments

Included in investments are shares of Polytronics Technology Corporation Ltd. ("Polytronics"), a Taiwanese company, which was acquired as part of the Heinrich acquisition. The fair value of this investment at January 1, 2005 is $4.3 million. Included in Other comprehensive income (loss) is a loss of $1.1 million related to a decrease in the fair market value of Polytronics.

6. Long-term Obligations

The carrying amounts of long-term debt, which approximate fair value, are as follows at January 1, 2005, and January 3, 2004 (in thousands):

                                         2004         2003
                                      ---------     ---------
6.16% Senior Notes, maturing 2005     $  10,000     $  20,000
Revolving credit facility                17,500            --
Other obligations                         6,822         8,697
                                      ---------     ---------
                                         34,322        28,697
Less: Current maturities                 32,958        18,496
                                      ---------     ---------
                                      $   1,364     $  10,201
                                      =========     =========

The Company has unsecured domestic financing arrangements consisting of Senior Notes with insurance companies and a credit agreement with banks that provides a $50.0 million revolving credit facility. The Senior Notes require minimum annual principal payments. The revolving line of credit balance becomes due within the next year. At January 1, 2005, the Company had available $32.5 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus .875%. The Company intends to renew this line of credit upon maturity. The Company also had $1.8 million and $1.9 million in letters of credit outstanding at January 1, 2005, and January 3, 2004, respectively.

The Company also has an unsecured bank line of credit in Japan that provides a Yen 0.9 billion, an equivalent of $9.0 million, revolving credit facility at an interest rate of TIBOR plus .875% (.9625% as of January 1, 2005). The revolving line of credit balance becomes due within the next year. At January 1, 2005, the Company had an equivalent of $5.4 million outstanding on the Yen facility. The Company intends to renew this line of credit upon maturity.

The Senior Notes and bank credit agreement contain covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At January 1, 2005, and for the year then ended, the Company was in compliance with these covenants.

Aggregate maturities of long-term obligations at January 1, 2005, are as follows (in thousands):

2005                    $  32,958
2006                           88
2007                           44
2008                           --
2009                           --
2010 and thereafter         1,232
                        ---------
                        $  34,322
                        =========

Interest paid on long-term debt approximated $1.7 million in 2004, $2.1 million in 2003 and $2.5 million in 2002.

7.  Other Long-term Liabilities

Included in other long-term liabilities is an accrued liability of $5.8 million related to a former coal mining operation at Heinrich. The accrual is based upon the present value of the cost of future occurrences related to the coal mine shafts (such as a shaft collapse) and the probability of such occurrences. Actual amounts incurred could differ from the amount accrued. Ongoing maintenance of coal mine shaft entrances are expensed as incurred.

8. Derivatives and Hedging

On June 11, 2002, the Company entered into cross-currency rate swaps, with a notional amount of $11.6 million, as a cash flow hedge of the variability of Yen cash flows attributable to the USD/JPY exchange rate risk on forecasted intercompany sales of inventory to a Japanese subsidiary. The cross-currency rate swaps convert $11.6 million of the Company's fixed rate 6.16% U.S. Dollar debt to fixed rate 3.13% Japanese Yen debt. At the inception of the hedge, both the foreign currency swap and the intercompany sales subject to the hedge were denominated in Japanese Yen. The swap agreements were accounted for as a cash flow hedge and reported at fair value. The notional amount outstanding at January 1, 2005, was $2.9 million and the fair value of the outstanding cross-currency rate swap agreements was recognized as a $0.6 million liability in the accrued liabilities on the consolidated balance sheet. The change in the liability has been reflected as a charge to accumulated other comprehensive loss in the consolidated balance sheet at January 1, 2005. The Company's hedges are considered effective and the net gain or loss from hedge ineffectiveness was not material.

For the period from June 1, 2004, to September 30, 2005, Heinrich Industrie AG purchased Euro forward contracts that hedge the variability of U.S. Dollar cash attributable to the exchange rate risk on forecasted intercompany sales to U.S. and Asian subsidiaries. These forward contracts guarantee the rate at which the U.S. Dollar cash flows will be converted to Euro in the future. The forward agreements are reported at the fair value amounting to $0.2 million which was recorded as an asset under Other Assets on the consolidated balance sheet at January 1, 2005. The gains since the date of the Heinrich acquisition were recognized in the income statement and were immaterial.

9. Benefit Plans

The Company has a defined-benefit pension plan covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average pay. The plan also provides post-retirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The Company also has defined benefit pension plans covering employees in the U.K., Ireland, Germany, Japan and the Netherlands. The amount of these retirement benefits is based on years of service and final average pay. Liabilities resulting from the plan that covers employees in the Netherlands are settled annually through the purchase of insurance contracts. Separate from the foreign pension data presented below, net periodic expense for the plan covering Netherlands employees was $0.2 million, $0.3 million and $0.3 million in 2004, 2003 and 2002, respectively.

The Company's contributions are made in amounts sufficient to satisfy legal requirements and ensure funding to at least 90% of the ERISA Current Liability amount. In 2005, the Company expects to make contributions to defined benefit pension plans in the range of $1.0 million to $3.0 million.

Changes in actual return on pension plan assets are deferred and recognized over a period of three years. The deferral of actual gains and losses affects the calculated value of plan assets and therefore future pension expense. Differences between total pension expense of $4.3 million, $3.6 million and $1.9 million in 2004, 2003 and 2002, respectively, were not material to the overall financial performance of the Company. The increases in pension expense in 2004 and 2003 were primarily due to lower asset investment returns than assumed and a decrease in the discount rate.

                                                              U.S.                      Foreign
                                                       2004           2003         2004          2003
                                                   -----------     ----------   ----------     ---------
Change in benefit obligation
Benefit obligation at beginning of year            $    55,648     $   54,485   $   27,479     $  21,516
Service cost                                             2,759          2,667        1,066           786
Interest cost                                            3,498          3,551        1,877         1,260
 Plan participants' contributions                           --             --          178           178
 Acquisition opening balance as of 5/06/04                  --             --       11,771            --
 Net actuarial loss (gain)                               1,430         (2,152)         654           (22)
 Benefits paid                                          (3,110)        (2,903)      (1,196)         (708)
 Effect of exchange rate movements                          --             --        3,782         4,469
                                                   -----------     ----------   ----------     ---------
Benefit obligation at end of year                  $    60,225     $   55,648   $   45,611     $  27,479
                                                   ===========     ==========   ==========     =========
Change in plan assets at fair value
Fair value of plan assets at beginning of year     $    44,667     $   35,685   $   22,997     $  17,347
 Actual return on plan assets                            5,238          8,886        1,601         1,993
 Employer contributions                                  1,000          3,000          580           537
 Plan participant contributions                             --             --          178           178
 Benefits paid                                          (3,110)        (2,903)        (676)         (708)
 Effect of exchange rate movements                          --             --        1,906         3,650
                                                   -----------     ----------   ----------     ---------
Fair value of plan assets at end of year           $    47,795     $   44,668   $   26,586     $  22,997
                                                   ===========     ==========   ==========     =========
 Unfunded status                                   $   (12,430)    $  (10,980)  $  (19,025)    $  (4,482)
 Unrecognized prior service cost (benefit)                 114            124         (138)         (142)
 Unrecognized transition asset                              --             --       (1,576)       (1,555)
 Unrecognized net actuarial gain                         6,236          6,552        7,173         6,294
                                                   -----------     ----------   ----------     ---------
Prepaid pension asset (obligation)                 $    (6,080)    $   (4,304)  $  (13,566)    $     115
                                                   ===========     ==========   ==========     =========

Amounts recognized in the Consolidated
Balance Sheet consist of:
Prepaid benefit cost                               $        --     $       --   $       67     $      50
Accrued benefit liability                               (6,080)        (4,304)     (14,337)         (208)
Accumulated other comprehensive income                      --             --          704           273
                                                   -----------     ----------   ----------     ---------
Net amount recognized                              $    (6,080)    $   (4,304)  $  (13,566)    $     115
                                                   ===========     ==========   ==========     =========

The accumulated benefit obligation for the U.S. defined benefits plans was $51,102 and $45,984 at January 1, 2005, and January 3, 2004, respectively. The accumulated benefit obligation for the foreign plans was $40,573 and $22,787 at January 1, 2005, and January 3, 2004, respectively.

                                                            U.S.                                  Foreign
                                               2004         2003          2002         2004         2003         2002
                                             -------     ----------     --------    ----------    --------     --------
Components of net periodic benefit cost
Service cost                                 $ 2,759     $    2,667     $  2,198    $    1,269    $    995     $    796
Interest cost                                  3,498          3,551        3,528         1,877       1,260          992
Expected return on plan assets                (3,649)        (3,664)      (4,112)       (1,521)     (1,243)      (1,277)
Amortization of prior service cost                10             10           46           (13)        (11)         (11)
Amortization of transition asset                  --             --           --           (90)       (102)         (85)
Amortization of losses                           158            110           --            --          --           --
Recognized actuarial loss                         --             --           --           206         253           --
                                             =======     ==========     ========    ==========    ========     ========
Total cost of the plan for the year            2,776          2,674        1,660         1,728       1,152          415
Expected plan participants' contribution          --             --           --          (203)       (208)        (175)
                                             -------     ----------     --------    ----------    --------     --------
Net periodic benefit cost                    $ 2,776     $    2,674     $  1,660    $    1,525    $    944     $    240
                                             =======     ==========     ========    ==========    ========     ========

Weighted average assumptions used to determine benefit obligations at year-end 2004, 2003 and 2002:

                                                            U.S.                                  Foreign
                                              2004          2003          2002         2004         2003         2002
                                            --------     ----------     --------    ----------    --------     --------
Discount rate                                    6.0%           6.5%         6.8%          4.8%        5.5%         5.5%
Compensation increase rate                       4.5%           4.5%         4.5%          3.4%        4.0%         4.0%
Measurement dates                           12/31/04       12/31/03     12/31/02      12/31/04    12/31/03     12/31/02

Weighted average assumptions used to determine net periodic benefit cost for the years 2004, 2003 and 2002:

                                                            U.S.                                  Foreign
                                               2004         2003          2002         2004         2003         2002
                                             -------     ----------     --------    ----------    --------     --------
Discount rate                                    6.5%           6.8%         7.3%          5.5%        5.5%         6.0%
Expected return on plan assets                   8.8%           9.0%         9.0%          4.7%        6.7%         6.8%
Compensation increase rate                       4.5%           4.5%         4.5%          4.0%        4.0%         4.0%
Measurement dates                            1/01/04        1/01/03      1/01/02       1/01/04     1/01/03      1/01/02

Expected benefit payments to be paid to participants for the fiscal year ending are as follows (in thousands):

                 U.S.     Foreign
               -------    -------
2005           $ 2,762    $ 1,630
2006             2,813      1,991
2007             2,954      2,326
2008             3,149      1,948
2009             3,285      1,855
2010-2014      $19,565    $14,679

Defined Benefit Plan Assets

Based upon analysis of the target asset allocation and historical returns by type of investment, the Company has assumed that the expected long-term rate of return will be 8.8% on domestic plan assets and 4.7% on foreign plan assets. Assets are invested to maximize long-term return taking into consideration timing of settlement of the retirement liabilities and liquidity needs for benefits payments. Actual investment returns over the last three years have been less than the assumed long-term rate of return and, should this trend continue, net periodic benefit cost would increase. U.S. defined benefit pension assets were invested as follows and were not materially different from the target asset allocation:

                 U.S. Asset Allocation
                      2004    2003
                      ----    ----
Equity securities       74%     74%
Debt securities         26%     26%
                      ----    ----
                       100%    100%
                      ====    ====

                 Foreign Asset Allocation
                      2004    2003
                      ----    ----
Equity securities       75%     73%
Debt securities         14%     17%
Property                 8%      8%
Cash                     3%      2%
                      ----    ----
                       100%    100%
                      ====    ====

Defined Contribution Plans

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $0.5 million, $0.5 million and $0.6 million in 2004, 2003 and 2002, respectively. The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $0.7 million, $0.7 million and $0.4 million in 2004, 2003 and 2002, respectively.

10. Shareholders' Equity

Stock Options: The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 4,425,000 shares of common stock to employees and directors. The stock options issued prior to 2002 vest over a five-year period and are exercisable over a 10 year period commencing from the date of vesting. The Company changed its policy in 2002 whereby the stock options vest over a five-year period and are exercisable over a 10 year period commencing from the date of the grant. This change was not made to stock options already granted.

 A summary of stock option information follows:

                                                          2004                          2003                          2002
                                                          ----                          ----                          ----
                                                        Weighted-                     Weighted-                     Weighted-
                                                         Average                       Average                       Average
                                                        Exercise                      Exercise                      Exercise
                                           Options        Price        Options          Price         Options         Price
                                          ---------     ---------    -----------     -----------    -----------    ----------
Outstanding at beginning of year          2,046,720     $   23.55      1,976,605     $     23.73      1,902,905    $    23.63
Options granted
 Option price equals market price           363,750         38.44        361,750           22.18        329,250         23.18
 Option price less than market price             --            --         20,000            7.00          4,000          5.00
                                          ---------     ---------      ---------     -----------      ---------    ----------
Total options granted                       363,750         38.44        381,750           21.38        333,250         22.96
Exercised                                  (706,880)        22.93       (169,015)          17.29        (99,580)        15.43

Forfeited                                   (43,150)        26.72       (142,620)          27.64       (159,970)        26.02
                                          ---------     ---------      ---------     -----------      ---------    ----------
Outstanding at end of year                1,660,440     $   26.97      2,046,720     $     23.55      1,976,605    $    23.73
                                          =========     =========      =========     ===========      =========    ==========

Exercisable at end of year                  772,440                    1,114,028                      1,060,140
Available for future grant                  454,030                      774,870                      1,004,500
Weighted-average value of options granted
 during the year                                        $   19.87                    $     13.71                   $    12.75
  Option price equals market price                          19.87                         13.25                        12.69
  Option price less than market price                          --                          23.89                        20.97

As of January 1, 2005, the Company had the following outstanding options:

                                       Weighted-           Weighted-
                       Options          Average             Average            Options
Exercise Price       Outstanding     Exercise Price      Remaining Life      Exercisable
--------------       -----------     --------------      --------------      ------------
$3.69 to $ 5.00           27,500     $         4.43                4.79            27,340
$7.00 to $11.16           33,400               8.36                7.86            17,400
$11.63 to $16.50          43,940              14.98                5.36            40,520
$17.81 to $25.50         749,620              21.84                8.84           388,140
$26.63 to $38.80         805,980              33.94                9.84           299,040

Notes Receivable - Common Stock: In 1995, the Company established the Executive Loan Program under which certain management employees could then obtain interest-free loans from the Company to facilitate their exercise of stock options and payment of the related income tax liabilities. Such loans, limited to 90% of the exercise price plus related tax liabilities, have a five-year maturity, subject to acceleration for termination of employment or death of the employee. Such loans are classified as a reduction of shareholders' equity. The Company changed its policy in 2002 such that management employees may no longer obtain such loans.

Accumulated Other Comprehensive Income (Loss): At the end of the year the components of accumulated other comprehensive income (loss) were as follows (in thousands):

                                      January 1,     January 3,
                                         2005          2004
                                      ---------     -----------
Net unrealized loss on derivatives    $    (177)    $    (1,001)
Minimum pension liability
 adjustment, net of tax                    (704)           (246)
Unrealized loss on marketable
 securities                              (1,095)             --
Foreign currency translation
 adjustment                               5,649          (1,795)
                                      ---------     -----------
  Total                               $   3,673     $    (3,042)
                                      =========     ===========

Preferred Stock: The Board of Directors may authorize the issuance from time to time of preferred stock in one or more series with such designations, preferences, qualifications, limitations, restrictions, and optional or other special rights as the Board may fix by resolution. In connection with the Rights Plan, the Board of Directors has reserved, but not issued, 200,000 shares of preferred stock.

Rights Plan: In December 1995, the Company adopted a shareholder rights plan providing for a dividend distribution of one preferred share purchase right for each share of common stock outstanding on and after December 15, 1995. The rights can be exercised only if an individual or group acquires or announces a tender offer for 15% or more of the Company's common stock. If the rights first become exercisable as a result of an announced tender offer, each right would entitle the holder to buy 1/200th of a share of a new series of preferred stock at an exercise price of $67.50. Once an individual or group acquires 15% or more of the Company's common stock, each right held by such individual or group becomes void and the remaining rights will then entitle the holder to purchase a number of common shares having a market value of twice the exercise price of the right. If the attempted takeover succeeds, each right will then entitle the holder to purchase a number of the acquiring Company's common shares having a market value of twice the exercise price of the right. After an individual or group acquires 15% of the Company's common stock and before they acquire 50%, the Company's Board of Directors may exchange the rights in whole or in part, at an exchange ratio of one share of common stock or 1/100th of a share of a new series of preferred stock per right. Before an individual or group acquires 15% of the Company's common stock, or a majority of the Company's Board of Directors are removed by written consent, whichever occurs first, the rights are redeemable for $0.01 per right at the option of the Company's Board of Directors. The Company's Board of Directors is authorized to reduce the 15% threshold to no less than 10%. Each right will expire on December 15, 2005, unless earlier redeemed by the Company or if the rights plan is extended or renewed by the Board of Directors of the Company.

11. Income Taxes

Federal, state, and foreign income tax expense (benefit) consists of the following (in thousands):

                                  2004       2003        2002
                                -------    -------     -------
Current:
 Federal                        $ 6,656    $10,346     $  (527)
 State                            1,196        339         249
 Foreign                          6,880      4,402       5,110
                                -------    -------     -------
Subtotal                         14,732     15,087       4,832
Deferred:
 Federal and State                3,087     (6,897)      2,987
 Foreign                          1,411        439      (2,408)
                                =======    =======     =======
Subtotal                          4,498     (6,458)        579
                                -------    -------     -------
Provision for income taxes      $19,230    $ 8,629     $ 5,411
                                =======    =======     =======

Domestic and foreign income before income taxes is as follows (in thousands):

                                   2004        2003      2002
                                 --------    -------    -------
Domestic                         $ 28,115    $ 6,808    $ 6,542
Foreign and Minority Interest      27,296     17,160      8,489
                                 --------    -------    -------
Income before income taxes       $ 55,411    $23,968    $15,031
                                 ========    =======    =======

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                                           2004         2003          2002
                                         --------     ---------     --------
Tax expense at statutory
 rate of 35%                             $ 19,394     $   8,389     $  5,259
State and local taxes (benefit),
 net of federal tax benefit                   777           220          162
Foreign income tax
 rate differential                         (1,846)         (611)         179
Foreign losses for which no
 tax benefit is available                     759            --           34
Valuation allowance                           753            --           --
Other, net                                   (607)          631         (223)
                                         --------     ---------     --------
Provision for income taxes               $ 19,230     $   8,629     $  5,411
                                         ========     =========     ========

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at January 1, 2005, and January 3, 2004, are as follows
(in thousands):

                                               2004       2003
                                             --------    -------
Deferred tax liabilities
Tax depreciation and amortization
 in excess of book                           $  4,765    $ 1,572
Foreign                                         2,893         --
Other                                             511      1,340
                                             --------    -------
Total deferred tax liabilities                  8,169      2,912
Deferred tax assets
Accrued expenses                               14,475     16,224
Foreign tax credit carryforwards                2,994      2,782
AMT credit carryforwards                           --      1,002
Foreign net operating loss carryforwards        5,706      2,666
                                             --------    -------
Gross deferred tax assets                      23,175     22,674
Less: Valuation allowance                      (6,523)    (2,666)
                                             ========    =======
Total deferred tax assets                      16,652     20,008
                                             --------    -------
Net deferred tax assets                      $  8,483    $17,096
                                             ========    =======

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses and a capital loss expected from a non-controlled foreign investment. The net operating loss carryforwards expire between 2005 and 2011. The foreign tax credit carryforwards expire in 2013. A deferred tax asset relating to a net operating loss from an acquired group of companies has not been recorded since the amount cannot be reasonably estimated between a range of zero and $15.0 million. The Company paid income taxes of approximately $11.2 million, $2.7 million and $5.8 million in 2004, 2003 and 2002, respectively. U.S. income taxes were not provided for on a cumulative total of approximately $43.3 million of undistributed earnings for certain non-U.S. subsidiaries as of January 1, 2005, and accordingly, no deferred tax liability has been established relative to these earnings. The determination of the deferred tax liability associated with the distribution of these earnings is not practicable.

12. Business Segment Information

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

Information concerning the operations in these geographic segments for the fiscal years ended 2004, 2003 and 2002 are as follows (in thousands):

                                                           Asia-     Combined                           Consolidated
                                  Americas     Europe     Pacific     Total    Corporate  Eliminations      Total
                                 ----------  ----------  ---------  ---------- ---------  ------------  ------------
Revenues                   2004  $  234,835  $  129,137  $ 136,270  $  500,242  $     --   $        --   $  500,242
                           2003     167,417      61,098    110,895     339,410        --            --      339,410
                           2002     148,047      51,233     83,987     283,267        --            --      283,267

Intersegment revenues      2004     137,611      58,376     28,718     224,705        --      (224,705)          --
                           2003      70,882      54,742     21,443     147,067        --      (147,067)          --
                           2002      62,022      47,213     17,696     126,931        --      (126,931)          --

Interest expense, net      2004       1,668        (175)        (2)      1,491        --            --        1,491
                           2003       2,068         (25)         2       2,045        --            --        2,045
                           2002       2,450          19        184       2,653        --            --        2,653

Depreciation and           2004      14,308       8,239      1,312      23,859     2,441            --       26,300
amortization               2003      16,442       1,541      2,350      20,333       768            --       21,101
                           2002      13,256       2,853      2,028      18,137       767            --       18,904

Other expense              2004      (2,106)      1,466        729          89        --            --           89
(income), net              2003        (728)         91        705          68        --            --           68
                           2002      (1,385)       (888)       520      (1,753)       --            --       (1,753)

Income tax                 2004      11,589       3,092      4,549      19,230        --            --       19,230
expense                    2003       4,326       1,022      3,281       8,629        --            --        8,629
                           2002       3,583       1,764         64       5,411        --            --        5,411

Net income (loss)          2004      23,598        (772)    15,643      38,469    (2,441)           --       36,028
                           2003       5,306         869      9,932      16,107      (768)           --       15,339
                           2002       2,626       3,235      8,270      14,131    (4,511)           --        9,620

Identifiable assets*       2004     344,277     264,523     64,828     673,628        --      (248,319)     425,309
                           2003     356,871      33,637     47,798     438,306        --      (126,736)     311,570
                           2002     286,348      32,908     45,079     364,335        --       (86,857)     277,478

Capital expenditures, net  2004      15,766       2,908      3,405      22,079        --            --       22,079
                           2003      12,157       1,954        (70)     14,041        --            --       14,041
                           2002       9,256      (2,516)     1,620       8,360        --            --        8,360

*Corporate assets have been reclassified to Americas for prior periods. Reconciling items primarily consist of intercompany balances.

The Company's revenues by product areas for the years ended January 1, 2005, January 3, 2004 and December 28, 2002, are as follows (in thousands):

Revenues                 2004       2003      2002
--------              ----------  ---------  ----------
Electronic            $  325,627  $ 206,523  $  150,838
Automotive               114,736     98,327      98,235
Electrical                59,879     34,560      34,194
                      ----------  ---------  ----------
Consolidated total    $  500,242  $ 339,410  $  283,267
                      ==========  =========  ==========

No single customer accounted for more than 10% of revenue.

13. Lease Commitments

The Company leases certain office and warehouse space under non-cancelable operating leases, as well as certain machinery and equipment. Rental expense under these leases was approximately $4.5 million in 2004, $3.4 million in 2003 and $2.6 million in 2002. Future minimum payments for all non-cancelable operating leases with initial terms of one year or more at January 1, 2005, are as follows (in thousands):

2005                         $  4,371
2006                            2,221
2007                            1,560
2008                            1,084
2009                              764
2010 and thereafter               684
                             --------
Total lease commitments      $ 10,684
                             ========

The Company did not have any capital leases as of January 1, 2005.

14. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except
per share amounts)                2004      2003      2002
------------------------------  --------  --------  --------
Numerator:
 Net income                     $ 36,028  $ 15,339  $  9,620
                                ========  ========  ========
Denominator:
 Denominator for basic
 earnings per share-
  Weighted-average shares         22,239    21,881    21,858

Effect of dilutive securities:
 Employee stock options              365       123       113
                                --------  --------  --------
Denominator for diluted
 earnings per share-
  Adjusted weighted-
   average shares and
   assumed conversions            22,604    22,004    21,971
Basic earnings per share        $   1.62  $   0.70  $   0.44
                                --------  --------  --------
Diluted earnings per share      $   1.59  $   0.70  $   0.44
                                ========  ========  ========

Options to purchase 362,500, 1,376,122 and 1,434,718 shares of common stock were outstanding at January 1, 2005, January 3, 2004, and December 28, 2002, respectively, but were not included in the computation of diluted earnings per share because the effect of including such options would have been anti-dilutive.

Selected Financial Data
(in thousands, except per share data)

Five Year Summary

                                2004*     2003**    2002      2001      2000
                              --------  --------  --------  --------  --------
Net sales                     $500,242  $339,410  $283,267  $272,149  $371,920
Gross profit                   178,954   104,426    88,623    85,592   150,648

Operating income                  56,991    26,081    15,931     8,540    61,748
Net income                        36,028    15,339     9,620     4,070    37,298
Net income per share - Diluted      1.59      0.70      0.44      0.19      1.69

Net working capital               98,470    62,120    59,181    62,486    74,503
Total assets                     425,309   311,570   277,478   272,272   274,378
Long-term debt                     1,364    10,201    20,252    30,402    41,397

* Results include Heinrich. Refer to the Notes to Consolidated Financial Statements for more information.

** Results include Teccor. Refer to the Notes to Consolidated Financial Statements for more information.

Quarterly Results of Operations (unaudited)

                                                  2004                                      2003
                                 4Q*         3Q*       2Q*        1Q         4Q**      3Q**       2Q        1Q
                               --------   --------   --------   --------   --------   -------   -------   -------
Net sales                      $124,139   $135,926   $128,759   $111,418   $101,963   $94,696   $72,789   $69,962
Gross profit                     43,700     49,961     45,488     39,805     29,688    27,786    23,894    23,078
Operating income (loss)           6,892     18,376     15,981     15,742      7,459     7,069     6,322     5,231
Net income (loss)                 4,828     11,250     10,344      9,606      4,191     4,073     3,852     3,223
Net income (loss) per share:
 Basic                             0.21       0.50       0.47       0.44       0.19      0.19      0.18      0.15
 Diluted                           0.21       0.49       0.46       0.43       0.19      0.19      0.18      0.15

Sales and margins were down in the fourth quarter of 2004 partly due to slower North American distributor sales. In the fourth quarter of 2004 the Company also recorded a non tax-deductible charge of $2.2 million to impair a portion of the Semitron investment acquired in 2002. Operating margins were also unfavorably impacted by higher operating expenses related to the Sarbanes-Oxley Act compliance as well as increased consulting, marketing and legal costs.

* Results include Heinrich. Refer to the Notes to Consolidated Financial Statements for more information. Heinrich gross profit has been reduced by $600 and $1,309 in Q3 2004 and Q2 2004, respectively, to reflect reclassifications between cost of sales and selling, general and administrative expenses to conform to 4Q 2004 presentation.

** Results include Teccor. Refer to the Notes to Consolidated Financial Statements for more information.

Quarterly Stock Prices

                          2004                                      2003
           4Q         3Q        2Q       1Q         4Q         3Q         2Q       1Q
         -----      -----     -----     -----      -----      -----      -----    -----
High     40.19      41.48     44.05     37.81      30.12      27.19      23.06    19.02
Low      31.45      32.60     36.24     28.56      23.00      21.79      17.47    16.86
Close    34.16      35.49     42.13     37.20      28.69      22.33      21.66    17.82