Form 10-K, Exhibit 13
period 2005-12-31
LITTELFUSE INC /DE
filed 2006-03-16
CIK 889331

                                                                   EXHIBIT  13.1

Littelfuse
2005 Annual Report


Management's Discussion and Analysis of Financial Condition and Results of Operation

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader with information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our consolidated financial statements. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of Littelfuse as a whole.

FORWARD LOOKING INFORMATION

This MD&A should be read in conjunction with our accompanying consolidated financial statements and related notes. See "Cautionary Statement Regarding Forward-Looking Statements" on page 10 of this report for a description of important factors that could cause actual results to differ from expected results. See also Item 1, Business, "Risk Factors," in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The following is a summary of sales by geography and market:


                                          FISCAL YEAR*
                           -------------------------------------------
                               2005             2004             2003
                            --------          -------          -------
GEOGRAPHY**
Americas                     $ 199.9         $  216.5         $  167.4
Europe                          98.3             98.3             61.1
Asia Pacific                   168.9            162.0            110.9
                            --------          -------          -------
              TOTAL          $ 467.1         $  476.8         $  339.4
                             =======         ========         ========


                                          FISCAL YEAR*
                            ------------------------------------------
                              2005             2004             2003
                            --------          -------          -------
MARKET
Electronics                 $  305.9          $ 325.6          $ 206.5
Automotive                     118.6            113.7             98.3
Electrical                      42.6             37.5             34.6
                            --------          -------          -------
              TOTAL         $  467.1          $ 476.8          $ 339.4
                             =======         ========         ========


* Amounts exclude Efen Gmbh (`Efen') for 2005 and 2004 since the date of the Heinrich acquisition.
** Sales are defined based upon shipped to destination. Segment reporting reflects sales based upon origination.


The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 14 for the three fiscal years ended December 31, 2005, January 1, 2005, and January 3, 2004.

Results of Operations-- 2005 Compared with 2004
Sales decreased 2.0% to $467.1 million in 2005 from $476.8 million in 2004. The decrease in sales was primarily in the Americas and Europe, with the decrease in European sales being largely offset by a full year of sales from the Heinrich Industrie AG ("Heinrich") acquisition included in 2005 sales. Stronger sales in Asia partially offset lower sales in the Americas and Europe. Within the Americas, lower electronic sales, mainly due to lower telecom demand, were partially offset by increased sales of electrical products. European sales were also lower than the prior year primarily due to lower demand for electronics products. Sales in Asia were up from the prior year mainly due to increased demand for electronics products. Electronic sales decreased $19.7 million or 6% to $305.9 million in 2005 compared to $325.6 million in 2004 primarily due to decreased demand in the

Americas and Europe for telecom product that was partially offset by increased demand in Asia. Automotive sales increased $4.9 million or 4% to $118.6 million in 2005 compared to $113.7 million in 2004 primarily due to a full year of sales from the Heinrich acquisition. Electrical sales increased $5.1 million or 14% to $42.6 million in 2005 compared to $37.5 million in 2004 due to improvements in industrial activity and the commercial construction market. International sales were $279.3 million or 59.8% of net sales in 2005 compared to $278.7 million or 58.5% of net sales in 2004, with sales being increased by $2.9 million of favorable currency effects in 2005.

Gross profit was $144.6 million or 30.9% of sales in 2005 compared to $173.8 million or 36.4% of sales in 2004. The gross profit margin decrease resulted from unfavorable leveraging of plant overhead due to lower production volumes, higher commodity prices and the recognition of $4.9 million of Ireland restructuring charges in 2005.

Selling, general and administrative expenses increased $2.4 million to $98.5 million in 2005 from $96.1 million in 2004, primarily due to a full year of Heinrich expenses that were partially offset by lower administrative costs due to staff reductions of 83 associates during 2005. As a percentage of sales, selling, general and administrative expenses increased to 21.1% in 2005 from 20.2% in 2004, primarily due to lower sales. Research and development costs increased $0.6 million to $16.7 million, representing 3.6% of sales in 2005 as compared to 3.4% of sales in 2004, reflecting increased investment in new product development. Total operating expenses, including intangible amortization and impairments of long-term investments, were 25.2% of sales in 2005, compared to 24.5% of sales in 2004.

Operating income in 2005 decreased 52.7% to $27.0 million or 5.8% of sales compared to $57.0 million or 12.0% of sales in the prior year. The decreases in operating income and operating margin were due to the factors affecting gross profit margin and operating expenses described above.

Interest expense was $2.1 million in 2005 compared to $1.5 million in 2004 due to a higher weighted average interest rate in 2005. Other expense (income), net, consisting of interest income, royalties, gains and losses on investments, non-operating income and foreign currency items was income, net, of $3.1 million compared to expense, net, of $0.1 million in the prior year, primarily due to the recognition of a $1.4 million gain on the sale of the Company's interest in a wafer fabrication facility in the U.K. in 2005 and Heinrich rental income.

Earnings from continuing operations before minority interest and income taxes were $27.9 million in 2005 compared to $55.5 million in 2004. Minority interest income was $0.1 million in 2005, reflecting the minority share ownership in Heinrich. Income tax expense was $11.4 million in 2005 compared to $19.0 million in the prior year. Earnings from continuing operations were $16.6 million in 2005 compared to $36.4 million in 2004.

In the fourth quarter of 2005, the Company entered into a contract to sell the Efen business acquired as part of the Heinrich acquisition in May 2004. Therefore, the Efen business is accounted for as a discontinued operation that reported income, net of taxes, of $1.1 million in 2005 compared to a loss, net of taxes, of $0.3 million in 2004. Net income in the current year was $17.7 million, compared to $36.0 million in the prior year.

The Company's effective tax rate increased to 41.1% in 2005 from 34.1% in 2004, reflecting the limited tax shield on restructuring charges and repatriation of earnings from lower tax jurisdictions. Diluted earnings per share were $0.78 in 2005 compared to $1.59 in 2004. The decreases in net income and earnings per share reflect the lower margins and a higher effective tax rate.

Results of Operations-- 2004 Compared with 2003
Sales increased 40.5% to $476.8 million in 2004 from $339.4 million in 2003. The increase in sales was primarily in the Americas and Asia, driven by increased demand for electronic products in the Asia region, sales from the Heinrich Industrie, AG ("Heinrich") acquisition from May 2004 through the end of the fiscal year and a full year of the Teccor Electronics, Inc. ("Teccor") acquisition. Electronic sales increased $119.1 million or 58% to $325.6 million in 2004 compared to $206.5 million in 2003. Excluding sales of Heinrich products, electronic sales increased $92.8 million or 45% to $299.3 million in 2004 compared to $206.5 million in 2003, primarily due to increased demand in Asia and a full year of the Teccor acquisition. Automotive sales increased $15.4 million or 16% to $113.7 million in 2004 compared to $98.3 million in 2003 largely due to sales from Heinrich in 2004. Automotive sales excluding Heinrich increased $5.0 million or 5% to $103.3 million in 2004 compared to $98.3 million in 2003. Electrical sales increased $2.9 million or 8% to $37.5 million in 2004 compared to $34.6 million in 2003, primarily due to modest improvements in commercial construction and industrial activity in the North American market. International sales increased 47.0% to $278.7 million or 58.5% of net sales in 2004 from $189.6 million or 55.9% of net sales in 2003. The increase in international sales was primarily due to strong demand for electronic products in Asia, the addition of Heinrich, a full year of Teccor and favorable currency effects, which contributed four percentage points to the overall sales growth.

Gross profit was $173.8 million or 36.4% of sales in 2004 compared to $104.4 million or 30.8% of sales in 2003. The gross profit margin increase resulted from cost savings initiatives in manufacturing and purchasing, fixed expense leverage due to increased plant throughput and the recognition of $3.2 million of Ireland restructuring charges in 2003.

Selling, general and administrative expenses increased $27.5 million to $96.1 million in 2004 from $68.6 million in 2003, primarily due to the addition of Heinrich, a full year of Teccor, increased costs related to complying with the Sarbanes-Oxley Act and higher selling related costs due to the increase in sales. As a percentage of sales, selling, general and administrative expenses were unchanged in 2004 from 20.2% in 2003. Research and development costs increased $7.4 million to $16.1 million, representing 3.4% of sales in 2004 as compared to 2.6% of sales in 2003 reflecting increased investment in new product development. Impairment of investments reflects the recognition of a non tax-deductible charge of $2.2 million to impair a portion of the Semitron investment acquired in 2002. Total operating expenses, including intangible amortization and impairment of investments, was 24.5% of sales in 2004, compared to 23.1% of sales in 2003. Total operating expenses, including intangible amortization but excluding impairment of investments, was 24.0% of sales in 2004, compared to 23.1% of sales in 2003.

Operating income in 2004 increased 118.6% to $57.0 million or 12.0% of sales compared to $26.1 million or 7.7% of sales in the prior year. The improvements in operating income and operating margin were primarily due to higher sales and the associated operating leverage partially offset by the impairment of a portion of the Semitron investment acquired in 2002.

Interest expense was $1.5 million in 2004 compared to $2.0 million in 2003 due to a lower weighted average interest rate in 2004. Other expense, net, consisting of interest income, royalties and foreign currency items was unchanged at $0.1 million from 2003 to 2004.

Earnings from continuing operations before minority interest and income taxes were $55.5 million in 2004 compared to $24.0 million in 2003. Minority interest was $0.1 million in 2004 reflecting the minority share ownership in Heinrich. Income tax expense was $19.0 million in 2004 compared to $8.6 million in the prior year. Earnings from continuing operations in the current year were $36.4 million, compared to $15.3 million in the prior year.

The Company's effective tax rate dropped from 36.0% in 2003 to 34.3% in 2004, reflecting the reduction of reserves related to prior tax years and tax structuring related to the Heinrich acquisition. Discontinued operations, net of tax, were a loss of $0.3 million in 2004. Net income in 2004 was $36.0 million, compared to $15.3 million in the prior year. Diluted earnings per share increased to $1.59 in 2004 compared to $0.70 in 2003. The increases in net income and earnings per share reflect the higher 2004 sales, margins and a lower 2004 effective tax rate.

Liquidity and Capital Resources
The Company has historically financed capital expenditures through cash flows from operations. Management expects that cash flows from operations and available lines of credit will be sufficient to support both its operations and its debt obligations for the foreseeable future.

The Company has a domestic unsecured revolving credit line of $50.0 million. The revolving line of credit balance becomes due within the next year. At December 31, 2005, the Company had $21.0 million in borrowings against this credit line. The Company's subsidiary in Japan also has an unsecured credit line of Yen 0.9 billion or an equivalent of $7.6 million. The Yen-based revolving line of credit balance also becomes due within the next year. At December 31, 2005, the Company had an equivalent of $3.8 million in borrowings against the Yen facility. The Company intends to renew these lines of credit upon maturity.

The Company's bank credit agreement requires maintenance of certain financial ratios and a minimum net worth level. At December 31, 2005, the Company was in compliance with these covenants. If the Company were to default on any of the bank agreement debt covenants and were unable to obtain a waiver from the lenders, the debt would be callable by the lenders. The Company believes that default of any of the debt covenants is unlikely for the foreseeable future since it expects the results of operations to be within the minimum levels to continue to be in compliance with the debt covenants.

The Company started 2005 with $28.6 million of cash. Net cash provided by operations was $38.1 million in the year. Cash used in investing activities included $27.2 million in net purchases of property, plant and equipment and $3.7 million for the acquisition of the remaining Heinrich shares partially offset by $0.6 million from sales of an investment in LC Fab. Cash provided by financing activities included net proceeds of notes receivable of $3.5 million and cash proceeds from the exercise of stock options of $3.8 million partially offset by net payments of long-term debt of $6.8 million and the repurchase of $12.8 million of the Company's common stock. The effect of exchange rate changes decreased cash by $2.2 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $6.6 million net decrease in cash. This left the Company with a cash balance of $21.9 million at the end of 2005.

Increases in net working capital consumed $9.7 million of cash flow in 2005. The major factors contributing to higher working capital were an increase in accounts receivable of $11.2 million, a decrease in accounts payable and accrued expenses of $1.1 million and an increase in prepaid expenses and other of $4.0 million, partially offset by a decrease in inventory of $6.6 million. Net working capital (working capital less cash, assets held for sale, liabilities held for sale and the current portion of long-term debt) as a percent of sales was 20.8% at year-end 2005 compared to 19.0% at year-end 2004 and 18.3% at year-end 2003. Days sales outstanding in accounts receivable increased to 63 days at year-end 2005 compared to 60 days at year-end 2004 and 50 days at year-end 2003. The increase was due to longer payment terms for certain automotive customers, the addition of Heinrich, which has a longer accounts receivable collection cycle than the base Littelfuse business and the Delphi bankruptcy in 2005. Days inventory outstanding was 75 days at year-end 2005 compared to 88 days at year-end 2004 and 71 days at year-end 2003. The reduction in days inventory outstanding in 2005 was due primarily to improved inventory management.

The ratio of current assets to current liabilities was 2.0 to 1 at year-end 2005 compared to 1.8 to 1 at year-end 2004 and 1.8 to 1 at year-end 2003. The ratio of long-term debt to equity was 0.0 to 1 at year-end 2005 compared to 0.1 to 1 at year-end 2004 and 0.0 to 1 at year-end 2003.

The Efen business, which is presented as a discontinued operation, did not contribute significantly to cash from operations in either 2004 or 2005.

The Company started 2004 with $22.1 million of cash. Net cash provided by operations was $53.0 million in the year. Cash used in investing activities included $22.0 million in net purchases of property, plant and equipment and $41.7 million for the acquisition of Heinrich. Cash provided by financing activities included net proceeds of long-term debt of $3.8 million and cash proceeds from the exercise of stock options of $16.5 million, partially offset by the repurchase of $5.6 million of the Company's common stock. The effect of exchange rate changes increased cash by $2.5 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $6.5 million net increase in cash. This left the Company with a cash balance of $28.6 million at the end of 2004.

Increases in net working capital consumed $15.1 million of cash flow in 2004. Excluding the impact of working capital from the Heinrich acquisition, the major factors contributing to higher working capital were an increase in accounts receivable of $6.6 million, an increase in inventory of $4.3 million and a decrease in accounts payable and accrued expenses of $7.7 million partially offset by a decrease in prepaid expenses and other of $3.5 million. The 2004 working capital increase was partly due to slower sales near the end of fiscal year 2004 and severance payments related to the Teccor acquisition. Net working capital (working capital less cash, assets held for sale, liabilities held for sale and the current portion of long-term debt) as a percent of sales was 19.0% at year-end 2004 compared to 18.3% at year-end 2003 and 20.9% at year-end 2002. The days sales outstanding in accounts receivable increased to 60 days at year-end 2004 compared to 50 days at year-end 2003 and 54 days at year-end 2002. The increase was partly due to the addition of Heinrich, which has a longer accounts receivable collection cycle than the base Littelfuse business. Days inventory outstanding was 88 days at year-end 2004 compared to 71 days at year-end 2003 and 88 days at year-end 2002.

The Company's capital expenditures were $27.2 million in 2005, $22.1 million in 2004, and $14.0 million in 2003. The Company expects that capital expenditures in 2006 will be approximately $25 million. The primary purposes for capital expenditures in 2006 will be related to new product introductions, capacity expansion, manufacturing transfers and other cost reduction projects. As in 2005, the Company expects to finance capital expenditures in 2006 through cash flow from operations.

The Company decreased total debt by $6.8 million in 2005 after increasing debt by $3.8 million in 2004 and $11.5 million in 2003. The Company repaid $10.0 million of its Senior Notes in 2005 with cash from operations. The Company's Board of Directors has authorized the Company to repurchase shares of its common stock, from time to time, depending on market conditions. The Company repurchased 458,000 common shares for $12.8 million in 2005, 168,400 common shares for $5.6 million in 2004 and did not repurchase any common shares in 2003.


Off-Balance Sheet Arrangements

In accordance with the definition under SEC rules, the following qualify as off-balance sheet arrangements:

o    any obligation under certain guarantees or contracts;

o a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

o    any obligation under certain derivative instruments; and

o any obligation under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

The following discussion addresses each of the above items for the Company.

On December 31, 2005, the Company was not liable for guarantees of indebtedness owed by third parties.

As of December 31, 2005, the Company was not directly liable for the debt of any unconsolidated entity, and the Company does not have any retained or contingent interest in assets as defined above.

As of December 31, 2005, the Company does not hold any derivative financial instruments, as defined by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

As part of the Company's ongoing business, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2005 and 2004, the Company is not involved in any unconsolidated SPE transactions.


Contractual Obligations

Achieving optimal returns on cash often involves making long-term commitments. SEC regulations require that the Company present its contractual obligations, and the Company has done so in the table that follows. However, the Company's future cash flow prospects cannot reasonably be assessed based on such obligations, as the most significant factor affecting its future cash flows is its ability to earn and collect cash from its customers. Future cash outflows, whether they are contractual obligations or not, will vary based on the Company's future needs. Further, normal operations involve significant expenditures that are not based on "commitments." Examples of such expenditures include amounts paid for income taxes or for salaries and benefits.

The following table summarizes contractual obligations and commitments, as of December 31, 2005 (in thousands):


                                                                      Payment Due By Period
------------------------------------------------------------------------------------------------------------------
                                                         Less than                                     More than
Contractual Obligations                          Total      1 year     1 - 3 years     3 - 5 years       5 years
------------------------------------------------------------------------------------------------------------------
Long-term debt obligations                     $26,682     $26,682         $    --         $    --       $    --
Interest payments                                  816         816              --              --            --
Supplemental Executive Retirement Plan           1,899          --             160              --         1,739
Operating lease payments                        16,610       4,891           4,283           2,514         4,922
------------------------------------------------------------------------------------------------------------------
Total                                          $46,007     $32,389         $ 4,443         $ 2,514       $ 6,661
------------------------------------------------------------------------------------------------------------------


Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs - An Amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included as overhead. SFAS 151 also requires that the allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities. SFAS 151 must be applied prospectively beginning January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," replacing SFAS No. 123 and superseding Accounting Principles Board (APB) Opinion No. 25.

SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity compensation effective July 1, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, "Share-Based Payment," which expresses the views of the Staff regarding the adoption of SFAS No. 123R. In April 2005, the effective date to apply the provisions of the pronouncement was postponed for public entities to fiscal years beginning after June 15, 2005. The company will adopt SFAS 123R effective January 1, 2006. The Company estimates that the compensation cost for fiscal 2006 will range between $3.9 million and $4.5 million on a before-tax basis. The Company's assessment of the estimated compensation charge is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. Those variables include, but are not limited to, the Company's stock price volatility and employee stock option exercise behaviors. The Company will recognize the compensation cost for the stock-based awards issued on or after January 1, 2006, using the straight-line attribution method over the vesting period for the entire award. The Company will adopt SFAS No. 123R using the modified prospective application method.

Critical Accounting Policies

Certain of the accounting policies as discussed below require the application of significant judgment by management in selecting the appropriate estimates and assumptions for calculating amounts to record in the financial statements. Actual results could differ from those estimates and assumptions, impacting the reported results of operations and financial position. Significant accounting policies are more fully described in the notes to the consolidated financial statements included elsewhere in this Annual Report. Certain accounting policies, however, are considered to be critical in that they are most important to the depiction of the Company's financial condition and results of operations and their application requires management's subjective judgment in making estimates about the effect of matters that are inherently uncertain. The Company believes the following accounting policies are the most critical to aid in fully understanding and evaluating its reported financial results, as they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. The Company has reviewed these critical accounting policies and related disclosures with the Audit Committee of its Board of Directors.


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

Credit Memos: The Company evaluates sales activity for credits to be issued on sales recorded prior to the end of the fiscal year. These credits relate to the return of inventory, pricing adjustments and credits issued to a customer based upon achieving prearranged sales volumes. Volume based incentives offered to customers are based upon the estimated cost of the program and are recognized as a reduction to revenue as products are sold. However, due to the Company's customer base, the Company does not believe its estimates would be materially impacted by changes in its assumptions.


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

Goodwill and Other Intangibles: The Company determined the fair value of each of its reporting units by using a guideline company method to estimate market value. A valuation multiple is derived for each business segment from transactions involving companies similar to the Company. That multiple is applied to an EBITDA of each segment to estimate the market value of that segment. In making these estimates, the Company considered the markets it was addressing, the competitive environment and its advantages. The Company determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. The Company will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist. Factors the Company considers important, which could result in changes to its estimates, include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to the diverse end user base and non-discretionary product demand, the Company does not believe its future operating results will vary significantly relative to its historical and projected future operating results.

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

Pension and Supplemental Executive Retirement Plan: Accounting for pensions requires estimating the future benefit cost and recognizing the cost over the employee's expected period of employment with the Company. Certain assumptions are required in the calculation of pension costs and obligations. These assumptions include the discount rate, salary scales and the expected long-term rate of return on plan assets. The discount rate is intended to represent the rate at which pension benefit obligations could be settled by purchase of an annuity contract. These assumptions are subject to change based on stock and bond market returns and other economic factors. Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore generally affect its recognized expense and accrued liability in such future periods. While the Company believes that its assumptions are appropriate given current economic conditions and its actual experience, significant differences in results or significant changes in the Company's assumptions may materially affect its pension obligations and related future expense.

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

Market Risk

The Company is exposed to market risk from changes in interest rates, foreign exchange rates, customer solvency and commodities.

The Company had debt outstanding at December 31, 2005, in the form of a domestic revolving credit facility and a foreign line of credit at variable rates. While 100% of this debt has variable interest rates, the Company's interest expense is not materially sensitive to changes in interest rate levels since debt levels and potential interest expense increases are small relative to earnings.

A portion of the Company's operations consists of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, the U.K., Ireland, Germany, China and the Philippines. During 2005, sales exported from the United States or manufactured abroad accounted for 59.8% of total sales. Substantially all sales in Europe are denominated in Euro, U.S. Dollar and British Pound Sterling, and substantially all sales in the Asia-Pacific region are denominated in U.S. Dollar, Japanese Yen and South Korean Won.

The Company's identifiable foreign exchange exposures result from the purchase and sale of products from affiliates, repayment of intercompany trade and loan amounts and translation of local currency amounts in consolidation of financial results. As international sales were more than half of total sales, a significant portion of the resulting accounts receivable are denominated in foreign currencies. Changes in foreign currency exchange rates or weak economic conditions in the foreign countries in which it manufactures and distributes products could affect the Company's sales, accounts receivable values and financial results. The Company uses netting and offsetting intercompany account management techniques to reduce known foreign currency exposures where possible and also, from time to time, utilizes derivative instruments to hedge certain foreign currency exposures deemed to be material.

Delphi Corporation, a significant customer of the Company, filed bankruptcy on October 8, 2005. Delphi accounts receivable affected by the bankruptcy are approximately $3.0 million. The Company recorded a $1.0 million reserve against this balance in the third quarter of 2005 and is actively monitoring this situation and assessing any further financial impact this may have.

The Company granted a license covering the MINI(R) fuse technology to Pacific Engineering Company, Ltd., a Japanese manufacturer that produces and distributes the Company's patented automotive fuses to Asian-based automotive OEMs and wire harness manufacturers. The license provides the Company with royalties of 2.5% of the licensee's revenues from the sale of the licensed products, with an annual minimum of $50,000. This license expires on April 16, 2006.

The Company uses various metals in the production of its products, including zinc and copper. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk. A 10% increase in the price of zinc and copper would reduce pre-tax profit by approximately $0.7 million and $0.7 million, respectively.

The Company does not believe it has significant exposure to market risk from changes in interest rates and foreign exchange rates.

Outlook

The Company believes its long-term growth strategy, which emphasizes development of new circuit protection products and providing customers with solutions and technical support in all major regions of the world, will drive sales growth in each of its segments. In addition, the fundamentals for both the electronics and electrical markets appear to be positive for 2006. Therefore, the Company expects moderate revenue growth in 2006 with all business segments and regions contributing. The Company initiated a series of projects in 2004 and 2005 to reduce costs in its global manufacturing and distribution operations. These programs, along with the integration and consolidation of Heinrich, are expected to generate cost savings to more than offset price erosion in 2006. The benefits of these programs are expected to have a favorable impact on earnings in 2006. The Company also plans to continue to increase research and development spending on new product development in order to help drive future sales growth.

The Company is working to expand its share of the circuit protection market by leveraging new products that it has recently acquired or developed as well as improved solution selling capabilities. In the future, the Company will look for opportunities to add to its product portfolio and technical expertise so that it can provide customers with the most complete circuit protection solutions available in the marketplace.

Cautionary Statement Regarding Forward-Looking Statements Under the Private Securities Litigation Reform Act of 1995. The statements in this section, the letter to shareholders and in the other sections of this report and in our Annual Report on Form 10-K, which are not historical facts are intended to constitute "forward-looking statements" that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development and patent protection, commercialization and technological difficulties, capacity and supply constraints or difficulties, exchange rate fluctuations, actual purchases under agreements, the effect of the Company's accounting policies, labor disputes, restructuring costs in excess of expectations, pension plan asset returns less than assumed, integration of acquisitions, and other risks which may be detailed in the Company's Securities and Exchange Commission filings.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Littelfuse is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rules 13a-15(f). Littelfuse's internal control system was designed to provide reasonable assurance to its management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

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

Littelfuse's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based upon the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company's management concluded that, as of December 31, 2005, the Company's internal control over financial reporting is effective.

Littelfuse's independent registered public accounting firm, Ernst & Young LLP, has audited management's assessment of the Company's internal control over financial reporting. Their report appears on page 13.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LITTELFUSE, INC.

We have audited the accompanying consolidated balance sheets of Littelfuse, Inc. and subsidiaries as of December 31, 2005, and January 1, 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries at December 31, 2005, and January 1, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.


We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Littelfuse, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2006 expressed an unqualified opinion thereon.


Ernst & Young LLP


Chicago, Illinois


March 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LITTELFUSE, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Littelfuse, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Littelfuse's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.


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

In our opinion, management's assessment that Littelfuse, Inc. maintained effective internal controls over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, Littelfuse, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Littelfuse, Inc. and our report dated March 13, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chicago, Illinois
March 13, 2006

Consolidated Balance Sheets

(In thousands)                                                         December 31, 2005        January 1, 2005
------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                     $  21,947              $  28,583
 Accounts receivable, less allowances (2005 - $11,903; 2004 - $10,019)            80,303                 74,400
 Inventories                                                                      63,423                 71,766
 Deferred income taxes                                                            11,927                 17,056
 Assets held for sale (Efen)                                                      17,633                 23,308
 Prepaid expenses and other current assets                                         7,936                  5,709
------------------------------------------------------------------------------------------------------------------
Total current assets                                                             203,169                220,822

Property, plant, and equipment:
 Land                                                                             13,370                 13,617
 Buildings                                                                        48,277                 47,824
 Equipment                                                                       254,829                233,481
------------------------------------------------------------------------------------------------------------------
                                                                                 316,476                294,922
Accumulated depreciation                                                        (190,983)              (166,786)
------------------------------------------------------------------------------------------------------------------
                                                                                 125,493                128,136
Intangible assets, net of amortization:
 Patents, licenses and software                                                    2,891                  2,416
 Distribution network                                                              6,508                  8,750
 Trademarks and tradenames                                                         5,343                  7,169
 Goodwill                                                                         54,440                 53,220
------------------------------------------------------------------------------------------------------------------
                                                                                  69,182                 71,555
Investments                                                                        5,590                  4,886
Other assets                                                                         497                    370
------------------------------------------------------------------------------------------------------------------
Total assets                                                                   $ 403,931              $ 425,769
------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                              $  20,457              $  18,832
 Accrued payroll                                                                  20,128                 22,065
 Accrued expenses                                                                  8,141                 13,941
 Accrued severance                                                                 7,866                  8,722
 Accrued income taxes                                                              9,920                 14,820
 Liabilities held for sale (Efen)                                                  6,722                  7,757
 Current portion of long-term debt                                                26,682                 32,958

------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         99,916                119,095

Long-term debt, less current portion                                                  --                  1,364
Deferred income taxes                                                              1,879                  7,355
Accrued post-retirement benefits                                                  19,268                 18,644
Other long-term liabilities                                                        5,658                  7,081
Minority Interest                                                                    144                  2,146

Shareholders' equity:
 Preferred stock, par value $0.01 per share:  1,000,000 shares authorized;
  no shares issued and outstanding                                                    --                     --
 Common stock, par value $0.01 per share:  34,000,000 shares authorized;
  shares issued and outstanding, 2005 - 22,229,288; 2004 - 22,549,595                222                    225
Additional paid-in capital                                                        99,078                 96,008
Notes receivable from officers - common stock                                        (17)                (3,550)
Accumulated other comprehensive income (loss)                                     (2,426)                 3,673
Retained earnings                                                                180,209                173,728
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       277,066                270,084
------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                     $ 403,931              $ 425,769
------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statements of Income

(In thousands, except per share amounts)
Year Ended                                                 December 31, 2005   January 1, 2005       January 3, 2004
---------------------------------------------------------------------------------------------------------------------
Net sales                                                         $467,089            $476,833          $339,410
Cost of sales                                                      322,537             303,036           234,984
---------------------------------------------------------------------------------------------------------------------
Gross profit                                                       144,552             173,797           104,426

Selling, general and administrative expenses                        98,536              96,102            68,579
Research and development expenses                                   16,672              16,079             8,694
Impairment of long-term investment                                      --               2,277                --
Amortization of intangibles                                          2,378               2,336             1,072
---------------------------------------------------------------------------------------------------------------------
Operating income                                                    26,966              57,003            26,081

Interest expense                                                     2,098               1,475             2,045
Other expense (income), net                                         (3,068)                 47                68
---------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
   minority interest and income taxes                               27,936              55,481            23,968
Minority interest                                                      (86)                143                --
Income taxes                                                        11,440              18,977             8,629
---------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                 16,582              36,361            15,339
Discontinued operations (net of tax expense of $645
    and $252 in 2005 and 2004, respectively)                         1,128                (333)               --
---------------------------------------------------------------------------------------------------------------------
Net income                                                        $ 17,710            $ 36,028          $ 15,339
---------------------------------------------------------------------------------------------------------------------

Net income per share:
Basic:
   Continuing operations                                          $   0.74            $   1.64          $   0.70
   Discontinued operations                                            0.05               (0.02)               --
                                                                  --------            --------          --------
   Net Income                                                     $   0.79            $   1.62          $   0.70
                                                                  ========            ========          ========
Diluted:
---------------------------------------------------------------------------------------------------------------------
   Continuing operations                                          $   0.73            $   1.61          $   0.70
   Discontinued operations                                            0.05               (0.02)               --
                                                                  --------            --------          --------
---------------------------------------------------------------------------------------------------------------------
   Net Income                                                     $   0.78            $   1.59          $   0.70
                                                                  ========            ========          ========
---------------------------------------------------------------------------------------------------------------------

Weighted-average shares and equivalent shares outstanding:
Basic                                                               22,413              22,239            21,881
Diluted                                                             22,582              22,604            22,004
---------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statements of Cash Flows


(In thousands)
Year Ended                                               December 31, 2005    January 1, 2005   January 3, 2004
-------------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                        $ 17,710          $ 36,028           $ 15,339
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation                                                      28,738            23,859             20,029
  Amortization of intangibles                                        2,495             2,441              1,072
  Impairment of long-term investment                                    --             2,277                 --
  Provision for bad debts                                            1,884               802                 50
  Gain on sale of LC Fab                                            (1,400)               --                 --
  Deferred income taxes                                             (1,564)            3,281             (6,458)
    Changes in operating assets and liabilities:
   Accounts receivable                                             (11,185)           (6,582)               387
   Inventories                                                       6,594            (4,277)             5,865
   Accounts payable and accrued expenses                            (1,134)           (7,709)            12,584
   Prepaid expenses and other                                       (3,996)            2,864              1,085
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           38,142            52,984             49,953

Investing activities
Purchases of property, plant and equipment                         (27,239)          (22,079)           (14,041)
Purchase of businesses, net of cash acquired                        (3,658)          (41,661)           (44,590)
Purchase of marketable securities                                       --                --             (1,598)
Sale of LC Fab                                                         600                --                 --
Sale of marketable securities                                           --                --             10,404
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (30,297)          (63,740)           (49,825)

Financing activities
Proceeds from debt                                                  48,819            42,200             30,500
Payments of debt                                                   (55,616)          (38,402)           (41,996)
Proceeds from exercise of stock options                              3,844            16,520              4,291
Notes receivable, common stock                                       3,533                --                 --
Purchases of common stock                                          (12,832)           (5,604)                --
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                (12,252)           14,714             (7,205)
Effect of exchange rate changes on cash                             (2,229)            2,497              1,455
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                    (6,636)            6,455             (5,622)
Cash and cash equivalents at beginning of year                      28,583            22,128             27,750
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                          $ 21,947          $ 28,583           $ 22,128
-------------------------------------------------------------------------------------------------------------------


See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)                                                            Notes        Accumulated
                                                             Additional   Receivable-  Other
                                                    Common   Paid-In      Common       Comprehensive    Retained
                                                    Stock    Capital      Stock        Income (Loss)    Earnings     Total
------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 2002                       $  218    $  71,918    $  (3,900)   $  (9,901)       $ 127,376    $ 185,711
Comprehensive income:
 Net income for the year                               --           --           --           --           15,339       15,339
Change in net unrealized loss on derivatives           --           --           --         (770)              --         (770)
Minimum pension liability adjustment*                  --           --           --        3,216               --        3,216
 Foreign currency translation adjustment               --           --           --        4,413               --        4,413
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                    22,198
Payments on notes receivable                           --           --          350           --               --          350
Stock options exercised, including tax benefit
of $357*                                                2        3,941           --           --               --        3,943
------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 2004                         $  220    $  75,859    $  (3,550)   $  (3,042)       $ 142,715    $ 212,202
Comprehensive income:
 Net income for the year                               --           --           --           --           36,028       36,028
 Change in net unrealized loss on derivatives          --           --           --          824               --          824
Minimum pension liability adjustment*                  --           --           --         (458)              --         (458)
Unrealized loss on marketable securities*              --           --           --       (1,095)             --       (1,095)
 Foreign currency translation adjustment               --           --           --        7,444               --        7,444
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                    42,743
Payments on notes receivable                           --           --           --           --               --           --
Purchase of 168,400 shares of common stock             (2)        (587)          --           --           (5,015)      (5,604)
Stock options exercised, including tax benefit
of $3,946*                                              7       20,736           --           --               --       20,743
------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2005                         $  225    $  96,008    $  (3,550)   $   3,673        $ 173,728    $ 270,084
Comprehensive income:
 Net income for the year                               --           --           --           --           17,710       17,710
 Change in net unrealized loss on derivatives          --           --           --          177               --          177
Minimum pension liability adjustment*                  --           --           --       (1,111)              --       (1,111)
Unrealized gain on marketable securities*              --           --           --          999               --          999
 Foreign currency translation adjustment               --           --           --       (6,164)              --       (6,164)
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                                                    11,611
Payments on notes receivable                           --           --        3,533           --               --        3,533
Purchase of 458,000 shares of common stock             (5)      (1,598)          --           --          (11,229)     (12,832)
Stock options exercised, including tax benefit
of $443*                                                2        4,668           --           --               --        4,670
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005                       $  222    $  99,078    $     (17)   $  (2,426)       $ 180,209    $ 277,066
------------------------------------------------------------------------------------------------------------------------------

*Including related tax impact.

See accompanying notes.

Notes to Consolidated Financial Statements
December 31, 2005 and January 1, 2005

1. Summary of Significant Accounting Policies and Other Information

Nature of Operations: Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell circuit protection devices for use in the automotive, electronic and electrical markets throughout the world.

Fiscal Year: The Company's fiscal years ended December 31, 2005, January 1, 2005, and January 3, 2004, and contained 52, 53 and 52 weeks, respectively.

Basis of Presentation: The consolidated financial statements include the accounts of Littelfuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements of Littelfuse, Inc. and its subsidiaries were prepared in accordance with generally accepted accounting principles in the United States of America and include the assets, liabilities, revenues, and expenses of all wholly-owned subsidiaries and majority-owned subsidiaries over which the Company exercises control. Certain amounts reported in previous years have been reclassified to conform to the 2005 presentation.

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

Inventories: Inventories are stated at the lower of cost or market (first in, first out method), which approximates current replacement cost. The Company maintains excess and obsolete allowances against inventory to reduce the carrying value to the expected net realizable value. These allowances are based upon a combination of factors including historical sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Property, Plant and Equipment: Land, buildings, and equipment are carried at cost. Depreciation is calculated using the straight-line method with useful lives of 21 years for buildings, seven to nine years for equipment, seven years for furniture and fixtures, five years for tooling and three years for computer equipment. Prior to 2004, depreciation was calculated under accelerated methods with useful lives of 21 years for buildings, seven to nine years for equipment, and seven years for furniture and fixtures. The impact of this prospective change in depreciating new asset purchases was not material for 2005 or 2004.

Intangible Assets: Trademarks and tradenames are amortized using the straight-line method over estimated useful lives that have a range of five to twenty years. Patents and licenses are amortized using the straight-line method or an accelerated method over estimated useful lives that have a range of four to nine years. The distribution networks are amortized on either a straight-line or accelerated basis over estimated useful lives that have a range of nine to twenty years.

Goodwill is subject to an annual impairment test. The Company determined the fair value of each of its reporting units by using a guideline company method to estimate market value. A valuation multiple is derived for each business segment from transactions involving companies similar to the Company. That multiple is applied to an EBITDA of each segment to estimate the market value of that segment. In making these estimates, the Company considered the markets it was addressing, the competitive environment and its advantages. The Company determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. The Company will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist. Factors the Company considers important, which could result in changes to its estimates, include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to the diverse end user base and non-discretionary product demand, the Company does not believe its future operating results will vary significantly relative to its historical and projected future operating results.

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

Revenue Recognition: In accordance with the Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," issued in December 2003, sales and associated costs are recognized in accordance with customer shipping terms, which is when the transfer of title to the customer occurs. Such revenue is recognized when collectibility is reasonably assured. Certain distributors are allowed to return inventory in future periods based upon meeting predetermined volume levels. The liability associated with these returns is recognized as a reduction of revenue in the period when the product is sold. Liabilities related to other arrangements such as price protection with third parties are also recognized as expense in the period when the product is sold.

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

Advertising Costs: The Company expenses advertising costs as incurred, which amounted to $1.8 million in 2005, $2.2 million in 2004 and $1.2 million in 2003.

Foreign Currency Translation: The Company's foreign subsidiaries use the local currency or the U.S. dollar as their functional currency, where appropriate. Assets and liabilities are translated using exchange rates at the balance sheet date and revenues and expenses are translated at weighted average rates. The amount of foreign currency conversion gain recognized in the income statement related to currency translation was $1.0 million, $2.4 million and $0.4 million in 2005, 2004 and 2003, respectively. Adjustments from the translation process are recognized in shareholders' equity as a component of other comprehensive income (loss).

Derivative Instruments: The Company recognizes derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use and designation of the derivative instrument. For derivatives designated as cash flow hedges, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings when the hedged exposure affects earnings. Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the consolidated financial statements. The market risk associated with these instruments resulting from interest rate movements is expected to offset the market risk of the underlying transactions being hedged. The counterparties to the agreements relating to the Company's cross currency rate instruments consist of major international financial institutions with high credit ratings. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors the credit ratings of such counterparties, and limits the financial exposure and amount of agreements entered into with any one financial institution. While the notional amounts of the derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparty.

Stock-based Compensation: As permitted by Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," using the intrinsic value method. Generally, the Company grants stock options for a fixed number of shares with an exercise price equal to the market price of the underlying stock at the date of grant and, accordingly, does not recognize compensation expense. On certain occasions, the Company has granted stock options for a fixed number of shares with an exercise price below that of the underlying stock on the date of the grant and recognizes compensation expense accordingly. This compensation expense has not been material. See Note 11 for additional information on stock-based compensation.

The following table discloses our pro forma net income and diluted net income per share had the valuation methods under SFAS 123 been used for our stock option grants. The table also discloses the weighted average assumptions used in estimating the fair value using the Black-Scholes option pricing method.


(In thousands, except per share amounts)         2005         2004          2003
----------------------------------------------------------------------------------
Net income as reported                        $17,710      $36,028       $15,339
Stock option compensation
 expense, net of tax*                         (3,172)       (2,762)       (2,520)
----------------------------------------------------------------------------------
Pro forma net income                          $14,538      $33,266       $12,819
----------------------------------------------------------------------------------

Basic net income per share
As reported                                    $ 0.79        $ 1.62      $  0.70
Pro forma                                      $ 0.65        $ 1.50      $  0.59
Diluted net income per share
As reported                                    $ 0.78        $ 1.59      $  0.70
Pro forma                                      $ 0.64        $ 1.47      $  0.58
Risk-free interest rate                          4.27%         4.14%        3.45%
Expected dividend yield                             0%            0%           0%
Expected stock price volatility                  39.4%         44.0%        46.9%
Expected life of options                      7 years       7 years      7 years
----------------------------------------------------------------------------------

*2003 expense has been increased by $1,371 from amount originally presented. Proforma amounts were adjusted accordingly.

Accounting Pronouncements: In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," replacing SFAS No. 123 and superseding Accounting Principles Board (APB) Opinion No. 25. SFAS 123R requires public companies to recognize compensation expense for the cost of awards of equity compensation in the company's first fiscal year beginning after July 1, 2005. This compensation cost will be measured as the fair value of the award estimated using an option-pricing model on the grant date. The Company is currently evaluating the various transition provisions under SFAS 123R and will adopt SFAS 123R beginning January 1, 2006. The Company estimates that the compensation cost for fiscal 2006 will range between $3.9 million and $4.5 million on a pre-tax basis.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included as overhead. SFAS 151 also requires that the allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities. SFAS 151 must be applied prospectively beginning January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses and the accompanying notes. The Company evaluates and updates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in its evaluation, as considered necessary. Actual results could differ from those estimates.

Shipping and Handling Fees and Costs: Amounts billed to customers in a sales transaction represent fees earned for the goods provided and, accordingly, amounts billed related to shipping and handling should be classified as revenue. Costs incurred for shipping and handling of $5.1 million, $4.6 million and $4.3 million in 2005, 2004 and 2003, respectively, are classified in Selling, General, and Administrative expenses.

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

Subsequent to May 6, 2004, the Company purchased additional shares of Heinrich stock for approximately $8.7 million, bringing the total ownership to 97.2% as of January 1, 2004. During 2005 the Company acquired the remaining outstanding shares for approximately $3.7 million, bringing the total ownership to 100% as of December 31, 2005.

Heinrich is the holding company for the Wickmann Group of circuit protection products, which has three business units: electronic, automotive and electrical. The Company has operated Heinrich in such business units subsequent to the acquisition. The Heinrich acquisition expands the Company's product offerings and strengthens the Company's position in the circuit protection industry.

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

Purchase price allocation (In thousands)
-----------------------------------------
Current assets                             $   39,824
Property, plant and equipment                  35,826
Patents, licenses and software                  3,396
Distribution network                            5,135
Trademarks and tradenames                         788
Goodwill                                       15,488
Other assets                                    5,282
Current liabilities                           (30,778)
Purchase accounting liabilities               (11,460)
Other long-term liabilities                   (16,580)
Minority interest                              (1,602)
                                           ----------
                                           $   45,319
                                           ==========


All goodwill and intangible assets are recorded in the European segment. Trademarks and tradenames have an average estimated useful life of five years. The distribution network has an average estimated useful life of nine years. Patents and licenses have an average estimated useful life of four years. Software has a useful life of three years. The weighted average estimated useful life for intangible assets is approximately seven years.

Purchase accounting liabilities are estimated to be $11.5 million and are for redundancy costs to be paid through 2006 related to manufacturing operations and selling, general and administrative functions. The Company began formulating its plan to incur these costs as of the acquisition date. Current year additions to the Heinrich purchase accounting liability relate to redundancy costs recognized after 100% ownership was achieved.

A summary of purchase accounting liabilities activity is shown below (in thousands):


                                             Heinrich
-----------------------------------------------------
Balance at May 6, 2004                         7,281
Additions                                         --
Payments                                         (85)
-----------------------------------------------------
Balance at January 1, 2005                     7,196
Additions                                      4,179
Payments                                      (8,685)
-----------------------------------------------------
Balance at December 31, 2005                  $2,690
-----------------------------------------------------

The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the Heinrich acquisition had occurred on January 3, 2004.


(In thousands, except per share data)
For the year ended                                  2005             2004
---------------------------------------------------------------------------
Net sales                                       $467,089         $511,252
Income from operations                            26,966           56,335
Net income                                        17,710           36,001
Diluted net income per share                    $   0.78         $   1.59
---------------------------------------------------------------------------

These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what actual results would have been had the Heinrich acquisition been completed as of the beginning of the respective periods or of future results.

3. Inventories

The components of inventories at December 31, 2005, and January 1, 2005 are as follows (in thousands):


                                      2005             2004
-----------------------------------------------------------
Raw materials                      $13,010          $15,845
Work in process                     18,996           20,050
Finished goods                      31,417           35,871
-----------------------------------------------------------
Total inventories                  $63,423          $71,766
-----------------------------------------------------------

4. Intangible Assets

The Company recorded amortization expense of $2.4 million, $2.3 million and $1.1 million in 2005, 2004 and 2003, respectively. The details of intangible assets and future amortization expense of existing intangible assets at December 31, 2005, and January 1, 2005, are as follows (in thousands):


                                          As of December 31, 2005                 As of January 1, 2005
------------------------------------------------------------------------------------------------------------------
                                    Weighted      Gross                     Weighted       Gross
                                     Average   Carrying    Accumulated       Average    Carrying      Accumulated
                                 Useful Life      Value   Amortization   Useful Life       Value      Amortization
------------------------------------------------------------------------------------------------------------------
Patents and licenses                     9.0    $27,193        $24,302           9.3    $25,775          $23,358
Distribution network                    17.4     17,584         11,076          16.8     18,949           10,199
Trademarks and tradenames               14.7     10,210          4,867          14.1     11,430            4,262
-----------------------------------------------------------------------------------------------------------------
Total                                           $54,987        $40,245                  $56,154          $37,819


Estimated amortization expense related to intangible assets with definite lives at December 31, 2005, is as follows (in thousands):

2006                           $ 2,174
2007                             2,143
2008                             2,074
2009                             1,849
2010                             1,810
Thereafter                       4,692
---------------------------------------
                               $14,742
---------------------------------------

The amounts for goodwill and changes in the carrying value by operating segment are as follows at December 31, 2005, and January 1, 2005 (in thousands):


                                       Additions and                        Additions and
                          2005     other adjustments           2004     other adjustments           2003
------------------------------------------------------------------------------------------------------------
Americas               $38,624                $3,166        $35,458               $(1,034)       $36,492
Europe                  15,745                (1,569)        17,314                 5,611         11,703
Asia-Pacific                71                  (377)           448                    --            448
------------------------------------------------------------------------------------------------------------
Total goodwill         $54,440                $1,220        $53,220               $ 4,577        $48,643
------------------------------------------------------------------------------------------------------------

The net decrease in European goodwill is related to the reclassification of goodwill from Europe to the Americas and foreign currency translation impact, partially offset by the additional purchase accounting liabilities recorded in 2005 related to the Heinrich acquisition.

5. Investments

Included in investments are shares of Polytronics Technology Corporation Ltd. ("Polytronics"), a Taiwanese company, which was acquired as part of the Heinrich acquisition. The Company's shares held represent approximately 8.9% of total Polytronics shares outstanding during 2004 and 2005. The fair value of this investment is $4.8 million and $4.3 million at December 31, 2005 and January 1, 2005, respectively. Included in other comprehensive income (loss) is a cumulative loss of $0.1 million related to a decrease in the fair market value of Polytronics. As part of other comprehensive income, an unrealized loss of $1.1 million was recorded in 2004 and an unrealized gain of $1.0 million was recorded in 2005 related to Polytronics.

6. Discontinued Operations

In December 2005, the Company announced its plan to sell the Efen business that consists of production and sales facilities in Uebigau and Eltville, Germany and Kaposvar, Hungary. The Company obtained Efen as part of its acquisition of Heinrich in May 2004. Results of operations for Efen have been reclassified and presented as discontinued operations for 2005 and 2004. Efen is part of the European segment for reporting purposes. Due to the Efen sale taking place in February 2006, the results of Efen will no longer be included in the Consolidated Statements of Income beginning in February 2006.

Efen's results are summarized as follows for the periods ending December 31, 2005, and the period from May 6, 2004 to January 1, 2005 (in thousands):


                                       2005             2004
------------------------------------------------------------
Net sales                           $32,988          $23,409
Income (loss) before taxes            1,773              (81)
Income taxes                            645              252
------------------------------------------------------------
Net income (loss)                    $1,128          $  (333)
------------------------------------------------------------


Efen's significant balance sheet items are summarized as of December 31, 2005, and January 1, 2005 (in thousands):


                                               2005             2004
---------------------------------------------------------------------
Accounts receivable, net                     $2,867           $3,326
Inventory                                     5,780            7,314
Property, plant and equipment, net            5,577            8,329
Other assets                                  1,084            2,310
Goodwill                                      2,325            2,029
Current liabilities                           3,407            3,816
Long term liabilities                         3,315            3,941
---------------------------------------------------------------------

7. Long-term Obligations

The carrying amounts of long-term debt at December 31, 2005, and January 1, 2005 are as follows (in thousands):


                                                            2005         2004
-----------------------------------------------------------------------------
Revolving credit facility                                $21,000      $17,500
6.16% Senior Notes, maturing September 1, 2005                --       10,000
Other obligations                                          5,682        6,822
-----------------------------------------------------------------------------
                                                          26,682       34,322
Less: Current maturities                                  26,682       32,958
-----------------------------------------------------------------------------
                                                         $    --       $1,364
-----------------------------------------------------------------------------


The Company has an unsecured domestic financing arrangement consisting of a credit agreement with banks that provides a $50.0 million revolving credit facility. The revolving line of credit balance becomes due in 2006 at which time the Company has the option to renew the line of credit. At December 31, 2005, the Company had available $29.0 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus .875% (3.949% as of December 31, 2005). The Company intends to renew this line of credit upon maturity. The Company also had $5.8 million and $1.8 million in letters of credit outstanding at December 31, 2005, and January 1, 2005, respectively.

The Company repaid $10.0 million of its Senior Notes in 2005.

The Company also has an unsecured bank line of credit in Japan that provides a Yen 0.9 billion, an equivalent of $7.6 million, revolving credit facility at an interest rate of TIBOR plus .875% (0.941% as of December 31, 2005). The revolving line of credit balance becomes due within 2006. At December 31, 2005, the Company had an equivalent of $3.8 million outstanding on the Yen facility. The Company intends to renew this line of credit upon maturity.

The domestic bank credit agreement contains covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At December 31, 2005, and for the year then ended, the Company was in compliance with these covenants.

Aggregate maturities of long-term obligations at December 31, 2005, are as follows (in thousands):

2006                                                                  $26,682
2007                                                                       --
2008                                                                       --
2009                                                                       --
2010                                                                       --
2011 and thereafter                                                        --
-----------------------------------------------------------------------------
                                                                      $26,682
-----------------------------------------------------------------------------

Interest paid on long-term debt approximated $2.0 million in 2005, $1.7 million in 2004 and $2.1 million in 2003.

8. Coal Mining Liability

Included in other long-term liabilities is an accrued liability related to a former coal mining operation at Heinrich for the amounts of $5.0 million and $5.8 million in 2005 and 2004, respectively. The accrual is based on an engineering study estimating the present value of the cost of future occurrences related to the coal mine shafts (such as a shaft collapse) and the probability of such occurrences. Actual amounts incurred could differ from the amount accrued. Ongoing maintenance of coal mine areas and shaft entrances are expensed as incurred.

9. Derivatives and Hedging

On June 11, 2002, the Company entered into cross-currency rate swaps, with a notional amount of $11.6 million, as a cash flow hedge of the variability of Yen cash flows attributable to the USD/JPY exchange rate risk on forecasted intercompany sales of inventory to a Japanese subsidiary. The cross-currency rate swaps converted $11.6 million of the Company's fixed rate 6.16% U.S. Dollar debt to fixed rate 3.13% Japanese Yen debt. At the inception of the hedge, both the foreign currency swap and the intercompany sales subject to the hedge were denominated in Japanese Yen. The swap agreements were accounted for as a cash flow hedge and reported at fair value. There was no notional amount outstanding at December 31, 2005, as the cross-currency rate swap agreements expired during 2005. The Company's hedges were considered effective and the net gain or loss from hedge ineffectiveness and from the recognition of the unrealized loss were recognized in the consolidated statement of income and were not material.

For the period from June 1, 2004, to September 30, 2005, Heinrich Industrie AG purchased Euro forward contracts that hedged the variability of U.S. Dollar cash attributable to the exchange rate risk on forecasted intercompany sales to U.S. and Asian subsidiaries. These forward contracts guaranteed the rate at which the U.S. Dollar cash flows would be converted to Euro in the future. These forward contracts expired in 2005. No forward currency contracts existed at December 31, 2005. The gains since the date of the Heinrich acquisition were recognized in the income statement and were immaterial.

10. Benefit Plans

The Company has a defined-benefit pension plan covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average pay. The plan also provides post-retirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The Company also has defined benefit pension plans covering employees in the U.K., Ireland, Germany, Japan and the Netherlands. The amount of these retirement benefits is based on years of service and final average pay. Liabilities resulting from the plan that covers employees in the Netherlands are settled annually through the purchase of insurance contracts. Separate from the foreign pension data presented below, net periodic expense for the plan covering Netherlands employees was $0.6 million, $0.2 million and $0.3 million in 2005, 2004 and 2003, respectively.

The Company's contributions are made in amounts sufficient to satisfy legal requirements and ensure funding to at least 90% of the ERISA Current Liability amount. In 2006, the Company expects to make contributions to defined benefit pension plans in the range of $1.0 million to $4.0 million.

Changes in actual return on pension plan assets are deferred and recognized over a period of three years. The deferral of actual gains and losses affects the calculated value of plan assets and therefore future pension expense. Differences between total pension expense of $4.8 million, $4.3 million, and $3.6 million in 2005, 2004 and 2003, respectively, were not material to the overall financial performance of the Company. The increases in pension expense in 2005 and 2004 were primarily due to lower asset investment returns than assumed and a decrease in the discount rate. Benefit plan related information, including EFEN, is as follows:


                                                                             U.S.                   Foreign
----------------------------------------------------------------------------------------------------------------
                                                                       2005        2004         2005       2004
-----------------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                            $ 60,225    $ 55,648    $ 45,611    $ 27,479
Service cost                                                          3,259       2,759         818       1,066
Interest cost                                                         3,664       3,498       1,971       1,877
 Plan participants' contributions                                        --          --         362         178
 Acquisition opening balance as of 5/06/04                               --          --          --      11,771
 Net actuarial loss                                                   2,363       1,430       6,474         654
 Benefits paid                                                       (3,086)     (3,110)     (1,811)     (1,196)
 Effect of exchange rate movements                                       --          --      (6,135)      3,782
---------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                  $ 66,425    $ 60,225    $ 47,290    $ 45,611
---------------------------------------------------------------------------------------------------------------
Change in plan assets at fair value
Fair value of plan assets at beginning of year                     $ 47,795    $ 44,667    $ 26,586    $ 22,997
 Actual return on plan assets                                         3,227       5,238       4,170       1,601
 Employer contributions                                               2,500       1,000       2,184         580
 Plan participant contributions                                          --          --         362         178
 Benefits paid                                                       (3,086)     (3,110)       (906)       (676)
 Effect of exchange rate movements                                       --          --      (3,609)      1,906
---------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                           $ 50,436    $ 47,795    $ 28,787    $ 26,586
---------------------------------------------------------------------------------------------------------------
 Unfunded status                                                   $(15,989)   $(12,430)   $(18,503)   $(19,025)
 Unrecognized prior service cost (benefit)                              105         114        (112)       (138)
 Unrecognized transition asset                                           --          --      (1,269)     (1,576)
 Unrecognized net actuarial gain                                      8,690       6,236       9,887       7,173
---------------------------------------------------------------------------------------------------------------
Net amount recognized                                              $ (7,194)   $ (6,080)   $ (9,997)   $(13,566)
---------------------------------------------------------------------------------------------------------------

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost                                               $     --    $     --    $  1,554    $     67
Accrued benefit liability                                            (7,194)     (6,080)    (13,366)    (14,337)
Accumulated other comprehensive income                                   --          --       1,815         704
---------------------------------------------------------------------------------------------------------------
Net amount recognized                                              $ (7,194)   $ (6,080)   $ (9,997)   $(13,566)
---------------------------------------------------------------------------------------------------------------

A reconciliation of the accrued benefit liability to the consolidated balance sheet is as follows:


                                                2005           2004
--------------------------------------------------------------------------------
Accrued benefit liability                    $20,560        $20,417
Less: Efen                                     1,292          1,773
--------------------------------------------------------------------------------
Accrued post-retirement benefits              19,268         18,644

The accumulated benefit obligation for the U.S. defined benefits plans was $55,372 and $51,102 at December 31, 2005, and January 1, 2005, respectively. The accumulated benefit obligation for the foreign plans was $41,917 and $40,573 at December 31, 2005, and January 1, 2005, respectively.

                                                              U.S.                         Foreign
-------------------------------------------------------------------------------------------------------------
                                                  2005       2004       2003       2005       2004       2003
-------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                   $ 3,259    $ 2,759    $ 2,667    $ 1,210    $ 1,269    $   995
Interest cost                                    3,664      3,498      3,551      1,971      1,877      1,260
Expected return on plan assets                  (3,728)    (3,649)    (3,664)    (1,681)    (1,521)
                                                                                                       (1,243)
Amortization of prior service cost                  10         10         10        (13)       (13)       (11)
Amortization of transition asset                    --         --         --       (112)       (90)      (102)
Amortization of losses                             409        158        110        173        206        253
-------------------------------------------------------------------------------------------------------------
Total cost of the plan for the year              3,614      2,776      2,674      1,548      1,728      1,152
Expected plan participants' contribution            --         --         --       (392)      (203)      (208)
-------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                      $ 3,614    $ 2,776    $ 2,674    $ 1,156    $ 1,525    $   944
-------------------------------------------------------------------------------------------------------------

Weighted average assumptions used to determine benefit obligations at year-end 2005, 2004 and 2003:


                                                     U.S.                                 Foreign
-------------------------------------------------------------------------------------------------------------------
                                        2005        2004           2003         2005         2004          2003
-------------------------------------------------------------------------------------------------------------------
Discount rate                           6.0%        6.0%           6.5%         4.3%         4.8%          5.5%
Compensation increase rate              4.5%        4.5%           4.5%         3.2%         3.4%          4.0%
Measurement dates                   12/31/05    12/31/04       12/31/03     12/31/05     12/31/04      12/31/03


Weighted average assumptions used to determine net periodic benefit cost for the years 2005, 2004 and 2003:


                                                       U.S.                               Foreign
-------------------------------------------------------------------------------------------------------------------
                                        2005          2004         2003         2005         2004          2003
-------------------------------------------------------------------------------------------------------------------
Discount rate                           6.0%          6.5%         6.8%         4.8%         5.5%          5.5%
Expected return on plan assets          8.5%          8.8%         9.0%         6.7%         6.7%          6.7%
Compensation increase rate              4.5%          4.5%         4.5%         3.2%         4.0%          4.0%
Measurement dates                    1/01/05       1/01/04      1/01/03      1/01/05      1/01/04       1/01/03

Expected benefit payments to be paid to participants for the fiscal year ending are as follows (in thousands):

                                        U.S.       Foreign
2006                                  $2,834        $1,664
2007                                   3,025         2,060
2008                                   3,193         1,684
2009                                   3,326         1,564
2010                                   3,512         3,360
2011-2015                             20,859        12,407


Defined Benefit Plan Assets
Based upon analysis of the target asset allocation and historical returns by type of investment, the Company has assumed that the expected long-term rate of return will be 8.5% on domestic plan assets and 6.7% on foreign plan assets. Assets are invested to maximize long-term return taking into consideration timing of settlement of the retirement liabilities and liquidity needs for benefits payments. Actual investment returns over the last three years have been less than the assumed long-term rate of return and, should this trend continue, net periodic benefit cost would increase. U.S. defined benefit pension assets were invested as follows and were not materially different from the target asset allocation:

                                            U.S. Asset Allocation
-------------------------------------------------------------------------
                                      2005                       2004
-------------------------------------------------------------------------
Equity securities                      73%                        74%
Debt securities                        27%                        26%
-------------------------------------------------------------------------
                                      100%                       100%
-------------------------------------------------------------------------


                                         Foreign Asset Allocation
-------------------------------------------------------------------------
                                      2005                       2004
-------------------------------------------------------------------------
Equity securities                      66%                        75%
Debt securities                        24%                        14%
Property                                8%                         8%
Cash                                    2%                         3%
-------------------------------------------------------------------------
                                      100%                       100%
-------------------------------------------------------------------------



Defined Contribution Plans
The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $0.6 million, $0.5 million and $0.5 million in 2005, 2004 and 2003, respectively. The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $0.3 million, $0.7 million and $0.7 million in 2005, 2004 and 2003, respectively.

11. Shareholders' Equity

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

A summary of stock option information follows:

                                                         2005                      2004                     2003
-----------------------------------------------------------------------------------------------------------------
                                                    Weighted-                 Weighted-                Weighted-
                                                      Average                   Average                  Average
                                                     Exercise                  Exercise                 Exercise
                                          Options       Price      Options        Price      Options       Price
-----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        1,660,440      $26.97    2,046,720       $23.55    1,976,605      $23.73
Options granted
 Option price equals market price         386,750       28.06      363,750        38.44      361,750       22.18
 Option price less than market price           --          --           --           --       20,000        7.00
-----------------------------------------------------------------------------------------------------------------
Total options granted                     386,750       28.06      363,750        38.44      381,750       21.38
Exercised                                (182,230)      21.09     (706,880)       22.93     (169,015)      17.29
Forfeited                                 (45,600)      30.60      (43,150)       26.72     (142,620)      27.64
-----------------------------------------------------------------------------------------------------------------
Outstanding at end of year              1,819,360      $27.66    1,660,440       $26.97    2,046,720      $23.55
-----------------------------------------------------------------------------------------------------------------

Exercisable at end of year                876,410      $25.57      772,440       $23.97    1,114,028      $22.92
Available for future grant                 95,530                  454,030                   774,870
Weighted-average fair value of options
 granted during the year                               $13.63                    $19.87                   $13.71
  Option price equals market price                      13.63                     19.87                    13.25
  Option price less than market price                      --                        --                    23.89
-----------------------------------------------------------------------------------------------------------------


As of December 31, 2005, the Company had the following outstanding options:


                                              Weighted-         Weighted-
                              Options           Average           Average           Options
Exercise Price            Outstanding    Exercise Price    Remaining Life       Exercisable
--------------------------------------------------------------------------------------------
$3.69 to $ 5.00                19,700            $ 4.63              4.76            19,660
$7.00 to $11.16                22,200              8.56              5.49            15,000
$11.63 to $16.50               35,060             13.29              3.90            33,020
$17.05 to $25.25              621,170             21.79              7.74           415,690
$26.63 to $38.80            1,121,230             32.14              8.97           393,040
--------------------------------------------------------------------------------------------

Notes Receivable From Officers - Common Stock: In 1995, the Company established the Executive Loan Program under which certain management employees could then obtain interest-free loans from the Company to facilitate their exercise of stock options and payment of the related income tax liabilities. Such loans, limited to 90% of the exercise price plus related tax liabilities, have a five-year maturity, subject to acceleration for termination of employment or death of the employee. Such loans are classified as a reduction of shareholders' equity. The Company changed its policy in 2002 such that management employees may no longer obtain such loans.

Accumulated Other Comprehensive Income (Loss): At the end of the year the components of accumulated other comprehensive income (loss) were as follows (in thousands):


                                              December 31,          January 1,
                                                     2005               2005
------------------------------------------------------------------------------
Net unrealized loss on derivatives               $    --            $  (177)
Minimum pension liability
 adjustment, net of tax                           (1,815)              (704)
Loss on marketable securities                        (96)            (1,095)
Foreign currency translation
 adjustment                                         (515)             5,649
------------------------------------------------------------------------------
  Total                                          $(2,426)           $ 3,673
------------------------------------------------------------------------------

Preferred Stock: The Board of Directors may authorize the issuance from time to time of preferred stock in one or more series with such designations, preferences, qualifications, limitations, restrictions, and optional or other special rights as the Board may fix by resolution.

12. Income Taxes

Federal, state, and foreign income tax expense (benefit) consists of the following (in thousands):


                                        2005            2004          2003
----------------------------------------------------------------------------
Current:
 Federal                            $  2,735         $ 6,402       $10,346
 State                                    41           1,196           339
 Foreign                              10,228           8,098         4,402
----------------------------------------------------------------------------
Subtotal                              13,004          15,696        15,087
Deferred:
Federal and state                      1,956           3,087        (6,897)
Foreign                               (3,520)            194           439
----------------------------------------------------------------------------
Subtotal                              (1,564)          3,281        (6,458)
----------------------------------------------------------------------------
Provision for income taxes          $ 11,440         $18,977      $  8,629
----------------------------------------------------------------------------


Domestic and foreign earnings from continuing operations before minority interest and income taxes is as follows (in thousands):


                                                     2005            2004         2003
---------------------------------------------------------------------------------------
Domestic                                           $1,484         $28,115       $6,808
Foreign                                            26,452          27,366       17,160
---------------------------------------------------------------------------------------
Earnings from continuing operations
 before minority interest and income taxes        $27,936         $55,481      $23,968
---------------------------------------------------------------------------------------


A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):


                                               2005             2004         2003
----------------------------------------------------------------------------------
Tax expense at statutory
 rate of 35%                                $ 9,785        $ 19,050        $8,389
State and local taxes,
 net of federal tax benefit                      27             777           220
Foreign income tax
 rate differential                              (47)         (1,846)         (611)
Foreign losses for which no
 tax benefit is available                     1,446             759            --
Valuation allowance                            (753)            753            --
Tax on unremitted earnings                      790              91            --
Other, net                                      192            (607)          631
----------------------------------------------------------------------------------
Provision for income taxes                  $11,440        $ 18,977        $8,629
----------------------------------------------------------------------------------

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at December 31, 2005, and January 1, 2005, are as follows (in thousands):


                                               2005                  2004
-------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Tax depreciation and amortization
 in excess of book                         $  8,100              $  4,765
Foreign                                         407                 1,675
Other                                           768                   511
-------------------------------------------------------------------------
Total deferred tax liabilities                9,275                 6,951
DEFERRED TAX ASSETS
Accrued expenses                             12,097                14,475
Foreign tax credit carryforwards              4,574                 2,994
AMT credit carryforwards                      1,318                    --
Foreign net operating loss carryforwards      2,100                 5,706
-------------------------------------------------------------------------
Gross deferred tax assets                    20,089                23,175
Less: Valuation allowance                      (766)               (6,523)
Total deferred tax assets                    19,323                16,652
-------------------------------------------------------------------------
Net deferred tax assets                    $ 10,048              $  9,701
-------------------------------------------------------------------------


The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses and a reversal of a capital loss from a non-controlled foreign investment. The foreign tax credit carryforwards begin to expire in 2013. A deferred tax asset relating to a net operating loss from an acquired group of companies has not been recorded since the amount cannot be reasonably estimated between a range of $0.0 to $14.0 million. The Company paid income taxes of approximately $9.5 million, $11.2 million and $2.7 million in 2005, 2004 and 2003, respectively. U.S. income taxes were not provided for on a cumulative total of approximately $37.0 million of undistributed earnings for certain non-U.S. subsidiaries as of December 31, 2005, and accordingly, no deferred tax liability has been established relative to these earnings. The determination of the deferred tax liability associated with the distribution of these earnings is not practicable.

13. Business Segment Information

The Company designs, manufactures and sells circuit protection devices throughout the world. The Company's reportable segments are consistent with how it currently manages the business. The Company has three reportable geographic segments: the Americas, Europe and Asia-Pacific. The segments are defined as components of the company about which financial information is available and evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The circuit protection market in these geographical segments is categorized into three major product areas: electronic, automotive and electrical. The Company evaluates the performance of each geographic segment based on its net income or loss. The Company also accounts for intersegment sales as if the sales were to third parties.

The Company's reportable segments are the business units where the revenue is earned and expenses are incurred. The Company has subsidiaries in the Americas, Europe and Asia-Pacific where each region is measured based on its net sales and earnings (loss) from continuing operations.

Information concerning the operations in these geographic segments for the fiscal years ended 2005, 2004 and 2003 are as follows (in thousands):


                                                                   Asia-       Combined                         Consolidated
                                   Americas*        Europe       Pacific          Total       Eliminations             Total
----------------------------------------------------------------------------------------------------------------------------
Net sales                2005      $195,974       $114,943      $156,172       $467,089       $       --          $467,089
                         2004       234,835        105,728       136,270        476,833               --           476,833
                         2003       167,417         61,098       110,895        339,410               --           339,410

Intersegment revenues    2005       159,036         66,256        70,370        295,662         (295,662)               --
                         2004       137,611         58,376        28,718        224,705         (224,705)               --
                         2003        70,882         54,742        21,443        147,067         (147,067)               --

Interest expense         2005         1,978             74            46          2,098               --             2,098
                         2004         1,668           (191)           (2)         1,475               --             1,475
                         2003         2,068            (25)            2          2,045               --             2,045

Depreciation and         2005        17,648         10,676         2,792         31,116               --            31,116
amortization             2004        16,749          8,134         1,312         26,195               --            26,195
                         2003        17,210          1,541         2,350         21,101               --            21,101

Other expense            2005        (1,530)        (1,068)         (470)        (3,068)              --            (3,068)
(income), net            2004        (2,106)         1,424           729             47               --                47
                         2003          (728)            91           705             68               --                68

Income taxes             2005         6,031          1,882         3,527         11,440               --            11,440
                         2004        11,589          2,839         4,549         18,977               --            18,977
                         2003         4,326          1,022         3,281          8,629               --             8,629

Earnings (loss) from     2005         4,193         (5,484)       17,873         16,582               --            16,582
continuing operations    2004        21,157           (439)       15,643         36,361               --            36,361
                         2003         4,538            869         9,932         15,339               --            15,339

Net income (loss)        2005         4,193         (4,356)       17,873         17,710               --            17,710
                         2004        21,157           (772)       15,643         36,028               --            36,028
                         2003         4,538            869         9,932         15,339               --            15,339

Long-lived assets        2005       148,380        124,269        18,634        291,283          (90,521)          200,762
                         2004       130,120        169,822        15,837        315,779         (110,832)          204,947
                         2003       177,518         31,732        12,839        222,089          (59,659)          162,430

Capital expenditures     2005        20,371          3,127         3,741         27,239               --            27,239
                         2004        15,766          2,908         3,405         22,079               --            22,079
                         2003        12,157          1,954           (70)        14,041               --            14,041
----------------------------------------------------------------------------------------------------------------------------

*Corporate is included in the Americas. This was reported separately in amounts previously presented.

--------------------------------------------------------------------------------
The Company's revenues by product areas for the years ended December 31, 2005, January 1, 2005 and January 3, 2004, are as follows (in thousands):


Revenues                          2005             2004            2003
------------------------------------------------------------------------
Electronic                   $ 305,870        $ 325,617       $ 206,523
Automotive                     118,595          113,690          98,327
Electrical                      42,624           37,526          34,560
------------------------------------------------------------------------
Consolidated total           $ 467,089        $ 476,833       $ 339,410
------------------------------------------------------------------------


No single customer accounted for more than 10% of revenue.

14. Lease Commitments

The Company leases certain office and warehouse space as well as certain machinery and equipment under non-cancelable operating leases. Rental expense under these leases was approximately $5.5 million in 2005, $4.4 million in 2004 and $3.4 million in 2003. Rent expense is recognized on a straight-line basis over the term of the leases. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations. The Company also has leases that have lease renewal provisions. As of December 31, 2005, all operating leases outstanding were with third parties.

Future minimum payments for all non-cancelable operating leases with initial terms of one year or more at December 31, 2005, are as follows (in thousands):

2006                                       $ 4,891
2007                                         2,860
2008                                         1,423
2009                                         1,336
2010                                         1,178
2011 and thereafter                          4,922
--------------------------------------------------
Total lease commitments                    $16,610
--------------------------------------------------


The Company did not have any capital leases as of December 31, 2005.

15. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except
per share amounts)                            2005          2004           2003
--------------------------------------------------------------------------------
Numerator:
 Net income                                $17,710       $36,028       $ 15,339
--------------------------------------------------------------------------------

Denominator:
 Denominator for basic
 earnings per share -
  Weighted-average shares                   22,413        22,239         21,881
Effect of dilutive securities:
Employee stock options                         169           365            123
--------------------------------------------------------------------------------
Denominator for diluted
 earnings per share -
  Adjusted weighted-
   average shares and
   assumed conversions                      22,582        22,604         22,004
Basic earnings per share                   $  0.79       $  1.62       $   0.70
--------------------------------------------------------------------------------
Diluted earnings per share                 $  0.78       $  1.59       $   0.70
--------------------------------------------------------------------------------

Options to purchase 712,153,362,500 and 1,376,122 shares of common stock were outstanding at December 31, 2005, January 1, 2005, and January 3, 2004, respectively, but were not included in the computation of diluted earnings per share because the effect of including such options would have been anti-dilutive.


16. Restructuring

During 2005 the Company announced a downsizing of its Ireland operation and outsourcing of more of its varistor manufacturing to lower cost Asian subcontractors. A liability of $4.9 million was recorded related to redundancy costs for the manufacturing operation associated with this downsizing. This restructuring impacts approximately 35 associates in various production and support related roles. These costs are expected to be paid in 2006.



17. Subsequent Events

On February 3, 2006, the Company acquired SurgX Corporation for $2.5 million. On February 22, 2006, the Company announced the acquisition of Concord Semiconductor. The acquisition of Concord Semiconductor is expected to close in the second quarter of 2006. During February 2006, the Company completed the sale of the Efen business for approximately $14 million.


Selected Financial Data
(in thousands, except per share data)

Five-Year Summary


                                               2005*      2004*      2003**     2002       2001
-----------------------------------------------------------------------------------------------
Net sales                                  $467,089    476,833   $339,410   $283,267   $272,149

Gross profit                                144,552    173,797    104,426     88,623     85,592

Operating income                             26,966     57,003     26,081     15,931      8,540

Earnings from continuing operations          16,582     36,361     15,339      9,620      4,070

Net income                                   17,710     36,028     15,339      9,620      4,070

Per share of common stock:
   Net income from continuing operations
      - Basic                                  0.74       1.64       0.70       0.44       0.20
      - Diluted                                0.73       1.61       0.70       0.44       0.19

Net working capital***                       97,077     90,551     62,120     59,181     62,486

Total assets                                403,931    425,769    311,570    277,478    272,272

Long-term debt                                   --      1,364     10,201     20,252     30,402
-----------------------------------------------------------------------------------------------

* Results include Heinrich. Refer to the Notes to Consolidated Financial Statements for more information. Results reflect Efen as a discontinued operation.
** Results include Teccor. Refer to the Notes to Consolidated Financial Statements for more information.
*** Net working capital is defined as working capital less cash, assets held for sale, liabilities held for sale and the current portion of long-term debt.

Quarterly Results of Operations (unaudited)


                                                    2005*                                      2004
-------------------------------------------------------------------------------------------------------------------
                                     4Q      3Q**         2Q        1Q        4Q*        3Q*         2Q       1Q
-------------------------------------------------------------------------------------------------------------------
Net sales                      $115,373   $122,266  $115,693  $113,757   $114,124   $127,657   $123,634 $111,418
Gross profit                     37,905     34,309    35,117    37,221     39,896     48,717     45,379   39,805
Operating income                  9,114      4,103     6,899     6,850      8,158     17,730     15,373   15,742
Net income                        5,243      3,771     4,257     4,439      4,828     11,250     10,344    9,606
Net income per share:
 Basic                             0.23       0.17      0.19      0.20       0.21       0.50       0.47     0.44
 Diluted                           0.23       0.17      0.19      0.20       0.21       0.49       0.46     0.43
-------------------------------------------------------------------------------------------------------------------

* Results include Heinrich. Refer to the Notes to Consolidated Financial Statements for more information. Results reflect Efen as a discontinued operation.

** Results have been revised for Ireland severance costs. In the Littelfuse third quarter 2005 earnings press release, it was stated that the Company had announced a downsizing of its Ireland operation and would be booking related charges over the next several quarters. In addition to the $1.6 million charge booked in the third quarter, the Company indicated it expected to book additional charges in the fourth quarter of 2005 and the first half of 2006. This was in accordance with SFAS 146 which requires that severance charges be amortized over the period between employee notification and employee termination. On further technical review by the Company, it was determined that these charges should more appropriately have been accounted for under SFAS 112 which requires all charges be booked at the time of notification. The effect of this change in interpretation is that all severance costs related to the announced Ireland downsizing (the $1.6 million previously booked in the third quarter plus an additional $3.3 million recorded in the fourth quarter) were pushed back to the third quarter of 2005. Previously reported results for the 3rd quarter of 2005, excluding Efen, were:


Net sales                       $122,266
Gross profit                      37,622
Operating income (loss)            7,416
Net income (loss)                  6,326
Net income (loss) per share:
  Basic                             0.28
  Diluted                           0.28
----------------------------------------


Quarterly Stock Prices

                                                   2005                                        2004
-------------------------------------------------------------------------------------------------------------------
                                     4Q         3Q        2Q        1Q         4Q         3Q         2Q       1Q
-------------------------------------------------------------------------------------------------------------------
High                              28.85      30.97     31.16     33.59      40.19      41.48      44.05    37.81
Low                               21.44      26.12     26.35     27.95      31.45      32.60      36.24    28.56
Close                             27.25      28.13     27.82     28.23      34.16      35.49      42.13    37.20
-------------------------------------------------------------------------------------------------------------------