Form 10-K, Exhibit 13
period 2006-12-30
LITTELFUSE INC /DE
filed 2007-02-27
CIK 889331

                                                                    Exhibit 13.1

Littelfuse
2006 Annual Report

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

FORWARD LOOKING INFORMATION

This MD&A should be read in conjunction with our accompanying consolidated financial statements and related notes. See "Cautionary Statement Regarding Forward-Looking Statements Under the Private Securities Litigation Reform Act of 1995 ("PSLRA")" on page 8 of this report for a description of important factors that could cause actual results to differ from expected results. See also Item 1, Business, "Risk Factors," in our Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

The following is a summary of sales by geography and market:

                     FISCAL YEAR*
               ------------------------
                2006     2005     2004
               ------   ------   ------
GEOGRAPHY**
Americas       $216.0   $199.9   $216.5
Europe          111.6     98.3     98.3
Asia Pacific    207.3    168.9    162.0
               ------   ------   ------
   TOTAL       $534.9   $467.1   $476.8
               ======   ======   ======

                2006     2005     2004
               ------   ------   ------
MARKET
Electronics    $365.5   $305.9   $325.6
Automotive      123.6    118.6    113.7
Electrical       45.8     42.6     37.5
               ------   ------   ------
   TOTAL       $534.9   $467.1   $476.8
               ======   ======   ======

* Amounts exclude Efen Gmbh ('Efen') since the date of the Heinrich acquisition.

** Sales are defined based upon shipped to destination. Segment reporting reflects sales based upon origination.

The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 12 for the three fiscal years ended December 30, 2006, December 31, 2005, and January 1, 2005.

Results of Operations -- 2006 Compared with 2005

Sales increased 15% to $534.9 million in 2006 from $467.1 million in 2005. The increase in sales was led by the Asia-Pacific segment with an increase in sales of 23% to $207.3 million due to increased demand for electronics products. Europe sales increased 14% to $111.6 million and Americas sales increased 8% to $216.0 million as both segments experienced increased demand for electronics products. The increase in sales was due to growth in all geographical regions driven primarily by strength in the electronics markets. Current year acquisitions contributed $11.8 million to 2006 sales. Automotive growth outside of North America and continued steady growth in the electrical business also contributed to the 2006 sales increase. Electronic sales increased $59.6 million or 19% to $365.5 million in 2006 compared to $305.9 million in 2005 primarily due to increased demand in all regions. The electronics sales increase was driven by increased demand for telecom and consumer electronics products in Asia. Automotive sales increased $5.0 million or 4% to $123.6 million in 2006 compared to $118.6 million in 2005 primarily due to strong growth in Asia and increased European sales in the off road, truck and bus market, partially offset by lower North America sales. Electrical sales increased $3.2 million or 8% to $45.8 million in 2006 compared to $42.6 million in 2005 due to price increases and improvements in non-residential construction market. International sales were $326.8 million or 61.1% of net sales in 2006 compared to $279.3 million or 59.8% of net sales in 2005, with favorable currency effects contributing $1.1 million to sales in 2006.

Gross profit was $161.3 million or 30.2% of sales in 2006 compared to $144.6 million or 30.9% of sales in 2005. The gross profit margin percentage decline resulted from $21.3 million of current year net restructuring charges related to the closure of facilities in Ireland ($17.1 million after a $2.9 million statutory rebate), Germany ($2.3 million) and Irving, Texas ($1.9 million), an asset write-down in Germany of $0.8 million and higher commodity prices partially offset by the progression of cost reduction programs and improved operating leverage. The Company expects to incur additional restructuring charges in the future as it further rationalizes its North American operations. Excluding the 2006 net restructuring charges, gross profit was up from the prior year primarily due to reduced costs as a result of the progression of cost reduction programs and improved operating leverage due to higher plant volumes partially offset by higher commodity prices.

Selling, general and administrative expenses increased $12.0 million to $110.6 million in 2006 from $98.5 million in 2005, primarily due to the recognition of $5.2 million stock-based compensation expense in 2006, increased bonus expense, $2.7 million of restructuring expense related to German operations and a $3.6 million charge for the write-down of Heinrich real estate and fixed assets. As a percentage of sales, selling, general and administrative expenses decreased to 20.7% in 2006 from 21.1% in 2005. Research and development costs increased $2.0 million to $18.7 million due to increased spending on new product development for the electronics and automotive markets. Total operating expenses, including intangible amortization, were 24.8% of sales in 2006, compared to 25.2% of sales in 2005.

Operating income in 2006 increased 7.0% to $28.9 million or 5.4% of sales compared to $27.0 million or 5.8% of sales in the prior year. The changes in operating income and operating margin were due to the factors affecting gross profit margin and operating expenses described above.

Interest expense was $1.6 million in 2006 compared to $2.1 million in 2005 due to a lower average outstanding debt balance during 2006. Other expense (income), net, consisting of interest income, royalties, non-operating income and foreign currency items was income, net, of $2.2 million compared to income, net, of $3.1 million in the prior year. The decrease was primarily due to the recognition of a $1.4 million gain on the sale of the Company's interest in a wafer fabrication facility in the U.K. in 2005 partially offset by higher interest income in 2006.

Earnings from continuing operations before minority interest and income taxes were $29.4 million in 2006 compared to $27.9 million in 2005. Minority interest income was zero in 2006 and $0.1 million in 2005, as 2005 reflects the minority share ownership in Heinrich prior to the 2005 acquisition of the remaining Heinrich shares. Income tax expense was $6.2 million in 2006 compared to $11.4 million in the prior year. The 2006 effective income tax rate was 21.0% in 2006 compared to 41.1% in 2005. The 2006 effective tax rate was favorably affected by certain adjustments including a $1.4 million benefit resulting from a German tax law change and recognizing a $1.8 million benefit relating to net operating losses from an acquired group of companies. The 2005 effective tax rate was unfavorably affected by the limited tax shield on restructuring charges and repatriation of earnings from lower tax jurisdictions. Earnings from continuing operations were $23.2 million in 2006 compared to $16.6 million in 2005.

In the fourth quarter of 2005, the Company entered into a contract to sell the Efen business acquired as part of the Heinrich acquisition in May 2004. Therefore, the Efen business is accounted for as a discontinued operation that reported income, net of taxes, of $0.6 million in 2006 compared to $1.1 million in 2005. Net income in the current year was $23.8 million, compared to $17.7 million in the prior year.

Results of Operations -- 2005 Compared with 2004

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

Gross profit was $144.6 million or 30.9% of sales in 2005 compared to $173.8 million or 36.4% of sales in 2004. The gross profit margin percentage decline resulted from unfavorable leveraging of plant overhead due to lower production volumes, higher commodity prices and the recognition of $4.9 million of Ireland restructuring charges in 2005.

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

The Company has an unsecured domestic financing arrangement consisting of a credit agreement with banks that provides a $75.0 million revolving credit facility, with a potential increase of up to $125.0 million upon request of the Company and agreement with the lenders, that expires on July 21, 2011. At December 30, 2006, the Company had available $52.5 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 0.50% (5.95% as of December 30, 2006). The Company also had $6.1 million and $5.8 million in letters of credit outstanding at December 30, 2006, and December 31, 2005, respectively.

The Company has an unsecured bank line of credit in Japan that provides a Yen
0.9 billion (an equivalent of $7.6 million) revolving credit facility at an interest rate of TIBOR plus 0.625% (1.12% as of December 30, 2006). The revolving line of credit balance becomes due on July 21, 2011. At December 30, 2006, the Company had the equivalent of $1.3 million outstanding on the Yen facility.

The Company has an unsecured bank line of credit that provides a Taiwanese Dollar 35.0 million (equivalent to $1.1 million) revolving credit facility at an interest rate of two-years Time Deposit plus 0.145% (2.3% as of December 30, 2006). The revolving line of credit becomes due on August 18, 2009. At December 30, 2006, the Company had the equivalent of $0.9 million outstanding on the Taiwanese Dollar facility.

The Company has various other foreign fixed rate loans outstanding at December 30, 2006, totaling $1.4 million with maturity dates through August 2013.

The domestic bank credit agreement contains covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At December 30, 2006, and for the year then ended, the Company was in compliance with these covenants.

The Company started 2006 with $21.9 million of cash. Net cash provided by operations was $80.9 million in the year. Cash used in investing activities was $42.6 million and included $19.6 million in net purchases of property, plant and equipment and $37.8 million for the acquisition of businesses partially offset by $14.4 million from the sale of assets including the Efen business ($11.6 million) and a building in Witten, Germany ($2.8 million) and $0.5 million from the sale of an investment in LC Fab. Cash used in financing activities of $6.4 million included the repurchase of the Company's common stock of $10.3 million and net payments of long-term debt of $2.3 million partially offset by cash proceeds from the exercise of stock options of $5.7 million and the excess tax benefit on share-based compensation of $0.5 million. The effect of exchange rate changes increased cash by $2.8 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $34.8 million net increase in cash. This left the Company with a cash balance of $56.7 million at the end of 2006.

Decreases in net operating assets (including short-term and long-term items) provided $31.9 million of cash flow in 2006. The major factors contributing to lower net operating assets were increases in accounts payable and accrued expenses of $20.0 million, accrued taxes of $6.5 million, decreases in accounts receivable of $2.8 million, inventories of $1.2 million and prepaid expenses and other of $1.4 million. Days sales outstanding in accounts receivable decreased to 60 days at year-end 2006 compared to 63 days at year-end 2005 and 60 days at year-end 2004. The 2006 improvement in days sales outstanding was due primarily to a reduction in past-due automotive accounts. Days inventory outstanding was 67 days at year-end 2006 compared to 75 days at year-end 2005 and 88 days at year-end 2004. The improvement in days inventory outstanding in 2005 and 2006 was the result of lean manufacturing and logistics initiatives and improved inventory planning.

The ratio of current assets to current liabilities was 2.2 to 1 at year-end 2006 compared to 2.0 to 1 at year-end 2005 and 1.8 to 1 at year-end 2004. The ratio of long-term debt to equity was 0.1 to 1 at year-end 2006 compared to 0.0 to 1 at year-end 2005 and 0.1 to 1 at year-end 2004.

The Company started 2005 with $28.6 million of cash. Net cash provided by operations was $38.1 million in the year. Cash used in investing activities included $27.2 million in net purchases of property, plant and equipment and $3.7 million for the acquisition of the remaining Heinrich shares partially offset by $0.6 million from the sale of an investment in LC Fab. Cash provided by financing activities included net proceeds of notes receivable of $3.5 million and cash proceeds from the exercise of stock options of $3.8 million partially offset by net payments of long-term debt of $6.8 million and the repurchase of $12.8 million of the Company's common stock. The effect of exchange rate changes decreased cash by $2.2 million. The net cash provided by operations and financing activities, less investing activities plus the effect of exchange rates, resulted in a $6.6 million net decrease in cash. This left the Company with a cash balance of $21.9 million at the end of 2005.

Increases in net operating assets consumed $9.7 million of cash flow in 2005. The major factors contributing to higher net operating assets were an increase in accounts receivable of $11.2 million, a decrease in accounts payable and accrued expenses of $1.1 million and accrued taxes of $5.6 million, partially offset by a decrease in inventory of $6.6 million and prepaid expenses and other of $1.6 million. Days sales outstanding in accounts receivable increased to 63 days at year-end 2005 compared to 60 days at year-end 2004 and 50 days at year-end 2003. The increase was due to longer payment terms for certain automotive customers, the addition of Heinrich, which has a longer accounts receivable collection cycle than the base Littelfuse business and the Delphi bankruptcy in 2005. Days inventory outstanding was 75 days at year-end 2005 compared to 88 days at year-end 2004 and 71 days at year-end 2003. The reduction in days inventory outstanding in 2005 was due primarily to improved inventory management.

The ratio of current assets to current liabilities was 2.0 to 1 at year-end 2005 compared to 1.8 to 1 at year-end 2004 and 1.8 to 1 at year-end 2003. The ratio of long-term debt to equity was 0.0 to 1 at year-end 2005 compared to 0.1 to 1 at year-end 2004 and 0.0 to 1 at year-end 2003.

The Efen business, which is presented as a discontinued operation, did not contribute significantly to cash from operations in 2006, 2005 or 2004.

The Company's capital expenditures were $19.6 million in 2006, $27.2 million in 2005, and $22.1 million in 2004. The Company expects that capital expenditures in 2007 will be approximately $25 million. The primary purposes for capital expenditures in 2007 will be related to new product introductions, capacity expansion, manufacturing transfers and other cost reduction projects. As in 2006, the Company expects to finance capital expenditures in 2007 through cash flow from operations.

The Company decreased total debt by $2.3 million in 2006 and $6.8 million in 2005 after increasing debt by $3.8 million in 2004. The Company's Board of Directors has authorized the Company to repurchase shares of its common stock, from time to time, depending on market conditions. The Company repurchased 329,000 common shares for $10.3 million in 2006, 458,000 common shares for $12.8 million in 2005, and 168,400 common shares for $5.6 million in 2004.

Off-Balance Sheet Arrangements

In accordance with the definition under SEC rules, the following qualify as off-balance sheet arrangements:

-    any obligation under certain guarantees or contracts;

- a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

-    any obligation under certain derivative instruments; and

- any obligation under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

The following discussion addresses each of the above items for the Company.

On December 30, 2006, the Company was not liable for guarantees of indebtedness owed by third parties.

As of December 30, 2006, the Company was not directly liable for the debt of any unconsolidated entity, and the Company does not have any retained or contingent interest in assets as defined above.

As of December 30, 2006, the Company does not hold any derivative financial instruments, as defined by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

As part of the Company's ongoing business, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 30, 2006 and December 31, 2005, the Company is not involved in any unconsolidated SPE transactions.

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

The following table summarizes contractual obligations and commitments, as of December 30, 2006 (in thousands):

                                                            Payment Due By Period
                                         -----------------------------------------------------------
                                                   Less than                               More than
Contractual Obligations                   Total      1 year    1 - 3 years   3 - 5 years    5 years
-----------------------                  -------   ---------   -----------   -----------   ---------
Long-term debt obligations               $26,113    $24,328       $1,015        $  420       $  350
Interest payments                          1,059        835           86            77           61
Supplemental Executive Retirement Plan     1,952        200           --            --        1,752
Operating lease payments                  16,604      4,553        4,734         3,184        4,133
                                         -------    -------       ------        ------       ------
Total                                    $45,728    $29,916       $5,835        $3,681       $6,296
                                         =======    =======       ======        ======       ======

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs - An Amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included as overhead. SFAS 151 also requires that the allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities. SFAS 151 has been applied prospectively beginning January 1, 2006. The adoption of SFAS 151 did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires public companies to recognize compensation expense for the cost of awards of equity compensation using a fair value method. The Company adopted SFAS 123(R) on January 1, 2006 (i.e., the first quarter of
2006) using the modified prospective method. The Company has made the one-time election to adopt the transition method described in FASB Staff Position (FSP) No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards". Under SFAS 123(R), benefits of tax deductions in excess of recognized compensation expense are now reported as a financing cash flow, rather than an operating cash flow as prescribed under the prior accounting rules. The Company recognized $5.2 million of expense related to share-based compensation during 2006. The impact of the adoption of SFAS 123(R) is more fully described in Note 1 of the Notes to Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the balance sheet, with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The Company adopted FAS158 during 2006. The impact of the adoption of SFAS No. 158 is more fully described in Note 10.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The effective date for the application of FIN48 by the Company is January 1, 2007. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In September 2006, FASB Statement 157, "Fair Value Measurements" ("SFAS 157") was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. SFAS 157 must be applied prospectively beginning January 1, 2008. The Company is evaluating the impact of adopting SFAS 157 on its Consolidated Financial Statements.

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

Revenue Recognition: The Company recognizes revenue on product sales in the period the sales process is complete. This generally occurs when our products are shipped (FOB origin) to the customer in accordance with the terms of the sale, the risk of loss has been transferred, collectibility is reasonably assured and the pricing is fixed and determinable. Our distribution channels are primarily through direct sales, and through independent third party distributors. There is no retail channel.

Revenue & Billing

We accept orders from customers based on long term purchasing contracts and written sales agreements. Contract pricing and selling agreement terms are based on market factors, costs, and competition. Pricing is normally negotiated as an adjustment (premium or discount) from our published price lists. The customer is invoiced when our products are shipped to them in accordance with the terms of the sales agreement.

Returns & Credits

Some of the terms of the Company's sales agreements and normal business conditions provide the customers (distributors) the ability to receive credit for products previously shipped and invoiced. This practice is common in the industry and is referred to as a "ship and debit" program. This program allows the distributor to debit Littelfuse for the difference between the distributors contracted price and a lower price for specific transactions. Under certain circumstances (usually in a competitive situation or large volume opportunity), a distributor will request authorization to reduce their price to their buyer. If the Company approves such a reduction, the distributor is authorized to "debit" their account for the amount of their reduced margin. The Company establishes reserves for this program based on historic activity and actual authorizations for the debit. In accordance with the guidance of paragraph 9 of EITF Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer" we recognize these debits as a reduction of revenue.

The Company has a return to stock policy whereby a customer with previous authorization from Littelfuse management, can return previously purchased goods for full or partial credit. The Company establishes an estimated allowance for these returns based on historic activity. Sales revenue and cost of sales are reduced to anticipate estimated returns in accordance with FASB Statement No. 48, Revenue Recognition When Right of Return Exists.

The Company properly meets all of the criteria of FASB Statement No. 48 for recognizing revenue when the right of return exists under Staff Accounting Bulletin 104 (Revenue Recognition). Specifically, the Company meets those requirements because:

     1. The Company's selling price is fixed or determinable at the date of the sale.

     2. The Company has policies and procedures to accept only credit worthy customers with the ability to pay the Company.

     3. The Company's customers are obligated to pay the Company under the contract and the obligation is not contingent on the resale of the product. (All "ship and debit" and "returns to stock" require specific circumstances and authorization.)

     4. The risk ownership transfers to the Company's customers upon shipment and is not changed in the event of theft, physical destruction or damage of the product.

     5. The Company bills at the ship date and establishes a reserve to reduce revenue from the in transit time until the product is delivered for F.O.B. destination sales.

     6. The Company's customers acquiring the product for resale have economic substance apart from that provided by Littelfuse. All of our distributors are independent of the Company.

     7. The Company does not have any obligations for future performance to bring about resale of the product by its customers.

     8.   The Company can reasonably estimate the amount of future returns.

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

Credit Memos: The Company evaluates sales activity for credits to be issued on sales recorded prior to the end of the fiscal period. These credits relate to the return of inventory, pricing adjustments and credits issued to a customer based upon achieving prearranged sales volumes. Volume based incentives offered to customers are based upon the estimated cost of the program and are recognized as a reduction to revenue as products are sold. However, due to the Company's diverse customer base and lack of customer concentration, the Company does not believe its estimates would be materially impacted by changes in its assumptions.

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

Goodwill and Other Intangibles: The Company annually tests goodwill for impairment as required by FAS142 or if there is an event or change in circumstances that indicate the asset may be impaired. The Company determined the fair value of each of its reporting units by using a guideline company method to estimate market value. A valuation multiple is derived for each business segment from transactions involving companies similar to the Company. That multiple is applied to an EBITDA of each segment to estimate the market value of that segment. In making these estimates, the Company considered the markets it was addressing, the competitive environment and its advantages. The Company determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. The Company will continue to perform a goodwill impairment test as required on an annual basis and on an interim basis, if certain conditions exist. Factors the Company considers important, which could result in changes to its estimates, include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to the diverse end user base and non-discretionary product demand, the Company does not believe its future operating results will vary significantly relative to its historical and projected future operating results.

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

Pension and Supplemental Executive Retirement Plan: The Company has a number of defined benefit plans primarily in the North America and European reporting segments. Historically these plans have been accounted for using FAS87 and recognized the net unfunded status of the plan on the balance sheet. The Company has adopted FAS158 effective December 30, 2006, which requires the full unfunded status of the plan to be recognized. Actuarial gains and losses and prior service costs and credits are now recognized as a component of accumulated other comprehensive income. Accounting for pensions requires estimating the future benefit cost and recognizing the cost over the employee's expected period of employment with the Company. Certain assumptions are required in the calculation of pension costs and obligations. These assumptions include the discount rate, salary scales and the expected long-term rate of return on plan assets. The discount rate is intended to represent the rate at which pension benefit obligations could be settled by purchase of an annuity contract. These assumptions are subject to change based on stock and bond market returns and other economic factors. Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore generally affect its recognized expense and accrued liability in such future periods. While the Company believes that its assumptions are appropriate given current economic conditions and its actual experience, significant differences in results or significant changes in the Company's assumptions may materially affect its pension obligations and related future expense.

Environmental Liabilities: Environmental liabilities are accrued based on estimates of the probability of potential future environmental exposure. Expenses related to on-going maintenance of environmental sites are expensed as incurred. If actual or estimated probable future losses exceed the Company's recorded liability for such claims, it would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

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

Stock-based compensation: Stock-based compensation expense is recorded for stock-option grants and performance-based restricted stock awards based upon the fair values of the awards. The fair value of stock option awards is estimated at the grant date using the Black-Scholes option pricing model, which includes assumptions for volatility, expected term, risk-free interest rate and dividend yield.

Expected volatility is based on implied volatilities from traded options on Littelfuse stock, historical volatility of Littelfuse stock and other factors. Historical data is used to estimate employee termination experience and the expected term of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The performance-based restricted stock awards vest in thirds over a three-year period (following the three-year performance period), and are paid annually as they vest, one half in the Company's common stock and one half in cash. The fair value of performance-based restricted stock awards that are paid in common stock is measured at the market price on the grant date, and the fair value of the portion paid in cash is measured at the current market price of a share. The number of shares issued is based on the Company attaining certain financial performance goals relating to return on net tangible assets (RONTA) and earnings before interest, taxes, depreciation and amortization (EBITDA) during the three-year period after the grant date. Stock-based compensation for performance-based awards is based on the fair values and the Company's current estimate of the probable number of shares to be issued (based on the probable outcome at the end of the performance period). As the Company's estimate of the probable outcome changes in future periods, stock-based compensation expense is adjusted accordingly. Total stock-based compensation expense was $5.2 million in 2006. See Note 12 of the Notes to Consolidated Financial Statements.

Market Risk

The Company is exposed to market risk from changes in interest rates, foreign exchange rates, customer solvency and commodities.

The Company had debt outstanding at December 30, 2006, in the form of a domestic revolving credit facility and foreign lines of credit at variable rates. While 100% of this debt has variable interest rates, the Company's interest expense is not materially sensitive to changes in interest rate levels since debt levels and potential interest expense increases are small relative to earnings.

A portion of the Company's operations consists of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, the U.K., Ireland, Germany, China and the Philippines. During 2006, sales exported from the United States or manufactured abroad accounted for 61.1% of total sales. Substantially all sales in Europe are denominated in Euro, U.S. Dollar and British Pound Sterling, and substantially all sales in the Asia-Pacific region are denominated in U.S. Dollar, Japanese Yen and South Korean Won.

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

The Company uses various metals in the production of its products, including zinc and copper. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk. A 10% increase in the price of zinc and copper would reduce pre-tax profit by approximately $1.0 million and $1.0 million, respectively.

The Company does not believe it has significant exposure to market risk from changes in interest rates, foreign exchange rates or commodity prices.

Outlook

The Company believes its long-term growth strategy, which emphasizes development of new circuit protection products, providing customers with solutions and technical support in all major regions of the world and leveraging low cost production facilities in Asia and Mexico will drive sales growth and reduce costs in each of its segments. In addition, the fundamentals for the Company's major markets appear to be neutral to moderately positive for 2007, although the Company does expect to be negatively affected by an inventory correction in the electronics channels in the first half of 2007.

The Company initiated a series of projects in the years 2004, 2005 and 2006 to reduce costs in its global manufacturing and distribution operations as well as reduce the cost of purchased materials and transportation. These programs are expected to generate significant cost savings in 2007. On the other hand, the Company plans to continue to increase research and development spending on new electronic and automotive products in 2007.

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

Cautionary Statement Regarding Forward-Looking Statements Under the Private Securities Litigation Reform Act of 1995 ("PSLRA").

The statements in this section, the letter to shareholders and in the other sections of this report and in our Annual Report on Form 10-K, which are not historical facts are intended to constitute "forward-looking statements" entitled to the safe-harbor provisions of the PSRLA and that involve risks and uncertainties, including, but not limited to, product demand and market acceptance, economic conditions, the impact of competitive products and pricing, product quality problems or product recalls, capacity and supply difficulties or constraints, coal mining exposures in excess of reserves, failure of an indemnification for environmental liability, exchange rate fluctuations, commodity price fluctuations, the effect of the Company's accounting policies, labor disputes, restructuring costs in excess of expectations, pension plan asset returns less than assumed, integration of acquisitions and other risks which may be detailed in the Company's Securities and Exchange Commission filings.

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

Littelfuse's management assessed the effectiveness of the Company's internal control over financial reporting as of December 30, 2006, based upon the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company's management concluded that, as of December 30, 2006, the Company's internal control over financial reporting is effective.

Littelfuse's independent registered public accounting firm, Ernst & Young LLP, has audited management's assessment of the Company's internal control over financial reporting. Their report appears on page 11.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LITTELFUSE, INC.

We have audited the accompanying consolidated balance sheets of Littelfuse, Inc. and subsidiaries as of December 30, 2006, and December 31, 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries at December 30, 2006, and December 31, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 11 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" and, effective for the fiscal year ended December 30, 2006, the Company adopted certain provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Littelfuse, Inc.'s internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois

February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LITTELFUSE, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Littelfuse, Inc. maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Littelfuse's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that Littelfuse, Inc. maintained effective internal controls over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, Littelfuse, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Littelfuse, Inc. and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois

February 23, 2007

Consolidated Balance Sheets

                                                                              December 30,   December 31,
(In thousands)                                                                    2006           2005
                                                                              ------------   ------------
ASSETS
Current assets:
   Cash and cash equivalents                                                    $  56,704      $  21,947
   Accounts receivable, less allowances (2006 - $17,503; 2005 - $11,903)           83,901         80,303
   Inventories                                                                     65,961         63,423
   Deferred income taxes                                                           12,382         11,927
   Assets held for sale (Efen)                                                         --         17,633
   Prepaid expenses and other current assets                                        9,821          7,936
                                                                                ---------      ---------
Total current assets                                                              228,769        203,169
Property, plant, and equipment:
   Land                                                                            10,916         13,370
   Buildings                                                                       45,518         48,277
   Equipment                                                                      285,758        254,829
                                                                                ---------      ---------
                                                                                  342,192        316,476
Accumulated depreciation                                                         (216,676)      (190,983)
                                                                                ---------      ---------
Net property, plant and equipment                                                 125,516        125,493

Intangible assets, net of amortization:
   Patents, licenses and software                                                  10,118          2,891
   Distribution network                                                            15,209          6,508
   Trademarks and tradenames                                                        1,321          5,343
   Goodwill                                                                        67,500         54,440
                                                                                ---------      ---------
                                                                                   94,148         69,182
Investments                                                                         5,231          5,590
Deferred income taxes                                                               9,746             --
Other assets                                                                        1,556            497
                                                                                ---------      ---------
Total assets                                                                    $ 464,966      $ 403,931
                                                                                ---------      ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                             $  23,334      $  20,457
   Accrued payroll                                                                 22,468         20,128
   Accrued expenses                                                                12,579          8,141
   Accrued severance                                                               10,670          7,866
   Accrued income taxes                                                            12,657          9,920
   Liabilities held for sale (Efen)                                                    --          6,722
   Current portion of long-term debt                                               24,328         26,682
                                                                                ---------      ---------
Total current liabilities                                                         106,036         99,916
Long-term debt, less current portion                                                1,785             --
Accrued severance                                                                  18,879             --
Deferred income taxes                                                                  --          1,879
Accrued post-retirement benefits                                                   27,971         19,268
Other long-term liabilities                                                         6,487          5,658
Minority Interest                                                                     143            144

Shareholders' equity:
   Preferred stock, par value $0.01 per share: 1,000,000 shares authorized;
      no shares issued and outstanding                                                 --             --
   Common stock, par value $0.01 per share: 34,000,000 shares authorized;
      shares issued and outstanding, 2006 - 22,110,674; 2005 - 22,229,288             221            222
Additional paid-in capital                                                        108,543         99,078
Notes receivable from officers - common stock                                         (10)           (17)
Accumulated other comprehensive income (loss)                                         (11)        (2,426)
Retained earnings                                                                 194,922        180,209
                                                                                ---------      ---------
Total shareholders' equity                                                        303,665        277,066
                                                                                ---------      ---------
Total liabilities and shareholders' equity                                      $ 464,966      $ 403,931
                                                                                =========      =========

See accompanying notes.

Consolidated Statements of Income

(In thousands, except per share amounts)                     December 30,   December 31,   January 1,
Year Ended                                                       2006            2005         2005
----------------------------------------                     ------------   ------------   ----------
Net sales                                                      $534,859       $467,089      $476,833
Cost of sales                                                   373,596        322,537       303,036
                                                               --------       --------      --------
Gross profit                                                    161,263        144,552       173,797
Selling, general and administrative expenses                    110,581         98,536        96,102
Research and development expenses                                18,708         16,672        16,079
Impairment of long-term investment                                   --             --         2,277
Amortization of intangibles                                       3,116          2,378         2,336
                                                               --------       --------      --------
Operating income                                                 28,858         26,966        57,003
Interest expense                                                  1,626          2,098         1,475
Other expense (income), net                                      (2,174)        (3,068)           47
                                                               --------       --------      --------
Earnings from continuing operations before
   minority interest and income taxes                            29,406         27,936        55,481
Minority interest                                                    --            (86)          143
Income taxes                                                      6,170         11,440        18,977
                                                               --------       --------      --------
Earnings from continuing operations                              23,236         16,582        36,361
Discontinued operations (net of tax expense of $409, $645
   and $252 in 2006, 2005 and 2004, respectively)                   588          1,128          (333)
                                                               --------       --------      --------
Net income                                                     $ 23,824       $ 17,710      $ 36,028
                                                               --------       --------      --------
Net income per share:
Basic:
   Continuing operations                                       $   1.04       $   0.74      $   1.64
   Discontinued operations                                         0.03           0.05         (0.02)
                                                               --------       --------      --------
   Net Income                                                  $   1.07       $   0.79      $   1.62
                                                               ========       ========      ========
Diluted:
   Continuing operations                                       $   1.03       $   0.73      $   1.61
   Discontinued operations                                         0.03           0.05         (0.02)
                                                               --------       --------      --------
   Net Income                                                  $   1.06       $   0.78      $   1.59
                                                               ========       ========      ========
Weighted-average shares and equivalent shares outstanding:
Basic                                                            22,305         22,413        22,239
Diluted                                                          22,434         22,582        22,604

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)

                                                           December 30,   December 31,   January 1,
Year Ended                                                     2006           2005          2005
----------                                                 ------------   ------------   ----------
Operating activities
Net income                                                   $ 23,824       $ 17,710      $ 36,028
Adjustments to reconcile net income to net cash provided
   by operating activities:
   Depreciation                                                29,749         28,738        23,859
   Amortization of intangibles                                  3,116          2,495         2,441
   Impairment of long-term investment                              --             --         2,277
   Provision for bad debts                                        127          1,884           802
   Gain on sale of LC Fab                                          --         (1,400)           --
   Stock-based compensation                                     5,187             --            --
   Deferred income taxes                                      (12,952)        (1,564)        3,281
Changes in operating assets and liabilities:
   Accounts receivable                                          2,843        (11,185)       (6,582)
   Inventories                                                  1,240          6,594        (4,277)
   Accounts payable and accrued expenses                       19,969         (1,134)       (7,709)
   Accrued taxes                                                6,461         (5,590)           --
   Prepaid expenses and other                                   1,351          1,594         2,864
                                                             --------       --------      --------
Net cash provided by operating activities                      80,915         38,142        52,984

Investing activities
Purchases of property, plant and equipment                    (19,613)       (27,239)      (22,079)
Purchase of businesses, net of cash acquired                  (37,841)        (3,658)      (41,661)
Sale of business and property, plant and equipment             14,401             --            --
Sale of LC Fab                                                    500            600            --
                                                             --------       --------      --------
Net cash used in investing activities                         (42,553)       (30,297)      (63,740)

Financing activities
Proceeds from debt                                             43,273         48,819        42,200
Payments of debt                                              (45,626)       (55,616)      (38,402)
Proceeds from exercise of stock options                         5,734          3,844        16,520
Notes receivable, common stock                                      7          3,533            --
Purchases of common stock                                     (10,262)       (12,832)       (5,604)
Excess tax benefit on share-based compensation                    468             --            --
                                                             --------       --------      --------
Net cash provided by (used in) financing activities            (6,406)       (12,252)       14,714
Effect of exchange rate changes on cash                         2,801         (2,229)        2,497
                                                             --------       --------      --------
Increase (decrease) in cash and cash equivalents               34,757         (6,636)        6,455
Cash and cash equivalents at beginning of year                 21,947         28,583        22,128
                                                             --------       --------      --------
Cash and cash equivalents at end of year                     $ 56,704       $ 21,947      $ 28,583
                                                             ========       ========      ========

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands)

                                                                           Notes       Accumulated
                                                           Additional   Receivable-       Other
                                                  Common     Paid-In      Common      Comprehensive   Retained
                                                  Stock      Capital       Stock      Income (Loss)   Earnings    Total
                                                  ------   ----------   -----------   -------------   --------   --------
Balance at January 3, 2004                         $220     $ 75,859      $(3,550)       $(3,042)     $142,715   $212,202
Comprehensive income:
   Net income for the year                           --           --           --             --        36,028     36,028
   Change in net unrealized loss on derivatives      --           --           --            824            --        824
   Minimum pension liability adjustment*             --           --           --           (458)           --       (458)
   Unrealized loss on investments*                   --           --           --         (1,095)           --     (1,095)
   Foreign currency translation adjustment           --           --           --          7,444            --      7,444
                                                   ----     --------      -------        -------      --------   --------
Comprehensive income                                                                                               42,743
Payments on notes receivable                         --           --           --             --            --         --
Purchase of 168,400 shares of common stock           (2)        (587)          --             --        (5,015)    (5,604)
Stock options exercised, including tax
   benefit of $3,946                                  7       20,736           --             --            --     20,743
                                                   ----     --------      -------        -------      --------   --------
Balance at January 1, 2005                         $225     $ 96,008      $(3,550)       $ 3,673      $173,728   $270,084
Comprehensive income:
   Net income for the year                           --           --           --             --        17,710     17,710
   Change in net unrealized loss on derivatives      --           --           --            177            --        177
   Minimum pension liability adjustment*             --           --           --         (1,111)           --     (1,111)
   Unrealized gain on investments*                   --           --           --            999            --        999
   Foreign currency translation adjustment           --           --           --         (6,164)           --     (6,164)
                                                   ----     --------      -------        -------      --------   --------
Comprehensive income                                                                                               11,611
Payments on notes receivable                         --           --        3,533             --            --      3,533
Purchase of 458,000 shares of common stock           (5)      (1,598)          --             --       (11,229)   (12,832)
Stock options exercised, including tax
   benefit of $443                                    2        4,668           --             --            --      4,670
                                                   ----     --------      -------        -------      --------   --------
Balance at December 31, 2005                       $222     $ 99,078      $   (17)       $(2,426)     $180,209   $277,066
Comprehensive income:
   Net income for the year                           --           --           --             --        23,824     23,824
   Minimum pension liability adjustment *            --           --           --          1,546            --      1,546
   Unrealized loss on investments*                   --           --           --           (467)           --       (467)
   Foreign currency translation adjustment           --           --           --          9,025            --      9,025
                                                   ----     --------      -------        -------      --------   --------
Comprehensive income                                                                                               33,928
Payments on notes receivable                         --           --            7             --            --          7
Adoption of FAS158*                                  --           --           --         (7,689)           --     (7,689)
Stock-based compensation (FAS123R)                   --        5,187           --             --            --      5,187
Purchase of 329,000 shares of common stock           (3)      (1,148)          --             --        (9,111)   (10,262)
Stock options exercised, including tax
   benefit of $779                                    2        5,426           --             --            --      5,428
                                                   ----     --------      -------        -------      --------   --------
Balance at December 30, 2006                       $221     $108,543      $   (10)       $   (11)     $194,922   $303,665
                                                   ====     ========      =======        =======      ========   ========

*    Including related tax impact.

See accompanying notes.

Notes to Consolidated Financial Statements
December 30, 2006 and December 31, 2005

1. Summary of Significant Accounting Policies and Other Information

Nature of Operations: Littelfuse, Inc. and its subsidiaries (the Company) design, manufacture, and sell circuit protection devices for use in the automotive, electronic and electrical markets throughout the world.

Fiscal Year: The Company's fiscal years ended December 30, 2006, December 31, 2005, and January 1, 2005 and contained 52, 52 and 53 weeks, respectively.

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

Intangible Assets: Trademarks and tradenames are amortized using the straight-line method over estimated useful lives that have a range of five to twenty years. Patents and licenses are amortized using the straight-line method or an accelerated method over estimated useful lives that have a range of four to nine years. The distribution networks are amortized on either a straight-line or accelerated basis over estimated useful lives that have a range of nine to twenty years. Intangible assets are also tested for impairment when there is a significant event that may cause the asset to be impaired.

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

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the balance sheet, with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The Company adopted FAS158 on December 30, 2006.

Environmental Liabilities: Environmental liabilities are accrued based on engineering studies estimating the cost of remediating sites. Expenses related to on-going maintenance of environmental sites are expensed as incurred. If actual or estimated probable future losses exceed the Company's recorded liability for such claims, it would record additional charges as other expense during the period in which the actual loss or change in estimate occurred.

Revenue Recognition: The Company recognizes revenue on product sales in the period the sales process is complete. This generally occurs when our products are shipped (FOB origin) to the customer in accordance with the terms of the sale, the risk of loss has been transferred, collectibility is reasonably assured and the pricing is fixed and determinable. Our distribution channels are primarily through direct sales, and through independent third party distributors. There is no retail channel.

Revenue & Billing

The Company accepts orders from customers based on long term purchasing contracts and written sales agreements. Contract pricing and selling agreement terms are based on market factors, costs, and competition. Pricing is normally negotiated as an adjustment (premium or discount) from our published price lists. The customer is invoiced when our products are shipped to them in accordance with the terms of the sales agreement.

Returns & Credits

Some of the terms of the Company's sales agreements and normal business conditions provide the customers (distributors) the ability to receive credit for products previously shipped and invoiced. This practice is common in the industry and is referred to as a "ship and debit" program. This program allows the distributor to debit Littelfuse for the difference between the distributors contracted price and a lower price for specific transactions. Under certain circumstances (usually in a competitive situation or large volume opportunity), a distributor will request authorization to reduce their price to their buyer. If the Company approves, the distributor is authorized to "debit" their Littelfuse account for the amount of their reduced margin. The Company establishes reserves for this program based on historic activity and actual authorizations for the debit. In accordance with the guidance of paragraph 9 of EITF Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer" we recognize these debits as a reduction of revenue.

The Company has a return to stock policy whereby a customer with previous authorization from Littelfuse management, can return previously purchased goods for full or partial credit. The Company establishes an estimated allowance for these returns based on historic activity. Sales revenue and cost of sales are reduced to anticipate estimated returns in accordance with FASB Statement No. 48, Revenue Recognition When Right of Return Exists.

The Company properly meets all of the criteria of FASB Statement No. 48 for recognizing revenue when the right of return exists under Staff Accounting Bulletin 104 (Revenue Recognition). Specifically, the Company meets those requirements because:

     1. The Company's selling price is fixed or determinable at the date of the sale.

     2. The Company has policies and procedures to accept only credit worthy customers with the ability to pay the Company.

     3. The Company's customers are obligated to pay the Company under the contract and the obligation is not contingent on the resale of the product. (All "ship and debit" and "returns to stock" require specific circumstances and authorization.)

     4. The risk ownership transfers to the Company's customers upon shipment and is not changed in the event of theft, physical destruction or damage of the product.

     5. The Company bills at the ship date and establishes a reserve to reduce revenue from the in transit time until the product is delivered for F.O.B. destination sales.

     6. The Company's customers acquiring the product for resale have economic substance apart from that provided by Littelfuse. All of our distributors are independent of the Company.

     7. The Company does not have any obligations for future performance to bring about resale of the product by its customers.

     8.   The Company can reasonably estimate the amount of future returns.

Advertising Costs: The Company expenses advertising costs as incurred, which amounted to $1.5 million in 2006, $1.8 million in 2005 and $2.2 million in 2004.

Foreign Currency Translation: The Company's foreign subsidiaries use the local currency or the U.S. dollar as their functional currency, as appropriate. Assets and liabilities are translated using exchange rates at the balance sheet date and revenues and expenses are translated at weighted average rates. The amount of foreign currency conversion gain recognized in the income statement related to currency translation was $2.1 million, $1.0 million and $2.4 million in 2006, 2005 and 2004, respectively. Adjustments from the translation process are recognized in shareholders' equity as a component of other comprehensive income
(loss).

 Stock-based Compensation: In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires public companies to recognize compensation expense for the cost of awards of equity compensation using a fair value method. The Company adopted SFAS 123(R) on January 1, 2006 (i.e., the first quarter of 2006) using the modified prospective method. The Company has made the one-time election to adopt the transition method described in FASB Staff Position (FSP) No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards". Under SFAS 123(R), benefits of tax deductions in excess of recognized compensation expense are now reported as a financing cash flow, rather than an operating cash flow as prescribed under the prior accounting rules. Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for its stock-based compensation plans. Under APB 25, no compensation expense was recognized for non-qualified stock option awards as long as the exercise price of the awards on the date of grant was equal to the current market price of the Company's stock. However, the Company did recognize compensation expense in connection with the issuance of restricted stock. The table below discloses the Company's proforma related basic and diluted net income per share for 2005 and 2004, had the fair value recognition method under SFAS 123(R) been used for the Company's stock option grants. Further information regarding stock-based compensation is provided in Note 12 to the Consolidated Financial Statements.

                    (in thousands, except per share amounts)

                                            2005      2004
                                          -------   -------
Net income as reported                    $17,710   $36,028
Stock option compensation expense under
   fair value method, net of tax           (3,172)   (2,762)
                                          -------   -------
Pro forma net income                      $14,538   $33,266
                                          -------   -------
Basic net income per share:
As reported                               $  0.79   $  1.62
Proforma                                  $  0.65   $  1.50
                                          -------   -------
Diluted net income per share:
As reported                               $  0.78   $  1.59
Proforma                                  $  0.64   $  1.47
                                          -------   -------

On certain occasions, the Company has granted stock options for a fixed number of shares with an exercise price below that of the underlying stock on the date of the grant and recognizes compensation expense accordingly. This compensation expense has not been material. See Note 12 for additional information on stock-based compensation.

Accounting Pronouncements:

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs - An Amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included as overhead. SFAS 151 also requires that the allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities. SFAS 151 has been applied prospectively beginning January 1, 2006. The adoption of SFAS 151 did not have a material impact on the Company's consolidated financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The effective date for the Company is January 1, 2007. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 is not expected to have a material impact on the Company's Consolidated Financial Statements.

In September 2006, FASB Statement 157, "Fair Value Measurements" ("SFAS 157") was issued. SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. SFAS 157 must be applied prospectively beginning January 1, 2008. The Company is evaluating the impact of adopting SFAS 157 on its Consolidated Financial Statements.

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

Shipping and Handling Fees and Costs: Amounts billed to customers in a sales transaction represent fees earned for the goods and services provided and, accordingly, amounts billed related to shipping and handling are classified as revenue. Costs incurred for shipping and handling of $5.7 million, $5.1 million and $4.6 million in 2006, 2005 and 2004, respectively, are classified in Selling,

General, and Administrative expenses.

Restructuring Costs: The Company incurs severance charges and plant closure expenses as part of the Company's on-going cost reduction efforts. These charges are included in Cost of Sales or Selling, General and Administrative expense depending on the personnel being included in the charge.

2. Acquisition of Business

On May 6, 2004, the Company acquired 82% of the common stock of Heinrich Industrie AG ("Heinrich") for Euro 39.5 million (approximately $47.1 million) in cash and acquisition costs of approximately $1.8 million. Cash acquired as part of the Heinrich acquisition was approximately $15.2 million. Subsequent to May 6, 2004, the Company purchased additional shares of Heinrich stock for approximately $8.7 million, bringing the total ownership to 97.2% as of January 1, 2005. During 2005 the Company acquired the remaining outstanding shares for approximately $3.7 million, bringing the total ownership to 100% as of December 31, 2005.

During 2006 the Company settled a lawsuit with certain minority shareholders. The settlement brings to closure the amount of contingent consideration to be paid subsequent to the original purchase price. The Company paid an additional amount of $3.9 million in connection with this settlement. This settlement was recorded as an increase to goodwill in 2006.

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

Purchase price allocation (in thousands)

Current assets                             $ 39,824
Property, plant and equipment                35,826
Patents, licenses and software                3,396
Distribution network                          5,135
Trademarks and tradenames                       788
Goodwill                                     19,380
Other assets                                  5,282
Current liabilities                         (30,778)
Purchase accounting liabilities             (11,460)
Other long-term liabilities                 (16,580)
Minority interest                            (1,602)
                                           --------
                                           $ 49,211
                                           --------

All Heinrich goodwill and intangible assets are recorded in the European segment. Trademarks and tradenames have an average estimated useful life of five years. The distribution network has an average estimated useful life of nine years. Patents and licenses have an average estimated useful life of four years. Software has a useful life of three years. The weighted average estimated useful life for intangible assets is approximately seven years.

Purchase accounting liabilities in connection with the Heinrich acquisition were estimated to be $11.5 million and are primarily for redundancy costs to be paid through 2007 related to manufacturing operations and selling, general and administrative functions. The Company began formulating its plan to incur these costs as of the acquisition date. Additions to the Heinrich purchase accounting liability during 2005 relate to redundancy costs recognized after 100% ownership was achieved.

A summary of purchase accounting liabilities activity is shown below (in thousands):

                               Heinrich
                               --------
Balance at May 6, 2004          $ 7,281
Additions                            --
Payments                            (85)
                                -------
Balance at January 1, 2005        7,196
Additions                         4,179
Payments                         (8,685)
                                -------
Balance at December 31, 2005      2,690
Additions                            --
Payments                         (2,690)
                                -------
Balance at December 30, 2006    $    --
                                -------

Pro forma financial information is not presented due to amounts not being materially different than actual results.

On February 3, 2006, the Company acquired SurgX Corporation ("SurgX") for $2.5 million. All of the assets of SurgX were classified as patents in the Americas segment with an average useful life of seven years. The SurgX acquisition expands the Company's product offering and strengthens the Company's position in the circuit protection industry. SurgX is included in the Company's financial statements since the date of acquisition. Pro forma financial information is not presented due to amounts not being materially different than actual results.

On May 30, 2006, the Company acquired all of the common stock of Concord Semiconductor ("Concord") for $23.8 million in cash, net of cash acquired of $1.2 million, and acquisition costs of approximately $0.2 million. The Company funded the acquisition with $14.0 million in cash and $10.0 million of borrowings on an existing revolving line of credit.

Littelfuse has continued to operate Concord's electronics business subsequent to the acquisition. The Concord acquisition expands the Company's product offering and strengthens the Company's position in the circuit protection industry.

The acquisition was accounted for using the purchase method of accounting and the operations of Concord are included in the Company's operations from the date of acquisition. The following table sets forth the purchase price allocation for the acquisition of Concord in accordance with the purchase method of accounting with adjustments to record the acquired assets and liabilities of Concord at their estimated fair market or net realizable values.

Purchase price allocation (in thousands)

Current assets                             $ 7,548
Property, plant and equipment                7,903
Patents and licenses                         4,477
Distribution network                         6,906
Goodwill                                     6,356
Current liabilities                         (2,975)
Deferred taxes                              (3,593)
Long-term debt                              (2,657)
                                           -------
                                           $23,965
                                           -------

All Concord goodwill and intangible assets are recorded in the Asian segment. Patents and licenses have an average estimated useful life of approximately four years. The fair values are estimates and subject to revision as the Company completes its fair value analysis. Pro forma financial information is not presented due to amounts not being materially different than actual results.

On June 26, 2006, the Company acquired Catalina Performance Accessories, Inc. ("Catalina") for $4.5 million. The Company acquired $0.4 million of accounts receivable, $0.5 million of inventory and a $3.6 million distribution network. The distribution network was reported in the Americas segment with a useful life of ten years. The Catalina acquisition expands the Company's product offering and strengthens the Company's position in the circuit protection industry. Catalina is included in the Company's financial statements since the date of acquisition. Pro forma financial information is not presented due to amounts not being materially different than actual results.

On August 1, 2006 the Company acquired the gas discharge tube (GDT) assets of SRC Devices, Inc. ("SRC"), for $6.0 million in cash, subject to post-closing purchase price adjustments. The Company acquired $0.3 million of inventory, $0.9 million of fixed assets, and $2.2 million of distribution network, with the excess purchase price of $2.6 million recorded as goodwill. The distribution network was reported in the Americas segment with a useful life of nine years. The fair values are estimates and subject to revision as the Company completes its fair value analysis. The SRC acquisition expands the Company's product offering and strengthens the Company's position in the circuit protection industry. SRC is included in the Company's financial statements since the date of acquisition. Pro forma financial information is not presented due to amounts not being materially different than actual results. The Company plans to move production of the GDT product line from the SRC manufacturing facility in Mexico to its existing operation in Suzhou, China.

On June 21, 2006, the Company announced that it had signed a definitive agreement to acquire the assets of Song Long Electronics Co., Ltd. for $5.5 million. This acquisition is expected to close during the second quarter of 2007.

Goodwill for all of the above acquisitions is expected to be deductible for tax purposes.

3. Inventories

The components of inventories at December 30, 2006, and December 31, 2005 are as follows (in thousands):

                      2006      2005
                    -------   -------
Raw materials       $15,043   $13,010
Work in process      15,838    18,996
Finished goods       35,080    31,417
                    -------   -------
Total inventories   $65,961   $63,423
                    -------   -------

4. Intangible Assets

The Company recorded amortization expense of $3.1 million, $2.4 million and $2.3 million in 2006, 2005 and 2004, respectively. The details of intangible assets and future amortization expense of existing intangible assets at December 30, 2006, and December 31, 2005, are as follows (in thousands):

                                   As of December 30, 2006                 As of December 31, 2005
                            -------------------------------------   -------------------------------------
                              Weighted      Gross                     Weighted      Gross
                              Average     Carrying    Accumulated     Average     Carrying    Accumulated
                            Useful Life     Value    Amortization   Useful Life     Value    Amortization
                            -----------   --------   ------------   -----------   --------   ------------
Patents and licenses            11.6       $33,898      $23,780         9.0        $27,193      $24,302
Distribution network            15.5        28,107       12,898        17.4         17,584       11,076
Trademarks and tradenames       18.4         5,663        4,342        14.7         10,210        4,867
                                           -------      -------                    -------      -------
Total                                      $67,668      $41,020                    $54,987      $40,245

Estimated amortization expense related to intangible assets with definite lives at December 30, 2006, is as follows
(in thousands):

2007         $ 3,194
2008           3,419
2009           3,240
2010           3,122
2011           3,075
Thereafter    10,598
             -------
             $26,648
             =======

The amounts for goodwill and changes in the carrying value by operating segment are as follows at December 30, 2006, and December 31, 2005 (in thousands):


                   2006     Additions    Adjustments*      2005      Additions     Adjustments*     2004
                 -------    ---------    -----------     -------     ---------     -----------    -------
Americas         $40,810     $ 2,593      $    (407)     $38,624      $ 3,573       $   (407)     $35,458
Europe            20,190       3,360          1,085       15,745          606         (2,175)      17,314
Asia-Pacific       6,500       6,356             73           71           --           (377)         448
                 -------     -------      ---------      -------      -------       ---------     -------
Total goodwill   $67,500     $12,309      $     751      $54,440      $ 4,179       $ (2,959)     $53,220
                 =======     =======      =========      =======      =======       =========     =======
*Adjustments primarily reflect the impact of changes in exchange rates.

5. Investments

Included in investments are shares of Polytronics Technology Corporation Ltd. ("Polytronics"), a Taiwanese company, which was acquired as part of the Heinrich acquisition. The Company's shares held represent approximately 8.9% of total Polytronics shares outstanding during 2006 and 2005. The fair value of this investment is $4.8 million at December 30, 2006 and December 31, 2005. Included in other comprehensive income (loss) is a cumulative loss of $0.6 million related to a decrease in the fair market value of Polytronics. As part of other comprehensive income, an unrealized loss of $0.5 million was recorded in 2006 and an unrealized gain of $1.0 million was recorded in 2005 related to Polytronics. Subsequent to December 30, 2006, the fair value of the investment exceeded the cost of the asset.

6. Discontinued Operations

In December 2005, the Company announced its plan to sell the Efen business that consists of production and sales facilities in Uebigau and Eltville, Germany and Kaposvar, Hungary. The Company obtained Efen as part of its acquisition of Heinrich in May 2004. Results of operations for Efen have been reclassified and presented as discontinued operations for 2006 and 2005. Efen is part of the European segment for reporting purposes. Due to the Efen sale taking place in February 2006, the results of Efen were no longer recorded in the Consolidated Statements of Income after the first quarter of 2006.

Efen's operating results are summarized as follows for the periods ending December 30, 2006, December 31, 2005 and January 1, 2005 (in thousands):

                                   2006      2005      2004
                                  ------   -------   -------
Net sales                         $3,789   $32,988   $23,409
Income (loss) before taxes           773     1,773       (81)
Income taxes                         324       645       252
                                  ------   -------   -------
Net income (loss)                 $  449*  $ 1,128   $  (333)
                                  ======   =======   =======

* Additionally, for the period ended December 30, 2006, discontinued operations in the Consolidated Statements of Income includes a gain on the sale of assets of $139 (net of tax of $85).

Efen's significant balance sheet items are summarized as of December 30, 2006, and December 31, 2005 (in thousands):

                                     2006    2005
                                     ----   ------
Accounts receivable, net             $ --   $2,867
Inventory                              --    5,780
Property, plant and equipment, net     --    5,577
Other assets                           --    1,084
Goodwill                               --    2,325
Current liabilities                    --    3,407
Long term liabilities                  --    3,315

The Efen product line was sold for Euro 9.5 million (approximately $11.6 million). In connection with the sale, a pretax loss of approximately $0.0 million was recognized, resulting in an after tax gain of $0.1 million after recognizing a tax benefit on the sale of $0.1 million.

7. Long-term Obligations

The carrying amounts of long-term debt at December 30, 2006, and December 31, 2005 are as follows (in thousands):

                              2006      2005
                            -------   -------
Revolving credit facility   $22,500   $21,000
Other obligations             3,613     5,682
                            -------   -------
                             26,113    26,682
Less: Current maturities     24,328    26,682
                            -------   -------
                            $ 1,785   $    --
                            -------   -------

The Company has an unsecured domestic financing arrangement consisting of a credit agreement with banks that provides a $75.0 million revolving credit facility, with a potential increase of up to $125.0 million upon request of the Company and agreement with the lenders, that expires on July 21, 2011. At December 30, 2006, the Company had available $52.5 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 0.50% (5.95% as of December 30, 2006). The Company also had $6.1 million and $5.8 million in letters of credit outstanding at December 30, 2006, and December 31, 2005, respectively.

The Company has an unsecured bank line of credit in Japan that provides a Yen
0.9 billion (an equivalent of $7.6 million) revolving credit facility at an interest rate of TIBOR plus 0.625% (1.12% as of December 30, 2006). The revolving line of credit balance becomes due on July 21, 2011. At December 30, 2006, the Company had the equivalent of $1.3 million outstanding on the Yen facility.

The Company has an unsecured bank line of credit that provides a Taiwanese Dollar 35.0 million (equivalent to $1.1 million) revolving credit facility at an interest rate of two-years Time Deposit plus 0.145% (2.3% as of December 30, 2006). The revolving line of credit becomes due on August 18, 2009. At December 30, 2006, the Company had the equivalent of $0.9 million outstanding on the Taiwanese Dollar facility.

The Company has various other foreign fixed rate loans outstanding at December 30, 2006, totaling $1.4 million with maturity dates through August 2013.

The domestic bank credit agreement contains covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At December 30, 2006, and for the year then ended, the Company was in compliance with these covenants.

Aggregate maturities of long-term obligations at December 30, 2006, are as follows (in thousands):

2007                  $24,328
2008                      567
2009                      448
2010                      210
2011                      210
2012 and thereafter       350
                      -------
                      $26,113
                      -------

Interest paid on long-term debt approximated $1.6 million in 2006, $2.0 million in 2005 and $1.7 million in 2004.

8. Coal Mining Liability

Included in other long-term liabilities is an accrued liability related to a former coal mining operation at Heinrich for the amounts of $5.5 million and $5.0 million in 2006 and 2005, respectively. The accrual, which is not discounted, is based on an engineering study estimating the cost remediating the dangers (such as a shaft collapse) of abandoned coal mine shafts in Germany.

9. Restructuring

During 2005 the Company announced a downsizing of the European segment's Ireland operation and outsourcing of more of its varistor manufacturing to lower cost Asian subcontractors. A liability of $4.9 million was recorded related to redundancy costs for the manufacturing operation associated with this downsizing. This restructuring impacts approximately 35 associates in various production and support related roles. These costs were paid in 2005 and 2006. In the second quarter of 2006, an additional $17.1 million, consisting of $20.0 million of accrued severance less a statutory rebate of $2.9 million recorded as a current asset, was recorded as part of cost of sales related to the closure of the entire facility. This restructuring is part of the Company's strategy to expand operations in Asian in order to be closer to current and potential customers and take advantage of lower manufacturing costs. This portion of the restructuring impacts approximately 131 employees. Restructuring charges are based upon each associate's current salary and length of service with the Company. These costs will be paid through 2008.

Ireland restructuring (in thousands)
Balance at October 1, 2005             $ 4,900
Additions                                   --
Payments                                  (897)
                                       -------
Balance at December 31, 2005             4,003
Additions                               20,019
Payments                                (1,414)
                                       -------
Balance at December 30, 2006           $22,608
                                       =======

During the first quarter of 2006, the Company recorded a $2.1 million charge related to the downsizing of the European segment's Heinrich operations. Manufacturing related charges of $0.9 million are recorded as part of cost of sales and non-manufacturing related charges of $1.2 million are recorded as part of selling, general and administrative expenses. During the second quarter of 2006 additional expense of $0.5 million was recognized primarily as part of selling, general and administrative expenses. During the third quarter of 2006, additional expense of $2.4 million was recorded. Manufacturing related charges of $1.4 million are recorded as part of cost of sales and non-manufacturing related charges of $1.0 million are recorded as part of selling, general and administrative expenses. These charges are primarily for redundancy costs to be paid through 2007. Employees affected by this downsizing include technical, production, administrative and support employees. A summary of activity of this liability is as follows:

Heinrich restructuring (in thousands)
Balance at December 31, 2005            $   --
Additions                                4,995
Payments                                  (632)
                                        ------
Balance at December 30, 2006            $4,363
                                        ======

During December 2006 the Company announced the closure of its America's segment's Irving, Texas facility and the transfer of its semiconductor wafer manufacturing from Irving, Texas to Wuxi, China in a phased transition from 2007 to 2010. A liability of $1.9 million was recorded related to redundancy costs for the manufacturing operation associated with this downsizing. This charge was recorded as part of cost of sales. The total cost expected to be incurred through 2010 is $6.5 million. This restructuring impacts approximately 180 associates in various production and support related roles and will be paid over the period 2007 to 2010. A summary of activity of this liability is as follows:

Irving, Texas restructuring (in thousands)
Balance at December 31, 2005                 $   --
Additions                                     1,890
Payments                                         --
                                             ------
Balance at December 30, 2006                 $1,890
                                             ======

10. Asset impairments

During 2006, the Company recorded a $4.4 million charge for the write-down of Heinrich real estate and fixed assets. $2.7 million of this write-down was recorded to reduce the carrying value of property located in Witten, Germany, consisting primarily of land and buildings used for manufacturing and administrative offices, as a result of entering into agreements to sell the property. The sale was completed in the fourth quarter of 2006. The remaining $1.7 million charge related to a reduction in the carrying value of certain long-term assets located at the same facility to record them at fair value in anticipation of their future sale. $0.8 million of this charge was recorded within cost of sales and $3.6 million within part of selling, general and administrative expenses in the European segment of the Company's financial results.

11. Benefit Plans

The Company has a defined-benefit pension plan covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average pay. The plan also provides post-retirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The Company also has defined benefit pension plans covering employees in the U.K., Ireland, Germany, Japan, Taiwan and the Netherlands. The amount of these retirement benefits is based on years of service and final average pay. Liabilities resulting from the plan that covers employees in the Netherlands are settled annually through the purchase of insurance contracts. Separate from the foreign pension data presented below, net periodic expense for the plan covering Netherlands employees was $0.1 million, $0.6 million and $0.2 million in 2006, 2005 and 2004, respectively.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the balance sheet, with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The Company adopted FAS158 on December 30, 2006. The following table is required as part of adopting SFAS No. 158. See Note 1, Accounting Policies, Recently Issued Accounting Standards.

Incremental effect of applying FASB Statement No. 158 on individual line items in the Consolidated Balance Sheet as of December 30, 2006 (in thousands):

                                                Before application      Total      After application
                                                 of Statement 158    adjustments   of Statement 158
                                                ------------------   -----------   -----------------
Prepaid expenses and other current assets            $ 13,205          $(3,384)        $  9,821
Non-current deferred income taxes                       5,034            4,712            9,746
Total assets                                         $463,638          $ 1,328         $464,966
Accrued post-retirement benefits                       18,954            9,017           27,971
Accumulated other comprehensive income (loss)           7,678           (7,689)             (11)
Total shareholders' (deficit) equity                 $311,354          $(7,689)        $303,665

The Company's contributions are made in amounts sufficient to satisfy legal requirements and ensure funding to at least 90% of the ERISA Current Liability amount. In 2007, the Company expects to make contributions to defined benefit pension plans in the range of $3.0 million to $7.0 million.

Changes in actual return on pension plan assets are deferred and recognized over a period of three years. The deferral of actual gains and losses affects the calculated value of plan assets and therefore future pension expense. Differences between total pension expense of $3.7 million, $4.8 million and $4.3 million in 2006, 2005 and 2004, respectively, were not material to the overall financial performance of the Company. The decreases in pension expense in 2006 and 2005 were primarily due to currency gains and the impact of demographic changes partially offset by a decrease in the discount rate. Benefit plan related information, including Efen prior to the sale, is as follows (in thousands):

                                                               2006                             2005
                                                  ------------------------------   ------------------------------
                                                    U.S.     Foreign      Total      U.S.     Foreign      Total
                                                  --------   --------   --------   --------   --------   --------
Change in benefit obligation
Benefit obligation at beginning of year           $ 66,425   $ 47,290   $113,715   $ 60,225   $ 45,611   $105,836
Service cost                                         3,192      1,124      4,316      3,259        818      4,077
Interest cost                                        3,799      2,043      5,842      3,664      1,971      5,635
Plan participants' contributions                        --        304        304         --        362        362
Curtailment gain                                        --       (980)      (980)        --         --         --
Net actuarial loss (gain)                           (1,821)      (156)    (1,977)     2,363      6,474      8,837
Benefits paid                                       (3,065)    (2,538)    (5,603)    (3,086)    (1,811)    (4,897)
Business acquisitions                                   --        625        625         --         --         --
Business divestitures                                   --     (1,530)    (1,530)        --         --         --
Effect of exchange rate movements                       --      5,067      5,067         --     (6,135)    (6,135)
                                                  --------   --------   --------   --------   --------   --------
Benefit obligation at end of year                 $ 68,530   $ 51,249   $119,779   $ 66,425   $ 47,290   $113,715
                                                  --------   --------   --------   --------   --------   --------
Change in plan assets at fair value
Fair value of plan assets at beginning of year    $ 50,436   $ 28,787   $ 79,223   $ 47,795   $ 26,586   $ 74,381
Actual return on plan assets                         6,192      2,361      8,553      3,227      4,170      7,397
Employer contributions                               3,000      2,127      5,127      2,500      2,184      4,684
Plan participant contributions                          --        304        304         --        362        362
Benefits paid                                       (3,065)    (1,760)    (4,825)    (3,086)      (906)    (3,992)
Business acquisitions                                   --        326        326         --         --         --
Effect of exchange rate movements                       --      3,353      3,353         --     (3,609)    (3,609)
                                                  --------   --------   --------   --------   --------   --------

Fair value of plan assets at end of year               $ 56,563        $ 35,498    $ 92,061      $ 50,436    $ 28,787    $ 79,223
                                                       --------        --------    --------      --------    --------    --------
Unfunded status                                        $(11,967)       $(15,751)   $(27,718)     $(15,989)   $(18,503)   $(34,492)
Unrecognized prior service cost (benefit)                    --              --          --           105        (112)         (7)
Unrecognized transition asset                                --              --          --            --      (1,269)     (1,269)
Unrecognized net actuarial gain                              --              --          --         8,690       9,887      18,577
                                                       --------        --------    --------      --------    --------    --------
Net amount recognized                                  $(11,967)       $(15,751)   $(27,718)     $ (7,194)   $ (9,997)   $(17,191)
                                                       --------        --------    --------      --------    --------    --------
Amounts recognized in the Consolidated
   Balance Sheet consist of:
Prepaid benefit cost                                   $     --        $    253    $    253      $     --    $  1,554    $  1,554
Accrued benefit liability                               (11,967)        (16,004)    (27,971)       (7,194)    (13,366)    (20,560)
Accumulated other comprehensive
   loss (pre FAS158 adoption)                                --              --          --            --       1,815       1,815
                                                       --------        --------    --------      --------    --------    --------
Net (liability) recognized                             $(11,967)       $(15,751)   $(27,718)     $ (7,194)   $ (9,997)   $(17,191)
                                                       --------        --------    --------      --------    --------    --------
Accumulated other comprehensive
         loss, pre-tax (post FAS158 adoption)          $  4,943        $  7,892    $ 12,835           n/a         n/a         n/a
                                                       --------        --------    --------      --------    --------    --------


Amounts recognized in accumulated other comprehensive loss, pre-tax consist of:

                                            2006
                                 --------------------------
                                  U.S.    Foreign    Total
                                 ------   -------   -------
Net actuarial loss               $4,943    $7,458   $12,401
Prior service cost                   --       434       434
                                 ------    ------   -------
Net amount recognized, pre-tax   $4,943    $7,892   $12,835
                                 ------    ------   -------

The estimated net actuarial loss which will be amortized from accumulated other comprehensive loss into benefit cost in 2007 is $0.2 million.

The accumulated benefit obligation for the U.S. defined benefits plans was $57.5 million and $55.4 million at December 30, 2006 and December 31, 2005, respectively. The accumulated benefit obligation for the foreign plans was $45.6 million and $41.9 million at December 30, 2006 and December 31, 2005, respectively (in thousands).

                                                       U.S.                        Foreign
                                           ---------------------------   ---------------------------
                                             2006      2005      2004      2006      2005      2004
                                           -------   -------   -------   -------   -------   -------
Components of net periodic benefit cost
Service cost                               $ 3,192   $ 3,259   $ 2,759   $ 1,124   $ 1,210   $ 1,269
Interest cost                                3,799     3,664     3,498     2,043     1,971     1,877
Expected return on plan assets              (4,228)   (3,728)   (3,649)   (2,117)   (1,681)   (1,521)
Amortization of prior service cost              10        10        10       (13)      (13)      (13)
Amortization of transition asset                --        --        --      (113)     (112)      (90)
Amortization of losses                          57       409       158       308       173       206
                                           -------   -------   -------   -------   -------   -------
Total cost of the plan for the year          2,830     3,614     2,776     1,232     1,548     1,728
Expected plan participants' contribution        --        --        --        --      (392)     (203)
                                           -------   -------   -------   -------   -------   -------
Net periodic benefit cost                  $ 2,830   $ 3,614   $ 2,776   $ 1,232   $ 1,156   $ 1,525
                                           -------   -------   -------   -------   -------   -------
Curtailment gain                                --        --        --      (322)       --        --
                                           -------   -------   -------   -------   -------   -------
Total expense for the year                 $ 2,830   $ 3,614   $ 2,776   $   910   $ 1,156   $ 1,525
                                           -------   -------   -------   -------   -------   -------

Weighted average assumptions used to determine benefit obligations at year-end 2006, 2005 and 2004:

                                          U.S.                           Foreign
                             ------------------------------   ------------------------------
                               2006       2005       2004       2006       2005       2004
                             --------   --------   --------   --------   --------   --------
Discount rate                     6.0%       6.0%       6.0%       4.5%       4.3%       4.8%
Compensation increase rate        4.5%       4.5%       4.5%       3.5%       3.2%       3.4%
Measurement dates            12/31/06   12/31/05   12/31/04   12/31/06   12/31/05   12/31/04

Weighted average assumptions used to determine net periodic benefit cost for the years 2006, 2005 and 2004:

                                             U.S.                        Foreign
                                 ---------------------------   ---------------------------
                                   2006      2005      2004      2006      2005      2004
                                 -------   -------   -------   -------   -------   -------
Discount rate                        6.0%      6.0%      6.5%      4.2%      4.8%      5.5%

Expected return on plan assets       8.5%      8.5%      8.8%      6.7%      6.7%      6.7%
Compensation increase rate           4.5%      4.5%      4.5%      3.2%      3.2%      4.0%
Measurement dates                1/01/06   1/01/05   1/01/04   1/01/06   1/01/05   1/01/04

Expected benefit payments to be paid to participants for the fiscal year ending are as follows (in thousands):

              U.S.    Foreign
            -------   -------
2007        $ 2,947   $ 2,275
2008          3,109     2,073
2009          3,171     2,029
2010          3,278     3,746
2011          3,345     2,879
2012-2016    18,919    15,009

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

                                                         U.S. Asset Allocation
                                                        ------------------------
                                                            2006         2005
                                                        -----------   ----------
Equity securities                                            73%          73%
Debt securities                                              27%          27%
                                                            ---          ---
                                                            100%         100%
                                                            ===          ===

                                                        Foreign Asset Allocation
                                                        ------------------------
                                                            2006         2005
                                                        -----------   ----------
Equity securities                                            39%          66%
Debt securities                                              54%          24%
Property                                                      7%           8%
Cash                                                          0%           2%
                                                            ---          ---
                                                            100%         100%
                                                            ===          ===

Defined Contribution Plans

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $0.6 million, $0.6 million and $0.5 million in 2006, 2005 and 2004, respectively. The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $0.3 million, $0.3 million and $0.7 million in 2006, 2005 and 2004, respectively.

12. Shareholders' Equity

Equity Plans: The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 5,925,000 shares of common stock to employees and directors. The stock options granted prior to 2002 vest over a five-year period and are exercisable over a ten-year period commencing from the date of vesting. The stock options granted in 2002 through February, 2005 vest over a five-year period and are exercisable over a ten-year period commencing from the date of the grant. Stock options granted after February, 2005 vest over a four-year period and are exercisable over a ten-year period commencing from the date of the grant. The Company also has a performance share agreement in which a target amount of performance share awards are granted based on the Company attaining certain financial performance goals relating to return on net tangible assets and earnings before interest, taxes, depreciation and amortization over a three-year performance period. The performance-based restricted stock awards vest in thirds over a three-year period (following the three-year performance period), and are paid annually as they vest, one half in the Company's common stock and one half in cash. The fair value of the performance-based restricted stock awards that are paid in common stock is measured at the market price on the grant date, and the fair value of the portion paid in cash is measured at the current market price of a share.

The following table provides a reconciliation of outstanding stock options for the twelve month period ending December 30, 2006.

                                                         Weighted
                                                         Average
                                            Weighted    Remaining      Aggregate
                                  Shares     Average   Contractual     Intrinsic
                                  Under     Exercise       Life          Value
                                  Option      Price      (Years)     ($thousands)
                                ---------   --------   -----------   ------------
Outstanding December 31, 2005   1,820,010    $27.82
Granted                           392,750     34.06
Exercised                        (193,487)    22.25
Forfeited                         (36,103)    31.33
                                ---------    ------
Outstanding December 30, 2006   1,983,170    $29.54        6.9          $8,155
Exercisable December 30, 2006     988,420    $27.57        6.2          $5,771

The total intrinsic value of options exercised during 2006, 2005, and 2004 was $2.1 million, $1.4 million, and $10.9 million, respectively.

The following table provides a reconciliation of nonvested performance share awards (including only awards to be paid in the Company's common stock) for the twelve month period ending December 30, 2006.

                                        Weighted
                                         Average
                                       Grant-Date
                              Shares   Fair Value
                              ------   ----------
Nonvested December 31, 2005   45,500     $27.95
Granted                       13,000      34.33
Vested                            --         --
Forfeited                         --         --
Nonvested December 30, 2006   58,500     $29.37

The Company recognizes compensation cost of all share-based awards as an expense on a straight-line basis over the vesting period of the awards. At December 30, 2006, the unrecognized compensation cost for options and performance shares was $13.3 million before tax, and will be recognized over a weighted-average period of 3.1 years. The following table shows total stock-based compensation expense included in selling, general and administrative expenses in the Consolidated Statements of Income during 2006. No such compensation expense was recognized during 2005 and 2004.

                    (in thousands, except per share amounts)

                                          2006
                                        -------
Pre-tax stock based compensation        $ 5,187
Income tax                               (1,889)
                                        -------
Stock-based compensation expense, net   $ 3,298
Basic earnings per share impact         $  0.15
Diluted earnings per share impact       $  0.15

The Company used the Black-Scholes option valuation model to determine the fair value of awards granted during 2006, 2005, and 2004. The weighted average fair value of and related assumptions for options granted were as follows:

                                                    2006       2005      2004
                                                 ---------   -------   -------
Weighted average fair value of options granted
   at fair value of underlying stock              $13.90     $13.63    $19.87
Assumptions:
   Risk-free interest rate                          4.89%      4.27%     4.14%
   Expected dividend yield                             0%         0%        0%
   Expected stock price volatility                  39.0%      39.4%     44.0%
   Expected life of options                      4.8 years   7 years   7 years

Expected volatilities are based on both historical volatility of the company's stock price and implied volatility of exchange-traded options on the company's stock. The expected life of options is based on historical data from for options granted by the company. The risk-free rates are based on yields available at the time of grant on U.S. Treasury bonds with maturities consistent with the expected life assumption.

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

Accumulated Other Comprehensive Income (Loss): At the end of the year the components of accumulated other comprehensive income (loss) were as follows (in thousands):

                                          December 30,   December 31,
                                              2006           2005
                                          ------------   ------------
Minimum pension liability adjustment*       $  (269)       $(1,815)
Adoption of FAS158**                         (7,689)            --
Loss on investments***                         (563)           (96)
Foreign currency translation adjustment       8,510           (515)
                                            -------        -------
   Total                                    $   (11)       $(2,426)
                                            =======        =======

*    net of tax of $165 and $1,112 for 2006 and 2005, respectively.

**   net of tax of $4,712 for 2006.

***  net of tax of $345 and $59 for 2006 and 2005, respectively.

Preferred Stock: The Board of Directors may authorize the issuance from time to time of preferred stock in one or more series with such designations, preferences, qualifications, limitations, restrictions, and optional or other special rights as the Board may fix by resolution.

13. Income Taxes

Domestic and foreign earnings from continuing operations before minority interest and income taxes is as follows (in thousands):

                                                 2006      2005      2004
                                               -------   -------   -------
Domestic                                       $ 2,655   $ 1,484   $28,115
Foreign                                         26,751    26,452    27,366
                                               -------   -------   -------
Earnings from continuing operations
   before minority interest and income taxes   $29,406   $27,936   $55,481
                                               =======   =======   =======

Federal, state, and foreign income tax expense (benefit) consists of the following (in thousands):

                               2006       2005      2004
                             --------   -------   -------
Current:
   Federal                   $ 12,925   $ 2,735   $ 6,402
   State                          508        41     1,196
   Foreign                      5,689    10,228     8,098
                             --------   -------   -------
Subtotal                       19,122    13,004    15,696
Deferred:
Federal and state             (11,342)    1,956     3,087
Foreign                        (1,610)   (3,520)      194
                             --------   -------   -------
Subtotal                      (12,952)   (1,564)    3,281
                             --------   -------   -------
Provision for income taxes   $  6,170   $11,440   $18,977
                             ========   =======   =======

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                                                         2006      2005      2004
                                                       -------   -------   -------
Tax expense at statutory rate of 35%                   $10,292   $ 9,785   $19,050
State and local taxes, net of federal tax benefit           45        27       777
Foreign income tax rate differential                    (1,374)      (47)   (1,846)
Foreign losses for which no tax benefit is available       203     1,446       759
Valuation allowance                                         --      (753)      753
Tax on unremitted earnings                                (276)      790        91
Utilization of operating loss carryforward              (1,780)       --        --
Other, net                                                (940)      192      (607)
                                                       -------   -------   -------
Provision for income taxes                             $ 6,170   $11,440   $18,977
                                                       =======   =======   =======

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at December 30, 2006, and December 31, 2005, are as follows (in thousands):

                                                        2006      2005
                                                      -------   -------
Deferred tax assets:
Accrued expenses                                       18,686    12,097
Foreign tax credit carryforwards                          769     4,574
AMT credit carryforwards                                1,321     1,318
Accrued Ireland restructuring                           7,414       571
Net operating loss carryforwards                        8,211     2,100
                                                      -------   -------
Gross deferred tax assets                              36,401    20,660
Less: Valuation allowance                                (708)     (766)
Total deferred tax assets                              35,693    19,894
                                                      -------   -------
Deferred tax liabilities:
Tax depreciation and amortization in excess of book   $ 8,636   $ 8,100
Foreign                                                 4,370       407
Other                                                     559     1,339
                                                      -------   -------
Total deferred tax liabilities                         13,565     9,846
                                                      -------   -------
Net deferred tax assets                               $22,128   $10,048
                                                      -------   -------

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The remaining domestic and foreign net operating losses either have no expiration date or are expected to be utilized prior to expiration. A domestic net operating loss benefit of $1.8 million was recorded during the year relating to net operating losses from an acquired group of companies. A benefit of approximately $1.4 million was booked due to a change in German tax legislation which will allow for a German tax credit over the next 10 years. The foreign tax credit carryforwards begin to expire in 2015. The Company paid income taxes of approximately $10.0 million, $9.5 million and $11.2 million in 2006, 2005 and 2004, respectively. U.S. income taxes were not provided for on a cumulative total of approximately $23.0 million of undistributed earnings for certain non-U.S. subsidiaries as of December 30, 2006, and accordingly, no deferred tax liability has been established relative to these earnings. The determination of the deferred tax liability associated with the distribution of these earnings is not practicable.

14. Business Segment Information

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

Information concerning the operations in these geographic segments for the fiscal years ended 2006, 2005 and 2004 are as follows (in thousands):

                                                        Asia-    Combined   Eliminations/   Consolidated
                               Americas*    Europe     Pacific     Total     Adjustments        Total
                               ---------   --------   --------   --------   -------------   ------------
Net sales               2006    $213,564   $112,193   $209,102   $534,859    $      --        $534,859
                        2005     195,974    114,943    156,172    467,089           --         467,089
                        2004     234,835    105,728    136,270    476,833           --         476,833

Intersegment revenues   2006     200,390     75,180    115,051    390,621     (390,621)             --

                        2005     159,036     66,256     70,370    295,662     (295,662)             --
                        2004     137,611     58,376     28,718    224,705     (224,705)             --

Interest expense        2006       1,556         (3)        73      1,626           --           1,626
                        2005       1,978         74         46      2,098           --           2,098
                        2004       1,668       (191)       (2)      1,475           --           1,475

Depreciation and        2006      15,690     11,047      6,128     32,865           --          32,865
amortization            2005      17,648     10,676      2,792     31,116           --          31,116
                        2004      16,749      8,134      1,312     26,195           --          26,195

Other expense           2006     (1,520)        441    (1,095)    (2,174)           --         (2,174)
(income), net           2005     (1,530)     (1,068)     (470)    (3,068)           --         (3,068)
                        2004     (2,106)      1,424        729         47           --              47

Income taxes            2006       2,258     (1,285)     5,197      6,170           --           6,170
                        2005       6,031      1,882      3,527     11,440           --          11,440
                        2004      11,589      2,839      4,549     18,977           --          18,977

Earnings (loss) from    2006      17,425    (17,490)    23,301     23,236           --          23,236
continuing operations   2005       4,193     (5,484)    17,873     16,582           --          16,582
                        2004      21,157       (439)    15,643     36,361           --          36,361

Net income (loss)       2006      17,425    (16,902)    23,301     23,824           --          23,824
                        2005       4,193     (4,356)    17,873     17,710           --          17,710
                        2004      21,157       (772)    15,643     36,028           --          36,028

Identifiable assets     2006     227,322    159,639    148,526    535,487     (169,900)        365,587
                        2005     248,651    146,907     90,233    485,791     (156,632)        329,159
                        2004     279,717    144,176     62,542    486,435     (137,108)        349,327

Capital expenditures    2006      13,953      2,800      2,860     19,613           --          19,613
                        2005      20,371      3,127      3,741     27,239           --          27,239
                        2004      15,766      2,908      3,405     22,079           --          22,079

* Corporate is included in the Americas. This was reported separately in amounts previously presented.

The Company's revenues by product areas for the years ended December 30, 2006, December 31, 2005 and January 1, 2005, are as follows (in thousands):

Revenues               2006       2005       2004
--------             --------   --------   --------
Electronic           $365,418   $305,870   $325,617
Automotive            123,620    118,595    113,690
Electrical             45,821     42,624     37,526
                     --------   --------   --------
Consolidated total   $534,859   $467,089   $476,833
                     ========   ========   ========

Export sales to Hong Kong were 16.1% 13.7% and 10.6% for 2006, 2005 and 2004, respectively. No other foreign country sales exceeded 10% for 2006, 2005 or 2004. Sales to Arrow Pemco Group were 10.6% in 2006 and were derived 44.6%, 25.1% and 30.3% from the Americas, Europe and Asia-Pacific segments, respectively. Sales to Arrow Pemco were less than 10% in 2005 and 2004. No other single customer amounted to 10% or more of the Company's total revenues for 2006, 2005 or 2004.

15. Lease Commitments

The Company leases certain office and warehouse space as well as certain machinery and equipment under non-cancelable operating leases. Rental expense under these leases was approximately $5.3 million in 2006, $5.5 million in 2005 and $4.4 million in 2004. Rent expense is recognized on a straight-line basis over the term of the leases. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations. The Company also has leases that have lease renewal provisions. As of December 30, 2006, all operating leases outstanding were with third parties.

Future minimum payments for all non-cancelable operating leases with initial terms of one year or more at December 30, 2006, are as follows (in thousands):

2007                      $ 4,553
2008                        2,803
2009                        1,931
2010                        1,630
2011                        1,554
2012 and thereafter         4,133
                          -------
Total lease commitments   $16,604
                          =======

The Company did not have any capital leases as of December 30, 2006.

16. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except
per share amounts)                 2006      2005      2004
---------------------            -------   -------   -------
Numerator:
   Net income                    $23,824   $17,710   $36,028
                                 -------   -------   -------
Denominator:
   Denominator for basic
   earnings per share -
   Weighted-average shares        22,305    22,413    22,239
Effect of dilutive securities:
Employee stock options               129       169       365
                                 -------   -------   -------
Denominator for diluted
   earnings per share -
   Adjusted weighted-
      average shares and
      assumed conversions         22,434    22,582    22,604
Basic earnings per share         $  1.07   $  0.79   $  1.62
                                 -------   -------   -------
Diluted earnings per share       $  1.06   $  0.78   $  1.59
                                 =======   =======   =======

The following potential shares of common stock were excluded from the EPS calculation because their effect would be anti-dilutive.

                       2006       2005      2004
                    ---------   -------   -------
Stock Options       1,121,293   712,153   362,500
Restricted Shares          --        --        --
                    ---------   -------   -------
Total               1,121,293   712,153   362,500

Selected Financial Data
(in thousands, except per share data)

Five-Year Summary

                                             2006*      2005*     2004*     2003**      2002
                                           --------   --------   -------   --------   --------
Net sales                                  $534,859   $467,089   476,833   $339,410   $283,267
Gross profit                                161,263    144,552   173,797    104,426     88,623
Operating income                             28,858     26,966    57,003     26,081     15,931
Earnings from continuing operations          23,236     16,582    36,361     15,339      9,620
Net income                                   23,824     17,710    36,028     15,339      9,620
Per share of common stock:
   Net income from continuing operations
      - Basic                                  1.04       0.74      1.64       0.70       0.44
      - Diluted                                1.03       0.73      1.61       0.70       0.44

Cash and cash equivalents                    56,704     21,947    28,583     22,128     27,750
Total assets                                464,966    403,931   425,769    311,570    277,478
Long-term debt                                1,785         --     1,364     10,201     20,252

* Results include Heinrich. Refer to the Notes to Consolidated Financial Statements for more information. Results reflect Efen as a discontinued operation.

** Results include Teccor. Refer to the Notes to Consolidated Financial Statements for more information.

Quarterly Results of Operations (unaudited)

                                            2006*                                       2005*
                          -----------------------------------------   -----------------------------------------
                             4Q        3Q         2Q**        1Q         4Q         3Q         2Q         1Q
                          --------   --------   --------   --------   --------   --------   --------   --------
Net sales                 $127,836   $143,471   $137,941   $125,611   $115,373   $122,266   $115,693   $113,757
Gross profit                38,089     47,085     31,289     44,800     37,905     34,309     35,117     37,221
Operating income (loss)      5,398     12,368     (2,691)    13,783      9,114      4,103      6,899      6,850
Net income                   4,644      9,360        449      9,371      5,243      3,771      4,257      4,439
Net income per share:
   Basic                      0.21       0.42       0.02       0.42       0.23       0.17       0.19       0.20
   Diluted                    0.21       0.42       0.02       0.42       0.23       0.17       0.19       0.20

*    Results reflect Efen as a discontinued operation.

** In the second quarter of 2006, the Company recorded a $17.1 million net restructuring charge (after a $2.9 million statutory rebate) related to the closure of its Ireland facility.

Quarterly Stock Prices

                                       2006                            2005
                          -----------------------------   -----------------------------
                            4Q      3Q      2Q      1Q      4Q      3Q      2Q      1Q
                          -----   -----   -----   -----   -----   -----   -----   -----
High                      36.66   38.00   37.42   36.65   28.85   30.97   31.16   33.59
Low                       28.14   26.95   30.60   26.42   21.44   26.12   26.35   27.95
Close                     31.88   34.70   34.38   34.13   27.25   28.13   27.82   28.23