Form 10-K, Exhibit 13
period 2007-12-29
LITTELFUSE INC /DE
filed 2008-02-27
CIK 889331

                                                                    EXHIBIT 13.1

LITTELFUSE, INC.
2007 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Littelfuse, Inc. and its subsidiaries ("Littelfuse" or "the Company") design, manufacture, and sell circuit protection devices for use in the electronics, automotive and electrical markets throughout the world. The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader with information that will assist in understanding the Company's consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect the consolidated financial statements. The discussion also provides information about the financial results of the various business segments to provide a better understanding of how those segments and their results affect the financial condition and results of operations of Littelfuse as a whole.

FORWARD LOOKING INFORMATION

This MD&A should be read in conjunction with the accompanying consolidated financial statements and related notes. See "Cautionary Statement Regarding Forward-Looking Statements Under the Private Securities Litigation Reform Act of 1995 ("PSLRA")" on page 9 of this report for a description of important factors that could cause actual results to differ from expected results. See also Item 1A, "Risk Factors," in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

BUSINESS SEGMENT INFORMATION

Littelfuse historically has evaluated the Company's operations and reported the enterprise's operating segments by geography for the purpose of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). Over the last several quarters, the Company has made a number of organizational changes that have altered how the Company's President and Chief Executive Officer evaluates the Company's operations. These organizational changes have increased the importance of the Company's reliance on business unit performance compared to geographic performance. As such, the Company determined in the third quarter of 2007 that business units now represent operating segments, as defined by SFAS No. 131, and therefore, reports these business units as separate segments.

The following table is a summary of the Company's operating segments net sales by business unit and geography (in thousands):

                                                    FISCAL YEAR*
                                     ------------------------------------------
                                        2007            2006            2005
                                     ----------      ----------      ----------
BUSINESS UNIT
Electronics ....................      $   348.9       $   365.5       $   305.9
Automotive .....................          135.1           123.6           118.6
Electrical .....................           52.1            45.8            42.6
                                      ---------       ---------       ---------
  TOTAL ........................      $   536.1       $   534.9       $   467.1
                                      =========       =========       =========

                                        2007            2006            2005
                                     ----------      ----------      ----------
GEOGRAPHY**
Americas .......................      $   204.3       $   216.0       $   199.9
Europe .........................          118.2           111.6            98.3
Asia-Pacific ...................          213.6           207.3           168.9
                                      ---------       ---------       ---------
  TOTAL ........................      $   536.1       $   534.9       $   467.1
                                      =========       =========       =========

* Amounts exclude Efen Gmbh ("Efen") since the date of the Heinrich Industrie AG ("Heinrich") acquisition.

** Sales are defined based upon shipped to destination.

Business unit segment information is more fully described in Note 14 of the Notes to Consolidated Financial Statements. The following discussion provides an analysis of the information contained in the consolidated financial statements and accompanying notes beginning on page 12 at December 29, 2007 and December 30, 2006, and for the three fiscal years ended December 29, 2007, December 30, 2006, and December 31, 2005.

RESULTS OF OPERATIONS -- 2007 COMPARED WITH 2006

Net sales increased slightly in the current year to $536.1 million compared to $534.9 million in 2006. These results were led by the automotive segment with an increase in sales of $11.5 million or 9% to $135.1 million, along with an increase in the electrical segment of $6.3 million or 14% to $52.1 million, largely offset by a decrease in the electronics segment of $16.6 million or 5% to $348.9 million. The increase in automotive sales was due to growth in the off-road truck and bus product lines, new passenger vehicle products and favorable currency effects of $5.6 million, mainly due to the strengthening of the Euro. Electrical sales increased primarily due to price increases over the prior year and improvements in the industrial market. The decrease in electronic sales reflected weaker distributor demand in the Americas and Asia-Pacific, partially offset by favorable currency effects of $5.2 million, largely due to the strengthening of the Euro.

On a geographic basis, sales in the Americas decreased $11.7 million or 5% in 2007 compared to 2006. Within the Americas, the electronics business declined $19.9 million, reflecting inventory rationalization at distributors and weaker telecom demand. Automotive sales increased $0.9 million due to growth in the off-road truck and bus product lines and new passenger vehicle products. The electrical business increased $6.2 million due to price increases over the prior year and improvements in the industrial market.

Europe sales increased $6.6 million or 6% in 2007 compared to 2006. The increase in European sales was primarily due to increased automotive sales of $8.6 million, partially offset by a $2.0 million decrease in electronic distributor sales. The automotive sales increase reflected favorable currency effects of $5.6 million due to the strengthening Euro and growth in both the passenger vehicle and off-road truck and bus product lines. Lower electronics sales were due to decreased demand from electronics distributors, partially offset by favorable currency effects of $4.4 million due to the strengthening Euro.

Asia-Pacific sales increased $6.3 million or 3% compared to the prior year. The increase in Asia-Pacific sales was mainly the result of higher electronic sales due to improved demand for digital consumer products. Automotive sales increased by $0.7 million reflecting continued share gain in the growing Asian markets outside of Japan.

Gross profit was $171.5 million or 32.0% of sales in 2007 compared to $161.3 million or 30.2% of sales in 2006. The gross profit margin percentage improvement resulted primarily from lower restructuring charges in 2007 compared to 2006.

Selling, general and administrative expenses decreased $7.3 million to $103.3 million in 2007 from $110.6 million in 2006, primarily due to lower employee bonus expense in 2007 and the recognition of $5.3 million in higher restructuring and asset impairment charges in 2006. As a percentage of net sales, selling, general and administrative expenses decreased to 19.3% in 2007 from 20.7% in 2006. Research and development costs increased $3.0 million to $21.7 million due to increased spending on new product development for the electronics and automotive markets. In 2007, a gain of $8.0 million was recognized on the sale of real estate in Ireland. Total operating expenses, including the gain on Ireland property and intangible amortization, were 22.4% of net sales in 2007, compared to 24.8% of net sales in 2006.

Operating income in 2007 increased 77.8% to $51.3 million or 9.6% of sales compared to $28.9 million or 5.4% of sales in the prior year. The changes in operating income and operating margin were due mainly to lower restructuring charges and decreased bonus expense in 2007 as described above.

Other income, net, consisting of interest income, royalties, non-operating income and foreign currency items, was $1.5 million in 2007 compared to $2.2 million in the prior year. The decrease was primarily due to foreign currency effects.

Income from continuing operations before minority interest and income taxes was $51.3 million in 2007 compared to $29.4 million in 2006. Income tax expense was $14.5 million in 2007 compared to $6.2 million in the prior year. The 2007 effective income tax rate was 28.2% compared to 21.0% in 2006. The 2006 effective tax rate reflects certain adjustments including a $1.4 million benefit resulting from a German tax law change and recognition of a $1.8 million benefit related to net operating losses from an acquired group of companies. Income from continuing operations was $36.8 million in 2007 compared to $23.2 million in 2006.

In 2006, the Company sold the Efen business and accounted for this business as a discontinued operation that reported income, net of taxes, of $0.6 million.

Net income in 2007 was $36.8 million compared to $23.8 million in the prior year.

RESULTS OF OPERATIONS -- 2006 COMPARED WITH 2005

Sales increased 15% to $534.9 million in 2006 from $467.1 million in 2005. The increase in sales was due primarily to growth in the electronics markets. Electronic sales increased $59.6 million or 19% to $365.5 million in 2006 compared to $305.9 million in 2005, driven by increased demand for telecom and consumer electronics products in Asia-Pacific. Automotive sales increased $5.0 million or 4% to $123.6 million in 2006 compared to $118.6 million in 2005, primarily due to strong growth in Asia-Pacific and increased European sales in the off road, truck and bus market, partially offset by lower North America sales. Electrical sales increased $3.2 million or 8% to $45.8 million in 2006 compared to $42.6 million in 2005 due to price increases and improvements in the non-residential construction market. Acquisitions in 2006 contributed $11.8 million to 2006 sales.

On a geographic basis, Asia-Pacific sales increased 23% to $207.3 million due to increased demand for electronics products. Europe sales increased 14% to $111.6 million and the Americas sales increased 8% to $216.0 million as both segments also experienced increased demand for electronics products. International sales were $326.8 million or 61.1% of net sales in 2006 compared to $279.3 million or 59.8% of net sales in 2005, with favorable currency effects contributing $1.1 million to sales in 2006.

Gross profit was $161.3 million or 30.2% of sales in 2006 compared to $144.6 million or 30.9% of sales in 2005. The gross profit margin percentage decline resulted from $21.3 million of current year net restructuring charges related to the closure of facilities in Ireland ($17.1 million after a $2.9 million statutory rebate), Germany ($2.3 million) and Irving, Texas ($1.9 million), an asset write-down in Germany of $0.8 million and higher commodity prices, partially offset by the progression of ongoing cost reduction programs and improved operating leverage. The Company expects to incur additional restructuring charges in the future as it further consolidates its worldwide manufacturing operations. Excluding the 2006 net restructuring charges, gross profit improved from the prior year primarily due to reduced costs as a result of the progression of ongoing cost reduction programs and improved operating leverage due to higher plant volumes, partially offset by higher commodity prices.

Selling, general and administrative expenses increased $12.0 million to $110.6 million in 2006 from $98.5 million in 2005, primarily due to the recognition of $5.2 million stock-based compensation expense in 2006, increased bonus expense, $2.7 million of restructuring expense related to German operations and a $3.6 million charge for the write-down of Heinrich real estate and fixed assets. As a percentage of net sales, selling, general and administrative expenses decreased to 20.7% in 2006 from 21.1% in 2005. Research and development costs increased $2.0 million to $18.7 million due to increased spending on new product development for the electronics and automotive markets. Total operating expenses, including intangible amortization, were 24.8% of net sales in 2006, compared to 25.2% of sales in 2005.

Operating income in 2006 increased 7.0% to $28.9 million or 5.4% of sales compared to $27.0 million or 5.8% of sales in the prior year. The changes in operating income and operating margin were due to the factors affecting gross profit margin and operating expenses described above.

Interest expense was $1.6 million in 2006 compared to $2.1 million in 2005 due to a lower average outstanding debt balance during 2006. Other income, net, consisting of interest income, royalties, non-operating income and foreign currency items, was $2.2 million in 2007 compared to $3.1 million in the prior year. The decrease was primarily due to the recognition of a $1.4 million gain on the sale of the Company's interest in a wafer fabrication facility in the U.K. in 2005, partially offset by higher interest income in 2006.

Income from continuing operations before minority interest and income taxes was $29.4 million in 2006 compared to $27.9 million in 2005. Minority interest income was zero in 2006 and $0.1 million in 2005, as 2005 reflected the minority share ownership in Heinrich prior to the 2005 acquisition of the remaining Heinrich shares. Income tax expense was $6.2 million in 2006 compared to $11.4 million in the prior year. The 2006 effective income tax rate was 21.0% compared to 41.1% in 2005. The 2006 effective tax rate was favorably affected by certain adjustments including a $1.4 million benefit resulting from a German tax law change and recognition of a $1.8 million benefit relating to net operating losses from an acquired group of companies. The 2005 effective tax rate was unfavorably affected by the limited tax shield on restructuring charges and repatriation of earnings from lower tax jurisdictions. Income from continuing operations was $23.2 million in 2006 compared to $16.6 million in 2005.

In the fourth quarter of 2005, the Company entered into a contract to sell the Efen business acquired as part of the Heinrich acquisition in May 2004. Therefore, the Efen business is accounted for as a discontinued operation that reported income, net of taxes, of $0.6 million in 2006 compared to $1.1 million in 2005.

Net income in 2006 was $23.8 million, compared to $17.7 million in 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company historically has financed capital expenditures through cash flows from operations. Management expects that cash flows from operations and available lines of credit will be sufficient to support both its operations and its debt obligations for the foreseeable future.

The Company has an unsecured domestic financing arrangement consisting of a credit agreement with banks that provides a $75.0 million revolving credit facility, with the potential to increase this up to $125.0 million upon request of the Company and agreement with the lenders, which expires on July 21, 2011. At December 29, 2007, the Company had available $63.5 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 0.50% (5.44% as of December 29, 2007). The Company also had $2.5 million and $6.1 million available in letters of credit at December 29, 2007 and December 30, 2006, respectively. No amounts were outstanding under these letters of credit at December 29, 2007 and December 30, 2006.

The domestic bank credit agreement contains covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined in the agreement. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At December 29, 2007, and for the year then ended, the Company was in compliance with these covenants.

The Company has an unsecured bank line of credit in Japan that provides a Yen 900 million (an equivalent of $7.9 million) revolving credit facility at an interest rate of TIBOR plus 0.625% (1.523% as of December 29, 2007). The revolving line of credit becomes due on July 21, 2011. The Company had no outstanding borrowings on the Yen facility at December 29, 2007 and $1.3 million outstanding on the Yen facility at December 30, 2006.

The Company has an unsecured bank line of credit in Taiwan that provides a Taiwanese Dollar 35.0 million (equivalent to $1.1 million) revolving credit facility at an interest rate of two-years Time Deposit plus 0.145% (2.83% as of December 29, 2007). The revolving line of credit becomes due on August 18, 2009. The Company had the equivalent of $0.6 million and $0.9 million outstanding on the Taiwanese Dollar facility at December 29, 2007 and December 30, 2006, respectively.

The Company also has a foreign fixed rate mortgage loan outstanding at December 29, 2007, totaling Taiwanese Dollar 38.9 million (equivalent to $1.2 million) with maturity dates through August 2013.

The Company started 2007 with $56.7 million of cash. Net cash provided by operations was $59.9 million in the year. Net cash used in investing activities was $34.8 million and included $40.5 million in purchases of property, plant and equipment and $4.5 million for the acquisition of a business, partially offset by $8.6 million from the sale of real estate in Ireland. Net cash used in financing activities of $22.3 million included net payments of debt ($12.8 million) and repurchases of the Company's common stock ($16.4 million), partially offset by cash proceeds from the exercise of stock options ($6.3 million) and the excess tax benefit on share-based compensation ($0.6 million). The effect of exchange rate changes increased cash by $5.4 million. The net cash provided by operating activities, less net cash used in financing and investing activities plus the effect of exchange rate changes resulted in a $8.2 million net increase in cash. This left the Company with a cash balance of $64.9 million at the end of 2007.

Net operating assets (including short-term and long-term items) decreased a net $5.5 million in 2007. The major factors contributing to the change in net operating assets were decreases in inventories, partially offset by decreases in accrued payroll and increases in prepaid expenses and other current assets. Days sales outstanding in accounts receivable decreased to 58 days at year-end 2007, compared to 60 days at year-end 2006 and 63 days at year-end 2005. The improvement in days sales outstanding was due primarily to a reduction in past-due electronics accounts. Days inventory outstanding was 59 days at year-end 2007 compared to 67 days at year-end 2006 and 75 days at year-end 2005. The improvement in days inventory outstanding was the result of lean manufacturing and logistics initiatives and improved inventory planning.

The ratio of current assets to current liabilities was 2.4 to 1 at year-end 2007 compared to 2.3 to 1 at year-end 2006 and 2.0 to 1 at year-end 2005. The ratio of long-term debt to equity was 0.0 to 1 at year-end 2007 compared to 0.1 to 1 at year-end 2006 and 0.0 to 1 at year-end 2005.

The Company started 2006 with $21.9 million of cash. Net cash provided by operations was $80.9 million in the year. Net cash used in investing activities was $42.6 million and included $19.6 million in purchases of property, plant and equipment and $37.8 million for the acquisition of businesses partially offset by $14.4 million from the sale of assets including the Efen business ($11.6 million) and a building in Witten, Germany ($2.8 million) and $0.5 million from the sale of an investment in LC Fab. Net cash used in financing activities of $6.4 million included repurchases of the Company's common stock of $10.3 million, partially offset by cash proceeds from the exercise of stock options of $5.7 million and the excess tax benefit on share-based compensation of $0.5 million. The effect of exchange rate changes increased cash by $2.8 million. The net cash provided by operations and financing activities, less net cash used in investing activities plus the effect of exchange rate changes resulted in a $34.8 million net increase in cash. This left the Company with a cash balance of $56.7 million at the end of 2006.

Decreases in net operating assets (including short-term and long-term items) provided $27.3 million of cash flow in 2006. The major factors contributing to lower net operating assets were decreases in accounts receivables and inventories ($4.1 million), increases in accrued payroll and severance and income taxes ($32.5 million), and decreases in prepaid expenses and other ($1.4 million), partially offset by decreases in accounts payable and accrued expenses ($10.7 million). Days sales outstanding in accounts receivable decreased to 60 days at year-end 2006 compared to 63 days at year-end 2005 and 60 days at year-end 2004. The 2006 improvement in days sales outstanding was due primarily to a reduction in past-due automotive accounts. Days inventory outstanding was 67 days at year-end 2006 compared to 75 days at year-end 2005 and 88 days at year-end 2004. The improvement in days inventory outstanding in 2005 and 2006 was the result of lean manufacturing and logistics initiatives and improved inventory planning.

The ratio of current assets to current liabilities was 2.3 to 1 at year-end 2006 compared to 2.0 to 1 at year-end 2005 and 1.8 to 1 at year-end 2004. The ratio of long-term debt to equity was 0.1 to 1 at year-end 2006 compared to 0.0 to 1 at year-end 2005 and 0.1 to 1 at year-end 2004.

The Efen business, which is presented as a discontinued operation, did not contribute significantly to cash from operations in 2006 or 2005.

The Company's capital expenditures were $40.5 million in 2007, $19.6 million in 2006 and $27.2 million in 2005. The Company expects that capital expenditures in 2008 will be approximately $50.0 million. The majority of capital expenditures in 2008 will be for facilities and equipment to support manufacturing transfers and new product introductions. The Company expects that in 2009 capital expenditures will decline to the historical average of approximately 5% of sales.

The Company decreased total debt by $12.8 million in 2007, $2.3 million in 2006, and $6.8 million in 2005. The Company's Board of Directors has authorized the Company to repurchase up to 1 million shares of its common stock, from time to time, depending on market conditions. The Company repurchased 500,000 common shares for $16.4 million in 2007, 329,000 common shares for $10.3 million in 2006, and 458,000 common shares for $12.8 million in 2005.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 29, 2007, the Company did not have any off-balance sheet arrangements, as defined under the U.S. Securities and Exchange Commission ("SEC") rules. Specifically, the Company was not liable for guarantees of indebtedness owed by third parties; the Company was not directly liable for the debt of any unconsolidated entity, and the Company did not have any retained or contingent interest in assets; the Company did not hold any derivative financial instruments, as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"); and the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table summarizes contractual obligations and commitments, as of December 29, 2007 (in thousands):


                                                                      Payment Due By Period
                                                           ----------------------------------------------
                                                           Less than                            More than
Contractual Obligations                           Total      1 year     1-3 years   3-5 years     5 years
--------------------------------------------    ---------  ----------  ----------  ----------  ----------
Long-term debt obligations                       $13,309     $12,086     $   661     $   422     $   140
Interest payments                                    396         365          16          12           3
Supplemental Executive Retirement Plan             2,820          --          --          --       2,820
Operating lease payments                          15,190       5,748       5,737       1,936       1,769
                                                --------  ----------    --------   ---------  ----------
     Total                                       $31,715     $18,199     $ 6,414     $ 2,370     $ 4,732
                                                ========  ==========    ========   =========  ==========


RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires public companies to recognize compensation expense for the cost of awards of equity compensation using a fair value method. The Company adopted SFAS 123(R) on January 1, 2006 (i.e., the first quarter of
2006) using the modified prospective method. The Company has made the one-time election to adopt the transition method described in FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards." Under SFAS 123(R), benefits of tax deductions in excess of recognized compensation expense are now reported as a financing cash flow, rather than an operating cash flow as prescribed under the prior accounting rules. The Company recognized $5.0 million and $5.2 million of expense related to share-based compensation during 2007 and 2006, respectively. The impact of the adoption of SFAS 123(R) is more fully described in Note 1 of the Notes to Consolidated Financial Statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 as of December 31, 2006. The impact of the adoption of FIN 48 is more fully described in Note 13 of the Notes to Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. SFAS 157 must be applied prospectively beginning January 1, 2008. The Company is evaluating the impact of adopting SFAS 157 on its Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - - an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the balance sheet, with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The Company adopted SFAS 158 at December 30, 2006. The impact of the adoption of SFAS 158 is more fully described in Note 11 of the Notes to Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - - Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 is expected to expand the use of fair value measurement, but does not eliminate disclosure requirements included in other accounting standards, including those in SFAS 157. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact of adopting SFAS 159 on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs generally will be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination generally will be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would also apply the provisions of SFAS No. 141(R). Early adoption is not permitted. The Company is evaluating the impact of adopting SFAS 141(R) on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements -- an amendment of ARB No. 51" ("SFAS 160"). SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net earnings attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS No. 141(R) and includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is evaluating the impact of adopting SFAS 160 on its Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

Certain of the accounting policies as discussed below require the application of significant judgment by management in selecting the appropriate estimates and assumptions for calculating amounts to record in the financial statements. Actual results could differ from those estimates and assumptions, impacting the reported results of operations and financial position. Significant accounting policies are more fully described in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report. Certain accounting policies, however, are considered to be critical in that they are most important to the depiction of the Company's financial condition and results of operations and their application requires management's subjective judgment in making estimates about the effect of matters that are inherently uncertain. The Company believes the following accounting policies are the most critical to aid in fully understanding and evaluating its reported financial results, as they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. The Company has reviewed these critical accounting policies and related disclosures with the Audit Committee of its Board of Directors.

Revenue Recognition: The Company recognizes revenue on product sales in the period the sales process is complete. This generally occurs when products are shipped (FOB origin) to the customer in accordance with the terms of the sale, the risk of loss has been transferred, collectibility is reasonably assured and the pricing is fixed and determinable. The Company's distribution channels are primarily through direct sales, and through independent third party distributors. There is no retail channel.

Revenue & Billing: The Company accepts orders from customers based on long term purchasing contracts and written sales agreements. Contract pricing and selling agreement terms are based on market factors, costs, and competition. Pricing is normally negotiated as an adjustment (premium or discount) from the Company's published price lists. The customer is invoiced when the Company's products are shipped to them in accordance with the terms of the sales agreement.

Returns & Credits: Some of the terms of the Company's sales agreements and normal business conditions provide customers (distributors) the ability to receive credit for products previously shipped and invoiced. This practice is common in the industry and is referred to as a "ship and debit" program. This program allows the distributor to debit the Company for the difference between the distributors' contracted price and a lower price for specific transactions. Under certain circumstances (usually in a competitive situation or large volume opportunity), a distributor will request authorization to reduce their price to their buyer. If the Company approves such a reduction, the distributor is authorized to "debit" their account for the amount of their reduced margin. The Company establishes reserves for this program based on historic activity and actual authorizations for the debit and recognizes these debits as a reduction of revenue in accordance with the guidance of FASB's Emerging Issues Task Force ("EITF") Issue No. 01-09, paragraph 9 "Accounting for Consideration Given by a Vendor to a Customer".

The Company has a return to stock policy whereby a customer with previous authorization from Littelfuse management can return previously purchased goods for full or partial credit. The Company establishes an estimated allowance for these returns based on historic activity. Sales revenue and cost of sales are reduced to anticipate estimated returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists" ("SFAS 48").

The Company properly meets all of the criteria of SFAS 48 for recognizing revenue when the right of return exists under Staff Accounting Bulletin 104 (Revenue Recognition). Specifically, the Company meets those requirements because:

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

      5. The Company bills at the ship date and establishes a reserve to reduce revenue from the in transit time until the product is delivered for FOB destination sales.

      6. The Company's customers acquiring the product for resale have economic substance apart from that provided by Littelfuse. All distributors are independent of the Company.

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

Inventory: The Company performs a detailed assessment of inventory, which includes a review of, among other factors, demand requirements, product life cycle and development plans, component cost trends, product pricing and quality issues. Based on the analysis, the Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. Historically, inventory reserves have been adequate to reflect inventory at net realizable values. Revisions to inventory reserves may be required if actual demand, component costs or product life cycles differ from estimates. However, due to the Company's diverse product lines and end user markets, the Company does not believe its estimates would be materially impacted by changes in its assumptions.

Goodwill and Other Intangibles: The Company annually tests goodwill for impairment as required by SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), or if there is an event or change in circumstances that indicate the asset may be impaired. The Company determined the fair value of each of its reporting units by using a discounted cash flow method to estimate market value. As of the most recent annual test, the Company determined that the fair value of each of the reporting units exceeded their carrying amounts and, therefore, no goodwill impairment existed. The Company will continue to perform a goodwill impairment test as required on an annual basis and on an interim basis, if certain conditions exist. Factors the Company considers important, which could result in changes to its estimates, include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to the diverse end user base and non-discretionary product demand, the Company does not believe its future operating results will vary significantly relative to its historical and projected future operating results.

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

Pension and Supplemental Executive Retirement Plan: The Company has a number of defined benefit plans primarily in North America and Europe. Historically these plans have been accounted for using SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), and the Company recognized the net unfunded status of the plan on the balance sheet. The Company adopted SFAS 158 effective December 30, 2006, which requires the full unfunded status of the plan to be recognized. Actuarial gains and losses and prior service costs and credits are now recognized as a component of accumulated other comprehensive income. Accounting for pensions requires estimating the future benefit cost and recognizing the cost over the employee's expected period of employment with the Company. Certain assumptions are required in the calculation of pension costs and obligations. These assumptions include the discount rate, salary scales and the expected long-term rate of return on plan assets. The discount rate is intended to represent the rate at which pension benefit obligations could be settled by purchase of an annuity contract. These assumptions are subject to change based on stock and bond market returns and other economic factors. Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect its recognized expense and accrued liability in such future periods. While the Company believes that its assumptions are appropriate given current economic conditions and its actual experience, significant differences in results or significant changes in the Company's assumptions may materially affect its pension obligations and related future expense. See Note 11 of the Notes to Consolidated Financial Statements.

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

Other Contingencies: In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relations, product liability claims, trademark rights and a variety of other matters. The Company records contingent liabilities resulting from claims against it when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company discloses contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. Currently, the Company does not believe that any of its pending legal proceedings or claims will have a material impact on its financial position or results of operations. However, if actual or estimated probable future losses exceed the Company's recorded liability for such claims, it would record additional charges during the period in which the actual loss or change in estimate occurred.

Stock-based compensation: Stock-based compensation expense is recorded for stock-option grants and performance-based restricted stock awards based upon the fair values of the awards. The fair value of stock option awards is estimated at the grant date using the Black-Scholes option pricing model, which includes assumptions for volatility, expected term, risk-free interest rate and dividend yield. Expected volatility is based on implied volatilities from traded options on Littelfuse stock, historical volatility of Littelfuse stock and other factors. Historical data is used to estimate employee termination experience and the expected term of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has not paid any cash dividends in its history. The performance-based restricted stock awards vest in thirds over a three-year period (following the three-year performance period), and are paid annually as they vest, one half in the Company's common stock and one half in cash. The fair value of performance-based restricted stock awards that are paid in common stock is measured at the market price on the grant date, and the fair value of the portion paid in cash is measured at the current market price of a share. The number of shares issued is based on the Company attaining certain financial performance goals relating to return on net tangible assets ("RONTA") and earnings before interest, taxes, depreciation and amortization ("EBITDA") during the three-year period after the grant date. Stock-based compensation for performance-based awards is based on the fair values and the Company's current estimate of the probable number of shares to be issued (based on the probable outcome at the end of the performance period). As the Company's estimate of the probable outcome changes in future periods, stock-based compensation expense is adjusted accordingly. Total stock-based compensation expense was $5.0 million and $5.2 million in 2007 and 2006, respectively. See Note 12 of the Notes to Consolidated Financial Statements.

MARKET RISK

The Company is exposed to market risk from changes in interest rates, foreign exchange rates and commodities.

The Company had debt outstanding at December 29, 2007, in the form of a domestic revolving credit facility and foreign lines of credit at variable rates. While 100% of this debt has variable interest rates, the Company's interest expense is not materially sensitive to changes in interest rate levels since debt levels and potential interest expense increases are small relative to earnings.

The majority of the Company's operations consist of manufacturing and sales activities in foreign countries. The Company has manufacturing facilities in Mexico, Ireland, Germany, China, Taiwan and the Philippines. During 2007, sales to customers outside the U.S. were 61.9% of total net sales. Substantially all sales in Europe are denominated in Euro, U.S. Dollar and British Pound Sterling, and substantially all sales in the Asia-Pacific region are denominated in U.S. Dollar, Japanese Yen and South Korean Won.

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

The Company uses various metals in the production of its products, including copper and zinc. The Company's earnings are exposed to fluctuations in the prices of these commodities. The Company does not currently use derivative financial instruments to mitigate this commodity price risk. A 10% increase in the price of copper or zinc would reduce pre-tax profit by approximately $1.4 million and $0.7 million, respectively.

The Company purchases a particular type of silicon as a raw material for many of its semiconductor products. This same type of silicon is used in solar panels, and therefore is experiencing high levels of market demand. As a result, there is a risk of market shortages for this material at some point. The Company is taking actions to secure adequate sources of supply to meet its expected future demand for this material.

While the Company is exposed to significant changes in certain commodity prices and foreign currency exchange rates, the Company actively monitors these exposures and takes various actions to mitigate any negative impacts of these exposures.

OUTLOOK

The Company believes its long-term growth strategy, which emphasizes development of new circuit protection products, providing customers with solutions and technical support in all major regions of the world and leveraging low cost production facilities in Asia-Pacific and Mexico will drive sales growth and reduce costs in each of its segments. In addition, the fundamentals for the Company's major markets appear to be neutral for 2008.

The Company initiated a series of projects beginning in 2005 to reduce costs in its global operations by consolidating manufacturing and distribution into fewer sites in low-cost locations in China, the Philippines and Mexico. These programs are expected to generate significant cost savings beginning in late 2008 and increasing in 2009. The Company has incurred significant costs related to these programs, including severance, retention incentives, training, redundant overhead and equipment moves. These costs are expected to be ongoing through 2008 and until the manufacturing and distribution transfers are completed in early 2010.

The Company is working to expand its share of the circuit protection market by leveraging new products that it has recently acquired or developed as well as improving solution selling capabilities. In the future, the Company will look for opportunities to add to its product portfolio and technical expertise so that it can provide customers with the most complete circuit protection solutions available in the marketplace.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 ("PSLRA").

The statements in this section, the letter to shareholders and the other sections of this report and in the Company's Annual Report on Form 10-K that are not historical facts are intended to constitute "forward-looking statements" entitled to the safe-harbor provisions of the PSRLA. These statements may involve risks and uncertainties, including, but not limited to, risks relating to product demand and market acceptance, economic conditions, the impact of competitive products and pricing, product quality problems or product recalls, capacity and supply difficulties or constraints, coal mining exposures, failure of an indemnification for environmental liability, exchange rate fluctuations, commodity price fluctuations, the effect of the Company's accounting policies, labor disputes, restructuring costs in excess of expectations, pension plan asset returns being less than assumed, integration of acquisitions and other risks which may be detailed in Item 1A, "Risk Factors," in the Form 10-K and in the Company's other Securities and Exchange Commission filings.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Littelfuse is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Littelfuse's internal control system was designed to provide reasonable assurance to its management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Littelfuse's management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2007, based upon the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the Company's management concluded that, as of December 29, 2007, the Company's internal control over financial reporting is effective.

Littelfuse's independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of the Company's internal control over financial reporting as of December 29, 2007. Their report appears on page 11.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LITTELFUSE, INC.

We have audited the accompanying consolidated balance sheets of Littelfuse, Inc. and subsidiaries (Company) as of December 29, 2007, and December 30, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Littelfuse, Inc. and subsidiaries at December 29, 2007 and December 30, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" and, effective December 30, 2006, the Company adopted certain provisions of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans", and effective December 31, 2006, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Littelfuse Inc. and subsidiaries' internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

                                  /s/ ERNST & YOUNG LLP

Chicago, Illinois
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LITTELFUSE, INC.

We have audited Littelfuse, Inc.'s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Littelfuse, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Littelfuse, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Littelfuse, Inc. and subsidiaries as of December 29, 2007, and December 30, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2007, and our report dated February 26, 2008 expressed an unqualified opinion thereon.

                              /s/ ERNST & YOUNG LLP

Chicago, Illinois
February 26, 2008

CONSOLIDATED BALANCE SHEETS

(In thousands)                                                                    December 29, 2007     December 30, 2006
                                                                                  -----------------     -----------------
ASSETS
Current assets:
  Cash and cash equivalents                                                           $  64,943             $  56,704
  Accounts receivable, less allowances (2007 - $12,997; 2006 -  $17,503)                 85,607                83,901
  Inventories                                                                            58,845                65,961
  Deferred income taxes                                                                  10,986                12,382
  Prepaid expenses and other current assets                                              14,789                 9,821
                                                                                      ---------             ---------
Total current assets                                                                    235,170               228,769

Property, plant, and equipment:
  Land                                                                                   12,573                10,916
  Buildings                                                                              49,321                45,518
  Equipment                                                                             282,416               285,758
                                                                                      ---------             ---------
                                                                                        344,310               342,192
Accumulated depreciation                                                               (199,748)             (216,676)
                                                                                      ---------             ---------
Net property, plant and equipment                                                       144,562               125,516

Intangible assets, net of amortization:
  Patents, licenses and software                                                          9,231                10,118
  Distribution network                                                                   13,823                15,209
  Trademarks and tradenames                                                               1,192                 1,321
  Goodwill                                                                               73,462                67,500
                                                                                      ---------             ---------
                                                                                         97,708                94,148
Investments                                                                               6,544                 5,231
Deferred income taxes                                                                     6,141                 9,746
Other assets                                                                              1,240                 1,556
                                                                                      ---------             ---------
Total assets                                                                          $ 491,365             $ 464,966
                                                                                      =========             =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                    $  27,889             $  23,334
  Accrued payroll                                                                        19,441                22,468
  Accrued expenses                                                                       11,595                12,579
  Accrued severance                                                                      21,092                10,670
  Accrued income taxes                                                                    4,484                 4,656
  Current portion of long-term debt                                                      12,086                24,328

                                                                                      ---------             ---------
Total current liabilities                                                                96,587                98,035

Long-term debt, less current portion                                                      1,223                 1,785
Accrued severance                                                                         8,912                18,879
Accrued post-retirement benefits                                                         18,371                27,971
Other long-term liabilities                                                              12,715                14,488
Minority interest                                                                           143                   143

Shareholders' equity:
  Preferred stock, par value $0.01 per share:  1,000,000
    shares authorized; no shares issued and outstanding                                      --                    --
  Common stock, par value $0.01 per share:  34,000,000
   shares authorized; shares issued and outstanding,
    2007 - 21,869,824; 2006 - 22,110,674                                                    219                   221
Additional paid-in capital                                                              118,765               108,543
Notes receivable from officers - common stock                                                (5)                  (10)
Accumulated other comprehensive income (loss)                                            17,361                   (11)
Retained earnings                                                                       217,074               194,922
                                                                                      ---------             ---------
Total shareholders' equity                                                              353,414               303,665
                                                                                      ---------             ---------
Total liabilities and shareholders' equity                                            $ 491,365             $ 464,966
                                                                                      =========             =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)                                      Year Ended
                                                      ----------------------------------------------------------
                                                      December 29, 2007     December 30, 2006  December 31, 2005
                                                      -----------------     -----------------  -----------------
Net sales                                                 $  536,144           $  534,859          $  467,089
Cost of sales                                                364,607              373,596             322,537
                                                          ----------           ----------          ----------
Gross profit                                                 171,537              161,263             144,552

Selling, general and administrative expenses                 103,258              110,581              98,536
Research and development expenses                             21,700               18,708              16,672
Gain on sale of Ireland property                              (8,037)                  --                  --
Amortization of intangibles                                    3,307                3,116               2,378
                                                          ----------           ----------          ----------
Operating income                                              51,309               28,858              26,966

Interest expense                                               1,557                1,626               2,098
Other expense (income), net                                   (1,536)              (2,174)             (3,068)
                                                          ----------           ----------          ----------
Income from continuing operations before
  minority interest and income taxes                          51,288               29,406              27,936
Minority interest                                                --                   --                  (86)
Income taxes                                                  14,453                6,170              11,440
                                                          ----------           ----------          ----------
Income from continuing operations                             36,835               23,236              16,582
Discontinued operations (net of tax expense
 of $409 and $645 in 2006 and 2005, respectively)                 --                  588               1,128
                                                          ----------           ----------          ----------
Net income                                                $   36,835           $   23,824          $   17,710
                                                          ==========           ==========          ==========

Income per share:
Basic:

  Continuing operations                                   $     1.66           $     1.04          $     0.74
  Discontinued operations                                         --                 0.03                0.05
                                                          ----------           ----------          ----------
  Net Income                                              $     1.66           $     1.07          $     0.79
                                                          ==========           ==========          ==========
Diluted:

  Continuing operations                                   $     1.64           $     1.03          $     0.73
  Discontinued operations                                         --                 0.03                0.05
                                                          ----------           ----------          ----------
  Net Income                                              $     1.64           $     1.06          $     0.78
                                                          ==========           ==========          ==========

Weighted-average shares and equivalent
   shares outstanding:

Basic                                                         22,231               22,305              22,413
Diluted                                                       22,394               22,434              22,582


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                                Year Ended
                                                      ---------------------------------------------------------
                                                      December 29, 2007    December 30, 2006  December 31, 2005
                                                      -----------------    -----------------  -----------------
Operating activities

Net income                                                $  36,835           $  23,824           $  17,710
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation                                              25,429              25,375              28,738
   Impairment of assets                                         767               4,374                  --
   Amortization of intangibles                                3,307               3,116               2,495
   Provision for bad debts                                       31                 127               1,884
   Gain on sale of LC Fab                                        --                  --              (1,400)
   Gain on sale of Ireland property                          (8,037)                 --                  --
   Stock-based compensation                                   4,957               5,187                  --
   Deferred income taxes                                      2,151              (8,341)             (1,564)
Changes in operating assets and liabilities:
   Accounts receivable                                         (280)              2,843             (11,185)
   Inventories                                                9,112               1,240               6,594
   Accounts payable and accrued expenses                     (3,801)            (10,651)             (2,639)
   Accrued payroll and severance                             (3,046)             30,620               1,505
   Accrued income taxes                                      (3,071)              1,850              (5,590)
   Prepaid expenses and other                                (4,414)              1,351               1,594
                                                          ---------           ---------           ---------
Net cash provided by operating activities                    59,940              80,915              38,142

Investing activities
Purchases of property, plant and equipment                  (40,501)            (19,613)            (27,239)
Purchase of businesses, net of cash acquired                 (4,507)            (37,841)             (3,658)
Sale of business and property, plant and equipment               --              14,401                  --
Sale of LC Fab                                                   --                 500                 600
Sale of Ireland property                                      8,593                  --                  --
Deposit on sale of building                                   1,607                  --                  --
                                                          ---------           ---------           ---------
Net cash used in investing activities                       (34,808)            (42,553)            (30,297)

Financing activities
Proceeds from debt                                           89,200              43,273              48,819
Payments of debt                                           (101,991)            (45,626)            (55,616)
Proceeds from exercise of stock options                       6,316               5,734               3,844
Notes receivable, common stock                                    5                   7               3,533
Purchases of common stock                                   (16,433)            (10,262)            (12,832)
Excess tax benefit on share-based compensation                  610                 468                  --
                                                          ---------           ---------           ---------
Net cash used in financing activities                       (22,293)             (6,406)            (12,252)
Effect of exchange rate changes on cash                       5,400               2,801              (2,229)
                                                          ---------           ---------           ---------
Increase (decrease) in cash and cash equivalents              8,239              34,757              (6,636)
Cash and cash equivalents at beginning of year               56,704              21,947              28,583
                                                          ---------           ---------           ---------
Cash and cash equivalents at end of year                  $  64,943           $  56,704           $  21,947
                                                          =========           =========           =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(In thousands)                                                                    Notes     Accumulated
                                                                Additional     Receivable      Other
                                                   Common        Paid-In         Common     Comprehensive    Retained
                                                   Stock         Capital         Stock      Income (Loss)    Earnings      Total
                                                 ----------    -----------     ----------   -------------  -----------  -----------
Balance at January 1, 2005                       $      225    $    96,008     $   (3,550)  $       3,673  $   173,728  $   270,084
Comprehensive income:
  Net income for the year                                --             --             --              --       17,710       17,710
  Change in net unrealized loss on derivatives           --             --             --             177           --          177
  Minimum pension liability adjustment*                  --             --             --          (1,111)          --       (1,111)
  Unrealized gain on investments*                        --             --             --             999           --          999
  Foreign currency translation adjustment                --             --             --          (6,164)          --       (6,164)
                                                 ----------    -----------     ----------   -------------  -----------  -----------
Comprehensive income                                                                                                         11,611
Payments on notes receivable                             --             --          3,533              --           --        3,533
Purchase of 458,000 shares of common stock               (5)        (1,598)            --              --      (11,229)     (12,832)
Stock options exercised, including tax
  benefit of $443                                         2          4,668             --              --           --        4,670
                                                 ----------    -----------     ----------   -------------  -----------  -----------

Balance at December 31, 2005                     $      222    $    99,078     $      (17)   $     (2,426) $   180,209  $   277,066
Comprehensive income:
  Net income for the year                                --             --             --              --       23,824       23,824
  Minimum pension liability adjustment *                 --             --             --           1,546           --        1,546
  Unrealized loss on investments*                        --             --             --            (467)          --         (467)
  Foreign currency translation adjustment                --             --             --           9,025           --        9,025
                                                 ----------    -----------     ----------   -------------  -----------  -----------
Comprehensive income                                                                                                         33,928
Payments on notes receivable                             --             --              7              --           --            7
Adoption of SFAS 158*                                    --             --             --          (7,689)          --       (7,689)
Stock-based compensation - SFAS 123(R)                   --          5,187             --              --           --        5,187
Purchase of 329,000 shares of common stock               (3)        (1,148)            --              --       (9,111)     (10,262)
Stock options exercised, including tax
  benefit of $779                                         2          5,426             --              --           --        5,428
                                                 ----------    -----------     ----------   -------------   ----------- -----------
Balance at December 30, 2006                     $      221    $   108,543     $      (10)   $        (11)  $  194,922  $   303,665
Comprehensive income:
  Net income for the year                                --             --             --              --       36,835       36,835
  Minimum pension liability adjustment *                 --             --             --           4,123           --        4,123
  Unrealized gain on investments*                        --             --             --             668           --          668
  Foreign currency translation adjustment                --             --             --          12,581           --       12,581
                                                 ----------    -----------     ----------   -------------  -----------  -----------
Comprehensive income                                                                                                         54,207
Payments on notes receivable                             --             --              5              --           --            5
Stock-based compensation - SFAS 123(R)                   --          4,957             --              --           --        4,957
Purchase of 500,000 shares of common stock               (5)        (1,745)            --              --      (14,683)     (16,433)
Stock options exercised, including tax
  benefit of $728                                         3          7,010             --              --           --        7,013
                                                 ----------    -----------     ----------   -------------  -----------  -----------
Balance at December 29, 2007                     $      219    $   118,765     $       (5)  $      17,361  $   217,074  $   353,414
                                                 ==========    ===========     ==========   =============  ===========  ===========

* Including related tax impact.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 29, 2007 and December 30, 2006

1. Summary of Significant Accounting Policies and Other Information

Nature of Operations: Littelfuse, Inc. and its subsidiaries (the "Company") design, manufacture, and sell circuit protection devices for use in the automotive, electronic and electrical markets throughout the world.

Fiscal Year: The Company's fiscal years ended December 29, 2007, December 30, 2006, and December 31, 2005 and contained 52 weeks each.

Basis of Presentation: The consolidated financial statements include the accounts of Littelfuse, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America and include the assets, liabilities, revenues, and expenses of all wholly-owned subsidiaries and majority-owned subsidiaries over which the Company exercises control.

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

Intangible Assets: Trademarks and tradenames are amortized using the straight-line method over estimated useful lives that have a range of five to 20 years. Patents and licenses are amortized using the straight-line method or an accelerated method over estimated useful lives that have a range of four to 50 years. The distribution networks are amortized on either a straight-line or accelerated basis over estimated useful lives that have a range of four to 20 years. Intangible assets are also tested for impairment when there is a significant event that may cause the asset to be impaired.

Goodwill is subject to an annual impairment test. The Company determined the fair value of each of its business unit segments by using a discounted cash flow model (which includes forecasted five-year income statement and balance sheet projections, a market based weighted average cost of capital and terminal values after five years) to estimate market value. As of the most recent annual test, the Company determined that the fair value of each of the business unit segments exceeded their carrying amounts and, therefore, no goodwill impairment existed. The Company will continue to perform a goodwill impairment test on an annual basis and on an interim basis, if certain conditions exist. Factors the Company considers important, which could result in changes to its estimates, include underperformance relative to historical or projected future operating results and declines in acquisition and trading multiples. Due to the diverse end user base and non-discretionary product demand, the Company does not believe its future operating results will vary significantly relative to its historical and projected future operating results.

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

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the balance sheet, with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The Company adopted SFAS 158 on December 30, 2006. The impact of the adoption of SFAS 158 is more fully described in Note 11 of the Notes to Consolidated Financial Statements.

Environmental Liabilities: Environmental liabilities are accrued based on engineering studies estimating the cost of remediating sites. Expenses related to on-going maintenance of environmental sites are expensed as incurred. If actual or estimated probable future losses exceed the Company's recorded liability for such claims, the Company would record additional charges during the period in which the actual loss or change in estimate occurred.

Revenue Recognition: The Company recognizes revenue on product sales in the period the sales process is complete. This occurs when products are shipped (FOB origin) to the customer in accordance with the terms of the sale, the risk of loss has been transferred, collectibility is reasonably assured and the pricing is fixed and determinable. The Company's distribution channels are primarily through direct sales and through independent third party distributors. There is no retail channel.

Revenue & Billing: The Company accepts orders from customers based on long term purchasing contracts and written sales agreements. Contract pricing and selling agreement terms are based on market factors, costs, and competition. Pricing is normally negotiated as an adjustment (premium or discount) from the Company's published price lists. The customer is invoiced when the Company's products are shipped to them in accordance with the terms of the sales agreement.

Returns & Credits: Some of the terms of the Company's sales agreements and normal business conditions provide customers (distributors) the ability to receive credit for products previously shipped and invoiced. This practice is common in the industry and is referred to as a "ship and debit" program. This program allows the distributor to debit the Company for the difference between the distributors' contracted price and a lower price for specific transactions. Under certain circumstances (usually in a competitive situation or large volume opportunity), a distributor will request authorization to reduce their price to their buyer. If the Company approves, the distributor is authorized to "debit" their Littelfuse account for the amount of their reduced margin. The Company establishes reserves for this program based on historic activity and actual authorizations for the debit. In accordance with the guidance in Emerging Issues Task Force ("EITF") Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer," paragraph 9, the Company recognizes these debits as a reduction of revenue.

The Company has a return to stock policy whereby a customer with prior authorization from Littelfuse management can return previously purchased goods for full or partial credit. The Company establishes an estimated allowance for these returns based on historic activity. Sales revenue and cost of sales are reduced to anticipate estimated returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists" ("SFAS 48").

The Company properly meets all of the criteria of SFAS No. 48 for recognizing revenue when the right of return exists under Staff Accounting Bulletin ("SAB") No. 104 (Revenue Recognition). Specifically, the Company meets those requirements because:

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

      4. The risk of ownership transfers to the Company's customers upon shipment and is not changed in the event of theft, physical destruction or damage of the product.

      5. The Company bills at the ship date and establishes a reserve to reduce revenue from the in transit time until the product is delivered for FOB destination sales.

      6. The Company's customers acquiring the product for resale have economic substance apart from that provided by Littelfuse, and all distributors are independent of the Company.

      7. The Company does not have any obligations for future performance to bring about resale of the product by its customers.

      8.    The Company can reasonably estimate the amount of future returns.

Advertising Costs: The Company expenses advertising costs as incurred, which amounted to $1.8 million in 2007, $1.5 million in 2006, and $1.8 million in 2005.

Shipping and Handling Fees and Costs: Amounts billed to customers related to shipping and handling are classified as revenue. Costs incurred for shipping and handling of $5.7 million, $5.7 million, and $5.1 million in 2007, 2006, and 2005, respectively, are classified in selling, general and administrative expenses.

Restructuring Costs: The Company incurred severance charges and plant closure expenses as part of the Company's on-going cost reduction efforts. These charges are included in cost of sales or selling, general and administrative expenses depending on the personnel being included in the charge. See Note 9 for additional information on restructuring costs.

Foreign Currency Translation: The Company's foreign subsidiaries use the local currency or the U.S. dollar as their functional currency, as appropriate. Assets and liabilities are translated using exchange rates at the balance sheet date and revenues and expenses are translated at weighted average rates. The amount of foreign currency conversion gain recognized in the income statement related to currency translation was $2.9 million, $2.1 million, and $1.0 million in 2007, 2006, and 2005, respectively. Adjustments from the translation process are recognized in "Shareholders' Equity" as a component of "Accumulated Other Comprehensive Income (Loss)."

Stock-based Compensation: In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires public companies to recognize compensation expense for the cost of awards of equity compensation using a fair value method. The Company adopted SFAS 123(R) on January 1, 2006 (i.e., the first quarter of 2006) using the modified prospective method. The Company made the one-time election to adopt the transition method described in FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards." Under SFAS 123(R), benefits of tax deductions in excess of recognized compensation expense are now reported as a financing cash flow, rather than an operating cash flow as prescribed under the prior accounting rules. Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for its stock-based compensation plans. Under APB 25, no compensation expense was recognized for non-qualified stock option awards as long as the exercise price of the awards on the date of grant was equal to the current market price of the Company's stock. However, the Company did recognize compensation expense in connection with the issuance of restricted stock. The table below discloses the Company's pro forma amounts related to basic and diluted net income per share for 2005, had the fair value recognition method under SFAS 123(R) been used for the Company's stock option grants. Further information regarding stock-based compensation is provided in Note 12 to the Consolidated Financial Statements.

                    (in thousands, except per share amounts)


                                                                                        2005
                                                                                     --------
Net income as reported                                                               $ 17,710
Stock option compensation expense under fair value method, net of tax                  (3,172)
                                                                                     --------
Pro forma net income                                                                 $ 14,538
                                                                                     ========

Basic net income per share:
  As reported                                                                        $   0.79
  Pro forma                                                                          $   0.65

Diluted net income per share:
  As reported                                                                        $   0.78
  Pro forma                                                                          $   0.64


On certain occasions, the Company has granted stock options for a fixed number of shares with an exercise price below that of the underlying stock on the date of the grant and recognizes compensation expense accordingly. This compensation expense has not been material. See Note 12 for additional information on stock-based compensation.

Accounting Pronouncements: In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company adopted FIN 48 as of December 31, 2006. As a result of the adoption of FIN 48, the December 30, 2006 balance of $8.0 million for uncertain income tax positions has been reclassified from accrued income taxes to other long-term liabilities on the Consolidated Balance Sheets. The impact of the adoption of FIN 48 is more fully described in Note 13 of the Notes to Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value by providing a standard definition of fair value as it applies to assets and liabilities. SFAS 157, which does not require any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. SFAS 157 must be applied prospectively beginning January 1, 2008. The Company is evaluating the impact of adopting SFAS 157 on its Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 is expected to expand the use of fair value measurement, but does not eliminate disclosure requirements included in other accounting standards, including those in SFAS 157. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact of adopting SFAS 159 on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs generally will be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination generally will be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No. 141(R) would also apply the provisions of SFAS No. 141(R). Early adoption is not permitted. The Company is evaluating the impact of adopting SFAS 141(R) on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements -- an amendment of ARB No. 51" ("SFAS 160"). SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net earnings attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS No. 141(R) and includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is evaluating the impact of adopting SFAS 160 on its Consolidated Financial Statements.

Reclassifications: Certain items in the 2006 and 2005 financial statements have been reclassified to conform to the 2007 presentation.

2. Acquisition of Business

On February 3, 2006, the Company acquired SurgX Corporation ("SurgX") for $2.5 million. All of the assets of SurgX were classified as patents with an average useful life of seven years. The SurgX acquisition expands the Company's product offering and strengthens the Company's position in the circuit protection industry. SurgX is included in the Company's financial statements since the date of acquisition. Pro forma financial information is not presented due to amounts not being materially different than actual results.

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

Purchase price allocation (in thousands)
----------------------------------------
Current assets                             $  7,548
Property, plant and equipment                 7,903
Patents and licenses                          4,477
Distribution network                          6,906
Goodwill                                      6,356
Current liabilities                          (2,975)
Deferred taxes                               (3,593)
Long-term debt                               (2,657)
                                           --------
                                           $ 23,965
                                           ========

Patents and licenses have an average estimated useful life of approximately four years. Pro forma financial information is not presented due to amounts not being materially different than actual results.

On June 26, 2006, the Company acquired Catalina Performance Accessories, Inc. ("Catalina") for $4.5 million. The Company acquired $0.4 million of accounts receivable, $0.5 million of inventory and a $3.6 million distribution network. The distribution network has a useful life of ten years. The Catalina acquisition expands the Company's product offering and strengthens the Company's position in the circuit protection industry. Catalina is included in the Company's financial statements since the date of acquisition. Pro forma financial information is not presented due to amounts not being materially different than actual results.

On August 1, 2006 the Company acquired the gas discharge tube ("GDT") assets of SRC Devices, Inc. ("SRC") for $6.0 million in cash. The Company acquired $0.3 million of inventory, $0.9 million of fixed assets, and $2.2 million of distribution network, with the excess purchase price of $2.6 million recorded as goodwill. The distribution network has a useful life of nine years. The SRC acquisition expands the Company's product offering and strengthens the Company's position in the circuit protection industry. SRC is included in the Company's financial statements since the date of acquisition. Pro forma financial information is not presented due to amounts not being materially different than actual results. The Company moved production of the GDT product line from the SRC manufacturing facility in Mexico to its existing operation in Suzhou, China in 2007, in order to be closer to customers in the Asia-Pacific region while lowering production costs.

In June 2006, the Company announced that it had signed a definitive agreement to acquire the assets of Song Long Electronics Co., Ltd. ("Song Long"). On July 31, 2007, the Company acquired the assets of Song Long for approximately $5.5 million and acquisition costs of approximately $0.8 million, of which approximately $4.5 million was paid in 2007 and $0.8 million was paid in 2006. The Company funded the acquisition with cash and has continued to operate Song Long's electronics business subsequent to the acquisition. The Song Long acquisition strengthens the Company's position in the circuit protection industry, moving operations closer to customers in the Asia-Pacific region while lowering production costs.

The acquisition was accounted for using the purchase method of accounting and the operations of Song Long are included in the Company's consolidated net income from the date of the acquisition. The purchase price allocations were based on preliminary estimates. These estimates were subject to revision after the Company completed final negotiation of working capital adjustments to the purchase price and fair value analysis. During the fourth quarter, the Company completed the final negotiation, which resulted in an addition to the purchase price of approximately $0.3 million of acquisition costs, the assumption of $1.5 million of accounts payable and the holdback of $1.0 million subject to the fulfillment of certain contractual obligations by the seller. The following table sets forth the purchase price allocations for Song Long's assets in accordance with the purchase method of accounting with adjustments to record the acquired assets at their estimated fair market or net realizable values.

Purchase price allocation (in thousands)
----------------------------------------
Inventory                                  $ 1,186
Property, plant and equipment                1,290
Goodwill                                     5,293
Current liabilities                         (1,500)
                                           -------
                                           $ 6,269
                                           =======

All Song Long goodwill and assets are recorded in the Electronics business unit segment at estimated fair values as adjusted during the fourth quarter of 2007. The fair values are estimates and subject to revision as the Company completes its fair value analysis, which may result in an allocation to identifiable intangible assets. Pro forma financial information is not presented due to amounts not being materially different than actual results.

Goodwill for all of the above acquisitions is expected to be deductible for tax purposes.

3. Inventories

The components of inventories at December 29, 2007 and December 30, 2006 are as follows (in thousands):

                              2007          2006
                             -------       -------
Raw materials                $19,758       $15,043
Work in process               11,292        15,838
Finished goods                27,795        35,080
                             -------       -------
Total inventories            $58,845       $65,961
                             =======       =======

4. Intangible Assets

The Company recorded amortization expense of $3.3 million, $3.1 million, and $2.4 million in 2007, 2006, and 2005, respectively. The details of intangible assets and future amortization expense of existing intangible assets at December 29, 2007 and December 30, 2006 are as follows (in thousands):

                                          As of December 29, 2007                 As of December 30, 2006
                                 -------------------------------------   --------------------------------------
                                  Weighted      Gross                     Weighted       Gross
                                   Average     Carrying    Accumulated      Average    Carrying     Accumulated
                                 Useful Life     Value*   Amortization   Useful Life      Value    Amortization
                                 -----------   --------   ------------   -----------   ---------   ------------
Patents, licenses and software          11.7   $ 34,156   $     24,925        11.6     $  33,898   $      23,780
Distribution network                    15.3     28,975         15,152        15.5        28,107          12,898
Trademarks and tradenames               18.2      5,832          4,640        18.4         5,663           4,342
                                               --------   ------------                 ---------   -------------
Total                                          $ 68,963   $     44,717                 $  67,668   $      41,020
                                               ========   ============                 =========   =============

* Increases to gross carrying values include the impact of changes in exchange rates.

Estimated amortization expense related to intangible assets with definite lives at December 29, 2007 is as follows (in thousands):

2008                                         $  3,567
2009                                            3,372
2010                                            3,213
2011                                            3,156
2012                                            2,536
2013 and thereafter                             8,402
                                             --------
                                             $ 24,246
                                             ========

The amounts for goodwill and changes in the carrying value by operating segment are as follows at December 29, 2007 and December 30, 2006 (in thousands):

                         2007      Additions   Adjustments**    2006      Additions     Adjustments*    2005
                       --------    ---------   -------------  --------    ---------     ------------  --------
Electronics            $ 36,312     $  5,293    $      (223)   $ 31,242   $   9,730       $     474   $ 21,038
Automotive               25,164           --          1,012      24,152       2,579             406     21,167
Electrical               11,986           --           (120)     12,106          --            (129)    12,235
                       --------    ---------   ------------   ---------   ---------     ------------  --------
Total goodwill         $ 73,462     $  5,293    $       669    $ 67,500   $  12,309       $     751   $ 54,440
                       ========    =========   ============   =========   =========     ============  ========

* Adjustments reflect the impact of changes in exchange rates.
** Adjustments reflect the impact of changes in exchange rates as well as the partial reversal of an unrecognized tax benefit.

5. Investments

Included in investments are shares of Polytronics Technology Corporation Ltd. ("Polytronics"), a Taiwanese company that was acquired as part of the Heinrich Industrie AG acquisition ("Heinrich"). The Company's shares held represent approximately 8.2% and 8.9% of total Polytronics shares outstanding during 2007 and 2006, respectively. The fair value of this investment is $6.5 million at December 29, 2007 and $4.8 million at December 30, 2006. Included in 2007 other comprehensive income (loss) is an unrealized gain of $1.1 million, net of tax of $0.4 million, due to the increase in fair market value. The remaining movement year over year is due to the impact of changes in exchange rates.

6. Discontinued Operations

In December 2005, the Company announced its plan to sell the Efen business, which consisted of production and sales facilities in Uebigau and Eltville, Germany and Kaposvar, Hungary. The Company obtained Efen as part of its acquisition of Heinrich in May 2004. Results of operations for Efen have been reclassified and presented as discontinued operations for 2006 and 2005.

In February 2006, the Company sold the Efen product line for Euro 9.5 million (approximately $11.6 million). In connection with the sale, an after tax gain of $0.1 million was recognized. The results of Efen were no longer recorded in the Consolidated Statements of Income after the first quarter of 2006.

Efen's operating results are summarized as follows for the periods ending December 30, 2006 and December 31, 2005 (in thousands):

                                                                 2006             2005
                                                                -------         --------
Net sales                                                       $ 3,789         $ 32,988
Income before taxes                                                 773            1,773
Income taxes                                                        324              645
                                                                -------         --------
Net income                                                      $   449*        $  1,128
                                                                =======         ========

* Additionally, for the period ended December 30, 2006, discontinued operations in the Consolidated Statements of Income includes a gain on the sale of assets of $139 (net of tax of $85).

7. Debt

The carrying amounts of long-term debt at December 29, 2007 and December 30, 2006 are as follows (in thousands):

                                                                  2007             2006
                                                               --------         --------
Revolving credit facility                                      $ 11,517         $ 22,500
Other obligations                                                 1,792            3,613
                                                               --------         --------

                                                                 13,309           26,113
Less: Current maturities                                         12,086           24,328
                                                               --------         --------
                                                               $  1,223         $  1,785
                                                               ========         ========

The Company has an unsecured domestic financing arrangement consisting of a credit agreement with banks that provides a $75.0 million revolving credit facility, with a potential increase of up to $125.0 million upon request of the Company and agreement with the lenders, which expires on July 21, 2011. At December 29, 2007, the Company had available $63.5 million of borrowing capability under the revolving credit facility at an interest rate of LIBOR plus 0.50% (5.44% as of December 29, 2007). The Company also had $2.5 million and $6.1 million available in letters of credit at December 29, 2007 and December 30, 2006, respectively. No amounts were outstanding under these letters of credit at December 29, 2007 and December 30, 2006.

The domestic bank credit agreement contains covenants that, among other matters, impose limitations on the incurrence of additional indebtedness, future mergers, sales of assets, payment of dividends, and changes in control, as defined in the agreement. In addition, the Company is required to satisfy certain financial covenants and tests relating to, among other matters, interest coverage, working capital, leverage and net worth. At December 29, 2007, and for the year then ended, the Company was in compliance with these covenants.

The Company has an unsecured bank line of credit in Japan that provides a Yen 900 million (an equivalent of $7.9 million) revolving credit facility at an interest rate of TIBOR plus 0.625% (1.523% as of December 29, 2007). The revolving line of credit becomes due on July 21, 2011. The Company had no outstanding borrowings on the Yen facility at December 29, 2007 and $1.3 million outstanding on the Yen facility at December 30, 2006.

The Company has an unsecured bank line of credit in Taiwan that provides a Taiwanese Dollar 35.0 million (equivalent to $1.1 million) revolving credit facility at an interest rate of two-years Time Deposit plus 0.145% (2.83% as of December 29, 2007). The revolving line of credit becomes due on August 18, 2009. The Company had the equivalent of $0.6 million and $0.9 million outstanding on the Taiwanese Dollar facility at December 29, 2007 and December 30, 2006, respectively. The Company also has a foreign fixed rate mortgage loan outstanding at December 29, 2007, totaling Taiwanese Dollar 38.9 million (equivalent to $1.2 million) with maturity dates through August 2013.

Interest paid on debt approximated $1.4 million in 2007, $1.6 million in 2006, and $2.0 million in 2005. Aggregate maturities of obligations at December 29, 2007, are as follows (in thousands):

2008                                         $ 12,086
2009                                              450
2010                                              211
2011                                              211
2012                                              211
2013 and thereafter                               140
                                             --------
                                             $ 13,309
                                             ========

8. Coal Mining Liability

Included in other long-term liabilities is an accrual related to a former coal mining operation at Heinrich for the amounts of Euro 4.0 million and Euro 4.2 million in 2007 and 2006, respectively. The accrual, which is not discounted, is based on an engineering study estimating the cost of remediating the dangers (such as a shaft collapse) of abandoned coal mine shafts in Germany.

9. Restructuring

During 2005, the Company announced a downsizing of the Ireland operation and outsourcing of more of its varistor manufacturing to lower cost Asian subcontractors. A liability of $4.9 million was recorded related to redundancy costs for the manufacturing operation associated with this downsizing. This restructuring impacted approximately 35 associates in various production and support related roles. These costs were paid in 2005 and 2006. In the second quarter of 2006, an additional $17.1 million, consisting of $20.0 million of accrued severance less a statutory rebate of $2.9 million recorded as a current asset, was recorded as part of cost of sales related to the closure of the entire facility. This restructuring is part of the Company's strategy to expand operations in Asia-Pacific in order to be closer to current and potential customers and take advantage of lower manufacturing costs. This additional restructuring impacted approximately 131 employees. Restructuring charges are based upon each associate's current salary and length of service with the Company. These costs will be paid through 2008. In both instances, all charges related to the downsizing/closure of the Ireland facility are recorded in "Other Operating Income (Loss)" for business unit segment reporting purposes.

Ireland restructuring (in thousands)
----------------------------------------------
Balance at December 31, 2005                     $   4,003
Additions                                           20,019
Payments                                            (2,473)
Exchange rate impact                                 1,059
                                                 ---------
Balance at December 30, 2006                        22,608
Additions                                              977
Payments                                            (3,801)
Exchange rate impact                                 1,977
                                                 ---------
Balance at December 29, 2007                     $  21,761
                                                 =========

During 2006, the Company recorded a $5.0 million charge related to the downsizing of the Heinrich operations. Manufacturing related charges of $2.3 million were recorded as part of cost of sales and non-manufacturing related charges of $2.7 million were recorded as part of selling, general and administrative expenses. These charges were primarily for redundancy costs to be paid through 2008. The additions in 2007 primarily relate to retention costs that will be incurred over the remaining transition period. All charges related to this downsizing are recorded in "Other Operating Income (Loss)" for business unit segment reporting purposes. This restructuring impacted approximately 52 associates in various technical, production, administrative and support employees. A summary of activity of this liability is as follows:

Heinrich restructuring (in thousands)
Balance at December 31, 2005            $      --
Additions                                   4,995
Payments                                     (632)
                                        ---------
Balance at December 30, 2006                4,363
Additions                                     850
Payments                                   (4,733)
                                        ---------
Balance at December 29, 2007            $     480
                                        =========

During December 2006, the Company announced the closure of its Irving, Texas facility and the transfer of its semiconductor wafer manufacturing from Irving, Texas to Wuxi, China in a phased transition from 2007 to 2010. A liability of $1.9 million was recorded related to redundancy costs for the manufacturing operation associated with this downsizing. This charge was recorded as part of cost of sales and is included in "Other Operating Income (Loss)" for business unit segment reporting purposes. The total cost expected to be incurred through 2010 is $6.5 million. The amounts not yet recognized primarily relate to retention costs that will be incurred over the remaining closure period. This restructuring impacted approximately 180 associates in various production and support related roles and will be paid over the period 2007 to 2010. A summary of activity of this liability is as follows:

Irving, Texas restructuring (in thousands)
Balance at December 31, 2005                 $     --
Additions                                       1,890
Payments                                           --
                                             --------
Balance at December 30, 2006                    1,890
Additions                                       1,446
Payments                                         (362)
                                             --------
Balance at December 29, 2007                 $  2,974
                                             ========

During March 2007, the Company announced the closure of its Des Plaines and Elk Grove, Illinois facilities and the transfer of its manufacturing from Des Plaines, Illinois to the Philippines and Mexico in a phased transition from 2007 to 2009. A liability of $3.5 million was recorded related to redundancy costs for the manufacturing and distribution operations associated with this downsizing. Manufacturing related charges of $3.0 million are recorded as part of cost of sales and non-manufacturing related charges of $0.5 million are recorded as part of selling, general and administrative expenses. All charges related to this downsizing are recorded in "Other Operating Income (Loss)" for business unit segment reporting purposes. The total cost expected to be incurred through 2009 is $7.1 million. The amounts not yet recognized primarily relate to retention costs that will be incurred over the remaining closure period. This restructuring impacts approximately 307 associates in various production and support related roles and the costs relating to the restructuring will be paid over the period 2007 to 2009. A summary of activity of this liability is as follows:

Des Plaines and Elk Grove, Illinois restructuring (in thousands)

Balance at December 31, 2005                                       $     --
Additions                                                               102
Payments                                                                 --
                                                                   --------
Balance at December 30, 2006                                            102
Additions                                                             4,963
Payments                                                               (355)
                                                                   --------
Balance at December 29, 2007                                       $  4,710
                                                                   ========

10. Asset impairments

During 2007, the Company recorded a charge of approximately $0.8 million within cost of sales related to asset impairments incurred primarily in China and Germany. During 2006, the Company recorded a charge of approximately $4.4 million for the write-down of Heinrich real estate and fixed assets. $2.7 million of this write-down was recorded to reduce the carrying value of property located in Witten, Germany, consisting primarily of land and buildings used for manufacturing and administrative offices, as a result of entering into agreements to sell the property. The sale was completed in the fourth quarter of 2006. The remaining $1.7 million charge related to a reduction in the carrying value of certain long-term assets located at the same facility to record them at fair value in anticipation of their future sale. $0.8 million of the total charge was recorded within cost of sales and $3.6 million within selling, general and administrative expenses.

11. Benefit Plans

The Company has a defined-benefit pension plan covering substantially all of its North American employees. The amount of the retirement benefit is based on years of service and final average pay. The plan also provides post-retirement medical benefits to retirees and their spouses if the retiree has reached age 62 and has provided at least ten years of service prior to retirement. Such benefits generally cease once the retiree attains age 65. The Company also has defined benefit pension plans covering employees in the U.K., Ireland, Germany, Japan, Taiwan and the Netherlands. The amount of these retirement benefits is based on years of service and final average pay. Liabilities resulting from the plan that covers employees in the Netherlands are settled annually through the purchase of insurance contracts. Separate from the foreign pension data presented below, net periodic expense for the plan covering Netherlands employees was $0.1 million, $0.1 million and $0.6 million in 2007, 2006 and 2005, respectively.

The Company's contributions are made in amounts sufficient to satisfy legal requirements and ensure funding to at least 90% of the Employee Retirement Income Securities Act of 1974 ("ERISA") Current Liability amount. In 2008, the Company expects to make contributions to defined benefit pension plans in the range of $3.5 million to $5.0 million.

Total pension expense was $6.7 million, $3.7 million, and $4.8 million in 2007, 2006, and 2005, respectively. The increase in pension expense in 2007 was largely due to the wind down of the U.K. plan and the resulting settlement loss. The decrease in pension expense in 2006 was primarily due to currency gains and the impact of demographic changes, partially offset by a decrease in the discount rate. Benefit plan related information, including Efen prior to the sale, is as follows (in thousands):


                                                                2007                                   2006
                                                 -----------------------------------    ----------------------------------
                                                   U.S.       Foreign        Total        U.S.        Foreign      Total
                                                 --------    ----------    ---------    ---------    ---------   ---------
Change in benefit obligation
Benefit obligation at beginning of year          $ 68,530    $   51,249    $ 119,779    $  66,425    $ 47,290    $ 113,715
Service cost                                        3,329         1,170        4,499        3,192       1,124        4,316
Interest cost                                       4,069         2,371        6,440        3,799       2,043        5,842
  Plan participants' contributions                     --           288          288           --         304          304
  Settlement gain                                      --          (657)        (657)          --        (980)        (980)
  Net actuarial gain                               (4,599)       (4,235)      (8,834)      (1,821)       (156)      (1,977)
  Benefits paid                                    (3,462)       (6,201)      (9,663)      (3,065)     (2,538)      (5,603)
  Business acquisitions                                --            --           --           --         625          625
  Business divestitures                                --            --           --           --      (1,530)      (1,530)
  Effect of exchange rate movements                    --         4,970        4,970           --       5,067        5,067
                                                 --------    ----------    ---------    ---------    --------    ---------
Benefit obligation at end of year                $ 67,867    $   48,955    $ 116,822    $  68,530    $ 51,249    $ 119,779
                                                 --------    ----------    ---------    ---------    --------    ---------
Change in plan assets at fair value
Fair value of plan assets at beginning of year   $ 56,563    $   35,498    $ 92,061     $  50,436    $ 28,787    $  79,223
  Actual return on plan assets                      3,223            78       3,301         6,192       2,361        8,553
  Employer contributions                            5,000         5,795      10,795         3,000       2,127        5,127
  Plan participant contributions                       --           288         288            --         304          304
  Benefits paid                                    (3,462)       (5,337)     (8,799)       (3,065)     (1,760)      (4,825)
  Business acquisitions                                --            --          --            --         326          326
  Effect of exchange rate movements                    --         3,755       3,755            --       3,353        3,353
                                                 --------    ----------    ---------    ---------    --------    ---------
Fair value of plan assets at end of year         $ 61,324    $   40,077    $ 101,401    $  56,563    $ 35,498    $  92,061
                                                 --------    ----------    ---------    ---------    --------    ---------
Net amount recognized / Unfunded status          $ (6,543)   $   (8,878)   $ (15,421)   $ (11,967)   $(15,751)   $  27,718)
                                                 ========    ==========    =========    =========    ========    =========
Amounts recognized in the Consolidated
  Balance Sheet consist of:
Prepaid benefit cost                             $     --    $    2,950    $   2,950    $      --     $   253    $     253
Accrued benefit liability                          (6,543)      (11,828)     (18,371)     (11,967)    (16,004)     (27,971)
                                                 --------    ----------    ---------    ---------    --------    ---------
Net liability recognized                         $ (6,543)   $   (8,878)   $ (15,421)   $ (11,967)   $(15,751)  $  (27,718)
                                                 --------    ----------    ---------    ---------    --------    ---------
Accumulated other comprehensive loss             $  1,795    $    4,363    $   6,158    $   4,943    $  7,892   $   12,835
                                                 --------    ----------    ---------    ---------    --------    ---------

Amounts recognized in accumulated other comprehensive loss, pre-tax consist of (in thousands):


                                                        2007
                                           -------------------------------
                                             U.S.     Foreign       Total
                                           --------   --------    --------
Net actuarial loss                         $  1,709   $  5,438    $  7,147
Prior service (cost) credit                      86       (102)        (16)
Net transition obligation                        --       (973)       (973)
                                           --------   --------    --------
Net amount recognized/occurring, pre-tax   $  1,795   $  4,363    $  6,158
                                           ========   ========    ========

The estimated net actuarial loss which will be amortized from accumulated other comprehensive loss into benefit cost in 2008 is $0.1 million.

                                                        U.S.                           Foreign
                                           ------------------------------   ------------------------------
                                             2007       2006       2005       2007       2006       2005
                                           --------   --------   --------   --------   --------   --------
Components of net periodic benefit cost
Service cost                               $  3,329   $  3,192   $  3,259   $  1,170   $  1,124   $  1,210
Interest cost                                 4,069      3,799      3,664      2,371      2,043      1,971
Expected return on plan assets               (4,697)    (4,228)    (3,728)    (1,513)    (2,117)    (1,681)
Amortization of prior service cost               10         10         10        (14)       (13)       (13)
Amortization of transition asset                 --         --         --        (92)      (113)      (112)
Amortization of losses                           14         57        409        522        308        173
                                           --------   --------   --------   --------   --------   --------
Total cost of the plan for the year           2,725      2,830      3,614      2,444      1,232      1,548
Expected plan participants' contribution         --         --         --         --         --       (392)
                                           --------   --------   --------   --------   --------   --------
Net periodic benefit cost                     2,725      2,830      3,614      2,444      1,232      1,156
                                           --------   --------   --------   --------   --------   --------
Settlement loss (curtailment gain)               --         --         --      1,506       (322)        --
                                           --------   --------   --------   --------   --------   --------
Total expense for the year                 $  2,725   $  2,830   $  3,614   $  3,950   $    910   $  1,156
                                           ========   ========   ========   ========   ========   ========

Weighted average assumptions used to determine net periodic benefit cost for the years 2007, 2006 and 2005 are as follows:

                                             U.S.                        Foreign
                                 ---------------------------   ---------------------------
                                  2007      2006      2005      2007      2006      2005
                                 -------   -------   -------   -------   -------   -------
Discount rate                        6.0%      6.0%      6.0%      4.5%      4.2%      4.8%
Expected return on plan assets       8.5%      8.5%      8.5%      4.0%      6.7%      6.7%
Compensation increase rate           4.5%      4.5%      4.5%      3.5%      3.2%      3.2%
Measurement dates                1/01/07   1/01/06   1/01/05   1/01/07   1/01/06   1/01/05

The accumulated benefit obligation for the U.S. defined benefits plans was $57.8 million and $57.5 million at December 29, 2007 and December 30, 2006, respectively. The accumulated benefit obligation for the foreign plans was $44.5 million and $45.6 million at December 29, 2007 and December 30, 2006, respectively.

Weighted average assumptions used to determine benefit obligations at year-end 2007, 2006 and 2005 are as follows:

                                           U.S.                          Foreign
                             ------------------------------   ------------------------------
                               2007       2006       2005       2007       2006       2005
                             --------   --------   --------   --------   --------   --------
Discount rate                     6.5%       6.0%       6.0%       5.2%       4.5%       4.3%
Compensation increase rate        4.5%       4.5%       4.5%       3.5%       3.5%       3.2%
Measurement dates            12/31/07   12/31/06   12/31/05   12/31/07   12/31/06   12/31/05

Expected benefit payments to be paid to participants for the fiscal year ending are as follows (in thousands):

             U.S.     Foreign
           --------   --------
2008       $  3,144   $  2,014
2009          3,247      2,134
2010          3,384      3,935
2011          3,488      2,349
2012          3,729      3,279

Defined Benefit Plan Assets

Based upon analysis of the target asset allocation and historical returns by type of investment, the Company has assumed that the expected long-term rate of return will be 8.5% on domestic plan assets and 4.0% on foreign plan assets. Assets are invested to maximize long-term return taking into consideration timing of settlement of the retirement liabilities and liquidity needs for benefits payments. U.S. defined benefit pension assets were invested as follows and were not materially different from the target asset allocation:

                    U.S. Asset Allocation
                    ---------------------
                      2007         2006
                    --------     --------
Equity securities         73%          73%
Debt securities           27%          27%
                    --------    ---------
                         100%         100%
                    ========    =========

                    Foreign Asset Allocation
                    ------------------------
                       2007         2006
                    ----------   -----------
Equity securities            2%           39%
Debt securities             83%           54%
Property                     0%            7%
Cash                        15%            0%
                    ----------   -----------
                           100%          100%
                    ==========   ===========

Defined Contribution Plans

The Company also maintains a 401(k) savings plan covering substantially all U.S. employees. The Company matches 50% of the employee's annual contributions for the first 4% of the employee's gross wages. Employees vest in the Company contributions after two years of service. Company matching contributions amounted to $0.6 million, $0.6 million, and $0.6 million in 2007, 2006 and 2005, respectively. The Company provides additional retirement benefits for certain key executives through its unfunded defined contribution Supplemental Executive Retirement Plan. The charge to expense for this plan amounted to $0.3 million in each of the years 2007, 2006 and 2005.


12. Shareholders' Equity

Equity Plans: The Company has stock option plans authorizing the granting of both incentive and nonqualified options and other stock rights of up to 5,925,000 shares of common stock to employees and directors. The stock options granted prior to 2002 vest over a five-year period and are exercisable over a ten-year period commencing from the date of vesting. The stock options granted in 2002 through February 2005 vest over a five-year period and are exercisable over a ten-year period commencing from the date of the grant. Stock options granted after February 2005 vest over either a four or five-year period and are exercisable over either a seven or ten-year period commencing from the date of the grant.

The Company also has performance share agreements under its equity-based compensation plans pursuant to which a target amount of performance share awards are granted based on the Company attaining certain financial performance goals relating to return on net tangible assets and earnings before interest, taxes, depreciation and amortization over a three-year performance period. The performance-based restricted stock awards vest in thirds over a three-year period (following the three-year performance period), and are paid annually as they vest, one half in the Company's common stock and one half in cash. The fair value of the performance-based restricted stock awards that are paid in common stock is measured at the market price on the grant date, and the fair value of the portion paid in cash is measured at the current market price of a share.

The following table provides a reconciliation of outstanding stock options for the twelve month period ending December 29, 2007.

                                                           Weighted
                                                           Average
                                               Weighted    Remaining    Aggregate
                                               Average    Contractual   Intrinsic
                                Shares Under   Exercise      Life         Value
                                   Option       Price       (Years)      ($000s)
                                ------------   --------   -----------   ---------
Outstanding December 30, 2006      1,983,170   $  29.54
Granted                              393,955      37.27
Exercised                           (236,633)     27.15
Forfeited                           (130,388)     31.87
                                ------------
Outstanding December 29, 2007      2,010,104      31.19           6.0   $   7,533
                                ============
Exercisable December 29, 2007      1,000,922      28.30           5.7       5,993

The total intrinsic value of options exercised during 2007, 2006, and 2005 was $2.9 million, $2.1 million, and $1.4 million, respectively.

The following table provides a reconciliation of nonvested performance share awards (including only awards to be paid in the Company's common stock) for the twelve month period ending December 29, 2007.

                                            Weighted
                                            Average
                                           Grant-Date
                                Shares     Fair Value
                              ----------   ----------
Nonvested December 30, 2006       58,500   $    29.37
Granted                           20,500        41.22
Vested                            (6,333)       25.07
Forfeited                        (23,500)       34.16
                              ----------
Nonvested December 29, 2007       49,167        35.51
                              ==========

The Company recognizes compensation cost of all share-based awards as an expense on a straight-line basis over the vesting period of the awards. At December 29, 2007, the unrecognized compensation cost for options and performance shares was $12.6 million before tax, and will be recognized over a weighted-average period of 2.7 years. The following table shows total stock-based compensation expense included in selling, general and administrative expenses in the Consolidated Statements of Income during 2007 and 2006. No such compensation expense was recognized during 2005.

                    (in thousands, except per share amounts)

                                          2007        2006
                                        --------   --------
Pre-tax stock based compensation        $  4,957   $  5,187
Income tax                                (1,880)    (1,889)
                                        --------   --------
Stock-based compensation expense, net   $  3,077   $  3,298
                                        ========   ========

The Company uses the Black-Scholes option valuation model to determine the fair value of awards granted. The weighted average fair value of and related assumptions for options granted were as follows:

                                                      2007         2006         2005
                                                    ---------    ---------    --------
Weighted average fair value of options granted     $    14.05   $    13.90   $   13.63
Assumptions:
    Risk-free interest rate                              4.46%        4.89%       4.27%
    Expected dividend yield                                 0%           0%          0%
    Expected stock price volatility                      35.7%        39.0%       39.4%
    Expected life of options                        4.7 years    4.8 years     7 years

Expected volatilities are based on both historical volatility of the Company's stock price and implied volatility of exchange-traded options on the Company's stock. The expected life of options is based on historical data for options granted by the Company and the SEC simplified method. The risk-free rates are based on yields available at the time of grant on U.S. Treasury bonds with maturities consistent with the expected life assumption.

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

Accumulated Other Comprehensive Income (Loss): The components of accumulated other comprehensive income (loss) at the end of the year were as follows (in thousands):

                                          December 29,   December 30,
                                              2007           2006
                                          ------------   ------------
Minimum pension liability adjustment*     $     (3,835)  $       (269)
Adoption of SFAS 158**                              --         (7,689)
Gain (Loss) on investments***                      105           (563)
Foreign currency translation adjustment         21,091          8,510
                                          ------------   ------------
   Total                                  $     17,361   $        (11)
                                          ============   ============

* net of tax of $2,323 and $165 for 2007 and 2006, respectively.

** net of tax of $4,712 for 2006.

*** net of tax of $(65) and $345 for 2007 and 2006, respectively.

Preferred Stock: The Board of Directors may authorize the issuance from time to time of preferred stock in one or more series with such designations, preferences, qualifications, limitations, restrictions, and optional or other special rights as the Board may fix by resolution.

13. Income Taxes

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109, Accounting for Income Taxes." FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The Company adopted the provisions of FIN 48 on December 31, 2006 and had no adjustments to the retained earnings balance as a result of the implementation. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:


Balance at December 31, 2006                       $     8,311
Additions for tax positions of prior years                 121
Settlements                                               (706)
Reductions based on lapse of statute                    (3,947)
                                                   -----------
Balance at December 29, 2007                       $     3,779
                                                   ===========

The amount of unrecognized tax benefits at December 29, 2007 was approximately $3.8 million. Of this total, approximately $1.8 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Company reasonably expects an approximate $1.3 million decrease in unrecognized tax benefits in the next 12 months due to settlements or lapse of tax statutes of limitations. None of the positions included in unrecognized tax benefits are related to tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The U.S. federal statute of limitations remains open for 2004 onward. Foreign and U.S. state statute of limitations generally range from three to six years. The Company is currently under examination in several foreign jurisdictions.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of income tax expense. As of December 29, 2007, the Company had approximately $0.3 million of accrued interest and penalties. Of this total, approximately $0.1 million represents the amount of interest and penalties that, if recognized, would favorably affect the effective tax rate in future periods.

Domestic and foreign income from continuing operations before minority interest and income taxes is as follows (in thousands):

                                                                                            2007          2006             2005
                                                                                        -----------    -----------     -----------
Domestic                                                                                $     2,149    $     2,655     $     1,484
Foreign                                                                                      49,139         26,751          26,452
                                                                                        -----------    -----------     -----------
Income from continuing operations before minority interest and income taxes             $    51,288    $    29,406     $    27,936
                                                                                        ===========    ===========     ===========

Federal, state, and foreign income tax (benefit) expense consists of the following (in thousands):

                                                                                      2007            2006           2005
                                                                                   -----------    -----------     -----------
Current:
  Federal                                                                          $    (1,871)   $     8,678     $     2,735
  State                                                                                  1,146            144              41
  Foreign                                                                               13,027          5,689          10,228
                                                                                   -----------    -----------     -----------
Subtotal                                                                                12,302         14,511          13,004
Deferred:
  Federal and state                                                                      2,033         (6,731)          1,956
  Foreign                                                                                  118         (1,610)         (3,520)
                                                                                   -----------    -----------      ----------
Subtotal                                                                                 2,151         (8,341)         (1,564)
                                                                                   -----------    -----------     -----------
Provision for income taxes                                                         $    14,453    $     6,170     $    11,440
                                                                                   ===========    ===========     ===========

A reconciliation between income taxes computed on income before income taxes at the federal statutory rate and the provision for income taxes is provided below (in thousands):

                                                                                       2007           2006           2005
                                                                                   -----------    -----------     ----------
Tax expense at statutory rate of 35%                                               $    17,951    $    10,292     $     9,785
State and local taxes, net of federal tax benefit                                          483             45              27
Foreign income tax rate differential                                                      (962)        (1,374)           (47)
Foreign losses for which no tax benefit is available                                        32            203           1,446
Valuation allowance                                                                         --             --            (753)
Tax on unremitted earnings                                                                (140)          (276)            790
Domestic net operating loss carryover                                                       --         (1,780)             --
Contingent tax reserves                                                                 (2,783)          (230)          1,119
Other, net                                                                                (128)          (710)           (927)
                                                                                   -----------    -----------     -----------
Provision for income taxes                                                         $    14,453    $     6,170     $    11,440
                                                                                   ===========    ===========     ===========

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Significant components of the Company's deferred tax assets and liabilities at December 29, 2007, and December 30, 2006, are as follows (in thousands):

                                                                                         2007        2006
                                                                                   -----------    -----------
DEFERRED TAX ASSETS
Accrued expenses                                                                   $    14,698    $    18,605
Foreign tax credit carryforwards                                                            --            769
AMT credit carryforwards                                                                 1,502          1,321
Accrued restructuring                                                                    9,348          8,322
Domestic & foreign net operating loss carryforwards                                      6,627          8,211
                                                                                   -----------    -----------
Gross deferred tax assets                                                               32,175         37,228
Less: Valuation allowance                                                                 (708)          (708)
                                                                                   -----------    -----------
Total deferred tax assets                                                               31,467         36,520
                                                                                   -----------    -----------
DEFERRED TAX LIABILITIES
Tax depreciation and amortization in excess of book                                     13,920         13,833
Other                                                                                      420            559
                                                                                   -----------    -----------
Total deferred tax liabilities                                                          14,340         14,392
                                                                                   -----------    -----------
Net deferred tax assets                                                            $    17,127    $    22,128
                                                                                   ===========    ===========

The deferred tax asset valuation allowance is related to deferred tax assets from foreign net operating losses. The remaining domestic and foreign net operating losses either have no expiration date or are expected to be utilized prior to expiration. The Company paid income taxes of approximately $16.7 million, $10.0 million and $9.5 million in 2007, 2006 and 2005, respectively. U.S. income taxes were not provided for on a cumulative total of approximately $36 million of undistributed earnings for certain non-U.S. subsidiaries as of December 29, 2007, and accordingly, no deferred tax liability has been established relative to these earnings. The determination of the deferred tax liability associated with the distribution of these earnings is not practicable. The Company has two subsidiaries in China that currently are taxed at an income tax rate less than the statutory income tax rate of 25%. The "tax holidays" are set to expire within the next five years.

14. Business Unit Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources. The CODM, as defined by SFAS 131, is the Company's President and Chief Executive Officer ("CEO").

The CEO historically has evaluated the Company's operations and reported the enterprise's operating segments by geography for the purpose of SFAS No. 131. Over the last several quarters, the Company has made a number of organizational changes that have changed the information the CODM receives and how the CEO evaluates the Company's operations. These organizational changes have increased the importance of the Company's reliance on business unit performance compared to geographic. As such, the Company determined in the third quarter of 2007 that business units now represent operating segments, as defined by SFAS No. 131, and therefore reports these business units as separate segments.

The Company's operating segments include the electronics business, the automotive business, and the electrical business.

- Electronics Business. Provides circuit protection components and expertise to leading global manufacturers of a wide range of electronic products including mobile phones, computers, LCD TV's, telecommunications equipment, medical devices, lighting products and white goods. The Electronics Business has the broadest product offering in the industry including fuses and protectors, positive temperature coefficient ("PTC") resettable fuses, varistors, polymer electrostatic discharge ("ESD") suppressors, discreet transient voltage suppression ("TVS") diodes, TVS diode arrays and protection thyristors, gas discharge tubes, power switching components and fuseholders, blocks and related accessories.

- Automotive Business. Provides circuit protection products to the worldwide automotive original equipment manufacturers ("OEM") and parts distributors of passenger automobiles, trucks, buses and off-road equipment. The Company also sells its fuses in the automotive replacement parts market. Products include blade fuses, high current fuses, battery cable protectors and varistors.

- Electrical Business. Provides circuit protection products and hazard assessments for industrial and commercial customers. Products include power fuses and other circuit protection devices that are used in commercial and industrial buildings and large equipment such as HVAC systems, elevators and machine tools.

Each of the operating segments is directly responsible for sales, marketing and research and development. Manufacturing, purchasing, logistics, customer service, finance, information technology and human resources are shared functions that are allocated back to the three operating segments. The CODM allocates resources to and assesses the performance of each operating segment using information about its revenue and operating income (loss) before interest and taxes, but does not evaluate the operating segments using discrete asset information.

Sales, marketing and research and development expenses are charged directly into each operating segment. All other functions are shared by the operating segments and expenses for these shared functions are allocated to the operating segments and included in the operating results reported below. The Company does not report inter-segment revenue because the operating segments do not record it. The Company does not allocate interest and other income, interest expense, or taxes to operating segments. Although the CEO uses operating income to evaluate the segments, operating costs included in one segment may benefit other segments. Except as discussed above, the accounting policies for segment reporting are the same as for the Company as a whole.

In accordance with SFAS 131, the Company has provided this business unit segment information for all comparable prior periods. Segment information is summarized as follows (in thousands):

                                           2007               2006               2005
                                    ---------------    ---------------    ---------------
Net sales
   Electronic                       $       348,957    $       365,418    $       305,870
   Automotive                               135,109            123,620            118,595
   Electrical                                52,078             45,821             42,624
                                    ---------------    ---------------    ---------------
Total net sales                     $       536,144    $       534,859    $       467,089
                                    ===============    ===============    ===============

Operating income (loss)
   Electronic                       $        19,814    $        37,819    $          (188)
   Automotive                                18,900             13,700             19,313
   Electrical                                11,989              9,936              8,102
   Other*                                       606            (32,597)              (261)
                                    ---------------    ----------------   ----------------
Total operating income                       51,309             28,858             26,966

Interest expense                              1,557              1,626              2,098
Other income, net                            (1,536)            (2,174)            (3,068)
                                    ---------------    ---------------    ---------------
Income from continuing operations
  before minority interest and
  income taxes                      $        51,288    $        29,406    $        27,936
                                    ===============    ===============    ===============

* Included in "Other" Operating income (loss) are nonrecurring items such as restructuring charges (see Note 9), asset impairments (see Note 10) and gains/losses on asset sales and disposals.

The Company's revenues and identifiable assets (total assets less intangible assets and investments) by geographical area for the fiscal years ended 2007, 2006 and 2005 are as follows (in thousands):

                                           2007               2006               2005
                                    ---------------    ---------------    ---------------
Net sales
   Americas                         $       204,305    $       215,892    $       199,855
   Europe                                   118,265            111,652             98,337
   Asia-Pacific                             213,574            207,315            168,897
                                    ---------------    ---------------    ---------------
Total net sales                     $       536,144    $       534,859    $       467,089
                                    ===============    ===============    ===============

Identifiable assets
   Americas                         $       165,074    $       227,322    $       248,651
   Europe                                   136,881            159,639            146,907
   Asia-Pacific                             164,730            148,526             90,233
                                    ---------------    ---------------    ---------------
Combined total                              466,685            535,487            485,791
Eliminations                                (79,572)          (169,900)          (156,632)
                                    ---------------    ---------------    ---------------
Consolidated total                  $       387,113    $       365,587    $       329,159
                                    ===============    ===============    ===============

For the year ended December 29, 2007, approximately 61.9% of the Company's net sales were to customers outside the United States (exports and foreign operations) including 18.6% to Hong Kong. Sales to Arrow Pemco Group were less than 10% for 2007 and 2005, respectively, but 10.6% for 2006. No other single customer accounted for more than 10% of net sales during the last three years.

15. Lease Commitments

The Company leases certain office and warehouse space as well as certain machinery and equipment under non-cancelable operating leases. Rental expense under these leases was approximately $4.4 million in 2007, $5.3 million in 2006, and $5.5 million in 2005. Rent expense is recognized on a straight-line basis over the term of the leases. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations. The Company also has leases that have lease renewal provisions. As of December 29, 2007, all operating leases outstanding were with third parties. The Company did not have any capital leases as of December 29, 2007.

Future minimum payments for all non-cancelable operating leases with initial terms of one year or more at December 29, 2007, are as follows (in thousands):

2008                                         $  5,748
2009                                            3,674
2010                                            2,063
2011                                            1,182
2012                                              754
2013 and thereafter                             1,769
                                             --------
Total lease commitments                      $ 15,190
                                             ========

16. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)                         2007            2006               2005
                                                               --------         --------          --------
Numerator:
  Net income                                                   $ 36,835         $ 23,824          $ 17,710
                                                               ========         ========          ========

Denominator:
  Denominator for basic earnings per share -
   Weighted-average shares                                       22,231           22,305            22,413
Effect of dilutive securities:
  Common stock equivalents                                          163              129               169
                                                               --------         --------          --------
  Denominator for diluted earnings per share -
   Adjusted weighted-average shares and assumed conversions      22,394           22,434            22,582
                                                               ========         ========          ========

Basic earnings per share                                         $ 1.66           $ 1.07            $ 0.79

Diluted earnings per share                                       $ 1.64           $ 1.06            $ 0.78


The following potential shares of common stock attributable to stock options were excluded from the EPS calculation because their effect would be anti-dilutive: 906,215 in 2007; 1,121,293 in 2006; and 712,153 in 2005.

17. Subsequent Event

On February 15, 2008, the Company entered into an agreement to lease certain office space for its U.S. headquarters that will be located in the Chicago area. Annual base rental expense under this lease will be approximately $1.6 million, which will be recognized on a straight-line basis over the term of the lease. The lease, which commences January 1, 2009 and expires December 31, 2024, also contains renewal provisions and other lease term options.

SELECTED FINANCIAL DATA

(in thousands, except per share data)

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                 2007                                        2006*
                               ---------------------------------------   ----------------------------------------
                                     4Q     3Q****        2Q     1Q***         4Q         3Q       2Q**        1Q
                               --------   --------  --------  --------   --------   --------   --------  --------
Net sales                      $134,966   $140,215  $129,149  $131,814   $127,836   $143,471   $137,941  $125,611
Gross profit                     42,656     46,289    41,271    41,321     38,089     47,085     31,289    44,800
Operating income (loss)           9,979     20,227    11,612     9,491      5,398     12,368     (2,691)   13,783
Net income                        7,938     14,294     8,382     6,221      4,644      9,360        449     9,371
Net income per share:
  Basic                            0.36       0.64      0.38      0.28       0.21       0.42       0.02      0.42
  Diluted                          0.36       0.64      0.37      0.28       0.21       0.42       0.02      0.42

*     Results reflect Efen as a discontinued operation.

** In the second quarter of 2006, the Company recorded a $17.1 million net restructuring charge (after a $2.9 million statutory rebate) related to the closure of its Ireland facility.

*** In the first quarter of 2007, the Company recorded a $3.5 million restructuring charge related to the closure of its Des Plaines and Elk Grove, Illinois facilities and the transfer of its manufacturing from Des Plaines, Illinois to the Philippines and Mexico.

**** In the third quarter of 2007, the Company recorded a $8.0 million gain on the sale of land in Ireland.